99

04045608

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME austriamicrosystems AG

*CURRENT ADDRESS A-8141 Schloss Premstaetten
Austria

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 20 2004
THOMSON
FINANCIAL

FILE NO. 82- 34824 FISCAL YEAR 12/31/03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS
DAT : 10/13/04

AR/S
12-31-03



austriamicrosystems


Headquarters & Fabs
Design Center
Sales Office
Distributor & Representative

austriamicrosystems **AG**

A-8141 Schloss Premstaetten | Austria
Phone +43/3136/500-0
Fax +43/3136/525-01

info@austriamicrosystems.com
www.austriamicrosystems.com

Date: **06.05.2004**

New AS1100 LED driver demonstrates *austriamicrosystems*' outstanding capabilities in low power electronics

Serial interface 8-digit driver features lowest shut down and operating current; ideal for bar-graph displays, industrial controllers, panel meters and LED matrix displays

austriamicrosystems has launched the AS1100, an LED driver for seven segment numeric displays of up to eight digits. Featuring an extremely low shutdown current of only 50µA (max), and an operating current of less than 500µA (max), the AS1100 offers significant improvements over its closest competitor in the market, which offers a shutdown current of 150µA and operating current of 8mA.



Significant reduced Power Consumption to closest Competitor
Current (µA)
9000
8000
7000
6000
5000
4000
3000
2000
1000
0
austriamicrosystems
Closest Competitor

The AS1100 can be programmed via a conventional four-wire 10MHz serial interface. It features both analog and digital brightness control, includes a BCD code-B decoder, multiplex scan circuitry, segment and display drivers and a 64-bit memory which is used to store the LED settings so that continuous reprogramming is not necessary.

"Each individual segment can be addressed and updated separately," said Walter Moshammer, Marketing Director of *austriamicrosystems*' communications business. "In addition, only one external resistor is required to set the current through the LED display."

The driver features both digital and analog brightness control and design engineers can choose the internal code-B decoder to display numeric digits or to address each segment directly. The number of visible digits can be programmed, it can be reset by software and an external clock can be used. Several test modes are available to support easy debugging.

Pin compatible with Maxim's MAX7219, the AS1100 is available immediately in 24-pin PDIP and SOIC packaging. Demoboards are available and datasheets can be found at www.austriamicrosystems.com

About *austriamicrosystems*

austriamicrosystems AG is a leading designer and manufacturer of highly integrated analog intensive mixed signal ICs. *austriamicrosystems* combines more than 20 years of design capabilities, product and marketing know-how with its own cutting edge analog manufacturing and test facilities. Operating worldwide with more than 800 employees, *austriamicrosystems* serves four strategic markets: Communications, Industry & Medical, Automotive and Full-Service Foundry.

CANADIAN OFFERING MEMORANDUM
Private Placement in Canada

CONFIDENTIAL

austriamicrosystems

Offering of 3,700,000 Ordinary Shares of

austriamicrosystems AG

(incorporated in Austria as a stock corporation)

CHF 35 per share

This Canadian Offering Memorandum, as defined herein, constitutes an offering of the securities described herein only in those jurisdictions and to those persons where and to whom they may be lawfully offered for sale, and therein only by persons permitted to sell such securities. This Canadian Offering Memorandum is not, and under no circumstances is it to be construed as, an advertisement or a public offering of the securities referred to in this document. No securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon this Canadian Offering Memorandum or the merits of the securities described herein and any representation to the contrary is an offence. In this Canadian Offering Memorandum references to "euro" are to the single currency of those member states of the European Union participating in the European Monetary Union from time to time. **The official daily noon rate of exchange between the euro ("€" or "EUR") and the Canadian dollar ("CDN$" or "Canadian dollar") as reported by the Bank of Canada on May 13, 2004, the latest practicable date, was approximately €0.61 = CDN$1.00.**

Joint Global Coordinators and Joint Bookrunners

Citigroup **UBS Investment Bank**

Co-Lead Manager

Morgan Stanley

Co-Managers

Bank Austria Creditanstalt **Bank Julius Baer & Co. Ltd.** **Bank Vontobel AG** **Lazard & Co., Limited**

The date of this Canadian Offering Memorandum is May 14, 2004.

CANADIAN OFFERING MEMORANDUM
(British Columbia, Ontario, Québec)

This Canadian Offering Memorandum (as defined below) relates to the offering of 3,700,000 no-par value ordinary bearer shares of austriamicrosystems AG (the "**Company**") with a calculated nominal value of €2.4224 (rounded) each (the "**Offered Shares**", and together with all other issued and outstanding shares of austriamicrosystems AG, the "**Shares**") to qualified purchasers in Canada. 2,000,000 Shares are being offered by the Company and 1,700,000 Shares are being offered for sale by the selling shareholders (the "**Selling Shareholders**") named in the Offering Memorandum (as defined below). The Company will not receive any proceeds from the sale of Shares by the Selling Shareholders.

Attached hereto and forming part of this document is the offering and listing memorandum dated May 14, 2004 (the "**Offering Memorandum**"), as filed with the SWX Swiss Exchange (together, this document and the Offering Memorandum are referred to as the "**Canadian Offering Memorandum**"). Except as otherwise provided herein, capitalized terms used in this document without definition have the meanings assigned to them in the Offering Memorandum. The offering of Offered Shares (the "**Offering**") in Canada is being made solely by this Canadian Offering Memorandum and any decision to purchase Offered Shares should be based solely on information contained in this document. No person has been authorized to give any information or to make any representations concerning this Offering other than those contained herein. This Canadian Offering Memorandum constitutes an offering of Offered Shares as described herein in the Canadian provinces of British Columbia, Ontario and Québec (the "**Canadian Jurisdictions**") only.

This Canadian Offering Memorandum is for the confidential use of only those persons to whom it is delivered by Citigroup Global Markets Limited or UBS Limited in connection with the offering of the Offered Shares described herein in the Canadian Jurisdictions only.

RESPONSIBILITY

Except as otherwise expressly required by applicable law or as agreed to in contract, no representation, warranty, or undertaking (express or implied) is made and no responsibilities or liabilities of any kind or nature whatsoever are accepted by any underwriter or any dealer as to the accuracy or completeness of the information contained in this Canadian Offering Memorandum or any other information provided by the Company in connection with the Offering.

RESALE RESTRICTIONS

The distribution of Offered Shares in Canada is being made on a private placement basis only and is therefore exempt from the requirement that the Company prepare and file a prospectus with the relevant Canadian regulatory authorities. Accordingly, any resale of the Offered Shares must be made in accordance with applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with exemptions from registration and prospectus requirements. Canadian purchasers are advised to seek legal advice prior to any resale of any Offered Shares.

REPRESENTATIONS OF PURCHASERS

Each Canadian investor who purchases Offered Shares on a private placement basis will be deemed to have represented to the Company, the underwriters and any dealer who sells the Offered Shares to such purchaser that: (1) the offering of the Offered Shares was made exclusively through the Canadian Offering Memorandum and was not made through an advertisement of the Offered Shares in any printed media of general and regular paid circulation, radio, television or telecommunications, including electronic display, or any other form of advertising in Canada; (2) such purchaser has reviewed the terms referred to above under "Resale Restrictions"; (3) where required by law, such purchaser is purchasing as principal for its own account and not as agent; and (4) such purchaser or any ultimate purchaser for which such purchaser is acting as agent is entitled under applicable Canadian securities laws to purchase such Offered Shares without the benefit of a prospectus qualified under such securities laws, and without limiting the generality of the foregoing: (a) in the case of a purchaser located in a province other than Ontario, without the dealer having to be registered; (b) in the case of a purchaser located in the province of British Columbia, such purchaser is an "accredited investor" as defined in section 1.1 of

Multilateral Instrument 45-103 – *Capital Raising Exemptions*; (c) in the case of a purchaser located in Ontario, such purchaser, or any ultimate purchaser for which such purchaser is acting as agent, is an "accredited investor", other than an individual, as that term is defined in Ontario Securities Commission Rule 45-501 – *Exempt Distributions* and is a person to which a dealer registered as an international dealer in Ontario may sell shares and (d) in the case of a purchaser located in Québec, such purchaser is a "sophisticated purchaser" within the meaning of sections 44 or 45 of the *Securities Act* (Québec).

TAXATION AND ELIGIBILITY FOR INVESTMENT

Any discussion of taxation and related matters contained in this Canadian Offering Memorandum does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase Offered Shares. Canadian purchasers of Offered Shares should consult their own legal and tax advisers with respect to the tax consequences of such an investment in their particular circumstances and with respect to the eligibility of the Offered Shares for investment by the purchaser under relevant Canadian federal and provincial legislation and regulations.

AUSTRIAN WITHHOLDING TAX

Canadian purchasers should refer to the heading "Taxation in The Republic of Austria" contained in the Offering Memorandum for information with respect to Austrian withholding tax. In addition, Canadian purchasers should consult their own legal and financial advisers with respect to the applicability of Austrian withholding tax to their situation and the tax consequences of the Offering and an investment in the Offered Shares in their particular circumstances.

EXCHANGE RATE INFORMATION

The Company publishes its financial statements in euro and in accordance with the accounting rules of the international accounting standards (now the international financial reporting standards) as applicable at the time of preparation.

The following table sets forth, for the periods indicated, certain information concerning the official rate of exchange for the euro against the Canadian dollar as reported by the Bank of Canada[1] (expressed in euro per CDN$1.00). Such rates were not used by the Company in the preparation of its financial statements or other financial information included in this Canadian Offering Memorandum.

Euro against the Canadian dollar (CDN$1.00)

Year ended December 31	Year-end Rate[2]	Average Rate[3]
1999	€0.69	€0.63
2000	€0.71	€0.73
2001	€0.70	€0.72
2002	€0.60	€0.67
2003	€0.61	€0.63

3 month period ended	Period-end Rate[2]	Average Rate[3]
March 31, 2003	€0.62	€0.62
June 30, 2003	€0.64	€0.63
September 30, 2003	€0.64	€0.64
December 31, 2003	€0.61	€0.64
March 31, 2004	€0.62	€0.61

1 Quotations are based on Bank of Canada 'nominal rates', which are neither buying nor selling rates. Rates available from financial institutions will likely differ.
2 Represents the noon rate as reported by the Bank of Canada on the last trading day of the period.
3 Represents the average of noon rates for the period as reported by the Bank of Canada.

RIGHTS OF ACTION FOR DAMAGES OR RESCISSION (Ontario)

Securities legislation in Ontario provides that every purchaser in Ontario acquiring Offered Shares pursuant to this Canadian Offering Memorandum shall have a statutory right of action for damages or rescission against the Company and any Selling Shareholder on whose behalf the distribution is made in the event this Canadian Offering Memorandum contains a misrepresentation as defined in the *Securities Act* (Ontario). Ontario purchasers who acquire a security offered by this Canadian Offering Memorandum during the period of distribution are deemed to have relied on the misrepresentation if it was a misrepresentation at the time of purchase. Ontario purchasers who elect to exercise a right of rescission against the Company or a Selling Shareholder shall have no right of action for damages against the Company or such Selling Shareholder. The right of action for rescission or damages conferred by the statute is in addition to, and without derogation from, any other right the purchaser may have at law. Prospective Ontario purchasers should refer to the applicable provisions of Ontario securities legislation and are advised to consult their own legal advisers as to which, or whether any, of such rights or other rights may be available to them.

The foregoing summary is subject to the express provisions of the *Securities Act* (Ontario), and the rules, regulations and other instruments thereunder and reference is made to the complete text of such provisions contained therein. Such provisions may contain limitations and statutory defences on which the Company and the Selling Shareholder(s), if any, may rely. The enforceability of these rights may be limited as described herein under "Enforcement of Legal Rights".

ENFORCEMENT OF LEGAL RIGHTS

The Company is an Austrian stock corporation. All or substantially all of the Company's directors and officers and the Selling Shareholders, as well as the experts named herein, may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the Company or such persons. All or a substantial portion of the assets of the Company and such other persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgement against the Company or such persons in Canada or to enforce a judgement obtained in Canadian courts against the Company or such persons outside of Canada.

LANGUAGE OF DOCUMENTS

Upon receipt of this document, you hereby confirm that you have expressly requested that all documents evidencing or relating in any way to the offer and/or sale of the Offered Shares (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. *Par la réception de ce document, vous confirmez par les présentes que vous avez expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à l'offre ou à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d'achat ou tout avis) soient rédigés en anglais seulement.*

OFFERING MEMORANDUM **CONFIDENTIAL**

austriamicrosystems

Offering of 3,700,000 Ordinary Shares of

austriamicrosystems AG

(incorporated in Austria as a stock corporation)

CHF 35 per Offered Share

This offering and listing memorandum (the "Offering Memorandum") relates to the offering of 3,700,000 no-par value ordinary bearer shares of austriamicrosystems AG with a calculated nominal value of €2.4224 (rounded) each (the "Offered Shares," and together with all other issued and outstanding shares of austriamicrosystems AG, the "Shares"). 2,000,000 Shares (the "New Shares") are newly issued Shares resulting from a share capital increase and 1,700,000 Shares (the "Old Shares") are being offered for sale by the selling shareholders (the "Selling Shareholders") named in the Offering Memorandum. We will not receive any proceeds from the sale of Old Shares by the Selling Shareholders.

The offering (the "Offering") includes (i) a public offering in Switzerland, (ii) a private placement outside of the United States and Switzerland made in reliance on Regulation S under the United States Securities Act of 1933, as amended, (the "U.S. Securities Act") and (iii) a private placement in the United States pursuant to Rule 144A under the U.S. Securities Act only to qualified institutional buyers ("QIBs").

AMS Holding S.à.r.l. and VCP Capital Partners Unternehmensberatungs AG, two of the Selling Shareholders, have granted to Citigroup and UBS Investment Bank (the "Joint Global Coordinators") on behalf of the managers an option to purchase up to 555,000 additional Shares at the Offering Price (as defined below) less commissions. The option is exercisable for a period beginning on the first day of trading of the Shares on the SWX Swiss Exchange and ending 30 calendar days after the Settlement Date (as defined below).

The Shares have not been registered under the U.S. Securities Act. Prospective purchasers that are QIBs are hereby notified that the seller of the Shares may be relying on the exemption from the provisions of Section 5 of the U.S. Securities Act provided by Rule 144A. For a description of certain restrictions on transfers of the Shares, see "Transfer Restrictions."

After the closing of the Offering, 33.6 percent of our issued share capital will be held by the public (38.7 percent if the managers' option to purchase additional shares is exercised in full). The Offered Shares rank *pari passu* in all respects with each other and with all of our other Shares.

There is currently no market for the Shares. We have applied to have the Shares listed on the main segment of the SWX Swiss Exchange. We expect that the Shares will be listed, and that dealings in the Shares will commence, on or about May 17, 2004.

Investing in the Shares involves risks. See "Risk Factors" beginning on page 8.

The offering price of the Offered Shares (the "Offering Price") is CHF 35 per Offered Share.

It is expected that delivery of the Offered Shares through the book-entry facilities of SIS SegaInterSettle AG ("SegaInterSettle"), Clearstream Banking S.A., Luxembourg ("Clearstream"), and Euroclear Bank S.A. as operator of the Euroclear System ("Euroclear") against payment will occur on or about May 19, 2004 (the "Settlement Date").

Joint Global Coordinators and Joint Bookrunners

Citigroup **UBS Investment Bank**

Co-Lead Manager

Morgan Stanley

Co-Managers

Bank Austria Creditanstalt **Bank Julius Baer & Co. Ltd.** **Bank Vontobel AG** **Lazard & Co., Limited**

May 14, 2004

You should rely only on the information contained in this Offering Memorandum. We have not, and the managers have not, authorized anyone to provide you with different information. We are not, and the managers are not, making an offer of these securities in any jurisdiction where this offer is not permitted. You should not assume that the information contained in this Offering Memorandum is accurate as of any date other than the date on the front of this Offering Memorandum.

TABLE OF CONTENTS

austriamicrosystems AG assumes responsibility for the completeness and accuracy of this Offering Memorandum pursuant to Art. 35 of the listing rules of the SWX Swiss Exchange (the "Listing Rules") and Section 4 of Scheme A of the Listing Rules. austriamicrosystems AG, having made all reasonable inquiries, accepts responsibility for and confirms that this Offering Memorandum contains all information with regard to our Company, our subsidiaries and the Offered Shares that is material in the context of the Offering, that the information in this Offering Memorandum is true and correct in all material respects and is not misleading, that our opinions and intentions expressed herein are honestly held and that there are no other facts the omission of which makes this Offering Memorandum as a whole or any of such information or the expression of any such opinions or intentions misleading. In addition to your own examination of us and our subsidiaries as well as of the terms of the Offering, including the merits and risks involved (see "Risk Factors"), you should rely only on the information contained in this Offering Memorandum and notices required under the Listing Rules to be published by us expressly amending this Offering Memorandum.

Any purchase of Shares in the Offering will be made solely on the basis of the information contained in this Offering Memorandum as expressly amended and supplemented by notices from us which may contain different information from that contained in this document. You are authorized to use this Offering Memorandum solely for the purpose of considering the purchase of our Shares in the Offering. austriamicrosystems AG has provided the information in this Offering Memorandum. The Joint Global Coordinators or managers or any of their respective affiliates or advisers make no representation or warranty, express or implied, as to the accuracy or completeness of such information, and nothing contained herein is, or shall be relied upon as, a promise or representation by the Joint Global Coordinators or the managers or any of their affiliates or advisers as to the past or the future. You agree to the foregoing by accepting delivery of this Offering Memorandum.

No person is authorized to give information or to make any representation in connection with the Offering other than as contained in this Offering Memorandum. If any such information is given or made, it must not be relied upon as having been authorized by us or any of the managers or any of their affiliates or advisers or selling agents. Neither the delivery of this Offering Memorandum nor any sale made hereunder shall under any circumstances imply that there has been no change in our affairs or that the information set forth in this Offering Memorandum is correct as of any date subsequent to the date of this Offering Memorandum.

In making an investment decision, you must rely on your own examination of our Group and the terms of the Offering, including the merits and risks involved. In addition, neither we nor the managers nor any of our or their respective representatives are making any representation to you regarding the legality of an investment in the Shares, and you should not construe anything in this Offering Memorandum as legal, business or tax advice. You should consult your own advisors as to legal, tax, business, financial and related aspects of an investment in the Offered Shares. You must comply with all laws applicable in any jurisdiction in which you buy, offer or sell the Shares or possess or distribute this Offering Memorandum, and you must obtain all applicable consents and approvals; neither we, the Joint Global Coordinators nor the managers shall have any responsibility for any of the foregoing legal requirements.

The distribution of this Offering Memorandum and the offering and sale of the Shares in certain jurisdictions may be restricted by law. We require persons into whose possession this Offering Memorandum comes to inform themselves about and to observe any such restrictions. For a description of certain restrictions on the offering and sale of the Shares, see "Plan of Distribution" and "Transfer Restrictions." This Offering Memorandum does not constitute an offer of, or an invitation to purchase, any of the Shares in any jurisdiction in which such offer or sale would be unlawful. No one has taken any action that would permit a public offering to occur in any jurisdiction other than Switzerland.

NOTICE TO U.S. INVESTORS

The Shares have not been and will not be registered under the U.S. Securities Act or with any securities regulatory authority of any state or other jurisdiction in the United States, and may not be offered, sold, pledged or otherwise transferred except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and in compliance with any applicable state securities laws. Please refer to the sections in this Offering Memorandum entitled "Plan of Distribution" and "Transfer Restrictions."

Neither the U.S. Securities and Exchange Commission, any state securities commission nor any other regulatory authority, has approved or disapproved the securities nor have any of the foregoing authorities passed upon or endorsed the merits of this offering or the accuracy or adequacy of this Offering Memorandum. Any representation to the contrary is a criminal offense in the United States.

NOTICE TO NEW HAMPSHIRE RESIDENTS ONLY

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES ("RSA") WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE IMPLIES THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT ANY EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

NOTICE TO CERTAIN EUROPEAN INVESTORS

Austria. The Offering of the Shares is not a public offering in the Republic of Austria. The Shares may only be acquired in accordance with the provisions of the Austrian Capital Markets Act (*Kapitalmarktgesetz*), as amended, and any other applicable Austrian law. No application has been made under Austrian law to publicly market the Shares in or out of the Republic of Austria. The Shares are not registered or authorized for distribution under the Capital Markets Act and accordingly may not be, and are not being, offered or advertised publicly or by public promotion. Therefore, this Offering Memorandum is strictly for private use and the Offering is only being made to recipients to whom the document is personally addressed and does not constitute an offer or advertisement to the public. The Shares will only be available (i) to a limited group of persons within the scope of their trade or business or (ii) to a limited group of persons personally identified prior to the Offering.

The Netherlands. In the Netherlands, the Shares described in this Offering Memorandum may not, are not and will not be offered, distributed, sold, transferred or delivered, directly or indirectly, to any person other than to individuals or legal entities who or which trade in securities in the conduct of their profession or trade within the meaning of Section 2 of the exemption regulation pursuant to the Netherlands Securities Market Supervision Act 1995 *(Vrijstellingsregeling Wet toezicht effectenverkeer 1995),* which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises that, as an ancillary activity, regularly invest in securities.

United Kingdom. The Shares may not be offered or sold to any person in the United Kingdom, other than to persons whose ordinary activities involve them acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Financial Services and Markets Act of 2000.

In connection with the Offering, UBS may over-allot or effect transactions with a view to supporting the market price of the Shares at levels above those that might otherwise prevail in the open market for a limited period after the first day of trading of the Shares on the SWX Swiss Exchange. Such transactions may be effected on the SWX Swiss Exchange, in the over-the-counter market or otherwise, and shall be carried out in accordance with applicable rules and regulations. Such stabilizing, if commenced, may be discontinued at any time without prior notice and will in any event be discontinued 30 days after the Settlement Date.

SERVICE OF PROCESS AND ENFORCEABILITY OF CERTAIN FOREIGN JUDGMENTS

austriamicrosystems AG is incorporated in Austria and most of its assets are located outside the United States. In addition, all of our directors and officers are non-residents of the United States and their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us with respect to matters arising under the federal securities laws of the United States, or to enforce against us judgments of courts of the United States whether or not predicated upon the civil liability provisions of the federal securities or other laws of the United States or any state thereof. In general, the enforceability in Austrian courts of final judgments of U.S. courts would require retrial of the case in Austria.

AVAILABLE INFORMATION

We have agreed to file an application pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"), for an exemption from the reporting requirements of Section 12(g) of the U.S. Exchange Act. Pursuant to the terms of such exemption, we are required to furnish the United States Securities and Exchange Commission certain information in accordance with Rule 12g3-2(b). For so long as any of the Shares remain outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act, we will, during any period in which we are neither subject to Section 13 or 15(d) of the U.S. Exchange Act nor exempt from reporting pursuant to Rule 12g3-2(b), furnish, upon written request, to holders of our Shares, any owner of any beneficial interest in our Shares or any prospective purchaser designated by such holder or owner, the information required to be delivered pursuant to Rule 144A(d)(4) under the U.S. Securities Act. Any such request should be directed to us at Schloss Premstätten, Tobelbaderstrasse 30, A-8141 Unterpremstätten, Austria, telephone number +43 (31) 36500-5200.

MARKET AND INDUSTRY DATA AND CAPACITY INFORMATION

Market data and certain industry forecasts used throughout this Offering Memorandum were obtained from internal surveys, reports and studies, where appropriate, as well as market research, publicly available information, industry publications and publications by trade organizations, including World Semiconductor Trade Statistics, Inc. ("WSTS"), none of which we have verified. Similarly, internal surveys, estimates and market research, while believed to be reliable, have not been independently verified, and we do not make any representation as to the accuracy of such information. Statements in this Offering Memorandum about capacity and utilization rates of our semiconductor fabrication facilities are based on our management's estimates and expectations regarding the product mix in our respective facilities. Changes in our product mix could cause the actual capacity or utilization rates of our facilities to vary significantly from those set forth in this Offering Memorandum.

AVAILABILITY OF DOCUMENTS

Copies of this Offering Memorandum are available free of charge in Switzerland at the office of UBS Investment Bank, Transaction Legal, at Europastrasse 1, CH-8152 Opfikon, Switzerland (Telephone: +41-1-239 4703, Fax: +41-1-239 2111, e-mail: swiss-prospectus@ubs.com), and the office of Citibank N.A. Zurich, at Seestrasse 25, CH-8002 Zürich, Switzerland (Telephone: +41-1-2057111).

Any future annual and interim reports prepared by us may be obtained at our offices at: austriamicrosystems AG, Schloss Premstätten, Tobelbaderstrasse 30, A-8141, Unterpremstätten, Austria, and on our website at www.austriamicrosystems.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Offering Memorandum includes "forward-looking statements" including, without limitation, statements containing the words "believe," "anticipate," "project," "intend," "plan," "expect" and words of similar import. All statements other than statements of historical fact included in this Offering Memorandum, including, without limitation, those regarding our financial position, business strategy, plans and objectives of our management for future operations (including our plans to ramp up our manufacturing capacities, see "Our Business—Manufacturing"), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding our present and future business strategies and the environment in which we will operate in the future.

Important factors that could cause our actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others:

- changes in the competitive nature in the markets or market segments in which we operate;
- failure to innovate or implement new technologies;
- changes in economic conditions of the semiconductor industry or in general global or local economic conditions;
- reduced liquidity;
- our success in growing our business and increasing our manufacturing capacities and utilization rates;
- the terms and conditions of acquisitions and dispositions of businesses and assets and the timing thereof;
- a decline in the financial and/or equity markets; and
- currency rate fluctuations.

The forward-looking statements contained herein are made only as of the date of this Offering Memorandum. We expressly disclaim any obligation to release publicly any updates of or revisions to any forward-looking statement contained herein as a result of any change in our expectations with regard thereto or any change in events, conditions or circumstances, except in respect of obligations to publish according to Article 72 of the Listing Rules or other laws, rules or regulations governing our reporting obligations in the ordinary course of business.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this Offering Memorandum, references to "€" or "euro" are to the common currency of the twelve member states of the European Union's Economic and Monetary Union ("EMU"). References to "$," "US$," "dollars" or "U.S. dollars" are to the national currency of the United States of America. References to "CHF" or "Swiss francs" are to the national currency of the Swiss Confederation. We publish our consolidated financial statements in euro.

Unless otherwise stated, references in this Offering Memorandum to the "Audited Consolidated Financial Statements" are to our audited annual consolidated financial statements as at and for the years ended December 31, 2001, 2002 and 2003, and references to "Interim Consolidated Financial Data" are to our unaudited consolidated financial data for the three months ended March 31, 2003 and 2004, in each case prepared in accordance with the accounting rules of the international accounting standards ("IAS," now the international financial reporting standards, "IFRS," or together with IAS, "IFRS/IAS"), as applicable at the time of the preparation of the Audited Consolidated Financial Statements, including the notes thereto, and the Interim Consolidated Financial Data, respectively, which are included beginning on page F-1 in this Offering Memorandum. IFRS/IAS differs from the Austrian Commercial Code (*Handelsgesetzbuch*) ("Austrian GAAP") and United States generally accepted accounting principles ("U.S. GAAP") in various material respects, see "Summary of Certain Significant Differences between IFRS and U.S. GAAP." Financial data included in this Offering Memorandum relating to us is derived from the Audited Consolidated Financial Statements and the Interim Consolidated Financial Data.

Rounding adjustments have been made in calculating some of the financial, statistic and other numerical information included in this Offering Memorandum. As a result, numerical figures shown as totals in some tables may not be exact arithmetical aggregations of the figures that proceed them.

SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this Offering Memorandum. Investors should thoroughly consider this Offering Memorandum in its entirety, and in particular, the information set forth under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

In this Offering Memorandum, unless the context requires otherwise,

- "austriamicrosystems" or the "Company" refers to austriamicrosystems AG;
- "We," "us," "our" or the "Group" refers to the Company, together with its consolidated subsidiaries, unless otherwise defined;
- "Permira" refers to Permira Beteiligungsberatung GmbH, Frankfurt, Germany;
- "AMS Holding" refers to AMS Holding S.à.r.l., an entity owned by Permira Europe I and Permira Europe II, funds advised by Permira;
- "VCP" refers to VCP Capital Partners Unternehmensberatungs AG; and
- the "Selling Shareholders" refers to AMS Holding, VCP, Mr. Roland Koo, and Mr. Stefan Thomke.

Our Business

Overview

We are a market leader in the design, development and manufacture of high performance analog and analog-intensive mixed-signal semiconductor products. Through our global sales team, we sell a broad range of highly integrated ASICs and ASSPs, and, more recently, Standard Linear products, to diversified end markets which we categorize as the communications, industry and medical, and automotive markets. We focus on applications that benefit from achieving the lowest system power consumption combined with high feature integration and programmability.

We have more than 20 years of experience in developing IC solutions for our customers and have developed what we believe to be an extensive world-class library of intellectual property. We focus on the following key markets and applications where we have identified an increasing demand for high volume analog and mixed-signal ICs, and where we believe our intellectual property library and design expertise give us a significant competitive advantage:

- ***Communications*** products, including mobile entertainment and consumer electronics devices, such as mobile phones and mobile audio players, touch screens, LED drivers and MEMS silicon microphones;
- ***Medical*** applications, including home health devices, such as glucose meters, insulin pens, medical imaging, pacemakers, heart rate monitors and electronic personal care applications;
- ***Industry*** applications, such as electronic meters for electricity, water and heat, as well as various sensor interfaces, drivers for motors and printers, and MEMS-interfaces; and
- ***Automotive*** products, such as keyless go and keyless entry systems, ESP stability control systems, rain sensors and motor controllers.

We enjoy strong relationships with leading players in these markets and have been selling products to many of them for over ten years. In 2003, we have shipped more than 90 million devices to approximately 370 current customers, which include industry-leading companies such as Appeal (a subsidiary of Motorola), Delphi, Hella, Honeywell, Kostal, Marquardt, Nokia, Panasonic, Roche, Sagem, Samsung, Schlumberger, and Siemens.

We are an Integrated Device Manufacturer, or IDM, which means that we combine our manufacturing process capabilities with our design, test and product engineering expertise to optimize analog product performance. This integration allows us quickly to deliver innovative high-performance products. In 2002, we started production at our new eight-inch (200 mm) wafer manufacturing facility, or fab, which we refer to as Fab B. In addition, we continue to operate our four-inch (100 mm) fab that has been in service since 1983, and which we refer to as Fab A. Fab B is equipped with standard 0.35 μm CMOS base process technology that we are entitled to use under a technology transfer and manufacturing agreement with Taiwan Semiconductor Manufacturing Company ("TSMC"). In addition, we have what we believe are leading-edge specialty process technologies, especially for high voltage and silicon germanium, or SiGe, processes. We consider our long-established track record in test engineering to be integral to the overall service offered to our customers, and our facilities have been certified to the highest standards required by the automotive and medical industries.

We also offer a full-service foundry capability to third party IC developers. Our foundry service allows us to enhance the utilization of our existing wafer fabs, thereby spreading our cost base over a larger volume of business. Customers seek our foundry services because of our specialty process capabilities as well as our industry certifications. Our full-service foundry customers include companies such as Analog Devices, Chipcon, Ikanos, Synaptics, and Texas Instruments. Even though several of our foundry customers are direct competitors of our products business, they continue to rely on our specialty manufacturing processes.

For the year ended December 31, 2003, we reported revenues of €134.4 million and results from operations of €4.9 million. For the three months ended March 31, 2004, we reported revenues of €32.3 million and results from operations of €2.3 million.

Our Strengths

We believe that we have the following competitive strengths:

Analog design expertise to deliver highly integrated, high performance solutions. We believe our products offer industry-leading performance in the analog-intensive applications of power management, high voltage device drivers, low-noise sensor interfaces, and radio frequency. We are able to achieve high integration of multiple analog functions, combined with digital circuitry and in some cases sensors, to deliver solutions for our customers' applications that are superior with regard to overall system performance, form-factor flexibility, and value. We are able to quickly and cost-effectively develop new and derivative products such as ASSPs and Standard Linear ICs by leveraging our extensive library of intellectual property covering both circuit design and manufacturing processes. We have over 200 dedicated analog and mixed-signal engineers combining long-standing industry experience with expertise in analog design tools and processes.

Market and system know-how driving strong product pipeline. The strong customer relationships built by our direct sales force and field application engineers allow us to develop a detailed understanding of the system needs of OEMs and ODMs in our focus market segments. This know-how guides our product development efforts and has enabled us to win design-ins of our products with numerous customers over recent years, both for ASICs and ASSPs. We currently work on more than 160 design projects in collaboration with specific customers. While it can take one to three years, or in some cases even longer, for a design-win to begin volume production by a customer, this allows us to build our product pipeline. We believe the significant investments we made in R&D and sales team expansion during the industry downturn from 2001 to 2003 have been responsible for the strong product pipeline we currently enjoy. We expect that many of the products in our product pipeline will ramp into volume production over the near and mid-term.

Sole source supplier with long-term customer relationships. We are a sole source supplier of specific analog and mixed-signal ICs for many of our customers in diversified end markets, both for ASICs and ASSPs, and have achieved a high rate of customer retention. We believe our customers' decisions to purchase from us are a reflection of their confidence in our operational excellence and ability to satisfy the complex logistical demands of their manufacturing processes with large volumes of technically advanced, reliable products. We offer our customers stable engineering support as well as manufacturing and testing over an entire product life cycle which can sometimes be as long as ten years.

Global sales and engineering support network. During the past three years, we have significantly expanded our global network of dedicated sales people and highly skilled field application engineers to be close to our customers in Asia Pacific, Europe and North America. Since the beginning of 2001, our global sales team of field sales engineers and field application engineers grew from 23 to 36 as of the end of 2003. Over the same period, we increased the number of our sales offices worldwide from nine to 16 located in the main centers of the semiconductor industry throughout Asia Pacific, Europe and North America. Our direct sales force and field application engineers constantly work with our customers to identify their ongoing needs and new applications, which provides us with critical market intelligence for our marketing engineers to respond to customer demands with innovative products, such as our ASSPs and Standard Linear solutions.

State-of-the-art manufacturing and specialty processes. During 2002, we completed construction of a new state-of-the-art eight-inch wafer fab close to our existing fab at our headquarters near Graz, Austria. With selected equipment investments that would require relatively low additional capital expenditures we can significantly increase our wafer fab capacity over the coming years. We believe that this additional capacity will enable us to exploit possible industry capacity constraints and to provide our customers with confidence in our ability to deliver. We have developed state-of-the-art specialty processes for analog and mixed-signal IC fabrication, particularly for high voltage and SiGe processes, which are a critical element of our ability to deliver innovative products. We believe that the significant investments and development time required to develop specialty processes like ours represent an important barrier to competitors entering the analog and analog-intensive mixed-signal IC market. As high capacity utilization is key to leveraging our cost structure, our full-service foundry provides us with the base load necessary to spread our manufacturing costs over high volumes.

Management strength and experience. Our senior management team consists of eight members with varied, international backgrounds. All members of our senior management team have long-standing expertise in the semiconductor and/or technology industry, and several members of our team were with us when we were founded. In 2002, we appointed a new CEO, shifted our sales and marketing efforts to focus on Asia Pacific and expanded our product development efforts to include ASSPs and Standard Linear products in addition to our customer-specific ASICs. Since 2002, our management team has led the implementation of a continuous improvement process that we believe provides discipline to our investment decisions, with a particular focus on strict cost controls, benchmarking and healthy growth. For additional information on our management team, see "Management."

Our Strategy

The key elements of our strategy to grow our sales and profitability are:

Leveraging our intellectual property to further build our product pipeline. We aim to continue leveraging the design expertise in our IP library, combined with our detailed market and customer system knowledge to pursue additional design-wins. For example, as a pioneer in highly integrated programmable power management ICs, we are now able to offer our customers ASSPs and increasingly Standard Linear products to rapidly and flexibly respond to customer demands. We believe that our increasing focus on Standard Linear products will enable us to achieve design-wins at the prototype and introduction phases of the lifecycles of our customers' products, thereby better positioning us for follow-on ASIC or ASSP wins.

Building on our product platforms to diversify into new market segments and increase R&D productivity. Central to our product development strategy are product families that consist of a single platform and multiple derivative ICs that span a range of market segments. Our derivative products re-use most of the initial platform design efforts which significantly reduces time to market and boosts R&D productivity. For example, we have been able to design a variety of derivative products for the GSM, CDMA, smartphone and broadband phone market segments in less than four months each from our power management product platform, which we developed over a period of approximately 18 months. Our platform strategy thus allows us to meet our customers' needs and respond to market opportunities by quickly customizing our products while minimizing expenses and design risks.

Growing standard linear sales and establishing additional distributor relationships. We intend to grow our sales of Standard Linear products in coming years. We primarily rely on our direct sales force for sales of our ASIC and ASSP products because they typically require a high level of customer engineering support. However, as we expand our portfolio of Standard Linear ICs, and for certain ASSPs, we intend to expand our reseller relationships with distributors to offer our products more widely in the global market.

Capitalizing on our presence in Asia Pacific. Over the past two years we have invested in significantly expanding our direct sales presence in critical markets within Asia Pacific, where we perceive strategic growth opportunities. More than 30 percent of our field sales engineers and field application engineers are now located in the Asia Pacific region. We aim to build on our existing customer relationships and to open new key accounts by leveraging our sales organization.

Driving product volume to exploit our manufacturing cost structure. While our gross margins depend on multiple factors including product mix and customer pricing, they directly respond to increases in our wafer manufacturing volume. We intend to increase the installed manufacturing capacity in Fab B over the mid-term from 5,200 wafer starts per month to approximately 8,600 wafer starts per month. We expect our average cost per manufactured wafer to decline significantly as we utilize increasing manufacturing capacity. We will continue to focus on further reducing test and assembly costs with a view to optimizing our product mix.

Focusing on specialty process innovation to achieve key analog performance advantages. We will continue to emphasize our process capability with a view to driving down costs, building smaller designs and supplying higher performance, specialized products. Our fifth generation high voltage capability and fourth generation BiCMOS/SiGe-BiCMOS process, for example, require fewer masks and processing steps. These specialty processes tend to have longer lifecycles and more stable pricing than standard CMOS processes. In our full-service foundry, we particularly emphasize our specialty processes with a view to expanding our gross margins and strengthening customer relationships.

History and Development

We were founded in 1981 by American Microsystems Inc. and VOEST Alpine AG with the purpose of setting up a European production facility and sales organization for ICs. In 1993, we were the first European semiconductor manufacturer to achieve a stock exchange listing (on the Vienna Stock Exchange). In 2000, we were acquired and taken private by funds being advised by Permira, and, consequently, our stock was delisted. As a privately held company we refocused our commercial emphasis from nearly exclusively providing customer-specific solutions to also offering standard products in order to address broader markets. This entailed significant investment in R&D for new products, opening new sales offices and design centers around the world, and completing a significant capital investment program to build our eight-inch wafer fab.

Our corporate headquarters and our design and manufacturing facilities are located near Graz, Austria. In addition, we have product design centers in Switzerland, Italy, and India (Bangalore). Our world-wide sales offices are located in the key centers of product development and electronic manufacturing throughout Asia Pacific, Europe and North America, including in Korea, Japan, China (Suzhou), Hong Kong, Taiwan, Singapore, Germany, France, UK, Finland, Sweden, Italy, and the United States (North Carolina, Arizona, Michigan, and California).

Summary of the Offering

Offering:	The Offering is an underwritten offering of an aggregate amount of 3,700,000 Offered Shares and consists of (i) a public offering in Switzerland, (ii) a private placement outside the United States and Switzerland made in reliance on Regulation S under the U.S. Securities Act and (iii) a private placement in the United States to QIBs pursuant to Rule 144A under the U.S. Securities Act. The Offering is also extended to certain of our employees.
Shares:	The Shares are our no-par value ordinary bearer shares with a calculated nominal value of €2.4224 (rounded) each. The Shares are fully paid and non-assessable.
Offered Shares:	1,700,000 Old Shares are being sold in the Offering by the Selling Shareholders and 2,000,000 New Shares are being offered for sale by us.
Selling Shareholders:	AMS Holding, VCP, Mr. Roland Koo, and Mr. Stefan Thomke.
Option to Purchase Additional Shares:	AMS Holding and VCP have granted to the Joint Global Coordinators, on behalf of the managers, an option, exercisable for a period commencing on the first day of trading of the shares on the main segment of the SWX Swiss Exchange and ending 30 days after the Settlement Date of the Offering, to purchase up to 555,000 additional existing Shares at the Offering Price less commissions.
Offering Period:	The Offering period started on May 3, 2004 and ended on May 14, 2004.
Offering Price:	The Offering Price is CHF 35 per Offered Share. The Offering Price was determined by us, the Selling Shareholders and the Joint Global Coordinators after completion of the bookbuilding period on May 14, 2004.
Amendments or Changes:	Any notices containing amendments or changes to the terms of the Offering or the Offering Memorandum will be announced via the electronic media as well as by being published in the German language and French language newspapers *Neue Zürcher Zeitung* and *l'agefi*, respectively.
Shares Issued and Outstanding after the Offering:	11,000,000 Shares.
Percentage of the Total Issued Share Capital Being Offered in the Offering:	The Offered Shares represent 33.6 percent of our registered share capital (giving effect to the capital increase in connection with the Offering). If the option to purchase additional Shares described above is exercised in full, the Shares sold in the Offering will represent 38.7 percent of our registered share capital.
Listing:	Application has been made to list the Shares on the main segment of the SWX Swiss Exchange under the symbol AMS. It is expected that the Shares and the shares from our conditional capital will be listed and that trading in the Shares will commence on or about May 17, 2004. Application has been made for the Shares to be accepted for clearance through SegaInterSettle, Euroclear and Clearstream.
Settlement Date:	On or about May 19, 2004.
Lock-up Agreements:	We have agreed that until six months from the Settlement Date, without the prior written consent of the Joint Global Coordinators, we will not, and will not announce our intent to: • effect any capital increase from authorized capital;

- propose any capital increase to our general meeting of shareholders;
- issue, offer, sell, purchase, pledge or contract to sell or purchase any Shares or any securities convertible into, exchangeable for, or which otherwise represent a right to acquire, Shares; and
- enter into any other economically comparable transaction (including a derivative transaction);

provided that no consent will be required for the issuance of Shares or other securities to our employees, officers and directors.

Our existing shareholders, other than the members of our management board and executive committee have agreed that, until six months from the Settlement Date, they will not, without the prior written consent of the Joint Global Coordinators, offer, sell or otherwise dispose of Shares or any securities convertible into, exchangeable for, or which otherwise represent a right to acquire, Shares or otherwise enter into any other economically comparable transaction (including a derivative transaction).

Our existing shareholders who are members of our management board and/or executive committee have agreed that, until nine months from the Settlement Date, they will not, without the prior written consent of the Joint Global Coordinators, offer, sell or otherwise dispose of Shares or any securities convertible into, exchangeable for, or which otherwise represent a right to acquire, Shares or otherwise enter into any other economically comparable transaction (including a derivative transaction).

Voting Rights: Each Share carries one vote at our general meeting of shareholders. Voting rights can only be exercised following the deposit of the Shares. See "Share Capital and Shares—General Meeting of Shareholders and Voting Rights."

Dividend Rights: The Offered Shares will be entitled to dividends declared for the financial year ending December 31, 2004, if any.

Use of Proceeds: We will receive net proceeds from the issue and sale of the New Shares estimated at approximately CHF 63.8 million (€41.5 million) after deducting estimated amounts that we must pay for underwriting commissions and expenses. We intend to use the net proceeds from the sale of the 2,000,000 New Shares to repay a portion of our investment credit facility in an amount of approximately €40 million. We will not receive any of the proceeds paid to the Selling Shareholders for the sale of the Old Shares. See "Use of Proceeds."

Swiss Securities Number *(Valorennummer)*: 1.808.109

ISIN: AT0000920863

Common Code: 019114198

Ticker Symbol: AMS

Risk Factors: For a description of certain considerations that you should take into account in deciding whether to purchase Shares in the Offering, see "Risk Factors" beginning on page 8.

Summary Consolidated Financial Information

The tables below present certain summary consolidated financial information for the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2003 and 2004. This information has been derived from our Audited Consolidated Financial Statements and Interim Consolidated Financial Data included elsewhere in this Offering Memorandum. This information should be read in conjunction with, and is qualified in its entirety by reference to, such financial statements and the related notes. IFRS differs in certain significant respects from U.S. GAAP. See "Summary of Certain Significant Differences between IFRS and U.S. GAAP" for a summary of certain of these differences.

	Year Ended December 31,			Three Months Ended March 31,	
	2001	2002	2003	2003	2004
				(unaudited)	
	(€ thousands except earnings per Share data)				
Income Statement:					
Revenues	148,217	129,180	134,352	25,214	32,276
Cost of sales	(90,564)	(85,800)	(80,734)	(17,953)	(18,400)
Gross profit	**57,653**	**43,379**	**53,617**	**7,260**	**13,876**
Research and development	(25,512)	(31,255)	(30,900)	(5,769)	(6,437)
Selling, general and administrative	(20,926)	(21,177)	(21,378)	(4,317)	(5,920)
Other operating income	2,296	5,344	4,754	929	924
Other operating expenses	(559)	(2,728)	(1,196)	(47)	(147)
Impairment and restructuring charges	(2,778)	(86,359)	—	—	—
Results from operations	**10,174**	**(92,796)**	**4,898**	**(1,943)**	**2,296**
Net financing costs	(2,669)	(4,818)	(5,276)	(1,326)	(853)
Income (loss) before tax	**7,505**	**(97,613)**	**(378)**	**(3,270)**	**1,443**
Income tax (expense) benefit	(1,858)	36,607	934	1,276	205
Net income (loss)	**5,647**	**(61,006)**	**556**	**(1,994)**	**1,648**
Earnings per Share	1.88	(20.34)	0.19	(0.66)	0.55

	As of December 31,			As of March 31,	
	2001	2002	2003	2003	2004
				(unaudited)	
	(€ thousands)				
Balance Sheet:					
Assets:					
Cash and cash equivalents	1,760	8,183	7,674	3,464	10,302
Short-term investments	—	—	7,258	—	7,395
Total current assets	46,621	55,987	81,278	54,550	82,152
Property, plant and equipment	211,037	116,952	111,339	112,835	113,115
Deferred tax assets	7,710	44,448	45,415	45,727	45,627
Total non-current assets	226,152	171,148	169,732	169,091	172,154
Total assets	272,773	227,135	251,010	223,641	254,306
Liabilities:					
Interest-bearing loans and borrowings	37,182	34,188	39,189	38,460	41,878
Trade liabilities	32,730	15,312	9,840	12,119	16,641
Total current liabilities	89,774	67,861	76,090	70,983	83,898
Interest-bearing loans and borrowings	50,107	86,688	89,086	81,957	81,509
Total non-current liabilities	56,065	93,386	108,355	88,775	102,186
Total shareholders' equity and reserves	126,934	65,888	66,566	63,882	68,222
Total liabilities and shareholders' equity	272,773	227,135	251,010	223,641	254,306

RISK FACTORS

Before making an investment decision with respect to the Shares, prospective investors should carefully review the specific risk factors described below, in addition to the other information contained in this Offering Memorandum. Our business, financial condition and results from operations could be materially harmed by each of these risks. The market price of the Shares following the Offering may decline as a result of each of these risks, and investors may lose the value of their investment in whole or in part. These risks are not the only ones we face. Additional risks and uncertainties not presently known to us, or that we currently believe are immaterial, could also impair our business. The order of presentation of the risk factors below is not intended to be an indication of the probability of their occurrence or of their potential effect on our business.

Risks Relating to Our Company and Our Business

Our future growth and competitiveness depend upon our ability to develop and market new and enhanced products in a timely manner.

Our industry and the market for our products are subject to rapid technological change, evolving industry standards and changes in customer demand, in particular in the communications industry where product cycles tend to be relatively short. Our future success depends on our ability to anticipate our customers' needs and develop new and/or enhanced products that address those needs. The development of new or enhanced products often involves significant costs for R&D and capital expenditures. We may be unable to recoup our investments if our product introductions are ultimately less successful than anticipated, which in turn may lead to write-downs of inventories. Also, our competitors may be more successful in creating new and innovative products and technologies, and we may not be able to access leading-edge process technologies or to license or otherwise obtain the technologies required by our customers. If we are unable to continue manufacturing technologically advanced products on a cost-effective basis, our business, financial condition and results from operations could be harmed.

Our continued success depends on growth in the end-user markets that use our products.

Our future growth and continued success will to a large degree depend on the growth of the industries and end-user markets that use our analog semiconductor and mixed-signal products, in particular the communications, medical, automotive and other industrial markets that we target, as well as the end-user markets of the customers for our full-service foundry. The factors and risks affecting these markets, which are generally beyond our control, include:

- the ability of our customers to rapidly respond to changing technologies and evolving customer demands;
- the risk that our customers' products are commercially unsuccessful or become obsolete;
- the risk that our customers' products may be defective or may not function as expected, which could result in reputational damage to us;
- any decline in consumer spending; and
- general economic conditions in Europe, Asia Pacific and North America.

In addition, some of the industries that use our products are highly cyclical, in particular the telecommunications and electronics industries. Any downturn or continued pricing pressure in these industries could harm our business, financial condition and results from operations.

We depend on original equipment manufacturers to design our products into their equipment. A design win from a customer does not guarantee future sales to that customer.

Our products are not sold directly to the end-user but are components of other products. As a result, we rely on original equipment manufacturers ("OEMs") to select our products from among alternative offerings to be designed into their equipment. Without these "design wins" from OEMs, we would be unable to sell our products. Once an OEM designs another supplier's integrated circuits ("ICs") into one of its product platforms, it will be more difficult for us to achieve future design wins with that OEM's product platform because changing suppliers involves significant cost, time, effort and risk. On the other hand, achieving a design win with a customer does not ensure that we will receive significant revenues from that customer. Even after a design win, the customer is not always obligated to purchase our products but may choose to ramp down our products if, for example, its own products are not commercially successful. Therefore, while we may be required to put significant investment and resources in R&D, pre-production and engineering qualifications, we may be unable to achieve design wins or to convert design wins into actual sales.

The average selling prices of our products could decrease rapidly, which would lead to reduced gross margins and sales.

The prices of semiconductors like those developed and sold by us typically decline over the lifecycle of a product. If we are unable to offset any such reductions in our average selling prices by increasing our sales volumes, our revenues may decline and our operating results may be harmed. To maintain our existing levels of gross margins, we will need to continuously develop and introduce new products, as well as reduce the manufacturing costs of our existing products. Any failure to do so could harm our business, financial condition and results from operations.

Our ASIC customers may cease to finance a large degree of the research and development costs for the products we design for them.

The customers of our application-specific integrated circuits ("ASICs"), which are products that we tailor to individual customer specifications, typically agree to reimburse us for a significant portion of our R&D costs for particular products that we design and manufacture for them. However, there can be no assurance that our customers will continue to agree to such reimbursements in the future. If in that event we are unable to recoup our R&D costs through an increase in the prices for our products, our business, financial condition and results from operations could be harmed.

The difficulty to forecast customer demand accurately may result in over- or under-utilization of our manufacturing capacity.

We make significant decisions based on our estimates of customer requirements, including determining the levels of business that we will seek and accept, production schedules, procurement commitments, personnel needs and other resource requirements. The commitments by most of our customers are short-term, and our customers may cancel their orders, change production quantities or delay production for various reasons, all of which reduces our ability to accurately estimate future customer requirements. Customers may occasionally require rapid increases in production, which may challenge our resources and reduce our margins. We may not always have sufficient capacity to meet increases in customer demand. Conversely, rapid reductions in customer orders, for example as a result of a downturn in the semiconductor industry, may cause our manufacturing facilities to be under-utilized and may lead to reduced gross margins and operating income.

Reductions in customer orders may also result in our failure to fulfill our purchase commitments to our suppliers, such as our purchase commitments to X-Fab, which may subject us to contractual penalties. See "Our Business—Manufacturing—Wafer Fabrication Capacity." In addition, while we generally do not obtain long-term purchase commitments, we occasionally agree to a fixed pricing of a particular product for its entire lifecycle, which may cover several years. If we underestimate our costs at the time of pricing, our business, financial condition and results from operations could be harmed.

Due to our relatively fixed cost structure, our margins will decline if we experience a significant decline in customer orders.

Any significant reduction in customer demand for our products could result in overcapacities and/or under-utilization of our wafer fabrication facilities. We expect that a relatively small number of high volume customers, particularly from our foundry business, will account for a significant portion of our capacity utilization over the near and mid-term. Because many of our costs and operating expenses are relatively fixed, a reduction in customer demand could have an adverse effect on our gross margins and operating income and cause a decrease in our order backlog.

We recently entered the market for standard linear semiconductor products, where we expect to face significant competition from companies with greater experience in this market segment.

Building on our experience in the development and manufacture of ASICs and application-specific standard products ("ASSPs"), we have recently started to address the market for so-called standard linear semiconductor products, which are more standardized products that are not designed to the requirements of specific customers or applications. So far, we have introduced only very few standard linear products. As a relatively new entrant into this market segment, we expect to face increased pricing pressure and competition from more established market participants. In addition, our customer relationships in the standard linear segment are less established than in the ASIC and ASSP segments, and we will not be able to rely to the same degree, or at all, on the direct working relationships between our engineers and the engineers of our customers. These factors, or any one of them, may result in our inability to successfully penetrate the market for standard linear products.

We incurred a net loss in 2002 and only recently returned to profitability in 2003, and we may incur losses again in the future.

We reported a net loss of €61.0 million for 2002 and a net profit of €0.6 million for 2003. Although we have experienced revenue growth in recent periods, this development is not necessarily indicative of future operating results. We cannot assure you that we will be able to sustain revenue growth and profitability in the future. Our results from operations may fluctuate as a result of a number of factors, many of which are beyond our control. These factors include, among others: the growth rate of markets into which we sell our products, in particular the automotive, communications and industry and medical markets; market acceptance of and demand for our products and those of our customers and unanticipated delays or problems in the introduction of our products.

A significant portion of our revenues comes from a relatively limited number of customers.

Sales to our ten largest customers accounted for approximately 39.4 percent of our revenues in 2003, and approximately 18.9 percent of our total revenues for 2003 were attributable to our single largest customer, Sagem. While no other customer accounted for more than 10 percent of our total revenues in 2003, certain customers account for significant portions of our revenues within each of the individual markets we address in our products segment (for example, Sagem accounts for the majority of our revenues from the communications market). In addition, the significance of our customers by sales volume has fluctuated, in particular within the communications market. If a major customer ceases to continue to purchase products and services from us at current levels, or at all, our business, financial condition and results from operations could be harmed.

A significant portion of our sales is denominated in U.S. dollars while our costs are primarily denominated in euro, so that exchange rate fluctuations may harm our business.

We report our financial statements in euro. However, we realize a significant portion of our sales outside the countries of the euro zone and therefore generate revenues in currencies other than the euro, namely in U.S. dollars and currencies linked to the U.S. dollar, which exposes us to risks from currency fluctuations. While we procure most of the raw materials, components and equipment that we use in manufacturing in the United States or in countries that have linked their currency to the U.S. dollar, most of our personnel costs, overhead and other production costs are denominated in euro. We are therefore particularly exposed to fluctuations in the U.S. dollar/euro exchange rate. If the value of the U.S. dollar or of a currency linked to the U.S. dollar decreases in relation to the euro—as it did during most of 2002 and 2003—our sales and profit margins from foreign transactions will also decrease. Unfavorable developments in the U.S. dollar/euro exchange rate could therefore harm our business, financial condition and results from operations.

Our products may contain defects that could expose us to warranty and product liability claims.

Our products may contain undetected defects, especially when first released. Despite rigorous and extensive testing, we cannot rule out that some defects may only be discovered after our product has been incorporated into the customer's end product. Any such defects, in particular to the extent they are discovered only after our products have been incorporated into the end products of our customers, could result in service, warranty or insurance costs or in product liability claims against us, adverse publicity, and loss of revenues and market share. Such defects could therefore harm our business, financial condition and results from operations.

Operating in the international market place exposes us to a number of additional risks.

Approximately 17 percent of our revenues in 2003 were derived from customers outside Europe, in particular in Asia Pacific and North America. We expect that a significant portion of our revenues and profits will continue to come from international customers for the foreseeable future. This international diversification of our business exposes us to a number of risks that we would not otherwise face, including different legal and taxation systems, potential political uncertainty and conflicts, difficulties in collecting accounts receivable, and difficulty in enforcing or adequately protecting our intellectual property. These and other risks related to the international nature of our business may often be impossible to predict. We cannot assure you that these risks will not materially harm our business, financial condition and results from operations.

We are operating highly complex manufacturing facilities, and any manufacturing interruptions or reduced yields could harm our business.

The manufacturing of our semiconductor products requires highly complex manufacturing facilities and precise production processes in a tightly controlled clean room environment. Any difficulties in the production process, such as minute impurities, slightest defects in the masks used to print circuits on wafers or other production factors can cause a substantial percentage of wafers to be rejected or non-functional. In addition, we may experience problems in achieving acceptable yields in the manufacture of semiconductors, in particular in connection with the manufacturing of new products, the introduction of new production processes or the expansion of our manufacturing capacities. Any interruption of our production or any power interruptions, including as a result of fire or other natural catastrophes, or any failure to achieve acceptable yields at our wafer production facilities, could harm our business, financial condition and results from operations.

We depend on successful alliances and outsourcing relationships.

We have entered into certain alliances with other semiconductor manufacturers to supplement manufacturing capacity and to gain access to more advanced process technologies. If we experience problems in our relationships with our alliance partners, we may face a shortage of finished products available for sale. We anticipate that in the future we will continue to rely upon our relationships, in particular with TSMC and X-Fab, to supplement our capacities and technologies. If these or others of our partners experience any wafer yield problems or delivery delays, which are not uncommon in our industry, or are unable to produce wafers that meet our specifications with acceptable yields, our business, financial condition and results from operations could be harmed.

We rely on overseas subcontractors for assembly and packaging of our products.

Most of our products are assembled in packages prior to shipment. The packaging of semiconductors is a complex process requiring, among other things, a high degree of technical skill and advanced equipment. We outsource our semiconductor packaging to subcontractors, most of which are located in Asia Pacific. We depend on these subcontractors to package our devices with acceptable quality and yield levels. If our semiconductor packagers experience problems in packaging our semiconductor devices or in meeting delivery schedules, or if they experience a lack of capacity or prolonged quality or yield problems, our business, financial condition and results from operations could be harmed.

We depend on certain key suppliers for the successful procurement of materials, components and equipment for our manufacturing processes.

We use a wide range of parts and materials in the manufacturing process (including the testing and assembly) for our analog and mixed-signal products and foundry services, including silicon, processing chemicals and gases, precious metals and electronic and mechanical components. In addition, if the demand for our products continues to increase, we may need additional manufacturing and testing equipment. We procure these materials, components and equipment from domestic and foreign sources and original equipment manufacturers. However, we may face difficulties in supply due to unforeseen shortages, natural disasters, political or economic crises or other events, and there can be no assurance that we would then be able to identify alternative sources of supply for these materials, components and equipment, that any suppliers we do identify will provide materials and components of comparable quality as our current suppliers, or that they are able to supply them in a timely manner or on favorable terms. Any such disability to supply adequate materials, components or equipment in a timely manner and on favorable terms may harm our business, financial condition and results from operations.

We depend on our key personnel.

Our success depends to a large extent on the continued services of our CEO, John A. Heugle, the other members of our executive committee and our other key managers and skilled personnel, particularly our analog and mixed-signal designers. In addition, we consider that our ability to service our customers' needs and to have an advantage over our competitors is facilitated by our direct sales force and skilled field application engineers. There is intense competition for qualified personnel in the semiconductor industry, and talented analog and mixed-signal designers as well as internationally experienced sales people are scarce. While our key employees are generally bound by employment agreements, we cannot assure you that we will retain our key executives and employees. The loss of the services of our key employees, or our failure to continue to be able to recruit skilled personnel, could have a significant negative impact on our ability to develop and market new products, which in turn could harm our business, financial condition and results from operations.

We may incur costs to engage in future acquisitions of businesses or technologies, and the anticipated benefits of such acquisitions may never be realized.

We may explore future acquisition opportunities with regard to other companies or technologies. However, any such acquisition would require that we initially incur costs. In addition, the successful implementation of each acquisition depends on a series of factors, and no assurance can be given that the expected benefits from any such acquisitions would in fact be realized, or that such acquisitions will lead to an improvement in our sales or results. In particular, we may not be able to integrate acquired businesses or technologies into our existing business at the initially budgeted costs or at all, and expected synergies may not be achieved. Moreover, integrating and consolidating the acquired operations, personnel and technologies requires the dedication of management resources that may distract attention from our day-to-day business and may disrupt key operating activities.

If we are unable to obtain additional capital at commercially acceptable rates, our business may be harmed.

Our continued development and marketing of new products and an increase in R&D, support and sales and marketing personnel, among other things, will require a significant commitment of capital by us. As a result we may be required, or could elect, to seek additional funding. In addition, if the market for our products develops at a slower pace than anticipated, or if we fail to establish market share and increase revenues, we may incur significant operating losses and utilize significant amounts of capital. In the event we are required to raise additional funds, we may not be able to do so on favorable terms, or at all. If we cannot raise funds on acceptable terms, we may not be able to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements. Any inability by us to raise additional capital when required may delay our product development efforts and could seriously harm our business.

We may be unable to protect our proprietary technology adequately.

We will continue to file patent applications and to seek other intellectual property protection when appropriate to protect our proprietary technology. However, the process of seeking patent protection is time-consuming and expensive and requires the publication of the relevant invention. We cannot assure you that our efforts to protect our intellectual property will prove to be effective and, in particular, that patents will issue from our pending or future applications or that, if patents issue, the claims allowed under each patent will be sufficient to deter or prohibit others from marketing similar products. In addition, there can be no assurance that any patents issued to us will not be challenged, invalidated or circumvented, or that the rights granted under each patent will provide us with a competitive advantage.

Furthermore, certain technologies we use in our business are protected by patents of third parties. In these cases, we are required to obtain licenses from such third parties to have access to those technologies. In certain circumstances we also license our patents to third parties. Such technology transfer could become more difficult in the future due to changes to the technology licensing rules in effect in the European Union. Under the new regulations, which came into force on May 1, 2004, technology transfer agreements between parties exceeding certain market share thresholds are no longer exempt from the prohibition on the conclusion of agreements restricting competition between the parties. Although the new regulations are expected to provide for a certain grace period for non-compliant agreements that were permitted under the old regulations, the new rules may lead to the invalidity of existing technology transfer agreements or make it more difficult to enter into such agreements in the future.

We regularly decide not to seek patent or other intellectual property protection for our proprietary technology for competitive reasons.

With regard to certain of our proprietary technologies, we deliberately do not seek patent protection, because patent protection requires the publication of the relevant patent, which we believe would in many cases harm our competitive position with respect to such technologies. If any of our competitors develops the same or similar technologies, and consequently receives patent protection for such technologies, our technology, even if it was developed prior to the technology of our competitor (unless the validity of the competitor's patent can successfully be attacked, for example for lack of novelty), could then infringe upon such competitor's patent and we may no longer be able to use such technology, which in turn could harm our business, financial condition and results from operations.

Intellectual property litigation that might be brought against us in the future could significantly harm our business.

The semiconductor industry is characterized by cross-licensing and frequent litigation regarding patent and other intellectual property rights. While we are not currently a defendant in any intellectual property litigation, we cannot rule out that competitors or other companies will claim in the future that our products infringe their intellectual property rights, or that customers or end users of our products will make claims for indemnification resulting from infringement claims. Any litigation to determine the validity of such claims, whether or not determined in our favor or settled by us, could be costly and would divert the efforts and attention of our management and technical personnel from productive tasks. Any intellectual property litigation, including any threatened litigation, could also force us to take specific actions, including:

- cease selling products that use the challenged intellectual property;
- pay substantial monetary damages;
- obtain from the owner of the challenged intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all; or
- redesign those products that use challenged intellectual property.

Any of these could harm our business, financial condition and results from operations.

We face certain litigation risks.

We are involved in legal proceedings in Austria and abroad (including in the United States), which arise in the ordinary course of our business. While it is generally not possible to predict the outcome of any pending or threatened proceedings, we do not believe that any of the legal proceedings we are involved in, including the litigation outlined below, could materially harm our business, financial condition or results from operations.

In 2002, the former chairman of our management board was removed and his employment contract was terminated. As a consequence the former chairman instituted a claim against us for payment of a strategic as well as of an operational bonus, severance payments (*Abfertigung*), compensation for termination of his employment contract (*Kündigungsentschädigung*), as well as for payments under a pension contract. The claim is based on the allegation that the employment contract was terminated without good cause. We continue to vigorously defend the claim.

Compliance with environmental laws could result in substantial costs to us.

We use a large number of hazardous and other regulated substances, chemicals and materials in our manufacturing processes, and are therefore subject to risks of accidental spills or other sources of contamination, which could result in injury to the environment, personal injury claims or civil or criminal fines.

In addition, increasingly stringent environmental regulations restrict the amount and types of pollutants that can be released into the environment from our operations. We have incurred and will in the future incur costs to comply with these regulations. Any significant regulatory changes or increased public attention to the impact of semiconductor operations on the environment may result in more stringent regulations, further increase our costs or require changes in the way we make our products.

While we cannot currently anticipate the scope and timing of future costs of such compliance with environmental laws, any significant contamination or any significant changes in current environmental rules and legislation could harm our business, financial condition and results from operations.

As a European company, we are subject to more stringent labor laws and customs.

Our corporate headquarters and our manufacturing facilities are located in Austria. The large majority of our workforce is currently employed in Austria and within other countries of the European Union. The labor laws and customs in Austria and other European member states are generally more stringent and employee-favorable than those in the United States. As a result, in the event that we were to face a need to restructure or downsize our operations, it may not be possible for us to quickly or affordably implement reductions in our workforce.

Our Austrian corporate income tax burden may increase.

We carry a large amount of tax loss carry forwards on our balance sheet resulting from losses accrued in previous financial years. These tax loss carry forwards have resulted in a significant reduction of our corporate income tax payments in recent years. We expect that these tax loss carry forwards will continue to significantly reduce the amount of corporate income tax that we would otherwise have to pay in Austria over the next five years. In this context, you should note that under current Austrian tax law, 25 percent of our taxable income (after R&D deductions) in a particular year cannot be exempted from corporate income taxation, and tax loss carry forwards can only be offset against the remaining 75 percent of taxable income in that year.

In addition, due to potential changes in tax legislation or potential tax audits, it cannot be guaranteed that our tax loss carry forwards will continue to be recognized by the tax authorities, or that past recognitions, to the extent the underlying tax assessments have not yet become final and binding, will not be repealed.

We have received certain subsidies and tax benefits from Austrian governmental authorities, which might be subject to repeal. Whether subsidies will be available to us in the future is affected by factors that may be out of our control.

We have received certain subsidies from various Austrian federal and provincial governmental authorities amounting to approximately €22.2 million mainly for the construction of our eight-inch wafer manufacturing facility ("Fab B"). To the extent these subsidies were notifiable to the relevant European Union authorities, we could be subject to investigations as to whether the aid volume was compatible with relevant EU legislation. No such investigation has been initiated to date.

In 2003 we received a €10 million tax grant from the Austrian government based on the level of our capital expenditures during 2002. Because the grant is based on relatively recent legislation, we were required to make judgments as to the interpretation of certain provisions of that legislation when we applied for the grant. Although we believe that our interpretation is correct, the tax authorities may disagree with it and reclaim the grant in the course of a possible future tax audit.

We also expect to be applying for subsidies and grants from Austrian governmental authorities in the future. Our ability to attract such subsidies and grants will depend on, among other things, the nature and scope of our R&D projects, changes in governmental policies and budgetary allocations, and our ability to comply with and satisfy any conditions that relate to such subsidies or grants. As a result, we cannot assure you that further subsidies or grants will be available to us.

If we have to repay some or all of our current subsidies or tax benefits as a result of requests from the Austrian or EU authorities, or if further subsidies and grants are not available to us, this could harm our business, financial condition and results from operations.

Risks Relating to Our Industry

The highly cyclical nature of the semiconductor industry may cause our revenues and earnings to fluctuate significantly; future downturns may have a significant negative impact on our business.

The semiconductor industry is highly cyclical, and our ability to respond to downturns is limited. The semiconductor industry has at various times experienced significant economic downturns characterized by production overcapacity, rapid erosion of average selling prices, reduced revenues and reduced demand for semiconductors and electronic systems that use semiconductor products. The semiconductor industry continues to experience the effects of the most severe downturn in its history which began in late 2000. While we believe that the market for analog/mixed-signal semiconductor products, which we primarily target, has been less significantly impacted by this most recent downturn than the overall semiconductor industry, future downturns in the semiconductor industry may lead to excess production capacity or asset impairment or restructuring charges, any of which could have a significant negative impact on our business, financial condition and results from operations.

The semiconductor industry is highly competitive.

The semiconductor industry includes a large number of competitors, a number of whom have achieved substantial market shares. Many of our competitors have substantially greater market share, marketing power and manufacturing and R&D resources than we do. We also compete with emerging companies that are attempting to sell their products in specialized markets. We expect to continue to experience competitive pressures in our markets from existing competitors as well as new entrants. In recent years, many of our competitors have substantially expanded their manufacturing capacities. Should the overall demand for semiconductor products decrease, as it has during the recent downturn, this increased capacity could result in substantial pricing pressure, which could adversely effect our business, financial condition and results from operations.

Risks Relating to the Offering

There has been no recent public market in the Shares prior to the Offering, and an active trading market may not develop or be sustained following the Offering.

Since we delisted our common stock from the Vienna Stock Exchange in 2000, there has been no public trading market for the Shares. Although we have applied to the SWX Swiss Exchange for listing of the Shares on the main segment, we can give no assurance that an active trading market for the Shares will develop or, if it develops, be sustained following the closing of the Offering. If an active trading market is not developed or maintained, the liquidity and trading price of the Shares could be harmed.

Our share price following the Offering may be volatile.

As a result of the high volatility in the securities markets in general, and of share prices of semiconductor manufacturers in particular, our share price following the Offering may be highly volatile. Factors that may affect our share price, which may be beyond our control, include (but are not limited to): developments that impact our financial results; quarterly fluctuations in our financial results; market expectations about the valuation and adequate capitalization of industrial companies in general and semiconductor manufacturers in particular; investors' assessments as well as changes in the valuation of other industrial companies; investors' perceptions as to the success and the impact of this Offering and the strategy described in this Offering Memorandum; potential litigation or regulatory action involving us or industry sectors influencing our business; and public announcements regarding insolvencies or similar restructuring measures as well as investigations with respect to the accounting practices of other industrial companies.

Investing in the Shares will expose you to an inherent Swiss franc/euro exchange rate risk.

Because the Shares will be listed on the SWX Swiss Exchange, the Offer Price for the Shares is denominated in Swiss francs. However, the large majority of our revenues and our costs are denominated in euro, and the euro is our reporting currency. Investing in the Shares will therefore expose you to fluctuations in the Swiss franc/euro exchange rate. In particular, if the value of the Swiss franc increases in relation to the euro, the market price of the Shares will tend to decrease, unless this effect is offset by other factors. In addition, you should note that we will pay dividends, if any, in euro. See "Share Capital and Shares—Dividends and Dividend Policy."

Substantial future sales of our Shares could impact the market price of the Shares.

Following the Offering, 11,000,000 of our Shares will be issued and outstanding. Sales, or the possibility of sales, of substantial numbers of our Shares in the public or private market by our existing shareholders following the Offering could have an adverse effect on the market trading price of the Shares. While we, the Selling Shareholders and our other shareholders have agreed to certain restrictions on the offer, sale, pledge or disposal of our Shares for various limited periods of time following the closing date of this Offering without the prior written consent of the Joint Global Coordinators, upon the expiration of these lock-up arrangements a large number of additional existing Shares will be eligible for sale. Furthermore, these lock-up arrangements are subject to certain exceptions, and the Joint Global Coordinators may, in their sole discretion, and at any time or from time to time, without notice, release all or any portion of the Shares subject to these lock-up arrangements.

Because the consolidated net tangible book value of each Share will be substantially lower than the Offer Price, new investors will incur immediate and substantial dilution.

Investors who purchase Shares in the Offering will experience substantial and immediate dilution in the net tangible book value of their investments. Net tangible book value per Share represents the amount of total tangible assets less total liabilities, divided by the number of Shares then outstanding. Dilution in net tangible book value per Share represents the difference between the amount per Share paid by purchasers in the Offering and the net tangible book value per Share immediately after completion of the Offering. Shareholders will experience additional dilution upon the exercise of outstanding stock options or warrants to purchase Shares.

One of the Selling Shareholders will continue to control us and our decisions after completion of the Offering.

Prior to the completion of this Offering, our major shareholder, AMS Holding, an entity wholly-owned by funds advised by Permira holds 92.25 percent of our Shares (without giving effect to the capital increase in connection with the Offering). Immediately after the completion of the Offering, and excluding 229,500 shares held by AMS Holding on our behalf to fulfill our obligations under our stock option plan (see "Management—Employee Participation and Stock Option Plan"), and assuming the over-allotment option is not exercised, AMS Holding will continue to hold 58.7 percent of our Shares (53.8 percent if the over-allotment option is exercised in full). This shareholding will enable AMS Holding to significantly influence the decisions and resolutions resolved by our general meeting of shareholders and will allow AMS Holding to control all decisions that require a simple majority of the capital present and voting at our general meeting of shareholders including appointments of supervisory board members, certain decisions relating to our capital structure and, subject to certain limited exceptions, amendments to our articles of association. In addition, AMS Holding will be able to veto any decision that requires a majority of three quarters of the capital present and voting at our general meeting of shareholders. Such a three-quarter majority is required, for example, to resolve the creation of authorized or conditional capital, capital reductions, the dissolution of the Company or its merger with other companies, and changes in the legal form of the Company. See "Share Capital and Shares—Shareholder Structure" and "—General Meeting of Shareholders and Voting Rights." As a result of its control over us, AMS Holding has participated in the decisions to select the members of our supervisory board and our management board.

Investors in the United States may be unable to participate in future rights offerings.

Under applicable Austrian stock corporation law, we must offer subscription rights to existing shareholders on a pro-rata basis when we issue new shares, securities convertible into our shares or other similar securities, unless our general meeting of shareholders specifically authorizes us to issue new capital without granting subscription rights. For reasons relating to applicable United States securities laws and/or other factors, investors in the United States may not be able to participate in rights offerings or other issues of our securities where subscription rights apply and may consequently experience a dilution of their holding as a result.

Investors may not be able to participate in the upside of a takeover of our Company.

Because we are incorporated in Austria but our Shares will be listed on the SWX Swiss Exchange, we believe that certain provisions of Austrian and Swiss corporate law mandating the disclosure of certain shareholding levels and requiring a person whose shareholdings in a listed company exceed certain threshold to make a mandatory takeover offer for that company's listed shares will not apply to us (see "Share Capital and Shares—Mandatory Bid Rules" and "—Notification and Disclosure of Major Shareholdings"). As a result, in the case of a change of control in our company, an acquiror may not be required to pay, or may pay only selectively to some shareholders, a control premium, which is often paid in the context of such takeover offers, with respect to our Shares.

If securities or industry analysts do not continue to publish research or reports about our business, the price of the Shares and trading volume could decline.

The trading market for the Shares will depend on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade the Shares, the price of the Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price of the Shares or trading volume to decline.

USE OF PROCEEDS

We will receive net proceeds from the issue and sale of the New Shares estimated at approximately CHF 63.8 million (€ 41.5 million) after deducting estimated amounts that we must pay for underwriting commissions and expenses. We intend to use the net proceeds from the sale of the 2,000,000 New Shares to repay a portion of our investment credit facility in an amount of approximately €40 million. Bank Austria Creditanstalt AG ("Bank Austria"), one of the managers in this Offering, is the arranger and a lender under our investment credit facility. See "Related Party Transactions" and "Share Capital and Shares—Certification and Transferability." The proceeds used to repay a portion of our outstanding indebtedness under the investment credit facility will not reduce the amounts outstanding to Bank Austria, but will only reduce the amounts outstanding to other lenders under the investment credit facility.

We will not receive any of the proceeds paid to the Selling Shareholders for the sale of the Old Shares.

EXCHANGE RATE INFORMATION

Solely for convenience purposes, the following table sets forth, for the periods and dates indicated, information concerning the U.S. dollar/euro daily spot exchange rate since 1999 (expressed in U.S. dollars per €1.00).

U.S. dollars per €1.00 Year	Period-end rate	Average rate(1)	High	Low
1999	1.007	1.065	1.181	1.002
2000	0.939	0.923	1.034	0.827
2001	0.890	0.895	0.954	0.837
2002	1.049	0.945	1.049	0.859
2003	1.260	1.132	1.260	1.036
2004 (through May 13, 2004)	1.180	1.232	1.285	1.180
Month				
January 2004	1.245	1.264	1.285	1.239
February 2004	1.244	1.264	1.285	1.243
March 2004	1.229	1.226	1.243	1.209
April 2004	1.198	1.199	1.236	1.180

(Source: Federal Reserve Bank of New York).

(1) The average rate of exchange based on the daily noon buying rates in the City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York for each applicable period.

The noon buying rate of the euro on May 13, 2004 as reported by the Federal Reserve Bank of New York was €1.00 = $1.180.

Solely for convenience purposes, the following table sets forth, for the periods and dates indicated, Bloomberg's exchange rate for the Swiss franc/euro since 1999 (expressed in Swiss francs per €1.00).

Swiss francs per €1.00 Year	Period end	Average	High	Low
1999	1.601	1.601	1.620	1.587
2000	1.518	1.557	1.615	1.501
2001	1.477	1.511	1.545	1.446
2002	1.451	1.467	1.486	1.447
2003	1.561	1.521	1.574	1.450
2004 (through May 13, 2004)	1.539	1.545	1.553	1.539
Month				
January 2004	1.568	1.565	1.569	1.559
February 2004	1.577	1.573	1.578	1.567
March 2004	1.559	1.566	1.583	1.549
April 2004	1.552	1.554	1.567	1.547

(Source: Bloomberg)

The exchange rate of the euro on May 13, 2004 as reported on Bloomberg was €1.00 = CHF 1.539.

CAPITALIZATION

As of March 31, 2004, the following table gives an overview of our capitalization as per our consolidated accounts pursuant to IFRS (i) on an actual basis, and (ii) as adjusted to give effect to the stock split of our Shares resolved in our general meeting on April 15, 2004 (see "Share Capital and Shares—Development of the Share Capital"), the capital increase implemented in connection with this Offering and the application of the net proceeds we receive from the Offering (for purposes of (ii), liabilities payable in one year or more are based on the balances as of March 31, 2004).

You should read this table in conjunction with the consolidated financial information and "Use of Proceeds" appearing elsewhere in this Offering Memorandum.

	As of March 31, 2004 Actual	As of March 31, 2004 As adjusted
	(unaudited) (€ thousands except number of Shares)	
Cash, Cash Equivalents and Short-term Investments	17,697	19,157
Interest Bearing Loans and Borrowings, payable in less than one year	41,878	41,878
Interest Bearing Loans and Borrowings, payable in one year or more	81,509	41,509
Shareholders' equity		
Issued Capital	21,802	26,647
Share Premium	54,017	90,632
Translation Adjustment	(80)	(80)
Retained earnings	(7,518)	(7,518)
Total Shareholders' Equity	68,222	109,681
Total Capitalization	191,609	193,068
Number of Shares	3,000,000	11,000,000

The Company is also required to maintain statutory unconsolidated accounts pursuant to Austrian GAAP, which are included in this Offering Memorandum starting on page F-37. While the Company did not recognize any deferred tax assets in its Austrian GAAP statutory balance sheet, we were required under IFRS to report a €45.4 million deferred tax asset in our December 31, 2003 consolidated balance sheet. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Results from Operations—Taxes." This difference in accounting treatment results in material differences in certain capital items in our consolidated IFRS accounts compared to the Company's statutory unconsolidated Austrian GAAP accounts. Specifically, total shareholders' equity as of December 31, 2003 was €12.8 million under the Company's statutory unconsolidated Austrian GAAP accounts, compared to €66.6 million under our consolidated IFRS accounts.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The tables below present certain selected consolidated financial information for the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2003 and 2004. This information has been derived from our Audited Consolidated Financial Statements and Interim Consolidated Financial Data included elsewhere in this Offering Memorandum. This information should be read in conjunction with, and is qualified in its entirety by reference to, such financial statements and the related notes. IFRS differs in certain significant respects from U.S. GAAP. See "Summary of Certain Significant Differences between IFRS and U.S. GAAP" for a summary of certain of these differences.

	Year Ended December 31,			Three Months Ended March 31,	
	2001	2002	2003	2003	2004
				(unaudited)	
	(€ thousands except earnings per Share data)				
Income Statement:					
Revenues	148,217	129,180	134,352	25,214	32,276
Cost of sales	(90,564)	(85,800)	(80,734)	(17,953)	(18,400)
Gross profit	**57,653**	**43,379**	**53,617**	**7,260**	**13,876**
Research and development	(25,512)	(31,255)	(30,900)	(5,769)	(6,437)
Selling, general and administrative	(20,926)	(21,177)	(21,378)	(4,317)	(5,920)
Other operating income	2,296	5,344	4,754	929	924
Other operating expenses	(559)	(2,728)	(1,196)	(47)	(147)
Impairment and restructuring charges	(2,778)	(86,359)	—	—	—
Results from operations	**10,174**	**(92,796)**	**4,898**	**(1,943)**	**2,296**
Net financing costs	(2,669)	(4,818)	(5,276)	(1,326)	(853)
Income (loss) before tax	**7,505**	**(97,613)**	**(378)**	**(3,270)**	**1,443**
Income tax (expense) benefit	(1,858)	36,607	934	1,276	205
Net income (loss)	**5,647**	**(61,006)**	**556**	**(1,994)**	**1,648**
Earnings per Share	1.88	(20.34)	0.19	(0.66)	0.55

	As of December 31,			As of March 31,	
	2001	2002	2003	2003	2004
				(unaudited)	
	(€ thousands)				
Balance Sheet:					
Assets:					
Cash and cash equivalents	1,760	8,183	7,674	3,464	10,302
Short-term investments	—	—	7,258	—	7,395
Total current assets	46,621	55,987	81,278	54,550	82,152
Property, plant and equipment	211,037	116,952	111,339	112,835	113,115
Deferred tax assets	7,710	44,448	45,415	45,727	45,627
Total non-current assets	226,152	171,148	169,732	169,091	172,154
Total assets	272,773	227,135	251,010	223,641	254,306
Liabilities:					
Interest-bearing loans and borrowings	37,182	34,188	39,189	38,460	41,878
Trade liabilities	32,730	15,312	9,840	12,119	16,641
Total current liabilities	89,774	67,861	76,090	70,983	83,898
Interest-bearing loans and borrowings	50,107	86,688	89,086	81,957	81,509
Total non-current liabilities	56,065	93,386	108,355	88,775	102,186
Total shareholders' equity and reserves	126,934	65,888	66,566	63,882	68,222
Total liabilities and shareholders' equity	272,773	227,135	251,010	223,641	254,306

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our Audited Consolidated Financial Statements and Interim Consolidated Financial Data included elsewhere in this Offering Memorandum. The discussion includes forward looking statements which involve risks and uncertainties. You should review the "Risk Factors" set forth elsewhere in this Offering Memorandum for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward looking statements contained herein. IFRS differs in certain significant respects from U.S. GAAP. See "Summary of Certain Significant Differences between IFRS and U.S. GAAP" for a summary of certain of these differences.

Overview

We are a market leader in the design, development and manufacture of high performance analog and analog-intensive mixed-signal semiconductor products. Through our global sales team, we sell a broad range of highly integrated ASICs and ASSPs, and, more recently, Standard Linear products, to diversified end markets which we categorize as the communications, industry and medical, and automotive markets. We focus on applications that benefit from achieving the lowest system power consumption combined with high feature integration and programmability.

We have more than 20 years of experience in developing IC solutions for our customers and have developed what we believe to be an extensive world-class library of intellectual property. We focus on the communications, industry and medical, and automotive markets and applications where we have identified an increasing demand for high volume analog and mixed-signal ICs, and where we believe our intellectual property library and design expertise give us a significant competitive advantage.

We also offer a full-service foundry capability to third party IC developers. Our foundry service allows us to enhance the utilization of our existing wafer fabs, thereby spreading our cost base over a larger volume of business. Customers seek our foundry services because of our specialty process capabilities as well as our industry certifications.

Critical Accounting Policies

The preparation of our Audited Consolidated Financial Statements and Interim Consolidated Financial Data included elsewhere in this Offering Memorandum requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates and judgments on historical experience, knowledge of current conditions and beliefs of what could occur in the future given available information.

We consider the following accounting policies to be both those most important to the portrayal of our financial condition and those that require the most subjective judgment. If actual results differ significantly from management's estimates and projections, there could be a material effect on our financial statements.

Revenue Recognition

We recognize revenues in accordance with IAS 18 "Revenue." For the sale of goods IAS 18 requires that all of the following basic criteria must be met before revenue can be recognized:

(1) we have transferred to the buyer the significant risks and rewards of ownership of the goods; (2) we retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; (3) the amount of revenue can be measured reliably; (4) it is probable that the economic benefits associated with the transaction will flow to us; and (5) the costs incurred or to be incurred in respect of the transaction can be measured reliably.

For "bill and hold" sales, in which delivery is delayed at the buyer's request but the buyer takes title and accepts billing, revenue is recognized when the buyer takes title, provided: (1) it is probable that delivery will be made; (2) the item is on hand, identified and ready for delivery to the buyer at the time the sale is recognized; (3) the buyer specifically acknowledges the deferred delivery instructions; and (4) the usual payment terms apply. Revenue is not recognized when there is simply an intention to acquire or manufacture the goods in time for delivery. We typically engage in "bill and hold" sales in connection with certain end-of-life processes in our products segment.

We recognize revenue from sales of goods to our distributors in the same way as from sales to direct customers. We do not provide our distributors with inventory rotation or any other rights that would allow them to reverse purchases of inventory from us.

Determination of some of these criteria is based on management's judgment. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenues for any future reporting period could be adversely impacted.

Inventory Valuation

Inventories are valued at the lower of cost and net realizable value. Because of the cyclical nature of the semiconductor industry, changes in inventory levels, obsolescence of technology, and product life cycles, we write down inventories to net realizable value. We employ a variety of consistent methodologies to determine the amount of inventory reserves necessary. While a portion of the reserve is determined via reference to the age of inventory and lower of cost or market calculations, an element of the reserve is subject to significant judgments by us about future demand for our inventory. Although we have used our best efforts and available information to estimate future demand, due to the uncertain economic times and the difficulty inherent in predicting future results, it is possible that actual demand for our products will differ from our estimates. If actual demand for our products is less than our estimates, additional reserves for existing inventories may need to be recorded in future periods.

Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts, when appropriate, for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, our actual losses may exceed our estimates, and additional allowances would be required.

Impairment of Long Lived Assets

We review property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. According to IAS 36 "Impairment of Assets" recoverability of these assets is based on the higher of an asset's net selling price and its value in use. Value in use is measured based on future discounted cash flows the assets are expected to generate over their remaining useful life. If such assets are considered to be impaired, the impairment charge to be recognized as an expense equals the amount by which the carrying amount of the assets exceeds their recoverable amount. In our 2002 audited consolidated financial statements we recognized an impairment charge amounting to €78.3 million (net of government grants) relating to our eight-inch wafer manufacturing facility (see Note 5 to the Audited Consolidated Financial Statements). Deterioration in our business in the future could lead to further impairment charges in future periods. Evaluation of impairment of long lived assets requires estimates of future operating results that are used in the preparation of the expected future discounted cash flows. Actual future operating results and the remaining useful lives of our long lived assets could differ from the estimates used in assessing the recoverability of these assets. These differences could result in impairment charges, which could have a material adverse impact on our results from operations.

Accounting for Income Taxes

We account for income taxes in accordance with IAS 12 "Income Taxes," which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. IAS 12 also requires that deferred tax assets should be recognized for the carry forward of unused tax losses to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilized. We evaluate the realizability of our deferred tax assets on a regular basis. At December 31, 2003, we had deferred tax assets of €45.4 million primarily resulting from carry forwards of unused tax losses. While these assets are not assured of realization, we have conducted an assessment of the likelihood of realization and concluded that recognition of these assets is appropriate. In reaching our conclusion, we evaluated certain relevant criteria including the existence of deferred tax liabilities that can be used to absorb deferred tax assets and taxable income in future years. The value of our tax assets may change due to changes in our judgments as to our future profitability, changes in Austrian tax laws and other factors. These changes, if any, may require material adjustments to these deferred tax assets, resulting in a reduction in net income or an increase in net loss in the period when such determinations are made. As of May 6, 2004, the First Chamber (*Nationalrat*) of the Austrian Parliament passed proposed legislation to reduce the general corporate tax rate in Austria from 34% to 25% as of January 1, 2005. While the proposed legislation still has to be passed by the Second Chamber (*Bundesrat*) of the Austrian Parliament to take effect, under IAS 12, the approval of the proposed legislation by the First Chamber will negatively affect the value of our tax asset in our financial statements for the three months ending June 30, 2004. See "—Factors Affecting Results from Operations—Taxes."

Contingencies

From time to time, we receive notices that our products or manufacturing processes may be infringing the patent or intellectual property rights of others. We periodically assess each matter in order to determine if a provision should be recognized or a contingent liability should be disclosed in accordance with IAS 37 "Provisions, Contingent Liabilities and Contingent Assets." In making this determination, we may, depending on the nature of the matter, consult with internal and external legal counsel and technical experts. Based on the information we obtain, combined with our judgment regarding all the facts and circumstances of each matter, we determine whether it is probable that a contingent loss may be incurred and whether the amount of such loss can be reasonably estimated. Should a loss be probable and reliably estimable, we record a provision in accordance with IAS 37. In determining the amount of a provision, we consider advice received from experts in the specific matter, the current status of legal proceedings, settlement negotiations that may be ongoing, prior case history and other factors. Should the judgments and estimates made by us be incorrect, we may need to record additional losses that could materially adversely impact our results from operations (see Note 27 to the Audited Consolidated Financial Statements).

Factors Affecting Results from Operations

Cyclicality of the Semiconductor Industry

The semiconductor industry in general is highly cyclical and has been subject to significant economic downturns which, at various times, have resulted in production overcapacity, reduced product demand and accelerated erosion of average selling prices. We believe that our focus on specialized designs and our diverse customer segments and end user markets make us less vulnerable to general industry downturns than many other semiconductor suppliers. From 2001 to 2003, the semiconductor industry experienced a severe cyclical downturn with overall semiconductor industry revenues measured in U.S. dollars decreasing by 32.0% in 2001, increasing by only 1.3% in 2002 and by 18.3% in 2003 when compared with the previous year (source: WSTS). If converted to euros at an average exchange rate prevailing in each year, overall semiconductor industry revenues decreased by 29.9%, 4.1% and 1.4% in 2001, 2002 and 2003, respectively. Over the same periods, our revenues increased by 21.6% in 2001(1), decreased by 12.8% in 2002 and increased by 4.0% in 2003. Because of our product mix, diverse customer segments and the nature of our analog-intensive mixed-signal business the development of our revenues did not precisely reflect the general industry trend during these periods. We expect to benefit from potential upturns in the semiconductor industry since we believe we can leverage our capacity to meet increased industry demand. However, we may also be negatively affected by future cyclicality.

Impact of Our IDM Business Model

We are an Integrated Device Manufacturer ("IDM") with the aim of delivering high quality products to long term customers. This means that we combine our manufacturing process capabilities with our design, test and product engineering expertise to optimize analog product performance. As such, we have had significant capital expenditures over the last three years to build a state-of-the-art eight-inch wafer fab manufacturing facility, which we refer to as Fab B. While due to such an investment we took on significant fixed costs in difficult market conditions, we believe that this facility enables us to exploit possible industry capacity constraints, providing our customers with confidence in our ability to deliver, and allows us to capture larger parts of the value chain.

Impact of Our End User Markets

We sell our products to the communications, industry and medical and automotive markets. Our business is dependent on the developments in our end user markets and increases and decreases in these markets have affected our revenues in recent years. In addition to general macroeconomic and consumer trends, we believe that a number of other factors can affect our end user markets. For example in the communications market, demand for our products is driven not only by the increasing global volume of mobile communications users, but significantly by demand for smaller, lighter and more power efficient portable devices which increasingly incorporate entertainment and computing features. In the industry market there is increasing demand for metering applications, particularly in emerging economies such as China and India, as well as for sensor interfaces for industrial automation. In the medical market the aging population in many regions is driving high volume demand for portable devices that combine high accuracy and reliability with low power consumption. In the automotive market, the regulatory and consumer demands for safety and convenience features are driving demand for more sensors, sensor interfaces and electronic systems in automobiles. Not only could unit volume demand for our products increase due to such developments but also in many cases the selling prices of our products could increase through the incorporation of increasingly complex features.

(1) Our revenues for 2000 are based on Austrian GAAP and may not be fully comparable to our revenues for 2001 which are based on IFRS.

Product Life Cycle

The average life cycle of our products has generally been longer than for digital ICs (being typically between two and four years for our communications products, between five and twelve years for our industry and medical products and between seven and twelve years for our automotive products). In general, the product life cycle for each customer and market is driven by the innovation cycles in the respective end markets. These life cycles are also impacted by regulatory clearances and testing requirements of new products, particularly in the automotive and medical markets. Given these requirements, the development of our products and the respective design ins/design wins often occur one to three years prior to volume ramp up of the end market product. While the average selling price of our analog products generally falls over the products' life cycle, this decline tends to be more gradual than in digital ICs. Our ability to increase revenues and margins relies on our ability both to increase sales volumes of existing products and to introduce new innovative products that are adopted by our customers. As sales volumes for any new products increase, they may also become subject to pricing pressures.

Order Backlog

We record bookings in our order backlog upon receipt of a written, accepted purchase order from a customer. Our total order backlog is influenced by several factors including market demand, pricing and customer order patterns in response to product lead times. The quantities actually purchased by our customers may vary in booking and delivery, in particular as a result of changing customer needs or industry conditions. Our order backlog is particularly dependent on our customers' expectations on product lead times. In a downturn, customers will tend to delay placing orders and in an upturn customers place significant orders early to ensure delivery since later orders could be affected by capacity constraints. Also, from 2002 to 2003, we were able to decrease our overall production lead times due to improved wafer production workflows. If we manage to further decrease our lead times, which we expect to happen if our product mix moves more significantly towards ASSPs and Standard Linear products, we expect that the average life of our order backlog will shorten. As a result, trends in our total order backlog should not be treated as an indication of future revenues without also taking into account the factors listed above. As of December 31, 2001, 2002, 2003 and as of March 31, 2004, our total order backlog was approximately €38.2 million, €40.7 million, €42.8 million and €47.0 million, respectively. Generally, not more than 10% of our total order backlog has been for delivery beyond 12 months.

Our three-month order backlog represents products to be delivered by us within three months. At the beginning of each quarter, our three-month order backlog has generally represented between approximately 70% and 90% of our sales for the relevant quarter. Our three-month order backlog is, although to a lesser degree, subject to the same uncertainties and variations as our total order backlog discussed above. The following table sets out our revenues for each of the quarters ended March 31, June 30, September 30 and December 31, 2003 and for the quarter ended March 31 2004 and our three-month order backlog at the beginning of each of those quarters.

	Q1 2003	Q2 2003	Q3 2003	Q4 2003	Q1 2004
			(€ millions)		
Three-month Order Backlog at Beginning of the Quarter	20.9	21.4	20.9	32.3	27.7
Revenues for the Quarter	25.2	31.4	32.7	45.0	32.3

Commissioning of Fab B and Certain Restructuring and Impairment Costs

As part of our IDM strategy, in 2002 we completed the initial build out phase of our new Fab B manufacturing facility near Graz, Austria. In 2002, the capacity of Fab B was approximately 2,600 wafer starts per month which was expanded to approximately 3,900 wafer starts per month in September 2003. We are currently in the process of increasing the utilization of Fab B to approximately 5,200 wafer starts per month. The construction of Fab B constituted a significant investment in the periods under review and is reflected in the significant cash flows used in investment activities in 2001 and 2002 and increased net borrowings between 2001 and 2003.

Our per unit cost of sales is dependent on the utilization of our wafer fab manufacturing facilities, including Fab B. Per unit cost of sales declines as our production volumes and capacity utilization increase and greater economies of scale are achieved. We estimate that the build out of Fab B from 2,600 wafer starts per month to 3,900 wafer starts per month lowered our average per-wafer costs by approximately 35%. We believe that an additional build out of Fab B would further reduce per-wafer costs.

In 2001, our cost of sales included non-recurring pre-operating expenses related to Fab B of approximately €7.8 million. In 2002, our cost of sales included similar pre-operating expenses of €2.4 million incurred in January and February of that year. In addition, we estimate that we incurred a further €1.0 million in testing expenses related to Fab B in March and April of 2002. These non-recurring pre-operating expenses primarily consisted of maintenance, material, personnel, energy and IT costs incurred during the qualification of Fab B for production.

In 2002, we implemented a restructuring program in response to the general downturn in the semiconductor industry. The restructuring program comprised the termination of employment contracts, cost reductions, changes in the management structure, increasing efficiencies in R&D projects and improvements in operational and organizational functions. As part of the restructuring program, we also reassessed our future capacity requirements for Fab B. As a result, the carrying amount of Fab B was reduced to its recoverable amount in accordance with IAS 36, which resulted in an impairment expense (net of government grants) of €78.3 million in 2002.

Subsidies and Grants

We have received certain subsidies and grants from the Austrian federal and regional authorities during each of the last three years and expect to receive subsidies and grants going forward, although this is largely dependent on government policy, budgetary allocations and the scope and nature of our R&D projects. Our subsidies and grants have been primarily grants for R&D projects and certain capital expenditures. We generally record subsidies and grants for R&D under other operating income. In 2001, 2002 and 2003, subsidies and grants for R&D projects as well as tax subsidies recorded as other operating income totalled €1.5 million, €2.4 million and €2.5 million, respectively. Subsidies for capital expenditures, however, are netted against the depreciation of corresponding fixed assets over the useful life of such assets. In 2001, 2002 and 2003, netting of such subsidies against depreciation of fixed assets was €0.2 million, €12.6 million and €1.2 million, respectively. In 2002, a significant portion of the above mentioned €12.6 million was used to offset a portion of the impairment charge incurred in relation to Fab B. On a cash basis, the total subsidies and grants we received in 2001, 2002 and 2003 amounted to €12.1 million, €4.9 million and €15.2 million, respectively.

Taxes

As of December 31, 2003, we had a tax asset of €45.4 million, derived primarily from a tax loss carry forward of €124.6 million. The tax asset has been calculated on the basis that it can be used up in a five year period. The value of our tax asset is based on a corporate tax rate of 34% in accordance with IFRS. As of May 6, 2004, the First Chamber (*Nationalrat*) of the Austrian Parliament passed proposed legislation to reduce the general corporate tax rate in Austria from 34% to 25% as of January 1, 2005. While the proposed legislation still has to be passed by the Second Chamber (*Bundesrat*) of the Austrian parliament to take effect, under IAS 12, the approval of the proposed legislation by the First Chamber will require us to recognize a decrease in the value of our deferred tax asset in our financial statements for the three months ending June 30, 2004 by up to €12.1 million based on the reduced corporate tax rate. This non-cash charge will negatively affect our tax result and net income for the three months ending June 30, 2004. Each year upon application to the Austrian federal tax authorities, we are permitted to deduct, in addition to the whole amount expensed for R&D in our income statement, a certain portion of the amount spent in that year (*Forschungsfreibetrag*). As long as we have a tax loss carry forward, the tax loss carry forward can be offset against up to 75% of our taxable income. The remaining at least 25% of our taxable income (after R&D deductions) cannot currently be exempted from corporate tax.

Exchange Rates

Our financial statements are stated in euro while a significant portion of our sales and expenses are denominated in currencies other than the euro, primarily the U.S. dollar. Our U.S. dollar denominated revenues represented 24%, 26% and 16% of our total revenues in 2001, 2002 and 2003, respectively. Our sales and expenses in currencies other than the euro are translated into euro at the applicable exchange rate for inclusion in our financial statements. We hedge a portion of our non-euro assets and have also been exchange rate protected to a certain degree because some of our expenses are denominated in U.S. dollars. Despite this, in recent years our results have been affected in particular by the change of the U.S. dollar against the euro which may further impact our results if our U.S. dollar sales increase faster than our U.S. dollar expenses.

Results from Operations

The table below sets out our income statement line items as a percentage of revenues for the years ended December 31, 2001, 2002 and 2003 and for the three months ended March 31, 2003 and 2004.

	Year Ended December 31,			Three Months Ended March 31,	
	2001	2002	2003	2003	2004
Revenues	100%	100%	100%	100%	100%
Cost of sales	(61.1)%	(66.4)%	(60.1)%	(71.2)%	(57.0)%
Gross profit	**38.9%**	**33.6%**	**39.9%**	**28.8%**	**43.0%**
Research and development	(17.2)%	(24.2)%	(23.0)%	(22.9)%	(19.9)%
Selling, general and administrative	(14.1)%	(16.4)%	(15.9)%	(17.1)%	(18.3)%
Other operating income	1.5%	4.1%	3.5%	3.7%	2.9%
Other operating expenses	(0.4)%	(2.1)%	(0.9)%	(0.2)%	(0.5)%
Impairment and restructuring charges	(1.9)%	(66.9)%	—	—	—
Results from operations	**6.9%**	**(71.8)%**	**3.6%**	**(7.7)%**	**7.1%**
Net financing costs	(1.8%)	(3.7)%	(3.9)%	(5.3)%	(2.6)%
Income (loss) before tax	**5.1%**	**(75.6)%**	**(0.3)%**	**(13.0)%**	**4.5%**
Income tax (expense) benefit	(1.3)%	28.3%	0.7%	5.1%	0.6%
Net income (loss)	**3.8%**	**(47.2)%**	**0.4%**	**(7.9)%**	**5.1%**

Comparison of 2001, 2002 and 2003

Revenues. We present our revenues and certain other information included in our consolidated financial statements on a segmental basis. Our primary business segments comprise our Analog/Mixed-Signal Products segment (also referred to as the products segment), which includes all our semiconductor products and our Full Service Foundry segment (also referred to as the foundry segment), which includes all our foundry services.

The table below sets out our revenues (excluding intra group sales) for each of the three years ended December 31, 2001, 2002 and 2003, broken down by our products and foundry segments:

	Year ended December 31,		
	2001	2002	2003
		(€ thousands)	
Products Segment	115,806	109,115	114,239
Foundry Segment	32,411	20,065	20,113
Total Revenues	**148,217**	**129,180**	**134,352**

Our total revenues decreased by 12.8% from €148.2 million in 2001 to €129.2 million in 2002 and increased by 4.0% to €134.4 million in 2003. The decrease in revenues in 2002 was primarily caused by weaker market conditions and lower end market demand, especially in the foundry segment and to a lesser degree across the products segment. In addition, our revenues were harmed by the weakening of the U.S. dollar against the euro. Our average selling prices remained relatively constant in 2002 primarily due to our sole supplier relationship with a number of our customers. The increase in revenues in 2003 was primarily driven by increased sales volumes, in particular in the communications market, which was partially offset by the further weakening of the U.S. dollar against the euro.

Our products are sold into communications, industry and medical and automotive markets. We sell to OEMs, ODMs, electronic manufacturing service ("EMS") companies and distributors. Our products segment revenues also include non-recurring fees paid by our customers for application specific development work. In our products segment, revenues decreased by 5.8% from €115.8 million in 2001 to €109.1 million in 2002 and increased by 4.7% to €114.2 million in 2003. Products segment revenues represented 78.1%, 84.4% and 85.0% of our total revenues in 2001, 2002 and 2003, respectively.

In 2002, the €6.7 million decrease in revenues in the products segment was primarily caused by decreased sales across all of our product markets with the most significant decline in the communications market. In addition, sales volumes to lower volume customers decreased as we streamlined our customer base across our product markets. The terms of certain sales contracts and our sole source relationship with a number of our customers enabled us to maintain our average selling prices across our product markets. In 2003, the €5.1 million increase in revenues in the products segment was primarily caused by increased revenues from our communications and, to a lesser degree, industry and medical markets that were partially offset by decreased revenues from the automotive market.

Communications market. In 2002, our sales volumes to the communications market decreased primarily as a result of the loss of a major customer which restructured and closed its R&D facilities in the United States. In 2003, the increase in revenues was primarily driven by increased sales volumes at lower per unit sales prices to our largest customer.

Industry and medical markets. In 2002, our revenues from the industry and medical markets were primarily affected by lower sales volumes due to decreased end market demand. The decrease was partially offset by increased sales of electronic meters introduced in 2001. In 2003, revenues increased primarily as a result of increased sales volumes of new electronic metering and medical products which were partially offset by the weaker U.S. dollar against the euro and decreased sales of certain products at the end of their life cycles.

Automotive market. In 2002 and 2003, our revenues from the automotive market decreased primarily as a result of decreased sales volumes for a top selling product that will be progressively phased out from the product portfolio over the next five to ten years.

In our foundry segment, our revenues primarily consist of sales of our foundry services to third party IC developers and other semiconductor companies (including certain of our competitors) that use our speciality processes. In our foundry segment, revenues decreased by 38.0% from €32.4 million in 2001 to €20.1 million in 2002 and remained constant at €20.1 million in 2003. In 2002, the decreased revenues primarily reflected reduced demand, the streamlining of our customer base and a reduced process offering due to certain end-of-life products and processes. In 2003, our revenues reflected the generally more stable market conditions. The sales of the foundry segment represented 21.9%, 15.6% and 15.0% of our total revenues in 2001, 2002 and 2003, respectively.

The table below sets out our revenues broken down by our customers' geographic locations for the years ended December 31, 2001, 2002 and 2003.

	Year ended December 31,		
	2001	2002	2003
	(€ thousands)		
Europe[1]	115,606	97,757	112,214
Americas	22,021	22,969	16,808
Asia Pacific	10,590	8,454	5,330
Total Revenues	**148,217**	**129,180**	**134,352**

(1) Also includes sales to Middle East and Africa.

The geographical break down of our revenues in the periods under review reflects the relative importance of Europe as our most significant geographical market. In 2002, the decrease in European sales reflected primarily the weak market conditions and reduced end market demand, especially in the foundry segment and to a lesser extent in the communications market. In addition, our decision to streamline our customer base mainly affected sales to European lower volume customers. In 2003, the increase reflected primarily increased customer demand in the communications market.

In 2002, the increase in sales in the Americas reflected primarily higher sales of electronic metering products to the industry and medical markets which more than offset the reduced sales volumes to a large communications customer and the exchange rate impact of the weaker U.S. dollar against the euro. In 2003, the decrease in sales mainly resulted from the same large communications customer moving its production to the Asia Pacific region and the phasing out of our product sold to this customer as well as the exchange rate impact of the weaker U.S. dollar against the euro.

The decrease in sales in the Asia Pacific region in 2002 and 2003 reflected primarily the phasing out of two products, one delivered to a major Indian customer, the other the phase out of a product to a communications customer. In addition, we were negatively affected by the exchange rate impact of the weaker U.S. dollar against the euro. We believe that sales in the Asia Pacific region will increase relative to the other regions in response to our increased investment in our sales force in Asia Pacific in 2002 and 2003 and as many of our existing and potential OEM customers move their manufacturing operations to the Asia Pacific region.

Cost of Sales. Cost of sales consists primarily of depreciation of manufacturing, testing and other equipment, personnel costs, manufacturing and assembly costs and test charges as well as the cost of raw materials. Cost of sales decreased by 5.3% from €90.6 million in 2001 to €85.8 million in 2002 and by 5.9% to

€80.7 million in 2003. The decrease in cost of sales in 2002 reflected primarily the decreased assembly and related personnel costs due to the outsourcing of lower sales volumes and the weakening of the U.S. dollar against the euro which were partially offset by the pre-operating expenses and the increased depreciation relating to Fab B. The decrease in cost of sales in 2003 reflected primarily lower personnel costs as a result of the implementation of the restructuring program initiated in 2002, reduced raw material costs and reduced wafer volumes purchased from third parties, lower assembly costs due to the weaker U.S. dollar against the euro and better pricing after renegotiation of contract terms.

Gross Margin. Gross margin decreased from 38.9% in 2001 to 33.6% in 2002 and increased to 39.9% in 2003. Our margins have been significantly affected by the construction and ramp up of Fab B. Excluding only pre-operating expenses related to Fab B of €7.8 million incurred in 2001, the last year before our significant investment in Fab B, our adjusted gross margin for 2001 would have been 44.2%. Excluding similar pre-operating expenses of €2.4 million incurred in January and February of 2002 and estimated testing expenses of €1.0 million related to Fab B incurred in March and April of 2002, our adjusted gross margin for 2002 would have been 36.2%. In addition, the unabsorbed costs that we incurred during the early ramp up of Fab B affected our gross margins negatively in 2002 and 2003.

Research and Development Expenses. R&D expenses consist primarily of engineering salaries, prototyping and production tooling costs, software licenses and tools, depreciation related to design and laboratory equipment and IT costs. We have made significant investments in R&D to develop customer specific and standard products with long term prospects. In addition, we have invested in design and manufacturing processes, to meet the requirements of technological change by the market place and to position us to benefit from future growth opportunities. Our R&D expenses increased by 22.5% from €25.5 million in 2001 to €31.3 million in 2002 and decreased by 1.1% to €30.9 million in 2003. The increase in 2002 reflected our strategic decision to focus on R&D also during the downturn in the semiconductor industry to ensure that our product portfolio, IP library and technology platforms remain technologically competitive. We also incurred additional R&D expenses as we expanded our R&D team for the development and design of processes for Fab B. In 2003, the modest decrease in R&D expenses reflected primarily decreased personnel costs as we consolidated our design teams to three main sites in 2002. In addition we recognized the first positive effects out of our leverage strategy in R&D. These effects were partially offset by the €2.9 million increase in provisions taken to cover costs in relation to non-reimbursed customer research from loss-making customer R&D agreements. Our R&D expenses were 17.2%, 24.2% and 23.0% of our revenues in 2001, 2002 and 2003, respectively. We did not capitalize any R&D costs as intangible assets during these periods. In the near term, we expect to continue to invest significantly in R&D at approximately the current absolute euro amounts. To the extent our revenues increase, our R&D expenses as a percentage of revenues may decline.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of personnel costs, other professional fees, insurance costs and non-production related facilities costs. Our selling, general and administrative expenses increased by 1.2% from €20.9 million in 2001 to €21.2 million in 2002 and by 0.9% to €21.4 million in 2003. In 2002 and 2003, the increase in distribution and selling costs was mainly due to an increase in sales and marketing headcount and significant increases in expenditure on marketing communications and the expansion of our sales offices in Asia Pacific. This was partially offset by decreased costs resulting from overhead headcount reductions in 2002 and 2003 as part of the restructuring program initiated in 2002. Our selling, general and administrative expenses were 14.1%, 16.4% and 15.9% of our revenues in 2001, 2002 and 2003, respectively.

Other Operating Income. Our other operating income was €2.3 million in 2001, €5.3 million in 2002 and €4.8 million in 2003. These consisted primarily of income from R&D subsidies, insurance refunds and, in 2002 and 2003, also of the release of provisions. In 2002, the release of provisions was €1.4 million primarily relating to withdrawn customer warranty claims relating to ASIC products. In 2003, the release of provisions was €0.8 million relating primarily to unused employee bonuses.

Other Operating Expenses. Other operating expenses primarily represent accruals for compensation in relation to product related claims, allowance for bad debts and any damages and warranties relating to ongoing business operations. Our other operating expenses were €0.6 million in 2001, €2.7 million in 2002 and €1.2 million in 2003. These consisted primarily of allowances for bad debts in 2001 and, in 2002 and 2003, also of accruals for compensation in connection with product returns, replacements and other product related issues. In 2002, these accruals amounted to €0.5 million relating primarily to two specific products. In 2003, the accruals amounted to €1.0 million relating to a possible patent infringement claim (€0.4 million) and the early termination of one development project (€0.6 million). In 2002, other operating expenses also included €1.3 million of damages relating to the new Fab B manufacturing facility of which €0.8 million was refunded by insurance and included in other operating income.

Impairment and Restructuring Expenses. In 2001, we recorded an impairment charge of €2.8 million related to the closure of a manufacturing facility for plastic microchip packaging located in Graz, Austria to improve our cost base and increase production flexibility.

In 2002, we recorded an impairment and restructuring expense of €86.4 million. This consisted primarily of the €78.3 million impairment charge (net of government grants) relating to the reduction of the carrying value of our new Fab B manufacturing facility which became operational in 2002 to its recoverable amount as part of our restructuring program. The residual amount of the impairment and restructuring expense in 2002 consisted of costs of terminating employment contracts, changes in the management and organizational structure as well as consultancy fees incurred as part of the restructuring program. In 2003, our impairment and restructuring expense was nil.

Results from Operations. Reflecting the above factors, we had an operating profit of €10.2 million in 2001 compared with a loss of €92.8 million in 2002 and an operating profit of €4.9 million in 2003.

Net Financing Costs. Net financing costs consist of interest payable on our bank overdraft and term loan facilities and other borrowings, finance charges payable in respect of finance leases, interest receivable on invested funds and dividend income and any hedging gains or losses relating to financing activities. Net financing costs increased from €2.7 million in 2001 to €4.8 million in 2002 and to €5.3 million in 2003. The increased net financing costs in 2002 primarily reflected our increased long term borrowings for Fab B and, in 2003, the reduction in interest income and revaluation to fair value of investments related to changes in the market values of our investment securities.

Income Tax Expenses. We are subject to tax in Austria under a general corporate tax rate of 34%, although our effective tax rates have historically been significantly lower, primarily due to our R&D expenses which have reduced the tax base and the credits for our tax loss carry forward. Our income tax expense was a €1.9 million tax charge in 2001, a €36.6 million non-cash tax credit in 2002 and a €0.9 million non-cash tax credit in 2003. In 2002, the non-cash tax credit resulted from the operating loss in the year. In 2003, the non-cash tax credit resulted from our R&D tax deductions more than offsetting our taxable income which resulted in a negative tax base.

Comparison of the Three Months Ended March 31, 2003 and 2004

Revenues. The table below sets out our revenues (excluding intra group sales) for the three months ended March 31, 2003 and 2004, broken down by our products and foundry segments.

	Three months ended March 31,	
	2003	2004
	(€ thousands)	
Products Segment	21,995	27,631
Foundry Segment	3,219	4,645
Total Revenues	**25,214**	**32,276**

In the three months ended March 31, 2004, our revenues increased by 28.0% to €32.3 million from €25.2 million in the same period in 2003. The overall increase reflected the increased revenues of both our products and foundry segments.

In the three months ended March 31, 2004, the revenues of our products segment increased by 25.6% to €27.6 million from €22.0 million in the same period in 2003. The growth was primarily driven by increased revenues from the communications and industry and medical markets whereas revenues from the automotive market remained flat. Across the communications, industry and medical markets revenue growth was primarily driven by increases in unit volumes. Selling prices across all product markets remained relatively stable.

Communications market. The increase in revenues from the communications market reflected primarily increased sales volumes in Europe, in particular, in the power management business area, including continued high sales volumes to our largest customer.

Industry and medical markets. The increase in revenues from the industry and medical markets reflected primarily increased sales volumes of a new product used in hearing aids and mobile phones as well as the new products introduced for use in digital x-ray and metering. Geographically, revenue growth was primarily attributable to sales in the Americas and Europe. The increase in revenues was to a small degree offset by the weaker U.S. dollar against the euro.

Automotive market. Revenues from the automotive market remained constant during the three months ended March 31, 2004 and 2003 as the product mix benefited from a new product release that offset the effect of the gradual phasing out of an older product from the portfolio.

In the three months ended March 31, 2004, revenues from our foundry segment increased by 44.3% to €4.6 million from €3.2 million in the same period in 2003. The increase in revenues reflected primarily increased sales volumes driven by new customers for Fab B in Europe and the United States and was supported by our increased wafer manufacturing capacity in the three months ended March 31, 2004 compared with the same period in 2003. Average selling prices mainly remained stable.

Cost of Sales. In the three months ended March 31, 2004, cost of sales increased in absolute amounts by 2.5% to €18.4 million from €18.0 million in the same period in 2003. The moderate increase in cost of sales reflected primarily the increased depreciation relating to Fab B after the capacity increase in September 2003. This increase was partially offset by the weaker U.S. dollar against the euro, which decreased our packaging costs.

Gross margin. Our gross margin for the three months ended March 31, 2004 increased to 43.0% from 28.8% in the same period in 2003. The increase in gross margin was primarily driven by the production efficiencies achieved through the ramp up of Fab B to approximately 3,900 wafer starts per month in September 2003 and, to a lesser degree, cost reductions in materials and services.

Research and Development Expenses. In the three months ended March 31, 2004, our R&D expenses increased by 11.6% to €6.4 million from €5.8 million in the same period in 2003. The increase was primarily driven by increased R&D expenses relating to new communications product introductions for the mobile entertainment market and increased personnel costs reflecting the increase in the number of design engineers. Our R&D expenses were 19.9% and 22.9% of our revenues in the three months ended March 31, 2004 and 2003, respectively.

Selling, General and Administrative Expenses. In the three months ended March 31, 2004, our selling, general and administrative expenses increased by 37.1% to €5.9 million from €4.3 million in the same period in 2003. The increase reflected primarily costs relating to our increased sales and marketing headcount across our geographies and segments and accruals relating to employees' unused vacations in the three months ended March 31, 2004. Our selling, general and administrative expenses were 18.3% and 17.1% of our revenues in the three months ended March 31, 2004 and 2003, respectively.

Other Operating Income. Our other operating income remained constant at €0.9 million in the three months ended March 31, 2004 and 2003, respectively. In the three months ended March 31, 2004, this consisted primarily of R&D subsidies and of a €300,000 annual amortization of the €10.0 million capitalized cash tax credit that we received in 2003. In the three months ended March 31, 2003, other operating income consisted primarily of R&D subsidies.

Other Operating Expenses. Our other operating expenses were €0.1 million in the three months ended March 31, 2004 and €47,120 in the same period in 2003. In the three months ended March 31, 2004, other operating expenses consisted primarily of allowances for bad debts relating to two non-collectible trade receivables.

Results from Operations. Reflecting the above factors, we had an operating profit of €2.3 million in the three months ended March 31, 2004 compared with an operating loss of €1.9 million in the same period in 2003.

Net Financing Costs. Net financing costs decreased to €0.9 million in the three months ended March 31, 2004 from €1.3 million in the same period in 2003. The decreased net financing costs reflected the continued low interest rates, our lower levels of indebtedness as a result of repayment of certain of our long-term debt in 2003, the revaluation to fair value of investments related to changes in the market value of our investment securities as well as income received from our EURIBOR to CHF-LIBOR variable interest rate swap agreement in the three months ended March 31, 2004.

Income Tax Expenses. Our income tax expense was a €0.2 million tax credit in the three months ended March 31, 2004 and a €1.3 million tax credit in the same period in 2003. In the three months ended March 31, 2004, the tax credit resulted from our R&D deductions more than offsetting our taxable income resulting in a negative tax base. In the three months ended March 31, 2003, the non-cash tax credit resulted from our operating loss for the period.

Liquidity and Capital Resources

Liquidity

The table below sets forth the principal components of our cash flows for the three years ended December 31, 2001, 2002 and 2003 and for the three months ended March 31, 2003 and 2004.

	Year Ended December 31,			Three Months Ended March 31,	
	2001	2002	2003	2003	2004
				(unaudited)	
			(€ thousands)		
Cash Flows from Operating Activities	28,480	8,588	12,932	1,913	11,608
Cash Flows from Investment Activities	(94,575)	(26,348)	(14,352)	(4,829)	(2,973)
Cash Flows from Financing Activities	53,041	24,183	911	(1,802)	(6,007)

Our primary sources of liquidity have been cash from our operations and debt financing under our debt facilities. In 2001, 2002 and 2003, our cash flows from operating activities were €28.5 million, €8.6 million, and €12.9 million, respectively. The decrease in cash flows from operating activities in 2002 was a result mainly of the decrease in our operating profit and decrease in short term operating liabilities. The increase in 2003 was a result mainly of our increased operating profit that was partially offset by the €16.1 million increase in current assets reflecting increased trade receivables relating to fourth quarter sales and increased inventories primarily relating to the ramp up of Fab B in September 2003. Cash flows from operating activities for the three months ended March 31, 2004 were €11.6 million compared with €1.9 million for the same period in 2003. The increase represented primarily our increased profit from operating activities, higher depreciation relating to Fab B and decreased current assets. The decrease in current assets mainly reflected a decrease in trade receivables in the three months ended March 31, 2004 that was partially offset by the increase in inventories as a result of the ramp up of Fab B in September 2003.

Cash flows used in investment activities in 2001, 2002 and 2003 were €94.6 million, €26.3 million and €14.4 million, respectively. In 2001, this represented primarily our investment to complete the initial investment phase of Fab B and purchase of equipment for Fab B enabling production at approximately 2,600 wafer starts per month. In 2002, our main use of cash flows for investment consisted of further investments in Fab B. In 2003, we invested primarily to increase the capacity in Fab B to approximately 3,900 wafer starts per month. As of December 31, 2003, our total investment in the Fab B manufacturing facility was approximately €205 million. In 2003, cash flows used in investment activities also included a €7.5 million investment in short term cash and bond funds. Our cash flows used in investment activities were partially offset by cash from government grants received for such purposes in amounts of €12.1 million, €5.0 million and €15.2 million in 2001, 2002 and 2003, respectively. Cash flows used in investment activities in the three months ended March 31, 2004 were €3.0 million compared with €4.8 million in the same period in 2003. The decrease represented mainly our decreased additional investment in Fab B to ramp up its capacity to 5,200 wafer starts per month.

Cash flows from financing activities in 2001, 2002 and 2003 were €53.0 million, €24.2 million and €0.9 million, respectively. In 2001, our borrowings were primarily used to finance our investment in Fab B. In 2002, €15.5 million of our borrowings was used to refinance our short term debt with long term debt, with the balance being mainly used to finance our further investment in Fab B. In 2003, our borrowings were primarily used to finance the capacity expansion of Fab B. Cash flows used in financing activities in the three months ended March 31, 2004 were €6.0 million compared with €1.8 million in the same period in 2003. The increase in cash flows used in financing activities primarily reflected the repayment of our long-term debt in the three months ended March 31, 2004 that was partially offset by lower interest expenses.

Capital Resources

As of March 31, 2004, we had approximately €10.3 million of cash and cash equivalents and €7.4 million of investments in short term cash and bond funds. As of December 31, 2003, our short term credit lines remained undrawn and we had approximately €9 million available in uncommitted short term bank overdraft facilities.

Our indebtedness as of December 31, 2003 mainly consisted of indebtedness incurred under our credit facilities. In addition, we incur certain indebtedness in the ordinary course of business such as trade payables. Our credit facilities include the following:

Syndicated investment loans. Bank Austria as consortium leader has granted us €124 million investment loans that have been syndicated to a group of banks. The loans mature between 2006 and 2009. The syndicated investment loans consist of (i) a €58.6 million variable rate investment loan rate (the "Investment Loan") of which €38.8 million was outstanding as of December 31, 2003; (ii) a €36.3 million variable rate investment loan guaranteed by Austria Wirtschaftsservice GmbH as legal successor of the Austrian Finanzierungsgarantie-Gesellschaft (the "FGG Loan") of which €27.2 million was outstanding as of December 31, 2003; and (iii) two loans provided by Bank Austria as trustee of the ERP fund (the "ERP Loans") each amounting to €14.5 million. The ERP Loans provide for a combination of a fixed interest rate and a rate based on the rate of return in the secondary markets (*sprungfixer Zinssatz*). In connection with the ERP Loans, Bank Austria has granted two credit guarantees (*Haftungskredite*) (the "Credit Guarantees") as security, each amounting to €14.5 million. As of December 31, 2003, the entire principal amount of the ERP Loans was outstanding.

These loans, including the Credit Guarantees, require us to observe certain covenants, including, among other things, the requirements to provide the lender with certain financial and other information, such as intended capital measures or any other changes in our corporate structure as well as any material changes in the shareholder structure as soon as we have knowledge of such changes, the requirement to grant access to our plant facilities and to maintain certain insurance. The loans also limit our ability to dispose of our material assets and our ability to obtain further credit. The loans, including the Credit Guarantees, can be terminated for good cause. The breach of a covenant would constitute such good cause if the breach of the covenant would not be remedied by us within a certain period of time. In case of a termination for good cause, the lender would be entitled to claim immediate repayment of any outstanding sums under such loans.

We have granted certain mortgages over our properties in Unterpremstätten, Austria and transferred by way of security fixed assets (including the machinery of Fab B) to secure the syndicated investment loans.

As of December 31, 2003, the weighted effective average interest rate of the syndicated capital investment loans was 4.63%.

As of December 31, 2003, we had outstanding €1.3 million under a separate investment loan from Bank Austria and Invest Credit AG. We repaid €0.7 million under this loan on January 2, 2004 and expect to repay the balance in November 2004.

Other loans and finance leases. As of December 31, 2003, €11.3 million was outstanding under our R&D loans, which have been granted by the Austrian fund for the promotion of R&D (*Forschungsförderungsfond*) or are secured by the Austrian government and carry interest at a combination of a fixed and variable rate. As of December 31, 2003, the weighted effective average interest rate of the R&D loans was 2.55%. Further, as of December 31, 2003, €16.7 million was outstanding under our export loan all of which is subject to a variable interest rate. The export loan is secured by a bill of exchange of the Österreichische Kontrollbank and the assignment of certain receivables by us. As of December 31, 2003, the effective interest rate of the export loan was 2.15%. In addition, as of December 31, 2003, we had €3.9 million of finance leases outstanding that are subject to a variable interest rate.

Our variable interest rate loans are generally based on the 3-month EURIBOR.

We intend to use a portion of the net proceeds from the sale of the New Shares in the Offering to repay approximately €40 million of our syndicated capital investment loans. Applying a weighted effective average interest rate as of December 31, 2003, this would have had the effect of decreasing our annual interest expense by approximately €1.8 million.

We are negotiating a term sheet with Bank Austria to refinance our existing syndicated investment loans with a new investment facility that we expect to enter into after the completion of the Offering. If we enter into the new investment facility, Bank Austria would take over the entire outstanding amounts from the syndicate banks under the syndicated investment loans. We expect the negotiated terms of the new investment facility to differ in certain material respects from the existing syndicated investment loans, including with respect to interest rates, the covenant package and the security package, reflecting our improved financial position after the Offering.

Contractual Commitments

The table below sets forth our contractual obligations and their maturity dates as of December 31, 2003.

	Within One Year	Two to Five Years	More Than Five Years
	(€ thousands)		
Capital Investment Loans	18,184	76,710	1,453
Research and Development Loans	3,390	7,923	—
Export Loan(1)	16,715	—	—
Finance Lease Liabilities	891	3,000	—
Bank Overdrafts	9	—	—
Sub-contractor Commitments	1,500	4,500	—
Operating Leases	1,493	6,664	3,600
Total	**42,182**	**98,797**	**5,053**

(1) The export loan is a revolving loan. It is granted based on export initiatives and has been in place for the past 5 years.

Our finance lease liabilities arose in connection with Fab B. Our subcontractor commitments relate to our supply and purchase agreement with X-Fab under which we have agreed to purchase a minimum amount of wafers per year until 2007. See "Our Business – Manufacturing." Our operating leases relate primarily to leases of office premises and cars and are discussed in more detail in this section under "Off-balance Sheet Arrangements." In addition, we pay certain license fees under our licensing arrangements. See "Our Business – Intellectual Property." These fees are included as liabilities on our balance sheet under other liabilities and were €1.4 million as of December 31, 2003.

Capital Expenditures

Our total cash flows used for capital expenditure in intangible assets property, plant and equipment in 2001, 2002 and 2003 were €112.3 million, €32.8 million and €23.3 million respectively. For the three months ended March 31, 2004, total capital expenditure was €3.1 million, compared to €6.0 million for the same period in 2003. Capital expenditures in the three years were primarily incurred to complete the initial build out phase of Fab B and to improve our other production facilities. We intend to continue to invest in further capacity expansion of Fab B, design tools and test equipment but anticipate that, due to our recent investment and the long life cycles of analog process technology, increases in wafer volumes can be expected to require relatively low incremental capital expenditures. As of March 31, 2004, we have committed to purchases of approximately €15.6 million for equipment in Fab B to ramp up the capacity from 3,900 wafer starts per month to 5,200 wafer starts per month. We expect these purchases to constitute the majority of our capital expenditures for 2004. We may increase our capital expenditures in 2004 from the currently planned level if this is necessary to meet additional market demand.

Seasonality

We sell our products to the communications, industry and medical, and automotive markets. Some of our end markets, in particular the communications market and, to a lesser degree, the market for automotive products, typically experience strong seasonal fluctuations with sales in the first half of the year typically being lower than in the second half. As a result, our sales in the fourth quarter have tended to be significantly higher than first quarter sales, with second and third quarter sales ranging in between. This pattern has been primarily driven by purchasing behaviour of end-market customers and the underlying end-market trends as well as the purchasing patterns of our customers under their purchase agreements with us. Our past seasonality is not necessarily indicative of our future revenue development.

Quarterly Financial Information

The following table sets out our unaudited quarterly income statement data for the five quarters ended March 31, 2004, each of the periods for which we have prepared quarterly financial information under IFRS. In 2004, we began to produce our financial statements under IFRS and restated our annual financial statements prepared under Austrian GAAP for 2001, 2002 and 2003 under IFRS. We will prepare our financial statements for financial reporting purposes under IFRS in the future. Quarterly financial information for 2001 and 2002 is only available under Austrian GAAP and therefore is not comparable to quarterly financial data prepared under IFRS for 2003.

The unaudited quarterly information presented in the table below has been prepared on the same basis as our Audited Consolidated Financial Statements. This information should be read together with our Audited Consolidated Financial Statements and Interim Consolidated Financial Data and the notes to our Audited Consolidated Financial Statements included elsewhere in this Offering Memorandum. Operating results for any quarter are not necessarily indicative of results for any future quarters or for a full year.

	Three months ended				
	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003	March 31, 2004
			(unaudited) (€ thousands)		
Product revenues	21,995	26,514	27,043	38,685	27,631
Foundry revenues	3,219	4,889	5,649	6,357	4,645
Total revenues	**25,214**	**31,403**	**32,692**	**45,042**	**32,276**
Cost of sales	(17,953)	(19,852)	(18,337)	(24,592)	(18,400)
Gross profit	**7,261**	**11,551**	**14,355**	**20,450**	**13,876**
Research and development	(5,769)	(7,117)	(6,628)	(11,385)	(6,437)
Selling, general and administrative	(4,318)	(4,768)	(5,168)	(7,124)	(5,920)
Other operating income	930	1,736	1,360	729	924
Other operating expenses	(47)	(133)	(159)	(858)	(147)
Result from operations	**(1,944)**	**1,269**	**3,760**	**1,813**	**2,296**
Net financing costs	(1,326)	(1,372)	(1,247)	(1,331)	(853)
Income (loss) before tax	**(3,270)**	**(103)**	**2,513**	**482**	**1,443**
Income tax (expense) benefit	1,276	195	(604)	68	205
Net income (loss)	**(1,994)**	**92**	**1,909**	**550**	**1,648**

Disclosures about Market Risks

Our financial risk management focuses on the major areas of market risk. Our treasury policy seeks to ensure that adequate financial resources are available for the development of our business while managing our currency, interest rate and credit risk. Our policy is not to engage in speculative transactions and derivative instruments are exclusively used to hedge risks associated with currency and interest rate fluctuations.

Currency Risk

We are exposed to foreign currency risk resulting from our extensive buying and selling of products outside the euro zone. As a result, we hedge the main non-euro positions relating to operating activities (such as trade receivables and payables). The hedges concern transactions in U.S. dollar and Japanese yen.

We utilize forward currency contracts and option contracts to manage currency risk. Transaction risk is calculated for each foreign currency taking into account significant foreign currency receivables and payables as well as highly probable purchase commitments. More detailed information about nominal amounts and fair values of these derivative instruments as of December 31, 2003 can be found in our Audited Consolidated Financial Statements included elsewhere in this Offering Memorandum.

Interest Rate Risk

We are exposed to the possible fluctuation in value of financial instruments due to changes in interest rates in relation to our medium and long term receivables and payables, including those of our loans and overdraft facilities where interest is payable at variable interest rates. Since 2001, we have adopted a policy to ensure that a significant portion of our debt is subject to fixed interest rates. On October 17, 2003, we entered into a EURIBOR to CHF-LIBOR variable interest rate swap agreement effective from January 1, 2004 until December 31, 2004 with the intent to reduce interest expenses. Taking into account this swap and holding other variables, including levels of indebtedness as of December 31, 2003, constant, a 1% increase in euro interest rates would have an estimated impact on our interest expense of approximately 0.9 million in a full year.

Credit Risk

We deal with customers and financial institutions in many countries around the world. Consequently, there is a risk that a counterparty to a contract with us could default, leaving us with a credit exposure. We monitor our exposure to credit risk on an ongoing basis and credit evaluations are performed on all customers requiring credit over a certain amount. To reduce credit risk, we have taken out insurance for most of our trade receivables. We assign credit limits to individual customers based on ratings from our insurer. Our allowance expenses for bad debts were €0.5 million, €0.9 million and €0.1 million in 2001, 2002 and 2003, respectively.

Investments are allowed only in liquid securities and only with counterparties that have a credit rating equal to or better than ours. Transactions involving derivative financial instruments are with counterparties with whom we have entered into a netting agreement and whose credit ratings are acceptable to us. Given the high credit ratings of such counterparties, we do not currently expect such counterparties to fail to meet their obligations.

Off-balance Sheet Arrangements

We have certain non-cancellable operating lease rental obligations that are not recorded as liabilities on our balance sheet. As of December 31, 2003, the total amount of these obligations amounted to €11.8 million of which 12.7% is payable within one year, 56.7% between one and five years and 30.6% after five years. Our operating leases typically relate to office premises and cars and run for an initial period of five to ten years, with an option to renew the lease after that date. Lease payments typically increase annually to reflect market rentals.

Recent Developments and Outlook

The future performance of our business will depend on general economic and market conditions, legal, tax and regulatory environment and other factors that are beyond our control. We encourage you to consider our business outlook and the forward looking statements made in this section also in light of the "Risk Factors" discussed elsewhere in this Offering Memorandum. These and other factors may cause our business development to differ from our current outlook.

Based on new product introductions, entry into the Standard Linear markets, our increased foundry sales and recent positive industry trends, we expect that we will be able to increase our revenues in 2004 from 2003 at constant exchange rates. We further expect our gross profit to increase as a result of the efficiencies achieved through the ramp up of Fab B. In the near term, we expect to continue to invest significantly in R&D at approximately the current absolute euro amounts.

Since March 31, 2004, there have been no material adverse changes in our business, financial condition and results from operations.

SUMMARY OF CERTAIN SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP

In connection with the Offering Memorandum, we have prepared the Audited Consolidated Financial Statements and the Interim Consolidated Financial Data pursuant to IFRS. IFRS differs in certain significant respects from U.S. GAAP. A number of the differences between the accounting principles under IFRS and U.S. GAAP that could have, in part, a material effect on the results of operations of the Company are described below. Since a complete reconciliation between IFRS and U.S. GAAP with the purpose of providing a complete description of the differences between the individual components of the accounting principles has not been undertaken, the following summary does not claim to be either complete nor should the order in which the points are mentioned be taken as an indication as to their respective importance.

No attempt has been made to identify future differences between IFRS and U.S. GAAP as the result of prescribed changes in accounting standards. The bodies that promulgate IFRS and U.S. GAAP have significant ongoing projects that could affect comparisons such as this one. Finally, no attempt has been made to identify differences between IFRS and U.S. GAAP that may affect the financial statements as a result of transactions or events that may occur in the future.

Revenue Recognition

Under U.S. GAAP, guidance on revenue recognition is more detailed and could result in differences as to when revenue is recognized under IFRS, specifically as it relates to recognition of bill and hold transactions and subsidies.

Research and Development

Under IFRS according to IAS 38, research costs are expensed as incurred. Development costs that have not been capitalized previously may not be capitalized retroactively when the required criteria for their respective capitalization, i.e. that the costs are development costs (rather than research costs), are only met at a later point in time. This general rule applies to all intangible assets. Such costs should only be capitalized if the company can provide certain evidence as to their usefulness and the company has verifiably created an intangible asset. Pursuant to U.S. GAAP, all research and development costs are expensed as incurred. The cost of materials, equipment, facilities and intangibles purchased from third parties for use in internal research and development activities may only be capitalized if they have alternative future uses beyond research and development projects.

Deferred Income Taxes

Under IFRS, the full provision method is used for recording deferred income taxes, driven by temporary balance sheet differences. Pursuant to this method, deferred income tax assets are capitalized if recovery is probable. Under IFRS deferred tax is classified as a non-current asset or liability.

U.S. GAAP is comparable to IFRS, but all deferred income taxes are recognized and a valuation allowance is provided if the likelihood of recovery is less than 50 percent. On the balance sheet, deferred tax is classified as current and non-current components depending upon the classification of the items to which it relates.

Impairment of Assets

Under IFRS, according to IAS 36, an impairment exists if an asset's carrying amount exceeds its recoverable value (the higher of net selling price and value in use (based on discounted cash flows)); the excess represents the amount of the impairment charge. Under IFRS, if certain criteria are met, the impairment may be reversed in subsequent accounting periods. Under U.S. GAAP, a long lived asset is assessed for recoverability whenever events indicate that its carrying amount exceeds the expected undiscounted cash flows to be generated by the asset. Only if the estimated undiscounted cash flows are insufficient to cover the carrying value of an asset is an impairment charge recognized. The impairment is measured as the excess of the carrying value of the asset over its fair value, which is usually estimated on the basis of discounted cash flows. Under U.S. GAAP, an impairment establishes a new cost basis and therefore may not be reversed in subsequent accounting periods.

Available for Sale Securities

Securities that cannot be classified as either held for trading, held-to-maturity and loans and receivables originated by the enterprise are classified as available for sale securities under IFRS. Unrealized gains and losses on the available for sale securities are recognized through the income statement in the period in which it occurs.

Under U.S. GAAP, unrealized gains and losses on available for sale securities are recognized as a component of shareholders' equity unless there is a decline in the value of the security that is not determined to be other than temporary. If the decline in value is determined to be other than temporary, the loss would then be recognized through the income statement.

Inventories

Under IFRS, lower of cost or net realizable values adjustments can be reversed if the circumstances that warranted the adjustment no longer exist. Under U.S. GAAP, lower of cost or net realizable value adjustments create a new cost basis for the inventory; therefore, the adjustments cannot subsequently be reversed.

Employee Benefits

Under IFRS, pension costs and similar employee benefits are accounted for in accordance with IAS 19, "Employee Benefits." Under U.S. GAAP, pension costs arising from defined benefit plans are accounted for in accordance with SFAS No. 87 "Employers' Accounting for Pensions" and the disclosure is presented in accordance with SFAS No. 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits." The difference between IFRS and U.S. GAAP relates to, *inter alia*, amortization of the unrecognized transition obligation over the remaining average service lives of employees and the recognition of an additional minimum under SFAS No. 87, which is not required under IAS 19. There are no differences in the accounting treatment of "defined contribution plans" between IFRS and U.S. GAAP.

The interest component of additions to the pension provision under U.S. GAAP is included in the operating result in the Company's income statement, while under IFRS it may be included as a component of the interest result.

Other Provisions

Under IFRS, according to IAS 37, a provision is recorded at its best estimate of the expenditure required to fulfill the obligation on the balance sheet date. Risks and uncertainties relating to the past events in connection with the recognition of a provision must be considered in the best estimate. Where there is a continuous range of possible outcomes, and each point in that range is as likely as any other, the mid-point of the range is used. Pursuant to U.S. GAAP, in instances when a best estimate for provision is not apparent, the minimum amount of the range of possible losses is provided for and, if necessary, explained in the notes to the financial statements.

Under IFRS, according to IAS 37, provisions must be reflected in the amount of their net present value. The expense for the compounding of the provision is accounted for as interest expenses.

Stock Options

U.S. GAAP permits two methods of accounting for stock options: the intrinsic value method and the fair value method. Under the intrinsic value method as set out in Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees," compensation cost equal to the difference between the market price of the shares and the option price on the measurement date (the date upon which both the number of shares the employee is entitled to receive and option price is known) is recognized from the date of grant over the vesting period of the options. Where the measurement date occurs after the date of grant, as in the case of performance related options, compensation cost would be recorded under variable plan accounting such that the difference between the price of the shares at each balance sheet date and the option exercise price would be charged to income over the vesting period and would be adjusted in subsequent periods up to the measurement date. Where the performance condition is such that management cannot make a reasonable estimate because the Company cannot control the condition, such as the successful completion of an initial public offering, no compensation cost is recognized until the performance condition is satisfied.

SFAS 123 "Accounting for Stock Based Compensation" introduced a fair value based method of accounting for stock based compensation. Under the fair value method of accounting as set out in SFAS 123, the total amount of compensation cost represents the estimated fair value of each option determined at the grant date that will eventually vest and is recognized over the vesting period of the option. SFAS 123 encourages, but does not require, companies to recognize expense for grants of stock, stock options and other equity instruments to employees based on fair value accounting rules. Companies which choose not to adopt the intrinsic value method are required to disclose pro forma net income and earnings per share under the fair value method. In addition, detailed disclosures are required concerning the plan terms, exercise prices and the assumptions used in measuring fair value of stock based grants.

IFRS, effective as of December 31, 2003, do not specify recognition and measurement requirements for stock options. However, IFRS 2 Share-based Payment will change this.

Leases

IAS 17 Leases defines a finance lease as a lease that transfers substantially all the risks and rewards incident to ownership of an asset. It defines an operating lease as any lease other than a finance lease. Under IFRS, lessees should recognize finance leases as assets and liabilities on their balance sheets at amounts equal to their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. A finance lease gives rise to a depreciation expense for depreciable assets as well as a finance expense. Lease payments under an operating lease should be recognized as an expense in the income statement on a straight-line basis over the lease term.

According to SFAS 13 Accounting for Leases, U.S. GAAP classifies leases into capital leases and operating leases. Capital leases are treated like finance leases as described above according to IFRS. Rental expense resulting from an operating lease should be recognized on a straight-line basis.

Cash flow statement

Under IFRS, the objectives and principles for preparing a cash flow statement are similar to U.S. GAAP. The principal difference between the standards is in respect to classification. Under IFRS interest paid and interest received may be classified as an operating, investing or financing activity, whereas under U.S. GAAP interest paid and received must be classified as an operating cash flow.

Business Combinations

Under certain circumstances for transactions entered into by SEC registrants, push-down accounting is required for stand-alone financials for an acquired subsidiary where the subsidiary is more than 95 percent owned by the parent. Push-down accounting requires that the stand-alone financials of the subsidiary reflect the parent's basis in the acquired assets including any recognized goodwill. A similar concept under IFRS does not exist.

INDUSTRY BACKGROUND

General

Semiconductors serve as fundamental building blocks in a broad range of electronic products. Over time, semiconductor suppliers have offered new products with more advanced performance and higher integration of functions to drive the development of the electronics industry. Semiconductors have traditionally played a critical role in the computing and communications markets and, as functionality has improved, have played an increasingly important role in many other markets, including the automotive, industry and medical markets.

Semiconductors can generally be categorized as performing either analog or digital functions. Mixed-signal ICs incorporate both analog and digital functions in a single device, and analog-intensive mixed-signal ICs, which incorporate more analog than digital functionality, are optimized to perform particularly challenging analog operations. Analog ICs manage and interpret real world signals such as sound, light, motion, temperature, magnetic fields, radio waves or electrical current and are therefore an essential part of any electronic system in order to make analog information accessible to digital applications, and vice versa. The analog functions of analog and mixed-signal ICs are used in electronic devices for three main categories of applications:

- Managing and improving the power consumption of devices, which is especially critical for long battery life in portable electronics;
- Controlling and driving output devices such as video displays, audio speakers, LEDs, motor controllers, and radio transmitters; and
- Detecting and interpreting input signals from sensors so they can be processed by digital control circuitry, for example in silicon microphones, automotive safety systems, electronic metering and measuring equipment and heart rate monitors.

Advances in digital technology, through miniaturization and increased processing power, have led to ever-increasing electronic content in many products and in a broadening array of applications. Because digital devices typically require analog or mixed-signal ICs to convert signals to and from the real world, as well as for power management, the increasing adoption and complexity of digital technology has created opportunities for analog and analog intensive ICs at a faster rate than it has displaced them.

Underlying Industry Trends

We believe that the following powerful trends are driving global demand for high performance, analog-intensive mixed-signal ICs:

- Continuous demand for smaller, lighter and more power-efficient portable electronic devices, particularly in communications, entertainment and medical/home health applications;
- Growing use of digital technology and additional features in consumer electronics products, such as digital photography, video and audio devices;
- Increasing pervasiveness of wireless communications;
- Growing demand for sensors and sensor interfaces in electronic applications;
- Regulatory and consumer demand for sophisticated safety, environmental and comfort systems, particularly in automobiles; and
- Increasing reliance on real-time data.

Underlying all of these trends is a growing demand for systems with greater IC integration, including integration of analog and digital functions to provide higher reliability and lower system cost. The reduced IC size resulting from component integration enables manufacturers to decrease cost, develop new form factors and manufacture less power consuming products. This integration is particularly important for products and applications such as mobile phones and integrated portable digital music players; lighting management for portable devices; high accuracy measuring, such as diabetes management with glucose meters and insulin pens; and radio frequency, safety and security functions for automobiles. Manufacturers of electronic systems are therefore increasingly seeking IC suppliers who can provide specialized, integrated mixed-signal solutions and related design expertise for their products.

The semiconductor industry is highly cyclical and has recently experienced its most severe downturn between 2001 and 2003. However, according to the WSTS, the analog and mixed-signal IC industry has historically experienced less cyclicality than the overall industry, and generally tends to shrink to a lesser degree during a down cycle. According to WSTS, the overall semiconductor industry generated revenues of approximately US$166.4 billion in 2003, of which the analog segment has generated approximately US$26.8 billion. Based on WSTS statistics, between 1991 and 2003, the analog segment has experienced a compound annual growth rate ("CAGR") of 10.2 percent against 9.7 percent for the overall semiconductor industry. According to WSTS, the analog market is expected to grow from US$26.8 billion in 2003 to US$35.6 billion in 2006, which represents a CAGR of 9.9 percent.

Industry and Technology Characteristics

The analog and mixed-signal semiconductor industry can be distinguished from the digital semiconductor industry in various respects. One important difference lies in the degree of standardization of design tools and manufacturing processes. Digital IC design is generally highly automated through the use of electronic design automation ("EDA") software programs, which are available from various independent companies. In addition, digital designs are generally less dependent on the specific manufacturing processes used to fabricate ICs. This is different from analog IC design and fabrication, where the design is generally more complex and must specifically take into consideration the exact process parameters of the specialty fabrication process that is used. We believe that this design complexity limits the ability of analog-intensive IC companies to separate design and manufacturing functions. Furthermore, analog design engineers typically require longer industry experience and more familiarity with a specific manufacturing process technology to gain the highest levels of expertise than is typically the case for digital design engineers; analog designers are therefore in relatively short supply.

The fundamental principles and design characteristics of analog technology differ significantly from those of digital technology. Digital ICs are defined and designed to process signals in two states, generally described as "0" or "1," and the voltages and currents in a digital IC are reduced to the minimum needed to determine a "0" or "1" state. The performance of a digital IC is often specified by its "clock rate" measured in gigahertz, or billions of cycles per second. Digital ICs, which provide high-speed computation and logic functions, generally rely on increasingly small geometry manufacturing processes to achieve faster speeds and cost-effectiveness. The design and manufacturing of advanced digital ICs involves the integration of millions of elementary circuits (transistors) on a single device and is accomplished by means of automated logic synthesis and layout generation. Line widths are used in the semiconductor industry to describe manufacturing technology, and in digital ICs line width reductions to the current state of the art levels of 90 nanometers (billionths of a meter) have significantly driven up the cost of digital IC fabrication facilities, or fabs.

Analog ICs are not binary but instead are designed to precisely and accurately control voltages and currents so that they mimic the behavior of real world signals. In many applications, an analog-intensive IC must handle high voltages ("HV") ranging from five to 90 volts in order to interface with output displays or motors in contrast to digital ICs, where performance is enhanced by smaller line widths and lower voltages. Analog performance is related to the precision of the analog signal, which is more a function of the design and process control than of process line width. Thus shrinking line widths will not lead to performance improvements and area reductions in analog circuits to the same extent as in pure digital ICs. While digital circuit manufacturing requires significant investments to stay on the leading edge, analog performance primarily relies upon scarce process and product engineering expertise and specialist circuit simulation techniques. The current state-of-the-art line width for analog-intensive ICs requiring specialty processes such as high voltage, silicon germanium or radio frequency is 0.35 μm (millionth of a meter). While analog ICs require greater expertise and process characterization than digital ICs, the cost of the required manufacturing equipment is generally lower than the costs required for state of the art digital IC manufacturing equipment.

Industry Challenges

The challenges faced by the analog and mixed-signal IC industry include:

- ***Optimized integration of analog and digital technologies.*** The integration of analog and digital technologies in one IC presents significant challenges. Design of high performance integrated mixed-signal solutions requires broad analog and digital capabilities including engineers with both analog and digital circuit design expertise and compatible mixed-signal manufacturing process technology. Due to the complexity of integrating mixed-signal designs and the long periods of training required to develop analog-intensive mixed-signal IC engineers, design talent is relatively scarce;
- ***Growing demand for superior technical performance.*** There is increasing customer demand for improved performance of analog and mixed-signal ICs for applications such as power management for longer battery life, lower noise for higher sensor sensitivity, high voltage for advanced applications

such as display drivers, and low-power radio frequency for short-range communications. These trends represent ongoing challenges for increasing the performance of both the design and manufacture of analog and mixed signal ICs;

- ***Joint optimization of design and manufacturing.*** There are significant technical interdependencies between the design and the production of analog ICs. The design and manufacturing processes of high performance analog ICs need to be closely linked with each other, to a significantly greater degree than for digital semiconductors. Small differences in process technology from one manufacturer to the next can cause significant electrical performance differences in identically designed parts. Integrated Device Manufacturers ("IDMs") have in-house production capabilities to optimize the design of high performance analog and mixed-signal ICs;
- ***Faster time-to-market and low cost.*** Increasing cost and time-to-market pressures, as well as rising complexity in mixed-signal design, are leading many manufacturers to seek specialized mixed-signal component suppliers that quickly and cost effectively design and manufacture highly integrated, complex products. This demand is particularly acute in the communications and consumer electronics markets where manufacturers differentiate themselves through new product introductions and often sell to price sensitive end-markets; and
- ***Maintaining long-term partnerships.*** In the automotive, medical and industry markets in particular, but also for certain communications products, the product development and qualification process is typically very long for products that have to meet critical safety, security and reliability requirements, including regulatory requirements. This process forces semiconductor component suppliers to expend significant time and resources on product development well ahead of volume shipments of their products. Product volumes are sometimes relatively small and long product lifecycles in automotive, medical and industry applications in many cases require manufacturing support for more than ten years. Only certain specialist IDMs are generally willing to commit design and manufacturing capacity for small-volume complex analog products over long product lifecycles. The challenge for customers is to find long-term suppliers to avoid the need for a new supplier, which can be costly and disruptive due to the difficulties of transferring and qualifying analog mixed-signal processes and new production sites.

Product Categories

Analog and analog-intensive mixed-signal ICs are generally divided into the three product categories of ASICs, ASSPs and Standard Linear ICs:

ASICs. ASICs are semiconductors that are designed for a specific customer's application, often with the customer paying for a substantial portion of the ASIC development costs. Mixed-signal ASICs generally integrate multiple analog and digital functions into a single IC design that is optimized for a combination of customized functionality, size, power consumption, and total cost for a specific product designed by an OEM. ASICs are primarily used in high volume electronic products where custom development costs can be spread over a large number of units. Examples are power management ICs for mobile phones and PDAs, medical products such as handheld glucose monitors, industrial products such as electronic meters, and automotive products such as keyless go/entry systems and motor control. In order to meet certain customer demands for modifying ASICs to provide certain special functions or parameters in selected situations, ASICs increasingly include programmable features. These products allow the input/output parameters of integrated analog circuits to be adjusted by external controllers via standard interfaces.

ASSPs. ASSPs integrate multiple analog and digital functions into a single IC in a manner similar to an ASIC. However, ASSPs address certain pre-identified market applications, as opposed to ASICs, which are designed pursuant to customer specifications. ASSPs can therefore be offered as standard solutions to multiple customers. ASSPs are generally the preferred choice of customers who do not have the required expertise to specify ASICs, or who require immediate availability, such as for new product introductions by OEMs and ODMs, and for smaller unit volume products for which the cost of ASIC development may be prohibitive. Like ASICs, ASSPs are also offered with programmable features. For example, our power management IC for mobile phones can be modified to meet the optimized requirements of various battery types through downloading of different analog parameters to a programmable analog ASSP, allowing enhanced customer flexibility and functionality. In addition, multi-die ASSPs are delivered in a single IC package known as "System in Package" ("SiP"), configuration for certain mixed-signal applications that require high performance analog front ends tightly architecturally integrated with complex digital processing backends, such as for MP3 players or inductive touch screen applications.

Standard Linear ICs. Standard Linear ICs perform specific analog functions such as amplification, voltage and signal conversion, and can be designed to high performance specifications. Standard Linear ICs include LDOs, amplifiers, voltage regulators and AD/DA converters. In some cases, the function of an ASIC or ASSP could be replicated with numerous different Standard Linear ICs. This approach is typically used for prototypes or for a low unit volume product or where the size of the product is not a crucial parameter. More often, Standard Linear ICs are used in the same product that also uses ASICs or ASSPs in order to perform additional functions in an optimized manner.

Manufacturing Processes

Process technologies comprise a set of individual process steps to manufacture ICs on silicon wafers in semiconductor fabs. These process steps are combined with a set of design rules, electrical specifications and recommendations for the designer to enable the fabrication of high yielding products. Process technologies can generally be distinguished into standard processes and specialty processes.

Standard Processes

Digital CMOS and to some extent analog CMOS processes are generally referred to as standard process technologies. Digital CMOS is the most widely used process technology today, since the majority of high volume products have been designed in the digital domain. Digital CMOS requires less power than other process technologies (such as bipolar), allows for a dense placement of digital circuits and typically enables an easy shrink path to benefit from feature size reductions.

Standard analog processes have features that make them suitable for the design of low-frequency analog and mixed-signal building blocks such as data converters and voltage regulators. Although there is significant variation in analog performance throughout the industry, these processes in general enable the fabrication of the same basic devices. However, the transfer from the standard process implemented by one manufacturer to another – which is generally possible with digital circuits – cannot be achieved in the analog world without significant redesign efforts.

Specialty Processes

Specialty fabrication processes for the manufacture of advanced analog, high performance and analog-intensive mixed-signal ICs include high voltage CMOS, radio frequency ("RF") CMOS, BiCMOS and silicon-germanium, or SiGe, BiCMOS. Most specialty processes are based on CMOS – with features added that are designed to obtain superior frequency, power, feature and cost characteristics. Products made by applying these specialty processes are typically more complex to manufacture than products made using standard CMOS process technologies. In order to provide high performance analog products, processes must be optimized towards their respective application area. Designs in specialty processes usually cannot be transferred without significant engineering efforts to redesign for the specific characteristics of a different specialty process, making it more difficult for customers to switch fabs. Certain applications in the wireless communications, lighting management and video display, industry and medical, storage and computing markets provide significant growth opportunities for these specialty processes.

The principal features of the key specialty processes include:

- ***High Voltage CMOS***. High Voltage CMOS technology combines analog and digital signal and data processing with the capability to withstand high voltages from five to 120 volts, and sometimes also to switch high currents. With these features, systems-on-a-chip for applications in specific application areas (such as motor controllers, sensor interfaces, bus controllers) can be implemented at very competitive cost levels. High Voltage CMOS typically targets the industry and automotive markets as well as consumer electronics.
- ***RF CMOS***. RF CMOS technology comprises certain process features and RF modeling capabilities for a wide set of devices (transistors, coils/inductors, capacitors, wiring structures). RF CMOS is typically used to design highly integrated wireless transceivers for WLAN, Bluetooth and cell phones, and RF applications in automobiles.
- ***BiCMOS***. BiCMOS technology has become a widely adopted RF technology because it combines bipolar attributes of high speed with higher density and lower power digital CMOS functions. In comparison with RF CMOS, at the same technology mode BiCMOS has the advantage of higher operating speed at even lower current.

- *SiGe-BiCMOS.* SiGe-BiCMOS technology requires certain additional process steps including the deposition of a thin layer of silicon germanium in the area of the bipolar transistors. Using SiGe-BiCMOS, it is possible to achieve switching speeds comparable to those of CMOS processes that are two generations smaller in line width. For example, 0.35 μm SiGe-BiCMOS achieves switching speeds comparable to 0.18/0.13 μm RF CMOS, but at significantly lower manufacturing costs.
- *MEMS.* Micro-Electromechanical Systems, or MEMS, technologies are specialty technologies combining micro-mechanical and conventional electronic structures on one chip. Products fabricated using one of these technologies usually cannot be transferred to other MEMS technologies, as the technology setup is typically unique. MEMS technologies are used to fabricate sensors such as silicon microphones or accelerometers (for automotive applications) that can be integrated into mixed-signal ICs and have the advantage of being compatible with solid state electronics manufacturing techniques.

OUR BUSINESS

Overview

We are a market leader in the design, development and manufacture of high performance analog and analog-intensive mixed-signal semiconductor products. Through our global sales team, we sell a broad range of highly integrated ASICs and ASSPs, and, more recently, Standard Linear products, to diversified end markets which we categorize as the communications, industry and medical, and automotive markets. We focus on applications that benefit from achieving the lowest system power consumption combined with high feature integration and programmability.

We have more than 20 years of experience in developing IC solutions for our customers and have developed what we believe to be an extensive world-class library of intellectual property. We focus on the following key markets and applications where we have identified an increasing demand for high volume analog and mixed-signal ICs, and where we believe our intellectual property library and design expertise give us a significant competitive advantage:

- *Communications* products, including mobile entertainment and consumer electronics devices, such as mobile phones and mobile audio players, touch screens, LED drivers and MEMS silicon microphones;
- *Medical* applications, including home health devices, such as glucose meters, insulin pens, medical imaging, pacemakers, heart rate monitors and electronic personal care applications;
- *Industry* applications, such as electronic meters for electricity, water and heat, as well as various sensor interfaces, drivers for motors and printers, and MEMS-interfaces; and
- *Automotive* products, such as keyless go and keyless entry systems, ESP stability control systems, rain sensors and motor controllers.

We enjoy strong relationships with leading players in these markets and have been selling products to many of them for over ten years. In 2003, we have shipped more than 90 million devices to approximately 370 current customers, which include industry-leading companies such as Appeal (a subsidiary of Motorola), Delphi, Hella, Honeywell, Kostal, Marquardt, Nokia, Panasonic, Roche, Sagem, Samsung, Schlumberger, and Siemens.

We are an Integrated Device Manufacturer, or IDM, which means that we combine our manufacturing process capabilities with our design, test and product engineering expertise to optimize analog product performance. This integration allows us quickly to deliver innovative high-performance products. In 2002, we started production at our new eight-inch (200 mm) wafer manufacturing facility, or fab, which we refer to as Fab B. In addition, we continue to operate our four-inch (100 mm) fab that has been in service since 1983, and which we refer to as Fab A. Fab B is equipped with standard 0.35 μm CMOS base process technology that we are entitled to use under a technology transfer and manufacturing agreement with Taiwan Semiconductor Manufacturing Company ("TSMC"). In addition, we have what we believe are leading-edge specialty process technologies, especially for high voltage and silicon germanium, or SiGe, processes. We consider our long-established track record in test engineering to be integral to the overall service offered to our customers, and our facilities have been certified to the highest standards required by the automotive and medical industries.

We also offer a full-service foundry capability to third party IC developers. Our foundry service allows us to enhance the utilization of our existing wafer fabs, thereby spreading our cost base over a larger volume of business. Customers seek our foundry services because of our specialty process capabilities as well as our industry certifications. Our full-service foundry customers include companies such as Analog Devices, Chipcon, Ikanos, Synaptics, and Texas Instruments. Even though several of our foundry customers are direct competitors of our products business, they continue to rely on our specialty manufacturing processes.

For the year ended December 31, 2003, we reported revenues of €134.4 million and results from operations of €4.9 million. For the three months ended March 31, 2004, we reported revenues of €32.3 million and results from operations of €2.3 million.

History and Development

We were founded in 1981 by American Microsystems Inc. and VOEST Alpine AG with the purpose of setting up a European production facility and sales organization for ICs. In 1993, we were the first European semiconductor manufacturer to achieve a stock exchange listing (on the Vienna Stock Exchange). In 2000, we were acquired and taken private by funds being advised by Permira, and, consequently, our stock was delisted. As a privately held company we refocused our commercial emphasis from nearly exclusively providing customer-specific solutions to also offering standard products in order to address broader markets. This entailed significant investment in R&D for new products, opening new sales offices and design centers around the world, and completing a significant capital investment program to build our eight-inch wafer fab.

Our corporate headquarters and our design and manufacturing facilities are located near Graz, Austria. In addition, we have product design centers in Switzerland, Italy, and India (Bangalore). Our world-wide sales offices are located in the key centers of product development and electronic manufacturing throughout Asia Pacific, Europe and North America, including in Korea, Japan, China (Suzhou), Hong Kong, Taiwan, Singapore, Germany, France, UK, Finland, Sweden, Italy, and the United States (North Carolina, Arizona, Michigan, and California).

Our Strengths

We believe that we have the following competitive strengths:

Analog design expertise to deliver highly integrated, high performance solutions. We believe our products offer industry-leading performance in the analog-intensive applications of power management, high voltage device drivers, low-noise sensor interfaces, and radio frequency. We are able to achieve high integration of multiple analog functions, combined with digital circuitry and in some cases sensors, to deliver solutions for our customers' applications that are superior with regard to overall system performance, form-factor flexibility, and value. We are able to quickly and cost-effectively develop new and derivative products such as ASSPs and Standard Linear ICs by leveraging our extensive library of intellectual property covering both circuit design and manufacturing processes. We have over 200 dedicated analog and mixed-signal engineers combining long-standing industry experience with expertise in analog design tools and processes.

Market and system know-how driving strong product pipeline. The strong customer relationships built by our direct sales force and field application engineers allow us to develop a detailed understanding of the system needs of OEMs and ODMs in our focus market segments. This know-how guides our product development efforts and has enabled us to win design-ins of our products with numerous customers over recent years, both for ASICs and ASSPs. We currently work on more than 160 design projects in collaboration with specific customers. While it can take one to three years, or in some cases even longer, for a design-win to begin volume production by a customer, this allows us to build our product pipeline. We believe the significant investments we made in R&D and sales team expansion during the industry downturn from 2001 to 2003 have been responsible for the strong product pipeline we currently enjoy. We expect that many of the products in our product pipeline will ramp into volume production over the near and mid-term.

Sole source supplier with long-term customer relationships. We are a sole source supplier of specific analog and mixed-signal ICs for many of our customers in diversified end markets, both for ASICs and ASSPs, and have achieved a high rate of customer retention. We believe our customers' decisions to purchase from us are a reflection of their confidence in our operational excellence and ability to satisfy the complex logistical demands of their manufacturing processes with large volumes of technically advanced, reliable products. We offer our customers stable engineering support as well as manufacturing and testing over an entire product life cycle which can sometimes be as long as ten years.

Global sales and engineering support network. During the past three years, we have significantly expanded our global network of dedicated sales people and highly skilled field application engineers to be close to our customers in Asia Pacific, Europe and North America. Since the beginning of 2001, our global sales team of field sales engineers and field application engineers grew from 23 to 36 as of the end of 2003. Over the same period, we increased the number of our sales offices worldwide from nine to 16 located in the main centers of the semiconductor industry throughout Asia Pacific, Europe and North America. Our direct sales force and field application engineers constantly work with our customers to identify their ongoing needs and new applications, which provides us with critical market intelligence for our marketing engineers to respond to customer demands with innovative products, such as our ASSPs and Standard Linear solutions.

State-of-the-art manufacturing and specialty processes. During 2002, we completed construction of a new state-of-the-art eight-inch wafer fab close to our existing fab at our headquarters near Graz, Austria. With selected equipment investments that would require relatively low additional capital expenditures we can significantly increase our wafer fab capacity over the coming years. We believe that this additional capacity will enable us to exploit possible industry capacity constraints and to provide our customers with confidence in our ability to deliver. We have developed state-of-the-art specialty processes for analog and mixed-signal IC fabrication, particularly for high voltage and SiGe processes, which are a critical element of our ability to deliver innovative products. We believe that the significant investments and development time required to develop specialty processes like ours represent an important barrier to competitors entering the analog and analog-intensive mixed-signal IC market. As high capacity utilization is key to leveraging our cost structure, our full-service foundry provides us with the base load necessary to spread our manufacturing costs over high volumes.

Management strength and experience. Our senior management team consists of eight members with varied, international backgrounds. All members of our senior management team have long-standing expertise in the semiconductor and/or technology industry, and several members of our team were with us when we were founded. In 2002, we appointed a new CEO, shifted our sales and marketing efforts to focus on Asia Pacific and expanded our product development efforts to include ASSPs and Standard Linear products in addition to our customer-specific ASICs. Since 2002, our management team has led the implementation of a continuous improvement process that we believe provides discipline to our investment decisions, with a particular focus on strict cost controls, benchmarking and healthy growth. For additional information on our management team, see "Management."

Our Strategy

The key elements of our strategy to grow our sales and profitability are:

Leveraging our intellectual property to further build our product pipeline. We aim to continue leveraging the design expertise in our IP library, combined with our detailed market and customer system knowledge to pursue additional design-wins. For example, as a pioneer in highly integrated programmable power management ICs, we are now able to offer our customers ASSPs and increasingly Standard Linear products to rapidly and flexibly respond to customer demands. We believe that our increasing focus on Standard Linear products will enable us to achieve design-wins at the prototype and introduction phases of the lifecycles of our customers' products, thereby better positioning us for follow-on ASIC or ASSP wins.

Building on our product platforms to diversify into new market segments and increase R&D productivity. Central to our product development strategy are product families that consist of a single platform and multiple derivative ICs that span a range of market segments. Our derivative products re-use most of the initial platform design efforts which significantly reduces time to market and boosts R&D productivity. For example, we have been able to design a variety of derivative products for the GSM, CDMA, smartphone and broadband phone market segments in less than four months each from our power management product platform, which we developed over a period of approximately 18 months. Our platform strategy thus allows us to meet our customers' needs and respond to market opportunities by quickly customizing our products while minimizing expenses and design risks.

Growing standard linear sales and establishing additional distributor relationships. We intend to grow our sales of Standard Linear products in coming years. We primarily rely on our direct sales force for sales of our ASIC and ASSP products because they typically require a high level of customer engineering support. However, as we expand our portfolio of Standard Linear ICs, and for certain ASSPs, we intend to expand our reseller relationships with distributors to offer our products more widely in the global market.

Capitalizing on our presence in Asia Pacific. Over the past two years we have invested in significantly expanding our direct sales presence in critical markets within Asia Pacific, where we perceive strategic growth opportunities. More than 30 percent of our field sales engineers and field application engineers are now located in the Asia Pacific region. We aim to build on our existing customer relationships and to open new key accounts by leveraging our sales organization.

Driving product volume to exploit our manufacturing cost structure. While our gross margins depend on multiple factors including product mix and customer pricing, they directly respond to increases in our wafer manufacturing volume. We intend to increase the installed manufacturing capacity in Fab B over the mid-term from 5,200 wafer starts per month to approximately 8,600 wafer starts per month. We expect our average cost per manufactured wafer to decline significantly as we utilize increasing manufacturing capacity. We will continue to focus on further reducing test and assembly costs with a view to optimizing our product mix.

Focusing on specialty process innovation to achieve key analog performance advantages. We will continue to emphasize our process capability with a view to driving down costs, building smaller designs and supplying higher performance, specialized products. Our fifth generation high voltage capability and fourth generation BiCMOS/SiGe-BiCMOS process, for example, require fewer masks and processing steps. These specialty processes tend to have longer lifecycles and more stable pricing than standard CMOS processes. In our full-service foundry, we particularly emphasize our specialty processes with a view to expanding our gross margins and strengthening customer relationships.

Products and Markets

Our products include a range of ASICs, and are increasingly focusing on standard products in the form of ASSPs and Standard Linear ICs. We also supply foundry services to fabless companies and other IDMs. For the year ended December 31, 2003, 85 percent of our total sales was attributable to product sales, and 15 percent was attributable to foundry services.

In our product offering, we focus on the following end-markets: communications, industry, medical, and automotive. For the year ended December 31, 2003, 33 percent of our product sales were attributable to the communications market, 45 percent to the industry and medical market, and 22 percent to the automotive market.

Our decision to focus on the communications, industry, medical and automotive markets was primarily motivated by our belief that the demand for our analog-intensive mixed-signal solutions in these markets will continue to grow significantly as electronics systems and sensors penetrate an increasing number of applications. For example, the recent growth in the communications market has increased demand for analog and analog-intensive mixed-signal ICs used to drive increasingly complex power management, lighting and entertainment functions.

Customers and Applications

We sell our products primarily to OEM, ODM and EMS customers, who incorporate our products in their or their customers' communications and automotive products and medical and industrial applications, and to certain distributors. During 2002, as we refocused our sales and cost structure, we streamlined our customer base with a view to phasing out sales to customers that we considered uneconomical.

The table below provides an overview of the key applications and key customers in each of our end markets:

End Markets	Communications	Industry and Medical		Automotive
		Industry	*Medical*	
Key applications	Power Management, Mobile Entertainment, Lighting Management, Inductive Screen Controllers	Metering, Sensor Interfaces	Imaging, Diabetes Management, Home Health, Microphones	Immobilizers, Yaw Rate Sensors, Interfaces, Remote Key Entry
Key customers	Appeal (Motorola), Broadcom, Nokia, Panasonic, Sagem, Samsung, Wacom	Actaris, Elster, Honeywell, Schlumberger, Sensus, Sick, Siemens	Biotronik, Knowles Acoustic, Philips Sonicare, Polar, Roche, Siemens Medical, Toshiba, Ypsomed	Delphi, Hella, Kostal, Magna, Magneti Marelli, Marquardt, Siemens VDO, Systron Donner

Our ten largest customers accounted for 39.4 percent of our total revenues in 2003. In 2003 and in the three months ended March 31, 2004 our largest customer was Sagem with sales amounting to 18.9 percent and 27.6 percent of our total revenues, respectively. In 2002, our largest customer was Delphi, with sales amounting to 6.1 percent of revenues. In 2001, our largest customer was Philips, with sales amounting to 6.9 percent of revenues. In addition, the significance of our customers by sales volume has fluctuated significantly in the past, in particular within the communications market. Except as described above, no customer accounted for more than 10 percent of our total sales during the period from 2001 to 2003.

Communications Products

Our communications business focuses on the definition, design and manufacture of high performance analog and mixed-signal ICs for portable devices, in particular for power and lighting management and mobile entertainment. In addition, we manufacture and sell ASICs and ASSPs for certain other products such as RF transceivers and wireline communication.

Power management. We design, develop and manufacture ICs for mobile phones with low noise, ultra low power, high current and high voltage features. In addition, we offer audio products such as earpiece audio power amplifiers, including for hands free telephony, low noise microphone amplifiers and audio codecs.

Lighting management. Based on our power management capabilities, we have migrated into ICs for lighting management such as white LEDs for backlight displays and for camera flash. We offer a variety of products from highly integrated ASICs to smart power management ASSPs with extensive programmability features down to Standard Linear products such as regulators or converters.

Mobile entertainment. Our mobile entertainment products include ICs for stand-alone flash and hard disk based players (such as MP3 players), mobile phones and audio front ends. For example, we offer ASICs that recognize and interpret the pen positioning of highly sophisticated inductive touch pad screens for mobile phones and PDAs. These products often require a highly complex digital part, where we divide the analog and digital content into two different ICs which we deliver as a single chip solution to our customer, following a SiP strategy.

The key drivers we see in this market are:

- Longer operating times at given battery technology;
- A trend to smaller devices and convergence between mobile phones, PDAs and digital cameras;
- Intuitive and user friendly operability and interoperability of devices and between portable devices; and
- A variety of storage media to support increasing storage capacity demands.

Our product platforms developed for power management and mobile entertainment enable us to design products with different integration complexity within very short development time frames (typically four to nine months). Our experienced engineering team has a proven track record in optimizing chip size for a given feature set, which provides us with significant cost advantages.

Our communications products business is characterized by rapid technological innovation and a corresponding customer demand for fast product introductions. Accordingly, product lifecycles tend to be shorter than in most of our other products business units, typically ranging between two and four years.

Industry and Medical Products

Our target markets in industry and medical products include electronic metering, integrated sensors and sensor interfaces, and healthcare and home health products.

Electronic metering. We design, develop and manufacture ICs used in electronic utility meters, such as for electric energy, water and heat. We offer accurate and stable voltage references and high-resolution analog to digital converters. Our metering products cover the full range of residential to industrial applications.

Integrated sensors. We offer ICs with integrated optical and magnetic field sensors (Hall sensors). Applications for these ICs include motion, distance, presence and steering wheel control. We believe that our magnetic field rotary encoders provide significantly higher reliability than optical rotary sensors. Our competencies focus on improving the resolution and accuracy of our Hall sensor-based rotary encoder products.

Medical. We offer our customers highly reliable integrated solutions for a wide range of healthcare applications, including handheld glucose monitors, insulin pens, pacemakers, heart rate monitors and imaging products for x-ray, ultrasound and computer tomography ("CT") equipment. Our products include voltage and current front ends, charge amplifiers, low noise amplifiers, high accuracy voltage amplifiers and AD/DA converters. Our strategy in this product segment is to maintain the high margin instruments business while aggressively growing the home health business. We also offer ICs for home health applications such as electronic toothbrushes.

Product lifecycles in our industry and medical markets tend to range from seven to ten years. We expect our target markets to continue growing in coming years, in particular the electronic metering segment and the portable health care devices (such as handheld glucose monitors, dose inhalers, electronic toothbrushes, insulin pens) segment. The medical devices market is characterized by the need for our customers to seek regulatory approval for their end products from the U.S. Food and Drug Administration and similar national regulatory authorities. Because our products are core components of our customers' end products and cannot be easily replaced, we believe that this approval requirement forms a significant barrier to entry for potential competitors.

As a result, we have a high rate of success in retaining customers in our industry and medical business. We are able to serve customers in both markets who are looking for a secure, long-term source of supply due to long approval and certification cycles of their end products. We have been an early entrant in the growing markets of self-diagnostic and dosage metering as well as diabetes management.

Automotive Products

We develop and design high performance analog and mixed-signal ICs for automotive applications such as remote key controlled car access, driving security, safety systems, and motor controllers with low electromagnetic interference ("EMI"). Our analog and mixed-signal manufacturing technology roadmap is synchronized with the long product cycles of the automotive industry. We have developed a competitive advantage in the industry both through our leading edge high voltage technology capability in house, and through our reputation, developed over 20 years, as an outstanding automotive product supplier.

Access control. Mechanical locks and keys are progressively giving way to remote control solutions like keyless entry and keyless go systems. Although currently most remote control solutions simply provide access, more advanced models will increasingly be equipped with intelligent entry and starting systems, enabling the automobile to "know" whether the person trying to open or start it is authorized to do so. The car will then be able to allow its owner to start the motor with a simple push of a button. In addition, we offer related products such as vehicle immobilizers (anti-theft devices) that have been designed into more than 50 automotive platforms worldwide. Our products in this segment are based on our library of low-power intellectual property cells.

Sensor and sensor interface products. Our ASICs are used in vehicle stability control (ESP systems), airbag deployment systems, rain sensors, light control, pressure sensors and passenger occupancy detection systems.

Smart motor control. Our products include the low EMI motor controller family. Our high voltage process technologies enable us to develop and manufacture controls for brushed and brushless DC-motors.

Due to long product lead times and design-in cycles in the industry, product lifecycles in our automotive markets tend to range from seven to 12 years. We expect our target automotive markets to grow significantly in the coming years, as a result of increasing customer and regulatory demand for additional safety features (such as passenger occupancy detection systems for airbag deployment, more sophisticated access control systems, ESP systems). In addition, the market for automotive analog and mixed-signal ICs is characterized by the need for certification and product qualification, which we believe forms a significant barrier to entry for potential competitors. We closely cooperate with OEMs and our Tier 1 suppliers during the specification and development stages of new products. We recently had a number of design-wins that we expect to ramp up into volume sales in the period from 2004 to 2006.

Full-Service Foundry

Our full-service foundry offers a broad range of high performance specialty fabrication processes as well as industry-compatible standard CMOS technology to address high performance, high density, low power and low noise requirements for analog and analog-intensive mixed-signal semiconductors. Our use of TSMC's standard 0.35 μm base process technology in Fab B ensures compatibility with the industry-leading standard, which we believe provides us with a significant competitive advantage. For a description of our technology transfer and manufacturing agreement with TSMC, see "—Intellectual Property."

In addition, we believe that our specialty foundry processes in the areas of high voltage and silicon germanium technology provide our analog customers access to process technology with superior performance. While our current fab ramp is primarily driven by standard CMOS process, we aim to increase the percentage of specialty processes in our foundry over the coming years.

We believe we have built a reputation as a reliable foundry to fabless and IDM companies. Pure-play foundries primarily offer standard CMOS process technologies and do not offer specialized design platforms for analog and analog-intensive mixed-signal ICs. Our design and test engineering support teams assist our foundry customers with their advanced designs by leveraging our application knowledge and experience to guide the process selection and design implementation.

In addition, we supply design kits, which we refer to as HIT-Kits, that contain our library elements, device models, process-specific parameters, and software drivers for CAD and simulation requirements. We have entered into alliances with leading EDA suppliers such as Cadence Design Systems Inc. and Mentor Graphics Corp to support industry proven design flows. Our design tools provide our customers with excellent process and device characterization, which helps achieve first-time right analog silicon. We also offer customers the possibility to conduct product evaluations in our laboratories.

We operate our full-service foundry independently from the activities of our products business by maintaining a strict firewall between our foundry and products business to protect our and our customers' intellectual property. Some of our competitors in our products business are customers of our full-service foundry.

Our full-service foundry customers include companies such as Analog Devices, Chipcon, Ikanos, Synaptics, and Texas Instruments. Our full-service foundry was ranked among the top ten foundries worldwide in the "Silicon Foundry of the Year 2003" survey conducted by Silicon Strategies, an independent industry publication. In addition, we were ranked first choice foundry worldwide for BiCMOS and SiGe processes, and preferred foundry for CMOS process (behind TSMC who is ranked first choice), in the 2002 European Chipless and IC Design House Report, a survey among European design houses published by Future Horizons.

Sales and Marketing

We sell highly technical products that form integral parts of our customers' products. We believe customer proximity and detailed understanding of customer requirements and specifications are critical to our sales success. We therefore sell our products primarily through our direct sales force which comprises field sales engineers and field application engineers that we have deployed at the main centers of product development and electronic manufacturing throughout Asia Pacific, Europe and North America. We also use a network of distributors and representatives for standard products and smaller customers in our main markets.

Target Regions and Sales Channels

Our direct sales team actively supports sales and design-in activities to our OEM and ODM customers worldwide. We increasingly deliver our products to EMS providers, which manufacture products to the specifications of OEMs and ODMs. Over the past two years, we have particularly invested in growing our sales presence in the Asia Pacific region, where we perceive there to be strategic growth opportunities, and where our customers increasingly move their engineering and manufacturing facilities. In Asia Pacific, we emphasize sales of ASSPs because OEMs and ODMs in this region typically do not have extensive expertise in analog and ASIC design. This emphasis is illustrated by our recent success in achieving design-wins with major players across our focus markets.

Throughout our target regions, our sales people are supported by our local, highly skilled field application engineers. We generally deploy one field application engineer for every two field sales engineers. Our field application engineers provide our customers with critical technical support to assist design-ins, and provide us with valuable feedback on customer requirements for incorporation in future products. We strive to grow our ASSP and Standard Linear business by identifying new opportunities at existing and potential customers, which we communicate to our development teams in order to build a portfolio that we are able to take to a broader market.

Local Sales Presence

Our sales staff, field application engineers as well as our distributors and representatives generally have long experience in the semiconductor industry, in particular in the analog field. Our foreign sales force is mostly comprised of local personnel with knowledge of local business practices, language capabilities and cultural understanding. For our standard products, we are currently expanding our distribution relationships to address a broader market.

Our sales offices are located in Korea, Japan, China (Suzhou), Hong Kong, Taiwan, Singapore, Germany, France, UK, Finland, Sweden, Italy, and the United States (North Carolina, Arizona, Michigan and California).

Product Sales and Development Cycles

The sales and development cycles for our products can generally be characterized as follows:

ASICs. The sales process for ASICs is highly technical and lengthy. The entire cycle from design-win to production of an ASIC typically takes between eight and 26 months. During this cycle our customers typically dedicate between three and ten engineers to support the design, prototyping and evaluation phases of a new product.

ASSPs. Because ASSPs are not developed to a single customer specification they can be sold and designed into multiple customer designs for similar functions. The typical cycle time from design-win to high volume ramp-up is three to 18 months. Automotive customers generally have longer ramp-up cycles.

Standard Linear ICs. Our Standard Linear ICs are generally developed out of our existing IP library used for ASICs and ASSPs and involve relatively short design cycles of typically less than 16 weeks. Sales cycles are generally short as well since these products meet known specifications. Standard Linear can be sold directly to larger volume customers but are also ideally suited to be sold through distributors to smaller volumes customers.

Sales of Foundry Services

Our foundry services are primarily sold through dedicated direct sales personnel. The sales process for foundry customers can be relatively lengthy, as customers are typically entering into a long-term commitment for their product designs to a selected process. We focus on high volume analog-driven customers and increasingly emphasize specialty processes. Our foundry customers typically require good process characterization and device models. They will therefore perform detailed audits to ensure high yields and long-term process availability.

Research and Development

As the markets for our products are characterized by rapid technological change, we believe that continued investments in R&D are critical to our success. Our development engineers work hand in hand with our sales engineers to identify new market opportunities at an early stage. This market pull strategy allows us to allocate our technical resources to product development projects that directly address an area of market demand we have identified.

Our R&D efforts focus on the design, development, manufacturing and testing of innovative analog and mixed-signal ICs. Senior management controls our R&D portfolio through a rigorous review process that ensures strategic alignment, resource planning and an economic analysis supported by our sales organization. Only the most promising design projects will pass this review and, at present, we have more than 160 projects under development. These projects are continuously checked against market conditions and customer assumptions, and will only be completed if their business case remains strong.

Our R&D expenditure for 2003 amounted to €30.9 million, compared to €31.3 million in 2002 and €25.5 million in 2001. During the first quarter of 2004, our R&D expenditure was €6.4 million, compared to €5.8 million for the first quarter of 2003. As of March 31, 2004, we had 214 engineers involved in R&D.

The backbone of our R&D activities is our pool of over 200 analog and mixed-signal engineers who are proficient in using state-of-the-art design tools, including our proprietary design HIT Kits. We have product design centers in Rapperswil, Switzerland; Pisa, Italy and Bangalore, India which allow us to tap into the engineering talent at the nearby universities and to ramp our design capacities based on our R&D portfolio needs. We believe that our affiliation and cooperation with faculty and/or researchers at these universities as well as the Universities of Graz and Vienna, Austria, and Harvard University, Massachusetts, greatly enhance the depth of our R&D efforts.

Our overall R&D strategy and project management is based on benchmarking against best product development practice and consists of three main elements:

- ***Product Breakthroughs, Platforms and Derivatives.*** Our R&D portfolio is divided into projects with different strategic classifications. With breakthrough projects, we identify new markets for our products based on the input of our marketing organization. In existing markets, our platform strategy results in product families that consist of a single platform with multiple derivatives. These derivatives leverage platform development efforts and span a range of market segments. As analog design engineers are a scarce resource, this strategy significantly increases R&D productivity and enables us to bring products to market more quickly. Typical derivative development times range from four to nine months compared to up to 18 months for platforms.
- ***Cell and System Re-use.*** Our experience has shown that there are substantial opportunities for sharing design work and intellectual property within and between engineering teams. As a result, we have spent significant resources to develop proprietary IT tools that will increase re-use of analog design blocks and system know-how across our R&D projects. For some products, we are achieving re-use levels of between 70 percent and 90 percent. Balanced against our drive to create innovative new products that have little re-use, we believe that company-wide re-use levels of 50-60 percent are achievable in the future.

- *Portfolio Management.* Over the last two years we have streamlined our product and process portfolio so that it closely follows our corporate strategy. These efforts involved terminating projects that were inconsistent with our strategy and initiating all new projects through a rigorous business review process. Our new portfolio also maximizes synergies across product segments and between functional areas such as sensors, radio frequency, etc. Our review process ensures a close match between process requirements needed to support our product portfolio.

In addition, we have carried out corporate improvement programs that focus on the re-engineering of our R&D processes for faster time-to-market and highest quality (such as first-time right design). These programs analyze opportunities in our R&D processes and examine their relationship with other business processes (such as production and sales cycles).

To ensure that these initiatives yield results, our R&D activities are closely monitored and are managed through key performance indicators such as:

- number of projects;
- budget accuracy;
- development lead times; and
- schedule adherence.

Manufacturing

We place significant emphasis on achieving and maintaining a high standard of manufacturing quality. We plan to increase our production capacity for our high-performance specialty process technologies as demand warrants. Our manufacturing processes are well characterized and produce consistently high manufacturing yields. All of our process R&D is carried out in our manufacturing facilities next to our corporate headquarters at Schloss Premstätten near Graz, Austria.

Wafer Fabrication Capacity

We manufacture wafers at our four-inch (100 mm) fab ("Fab A") and our eight-inch (200 mm) fab ("Fab B"), both of which are located directly adjacent to our corporate headquarters. Fab A was built in 1983 and has a capacity of 9,200 four-inch wafer starts per month, depending on the process technology mix. Fab A focuses on matured process technologies (0.8 μm to 2.0 μm) including high voltage CMOS, BiCMOS and SiGe and has been upgraded with investments exceeding €40 million over the last decade. Fab B is currently equipped with state-of-the-art wafer fab machinery for 5,200 eight-inch wafer starts per month. Although Fab B could be equipped to produce up to 12,900 eight-inch wafer starts per month, we do not currently expect to add capacity beyond approximately 8,600 wafer starts per month in the near- to mid-term, but rather to outsource manufacturing of standard processes while focusing our in-house capacity on our specialty processes. As of December 31, 2003, the total investment in Fab B was approximately €205 million.

Our wafer fabrication technology is based on CMOS, BiCMOS, high voltage and SiGe processes. Fab B is equipped with TSMC's standard 0.35 μm CMOS base process technology that we are permitted to use under a technology transfer and manufacturing agreement with TSMC (see "—Intellectual Property"). Both of our fabs operate year-round 24 hours per day, seven days a week.

The table below provides an overview of our manufacturing facilities, products and technologies:

Fab	Wafer Diameter	Products/Functions	Installed Annual Equipment Capacity
Fab A	Four inch (100 mm)	CMOS and BiCMOS wafers, 0.8-2.0 μm; 2 metal levels, SiGe-BiCMOS, MEMS	Approximately 110,000 wafers (equivalent to approximately 27,500 eight-inch wafers)
Fab B	Eight inch (200 mm)	CMOS, HV-CMOS and BiCMOS/ SiGe-BiCMOS wafers, 0.35-0.8 μm; 2-4 metal levels	Approximately 62,000 wafers*

* By adding equipment, the production capacity of Fab B can be increased to between 103,200 and 154,800 wafers per year, depending on the process technology mix.

We have access to capacity beyond 8,600 wafer starts per month outside of this facility through strategic relationships, to allow us to provide fab sources for high volume production at other facilities. We have established foundry relationships with X-Fab and TSMC, from whom we source products as required, to secure overflow capacities as well as processes that we do not support in-house (such as 0.6 μm). Under a supply and purchase agreement with X-Fab, we have agreed to purchase a minimum of 12,000 six-inch wafers (approximately 6,800 eight-inch-wafer equivalents) per year between 2003 and 2007. Under this agreement, we receive what we consider to be advantageous pricing as well as guaranteed capacity, but also face the risk of a decrease in market prices or of penalties if we do not meet our purchase requirements. This provides us with a secure source for several important industry customers with long product life cycles. In addition, we typically purchase around 8,000 eight-inch wafers per year from TSMC.

Mask Making

We offer our customers in-house mask production down to 0.35 μm processes for wafer fabrication. We also use independent third parties for second source mask supplies.

Assembly and Testing

We outsource all of our assembly services, except for ceramic packages, to leading mixed-signal IC assembly service providers, including Amkor Technology, Advanced Semiconductor Engineering ("ASE"), and Advanced Interconnect Technologies ("AIT").

Following return of assembled products from the assemblers, we rigorously test our products before delivery to our customers. This testing approach allows us to ensure the overall quality control of our manufactured products. The test programs developed by our test engineers are based upon customer specifications and are developed in parallel with the design.

Once a testing program has been developed and the ICs have been delivered from the assemblers, individual batches of ICs are tested in our machines under cleanroom conditions. Thirty-one of our 35 testing machines are made by LTX Corp., a leading supplier of high-end testing equipment. Since 1990 we have continued to build on our IP and track record as a leader in analog-intensive testing, having invested more than €45 million in our test center. As of March 31, 2004, we employed approximately 120 highly skilled test personnel.

Quality and Product Assurance

We place great importance on product quality in our manufacturing process, from the initial design of an IC to the final testing and quality control of the end product.

All our production facilities have achieved QS 9000 automotive quality standards certification. We also conduct routine quality audits at all our subcontractors and at X-Fab and TSMC with respect to semiconductors manufactured for us. The quality audits involve our engineers and management meeting with representatives of our suppliers, reviewing and assessing their quality controls and procedures and implementing changes and enhancements designed to ensure that each entity has adopted quality control standards substantially equivalent to ours.

Our products and services have received the following quality certifications and/or qualifications:

- ISO 9001
- VDA 6.1
- QS 9000
- CECC 90,000 certificate
- STACK Technical Approval for advanced quality management
- Q1 Award by the Ford Motor Company

Intellectual Property

We rely on a combination of patents, copyrights, trademarks, trade secrets and documented know-how to protect our intellectual property. As of December 31, 2003, we held 121 registered intellectual property rights including 67 patents, and we have filed 45 applications for additional patents. We will continue to seek patent and other intellectual property protection for our proprietary technology where appropriate. We also have other proprietary technologies in relation to which we deliberately have not sought, and in the future may decide not to seek, patent protection for competitive reasons.

Our technical board is responsible for managing our patent and know-how application process, with the objective of further increasing our IP portfolio. We closely benchmark our patent position against our peers.

Our patents are primarily based on circuit designs and process technologies in the fields of Hall Devices, MEMS processes, power metering, radio-frequency transceivers, high performance analog devices, BiCMOS processes, and high voltage technology. Our most important copyrights include those with respect to our design HIT-Kits that assist us in designing our ICs.

In addition to our own proprietary technology, we rely on certain license and technology transfer relationships, in particular with TSMC, IBM and Agere. Under a technology transfer and manufacturing agreement, TSMC has granted us the right to use its standard 0.35 μm base process technology on a non-exclusive basis. The agreement limits the amount of wafers per calendar quarter that we can manufacture using TSMC's process technology; however, we believe that the agreement provides us with sufficient capacity to satisfy our manufacturing needs both for our own product needs and for our foundry customers for the foreseeable future. The agreement with TSMC further provides for technical cooperation on improvements and process derivatives of the transferred technology.

Our license agreement with IBM provides us with a non-exclusive worldwide license of IBM's entire portfolio of semiconductor patents, which comprises more than 20,000 patents. Our license agreement with Agere provides us with a non-exclusive worldwide license of Agere's semiconductor manufacturing inventions and selected other patents for the terms of the respective patents.

The semiconductor industry is characterized by cross-licensing and frequent litigation regarding patent and other intellectual property rights. While we are not currently a defendant in any intellectual property litigation, we cannot rule out that competitors or other companies will claim in the future that our products infringe their intellectual property rights, or that customers or end users of our products will make claims for indemnification resulting from infringement claims. Any litigation to determine the validity of such claims, whether or not determined in our favor or settled by us, could be costly and would divert the efforts and attention of our management and technical personnel from productive tasks.

Competition

We operate in highly competitive markets. Although none of our competitors competes with us throughout all of our businesses and product applications, we face significant competition for each of our product lines from major international competitors. Some of our competitors have substantially greater means and resources and/or longer and closer relationships with their customers, which may provide them with competitive advantages.

ASICs and ASSPs. Our key competitors in the areas of mixed-signal ASICs and ASSPs include Analog Devices, AMIS, Atmel, Maxim, Microchip, National Semiconductor, Philips, Sigmatel, STMicroelectronics, and Texas Instruments.

Standard Linear ICs. Our principal competitors in Standard Linear ICs are Analog Devices, Linear Technology and Maxim.

Foundry. Our key foundry competitors include AMIS, TSMC and X-Fab. Our primary competitors for our specialty silicon germanium foundry services are IBM and Jazz Semiconductor.

We compete with other analog and mixed-signal IC producers based on design experience, manufacturing capability, depth and quality of intellectual property library, ability to service customer needs from the design to the shipping phase, length of product cycle, and technical support.

Facilities and Real Estate

Our corporate headquarters and manufacturing facilities are located at Schloss Premstätten in the village of Unterpremstätten near Graz, Austria. All of our facilities at or adjacent to our headquarters are owned by us, but are partially subject to mortgages in favor of the lenders under our syndicated capital investment loan. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

Location	Use	Area in m^2 (approximately)
Graz-Unterpremstätten	austriamicrosystems AG, headquarters	22,118 m^2 total building area (owned)
	Testing area	1,400 m^2 plus 710 m^2 for short-term expansion (owned)
Graz-Unterpremstätten	Eight-inch wafer production facility	9,600 m^2 total area (owned) 3,600 m^2 cleanroom
Graz-Unterpremstätten	Four-inch wafer production facility	3,000 m^2 total area (owned) 1,750 m^2 cleanroom

We also maintain various sales offices around the world, which we generally lease. See "—Sales and Marketing."

We believe that our facilities are adequate for our business both currently and for the foreseeable future.

Environmental Matters

Our manufacturing processes involve the use of a large number of hazardous and other regulated substances, chemicals and materials. As a result, we generate solid, gaseous, liquid and other industrial wastes in the various stages of semiconductor manufacturing.

We take our environmental responsibility very seriously and believe that we have adopted adequate and effective systems to control pollution and to comply with applicable environmental laws and regulations.

We are certified according to the European Environmental Management System ("EMAS," EC 1836/93) and under ISO 14001. In addition, we have installed a comprehensive system of pollution control in our fabs to reduce, treat and, to the extent possible, recycle the wastes generated in our manufacturing process. For example, we pre-treat the wastewater from our production in-house and separate and, where possible, recycle other wastes. We treat and store hazardous materials with the utmost care and control compliance with applicable environmental laws and regulations. Our manufacturing facilities are subject to strict regulation and regular monitoring by the Austrian environmental protection authorities.

Employees

We reported a total of 806 employees as of December 31, 2003, which represents an increase of eight employees from December 31, 2002, when we reported 798 employees. We reported an average of 808, 861 and 933 employees in 2003, 2002 and 2001, respectively.

The overall decrease in the number of our employees was primarily due to the restructuring of the Company in 2002. In addition, we outsourced certain non-critical functions in IT and facilities maintenance. In general we have not reduced manufacturing or R&D capabilities except to reduce duplication. In addition, management was reduced and consolidated in 2002 to improve communications and simplify reporting structures.

We consider our relations with our employees to be good.

Pensions

Our employees in Austria, which constituted approximately 93.1 percent of our total workforce as of December 31, 2003, are subject to the Austrian state pension system, pursuant to which we and the individual employees contribute certain amounts on a monthly basis. Except for these monthly payments, which are based on our employees' salaries, we have no obligations, contingent or otherwise, with respect to pension payments.

In addition, under Austrian law, employees who joined us prior to January 1, 2003 are entitled to certain severance benefits (*Abfertigungsanspruch*) equal to a multiple of their monthly compensation of up to twelve times. For all employees who joined us after December 31, 2002, we contribute 1.53 percent of their monthly remuneration to a defined benefit plan.

Insurance

We have insured our manufacturing facilities in accordance with general industry practice, including against property casualty risks such as fire and natural disaster, and manufacturing interruptions.

Litigation

We are involved in legal proceedings in Austria and abroad (including in the United States), which arise in the ordinary course of our business. While it is generally not possible to predict the outcome of any pending or threatened proceedings, we do not believe that any of the legal proceedings we are involved in, including the litigation outlined below, could materially harm our business, financial condition or results from operations.

In 2002, the former chairman of our management board was removed and his employment contract was terminated. As a consequence the former chairman instituted a claim against us for payment of a strategic as well as of an operational bonus, severance payments (*Abfertigung*), compensation for termination of his employment contract (*Kündigungsentschädigung*), as well as for payments under a pension contract. The claim is based on the allegation that the employment contract was terminated without good cause. We continue to vigorously defend the claim.

Interruptions of Business Activities

We have not experienced any material interruptions of our business activities as result of natural disasters, fire, leakages or similar events during the last three fiscal years.

Investments

For information on our recent and currently planned capital expenditures, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Liquidity" and "—Capital Expenditures."

GENERAL INFORMATION REGARDING THE ISSUER

In this section, "we," "us" and "our" refers to austriamicrosystems AG on a stand-alone basis.

Corporate History, Incorporation, Principle Place of Business, Business Purpose, Duration and Financial Year

Founded by American Microsystems Inc. and VOEST Alpine AG, we were incorporated on November 13, 1981 as a limited liability company under Austrian law under the name Austria Mikrosysteme International Gesellschaft m.b.H. In 1992, we were transformed into a stock corporation under Austrian law (*Aktiengesellschaft*). In 1993, we were the first European semiconductor manufacturer to achieve a stock exchange listing (on the Vienna Stock Exchange). In 2000, we were acquired and taken private by Permira Europe I and Permira Europe II (the "Permira Funds"), and, consequently, our stock was delisted from the Vienna Stock Exchange. As a privately held company we refocused our commercial emphasis from nearly exclusively providing customer-specific solutions to also offering standard products in order to address broader markets. This entailed significant investment in R&D for new products, opening new sales offices and design centers around the world, and completing a significant capital investment program to build our eight-inch (200 mm) wafer manufacturing facility.

The Permira Funds held their participation in us via three direct or indirect subsidiaries, i.e. (i) their subsidiary AMS Holding, (ii) AMS Holding's subsidiary Aspern Industrie Beteiligung und Beratung AG ("Aspern I"; formerly named Aspern Industrie Beteiligung und Holding AG), and (iii) Aspern I's subsidiary Aspern Industrie Beteiligungs AG ("Aspern II"). Effective as of December 31, 2001, Aspern II as transferring company was merged upstream into Aspern I as absorbing company. Effective as of September 30, 2003, Aspern I as transferring company was merged downstream into us as the absorbing company. In the context of this downstream merger, the shares of Aspern I in us were transferred to Aspern I's shareholders AMS Holding and VCP (for information on the current shareholder structure, see "Share Capital and Shares—Shareholder Structure" and "Related Party Transactions").

Since August 2001, our corporate name has been austriamicrosystems AG.

Our corporate headquarters and principal place of business are at Unterpremstätten near Graz, Austria, and our business address is Schloss Premstätten, Tobelbaderstrasse 30, A-8141 Unterpremstätten, Austria. In addition, we have product design centers in Switzerland, Italy, and India (Bangalore). Our world-wide sales offices are located in the key centers of product development and electronic manufacturing throughout Asia Pacific, Europe and North America, namely in Korea, Japan, China (Suzhou), Hong Kong, Taiwan, Singapore, Germany, France, UK, Finland, Sweden, Italy, and the United States (North Carolina, Arizona, Michigan, and California).

As an Austrian stock corporation, we are subject to Austrian law and registered with the commercial register at the Country Court for Civil Matters of Graz (*Firmenbuch des Landesgerichts für Zivilrechtssachen Graz*) under registration number FN 34109 k. Our statutory business purpose pursuant to Section 2 of our articles of association is to design, manufacture and sell electronic products, in particular integrated circuits (microsystems) and other microelectronic products, to render services related thereto, to trade in such products and to arrange such trades, as well as to purchase the relevant machines and tools for production. Our articles of association do not limit our duration.

Our financial year is the calendar year.

Auditors

Our auditors for the financial years 2002 and 2003 were, and for 2004 are, Auditor Treuhand GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, Teinfaltstraße 8, A-1010 Vienna, a member of Deloitte & Touche.

For the financial year 2001, our auditors were Arthur Andersen Wirtschaftsprüfungs GmbH, who were combined with and included in the operations of Auditor Treuhand GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft during 2002.

Unqualified audit opinions have been issued for our statutory annual financial statements, prepared in accordance with Austrian generally accepted accounting principles, and our annual consolidated financial statements, prepared in accordance with IFRS, for the years 2001, 2002 and 2003, included elsewhere in this Offering Memorandum.

SHARE CAPITAL AND SHARES

In this section, "we," "us" and "our" refers to austriamicrosystems AG on a stand-alone basis.

The following summary of our share capital and the rights attaching to the Shares does not purport to be complete and is qualified in its entirety by reference to our articles of association (Satzung) and Austrian law.

Share Capital

Immediately prior to the implementation of the capital increase described in this Offering Memorandum, our share capital amounted to €21,801,850.25 divided into 9,000,000 Shares, each Share representing a calculated nominal value in our share capital of €2.4224 (rounded). All Shares are ordinary bearer shares without par value. The share capital is fully paid up and non-assessable.

After the capital increase described in this Offering Memorandum, our share capital will amount to €26,646,705.86, divided into 11,000,000 Shares, each Share representing a calculated nominal value in our share capital of €2.4224 (rounded).

Voting Rights

Each Share carries one vote at our general meeting of shareholders. Voting rights can only be exercised following the deposit of the Shares. For details, see "—General Meeting of Shareholders and Voting Rights."

Certification and Transferability

After the capital increase described in this Offering Memorandum our Shares will be represented by two global share certificates. The right of our shareholders to receive individual share certificates for their Shares is excluded pursuant to our articles of association.

Legal title to the Shares (and to the corresponding coupons) passes by agreement and legal delivery (*Titel und rechtliche Übergabe*) or, in case the Shares are deposited with a clearing system, in accordance with the relevant rules governing the respective clearing system.

Neither our articles of association nor Austrian law provide for any transfer restrictions with regard to the Shares (see "Transfer Restrictions").

AMS Holding and VCP have granted a banking syndicate led by Bank Austria, a co-manager in this Offering, an offer to pledge the Shares held by AMS Holding and VCP, respectively, to secure our obligations under our syndicated capital investment loan. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Resources." This offer can be accepted by the banking syndicate under certain conditions, which currently are not met. The banking syndicate has waived its right to accept such offer to facilitate this Offering and, in addition, has waived and irrevocably released its right to accept such offer subject to the condition precedent that we repay an amount of €40 million as a partial pre-payment under the senior facility. We intend to use a portion of the proceeds from this Offering to effect such pre-payment and release, see "Use of Proceeds." Regardless of such waiver and release, the offer to pledge does not attach to the Shares held by AMS Holding or VCP and does not limit their transferability. Consequently, none of the Shares sold by AMS Holding or VCP in this Offering will be subject to such offer.

Authorized Capital

By resolution of the general meeting of shareholders dated April 15, 2004, our management board has until April 30, 2009 been authorized to increase our share capital, with the supervisory board's consent, by issuing, once or several times, up to a total of 4,500,000 shares without par value in an amount of up to €10,900,925.13 for contributions in cash ("Authorized Capital 2004"). After implementation of the capital increase described in this Offering Memorandum, our Authorized Capital 2004 will amount to 2,500,000 shares. In the context of any capital increase utilizing this Authorized Capital 2004, except the capital increase described in this Offering Memorandum, shareholders must be granted subscription rights in any such new shares since the general meeting of shareholders did not resolve to exclude such subscription rights. The management board has to determine the conditions of issuing such shares in consultation with the supervisory board.

The relevant amendment to Section 3, para. 3 of our articles of association was registered with the commercial register on May 1, 2004.

Conditional Capital

Our general meeting of shareholders on May 4, 2000 resolved to create a conditional share capital in an amount of up to €5,450,462.56. The purpose of the conditional share capital is to satisfy indefeasible conversion or subscription rights of holders of convertible bonds or bonds with warrants attached. Shareholders must be granted subscription rights in respect of the issue of convertible bonds or bonds with warrants attached since the general meeting of shareholders did not resolve to exclude such subscription rights.

The relevant amendment to our articles of association was registered with the commercial register on July 1, 2000.

This conditional capital increase may only be implemented to the extent that the above conversion or subscription rights are exercised.

Development of the Share Capital

Since 1999, our share capital has evolved as follows:

In 1999, the denomination of our share capital was converted from Austrian Schillings into euro at the official fixed conversion rate of 13.7603 Austrian Schillings per euro. Prior to such conversion, our share capital amounted to 300,000,000 Austrian Schillings divided into 3,000,000 shares, each share representing a calculated nominal amount of 100 Austrian Schillings, and after such conversion, our share capital amounted to €21,801,850.25 divided into 3,000,000 shares, each share representing a calculated nominal amount of €7.2673 (rounded).

On April 15, 2004, our general meeting has resolved a stock split of 1:3, resulting in a share capital of €21,801,850.25 divided into 9,000,000 Shares, each Share representing a calculated nominal value in our share capital of €2.4224 (rounded).

Immediately prior to the implementation of the capital increase described in this Offering Memorandum, our management board has not utilized its authorization to increase the share capital within the scope of the Authorized Capital 2004. Likewise, the above-mentioned conditional capital increase has not turned into an actual capital increase as we have not issued convertible bonds or bonds with warrants attached comprising conversion or subscription rights thus far.

Own Shares

We currently hold none of our own Shares. The shareholders' meeting held on April 15, 2004 authorized the management board for a period of 18 months to purchase up to 229,500 of our Shares at a price of €6 per Share for purposes of fulfilling option rights granted under our Stock Option Plan 2002. On April 30, 2004, we entered into an agreement with AMS Holding pursuant to which we will acquire from AMS Holding 229,500 of our own Shares for purposes of fulfilling option rights granted under our Stock Option Plan 2002; the purchase is conditioned upon the completion of the Offering and the declaration of our management board that the legal requirements for the purchase of our own shares in the context of this purchase are met. See "Management—Employee Participation and Stock Option Plan."

Shareholder Structure

Prior to the completion of the Offering, our direct shareholders are AMS Holding (92.25 percent, 2.55 percent of which are held at our disposal to fulfill our obligations under our stock option plan and which AMS Holding has agreed to sell to us, subject to the conditions set forth above and below, see "—Own Shares" and "Management—Employee Participation and Stock Option Plan"); VCP (2.30 percent); nine minority shareholders consisting of seven members of our executive committee and two of our consultants (5.45 percent). AMS Holding is owned by the Permira Funds as follows: Permira Europe I holds 25.559 percent of its share capital, and Permira Europe II holds 74.441 percent of its share capital.

Group Structure and Transactions with Affiliates

We currently have eight wholly-owned subsidiaries, two of which have been put into liquidation (Spain and Hungary) and one of which has been rendered dormant (Hong Kong). The operating subsidiaries perform market research, provide technical consultancy, support the world-wide sales of products and extend our design reach.

Among us and our affiliated companies (i.e. subsidiaries and parent entities) as well as among our affiliated companies, there are no outstanding obligations in existence exceeding an amount of €500,000.00 each. Moreover, we believe that all business and legal relationships with and among affiliated companies have been entered into at arms' length terms.

Notices

Pursuant to our articles of association, notices to our shareholders must be published in the German language in the official journal section (*Amtsblatt*) of the newspaper "Wiener Zeitung."

General Meeting of Shareholders and Voting Rights

Each holder of our shares has the right to attend any of our shareholders' meetings, to ask questions and propose resolutions in connection with any matter on the agenda set out in the notice convening the meeting and to vote upon any resolution proposed, provided that the holder has duly deposited its shares with us or certain other entities (as described below). Each holder is entitled to one vote per share.

General Meeting of Shareholders

The general meeting of shareholders takes place at our statutory seat in Unterpremstätten, Austria, or in any other Austrian provincial capital. It is generally convened by our management board; however, our supervisory board or a minority of shareholders representing 5 percent of our share capital are also entitled to convene a general meeting. Each share entitles its holder to one vote at the general meeting.

Our annual general meeting must take place within the first eight months of a financial year and is convened by the management board after having received the report of the supervisory board on the annual accounts, the management report and the use of the balance sheet profit. Shareholders are entitled to attend the general meeting and to exercise their voting rights if they deposit their shares until the end of the annual general meeting with us, an Austrian notary public, the headquarter of an Austrian bank, or another Austrian or foreign bank indicated in the invitation (each a "Depositary Institution"). At least three business days must fall between the day of the deposit and the day of the general meeting. The deposit is also considered to be in proper form if the relevant shares are kept, with the approval of a Depositary Institution, in a blocked security deposit account at other banks until the end of the general meeting.

Notice of the general meeting must be published in the newspaper "Wiener Zeitung" at least 21 days prior to the general meeting.

Voting Rights

Shareholders' resolutions are passed at a shareholders' meeting by a simple majority of the votes cast at the meeting unless a greater majority is required by law. Neither the Austrian Stock Corporation Act (*Aktiengesetz*) nor our articles of association require a minimum participation of shareholders at the general meeting in order to adopt valid resolutions. According to the Austrian Stock Corporation Act, a majority of 75 percent of the votes cast at a shareholders' meeting is required for various matters, including:

- capital reductions;
- the creation of authorized or conditional capital;
- our dissolution;
- our merger into or with another company;
- split-off or split-up as well as the transfer of our entire assets; and
- a change in our legal form.

As to certain other matters that normally require a three-quarter majority, we have made use of the possibility under the Austrian Stock Corporation Act to provide for a simple majority in our articles of association, including, *inter alia,* with regard to capital increases (other than authorized and conditional capital), amendments of our articles of association (except for our corporate purpose), issuance of convertible securities and profit participation rights and removal of supervisory board members in certain circumstances. At the annual general meeting, resolutions are passed concerning the allocation and distribution of profits, the release of the members of the management and supervisory boards from their responsibility for the past business year, the appointment of auditors, the election of members of the supervisory board and, if requested by the management and supervisory board, the approval of the financial statements (see "—Dividends and Dividend Policy—Declaration of Dividends").

Neither Austrian law nor our articles of association provide for any limitation on the number of Shares that can be voted at our general meeting of shareholders or restrict the right of non-resident or foreign shareholders to hold the Shares or to exercise the voting rights associated with them.

Dividends and Dividend Policy

Declaration of Dividends

Within the first five months of each financial year, our management board is required to prepare the financial statements and a report in respect of the previous financial year for presentation to our supervisory board, together with a recommendation in respect of dividends. The distribution of profits is subject to certain legal restrictions (see "—Statutory Reserves"). Our supervisory board must examine the annual financial statements and the recommendation in respect of dividends and report on them to the shareholders at the annual general meeting. If the supervisory board approves the annual financial statements, they become final and binding, unless the management board and the supervisory board decide that they should be approved by the annual general meeting.

The shareholders at the annual general meeting resolve on the distribution of the profits drawn in the last business year. The shareholders may – in deviation from the recommendation of the management board – refuse to distribute the profit in whole or in part. Any adjustments in the annual financial statements necessitated by such a resolution must be adopted by the management board.

Dividend Policy

No dividends have been declared by our general meeting of shareholders for the financial years 2001, 2002 and 2003. We currently do not intend to pay any dividends in the foreseeable future. Any future determination relating to our dividend policy will be made by our management and supervisory board and will depend on a number of factors, including our future earnings, capital requirements, financial condition, prospects, tax liabilities and other factors that our management and supervisory board may deem relevant.

Payment of Dividends

Shareholders generally are entitled to receive dividends in proportion to the calculated nominal value of their Shares in our registered share capital.

We will maintain a paying agent in Switzerland for as long as our Shares are listed on the SWX Swiss Exchange. Our paying agent in Switzerland is currently UBS AG, Zurich, Switzerland. Notice of the dividends to be paid and of the appointment of the paying agent for this purpose must be published in the newspaper "Wiener Zeitung." Unless otherwise resolved by the shareholders, according to our articles of association, dividends become due and payable 10 days after the shareholders' meeting was held at which they were approved. Dividends not claimed by shareholders within three years after they are payable are forfeited and retained in favor of our statutory reserve.

Statutory Reserves

Pursuant to Austrian law, we have set up a statutory reserve in the amount of 10 percent of our registered share capital. Until the statutory reserve and other restricted capital reserves reach such amount, we are required to allocate 5 percent of our annual net profits (net of amounts allocated to make up losses carried forward from prior years) to such reserves. Such reserves may, in certain circumstances, be released to cover any current or accumulated losses. Legal and other reserves may be converted into share capital and distributed as additional shares to existing shareholders if the legal reserves do not thereby fall below 10 percent of the increased share capital.

Increase of Share Capital

Share capital may be increased against contributions in cash or in kind by a resolution passed at a shareholders' meeting. Pursuant to our articles of association, such resolution requires a majority of the votes cast at the meeting. Such increase will only be effective and the underlying shares will only be issued upon payment of the consideration as determined by the resolution and the subsequent entry of the resolution in the commercial register.

Conditional capital

With a majority of 75 percent of the votes cast, the shareholders' meeting can also resolve on a capital increase that will only be effective upon the exercise of a conversion or subscription right (the "conditional capital"). Such resolution may only be passed for the purpose of (i) granting conversion or subscription rights to holders of convertible bonds, (ii) preparing a consolidation of enterprises, (iii) granting stock options to employees, key employees, and members of our and our affiliates' management and supervisory boards. The nominal amount of the conditional capital may not exceed 50 percent of our share capital prior to the resolution, or 10 percent in case of conditional capital for stock options. Any time after registration of the resolution in the commercial register, the underlying shares can be issued without another shareholders' resolution upon the exercise of the conversion or subscription right and payment of the consideration.

The shareholders' meeting also may, for a period not exceeding five years, authorize the management board, subject to the consent of the supervisory board, to resolve on a conditional capital increase, but only for the purpose of granting stock options.

Authorized capital

Pursuant to the Austrian Stock Corporation Act, with a majority of 75 percent of the votes cast, the shareholders' meeting may authorize, for a period not exceeding five years, the management board, subject to the consent of the supervisory board, to resolve on a capital increase in an aggregate amount not exceeding 50 percent of the issued share capital. This authorization can be renewed and extended by a subsequent shareholders' resolution. The shares may be issued against cash or contribution in kind.

Subscription rights

Shareholders have statutory subscription rights upon any increase of the registered share capital. Such rights may be excluded with a majority of 75 percent of the votes cast at a shareholders' meeting or, in case of authorized capital, pursuant to an authorization of the shareholders' meeting, by the management board subject to the approval of the supervisory board.

Save as qualified below, any exclusion of subscription rights requires justification. The management board has to prepare a report explaining the reasons for an intended exclusion of the subscription rights. The subscription rights may generally be excluded and replaced with intermediary subscription rights ("Intermediary Subscription Rights") if new shares are issued to an underwriter who offers those shares to the existing shareholders. Subscription rights may be transferred by agreement and, if applicable, delivery of a coupon evidencing such rights. In certain cases where the shares to which such subscription rights relate are deposited with a clearing system, the rights may be transferred in accordance with the rules of such clearing system.

The exercise of subscription rights may be limited to a period of not less than two weeks.

Subscription rights lapse if not exercised within the prescribed period. Our management board is required to publish notice of the exercise price and of the commencement and duration of the exercise period in the newspaper "Wiener Zeitung." Subscription rights must be exercised by submitting a duly executed subscription certificate. In the case of Intermediary Subscription Rights, subscription rights are exercised by notice thereof to the underwriter.

Possible Unavailability of Subscription Rights for U.S. Holders

Holders of Shares in the United States will not be able to exercise any subscription rights in respect of their Shares unless a registration statement under the U.S. Securities Act is effective with respect to the shares to be issued on exercise of such rights or an exemption from the registration requirements thereunder is available.

Decrease of Share Capital

Any decrease in share capital requires the approval of the shareholders' meeting by a majority of at least 75 percent of the votes cast at the meeting.

In such resolution, the reason for the decrease has to be stated as well as whether there will be repayments to the shareholders. Our creditors are protected by specific notification and publication requirements, and are—under certain conditions—entitled to demand security for their claims. Furthermore, the possibility of payments to shareholders as a consequence of a capital decrease is limited.

However, a simplified decrease of the share capital is permitted if it only serves the purpose to cover losses or allocate certain amounts to a statutory reserve. In such case, we do not have to comply with the above notification and publication requirements in favor of the creditors. However, no payments to the shareholders may be made.

Options and other Conversion Rights

There are currently no options granted by us to third parties to acquire shares or other rights of conversion in respect of the shares other than the options granted under the Stock Option Plan 2002 (see "Management—Employee Participation and Stock Option Plan").

Repurchase of Shares

Under the Austrian Stock Corporation Act, we may repurchase shares only under limited circumstances, including (but not limited to):

- in an amount of up to 10 percent of the registered share capital (including all shares already held) in order to prevent substantial, imminent damage to us;
- in an amount of up to 10 percent of our registered share capital (including all shares already held) in order to allocate shares to employees, to key employees or members of our or our affiliates' management board or supervisory board pursuant to an authorization of the management board granted by a shareholders' resolution for a duration of up to 18 months, which has to specify the price range, the number of shares to be repurchased and the duration of the authorization. The exercise of this authorization is affected by the adoption of a repurchase program, which has to be published by us.
- in order to compensate minority shareholders as provided by law; and
- in an amount of up to 10 percent of our registered share capital (including all shares already held), provided that the Shares are listed on a regulated market, for any purpose (except trading in shares) pursuant to an authorization of the management board granted by a shareholders' resolution for a duration of up to 18 months, which has to specify the price range, the number of shares to be repurchased and the duration of the authorization. The exercise of this authorization is affected by the adoption of a repurchase program, which has to be published by us.

The acquisition and sale of shares by us must occur in accordance with the principle of equal treatment of the shareholders, whereby an acquisition or sale by means of a stock exchange transaction or a public offering meets this requirement. A shareholders' resolution is required to determine another procedure for selling own shares or to authorize the management board to determine such other procedure. Such resolution is not necessary in case of an allocation of own shares to employees, key employees and members of our or our affiliates' management or supervisory board.

We cannot exercise shareholders' rights in respect of repurchased shares and are not entitled to dividends on repurchased shares. Furthermore, the management board has to inform the shareholders' meeting about the current amount of shares held and/or sold by us, including the price paid/received and the reasons for such transactions.

Liquidation

In the event of a liquidation, our assets remaining after the payment of all outstanding debts are distributed among the shareholders in proportion to the participation in our registered share capital held by each shareholder, unless there are different classes of Shares with different rights to participate in the liquidation proceeds. If the capital contributions have not been made in the same proportion for all Shares, the capital contributions will be repaid first to the respective shareholders; subsequently the remainder of the proceeds, if any, will be distributed as described above. If our assets are not sufficient to repay the amounts paid in, shareholders will bear the loss in proportion to the participation of their Shares in our registered share capital. Outstanding payments or contributions must be called, if necessary. There are currently no Shares issued that grant a preference regarding the allocation of liquidation proceeds.

Notification and Disclosure of Major Shareholdings

We believe that the provisions of the Swiss Stock Exchange Act requiring that persons who, directly, indirectly or in concert with third parties, acquire or dispose of Shares and thereby reach, exceed or fall below the thresholds of 5%, 10%, 20%, 33¹/₃%, 50% or 66²/₃% of the voting rights in the Company notify the Company and the SWX Swiss Exchange of such acquisition or disposal, do not apply to us since we are not incorporated in Switzerland. However, it cannot be excluded that the Swiss securities supervisory authorities or Swiss courts could rule that such notification and disclosure rules should apply.

Pursuant to the Austrian Stock Exchange Act, a person who acquires or sells shares in a stock corporation which has its corporate seat in Austria and is listed at an Austrian stock exchange or traded on the semi-official market, whether directly or indirectly, has to inform the Austrian Financial Market Authority, the stock exchange and the company within seven days about its allotment of voting rights, which such person has following the acquisition or sale, when as a result of the acquisition or sale the allotment of the voting rights amounts to, or increase or decrease by, 5%, 10%, 20%, 25%, 30%, 35%, 40%, 45%, 50%, 75% or 90%. We believe that such notification requirement does not apply to us since we are not listed on an Austrian stock exchange. However, it cannot be excluded that the Austrian securities supervisory authorities or Austrian courts could rule that such notification requirement should apply depending on the circumstances surrounding a particular transaction.

Mandatory Bid Rules

We believe that the provisions of the Swiss Stock Exchange Act, pursuant to which a person acquiring shares of a Swiss listed company, whether directly, indirectly or acting in concert with third parties, which, when added to the shares already held, exceed the threshold of 33¹/₃% of the voting rights (whether exercisable or not) of a company, must make a bid to acquire all of the listed shares of such company, do not apply to us since we are not incorporated in Switzerland. However, it cannot be excluded that the Swiss securities supervisory authorities or Swiss courts could rule that such mandatory bid rules should apply depending on the circumstances surrounding a particular transaction.

Pursuant to the Austrian Takeover Act, a person who acquires shares of a stock corporation which has its corporate seat in Austria and is listed at an Austrian stock exchange, whether directly, indirectly or acting in concert with third parties, which, when added to the shares already held, would result in a controlling interest (as defined in the Austrian Takeover Act) of the acquiring person in such company, must make a mandatory bid to acquire all of the listed shares of such company. We believe that these mandatory bid provisions do not apply to us since we are not listed on an Austrian stock exchange. However, it cannot be excluded that the Austrian securities supervisory authorities or Austrian courts could rule that such mandatory bid rules should apply depending on the circumstances surrounding a particular transaction.

MANAGEMENT

In this section, "we," "us" and "our" refers to austriamicrosystems AG on a stand-alone basis.

Our statutory corporate bodies are our management board (*Vorstand*), our supervisory board (*Aufsichtsrat*) and our general meeting of shareholders (*Hauptversammlung*; for details on the shareholders' meeting see "Share Capital and Shares—General Meeting of Shareholders and Voting Rights"). The respective rights and responsibilities of these bodies are set forth in the Austrian Stock Corporation Act (*Aktiengesetz*), our articles of association and the rules of procedure for the management board and the supervisory board. The management board and the supervisory board work independently from each other, and no individual can be a member of the management board and of the supervisory board at the same time.

According to the applicable Austrian law and our articles of association, the management board is responsible for managing our day-to-day business. Furthermore, it represents us vis-à-vis third parties. The supervisory board monitors and advises the management board and is responsible for the appointment and removal of the members of the management board. Furthermore, the supervisory board represents us in transactions between a member of the management board and ourselves. Generally, the supervisory board is not entitled to assume management functions and to make decisions regarding the management of us or to intervene in such decisions. However, according to our articles of association and the rules of procedure for the management board, the management board must obtain the prior approval of the supervisory board for certain transactions and the supervisory board is entitled to make further transactions or decisions of the management board subject to its approval. The members of the management board and of the supervisory board must exercise their duties with the diligence of a prudent businessman. Observing this standard of diligence, the members of the management board and of the supervisory board have to consider many factors, in particular the interests of austriamicrosytems AG and our shareholders and employees.

In addition, we have established a non-statutory executive committee comprising our key executive officers.

Management Board

Under Austrian law, the members of the management board are appointed by the supervisory board for renewable terms of up to five years.

Under our articles of association, our management board must be composed of one, two, three or four members. The supervisory board determines the number of managing directors and deputy managing directors, if any. Our management board currently consists of two members; in the event of a dead lock, the chairman casts the deciding vote.

The supervisory board has adopted rules of procedure for the management board, as amended on March 25, 2004.

We are legally represented by (i) the two members of the management board acting jointly, (ii) by one member of the management board acting jointly with a company officer with statutory commercial power of attorney (*Prokurist*), or (iii) by two *Prokuristen* acting jointly within the framework of their statutory power.

The current members of our management board are:

Name	First appointed in	Principal area of responsibility
John A. Heugle	2002	Chief Executive Officer and chairman of the management board
Mag. Michael Wachsler-Markowitsch	2004	Chief Financial Officer

Mr. John A. Heugle (46), was appointed member and chairman of the management board in April 2002. In his 22 years of experience, he played a significant role in the successful repositioning of several companies in Europe, America and Asia Pacific. He has held top management positions with private and publicly listed companies in the electronics and technology industries, including Molex Inc., United Wearnes Technology, Stocko Metallwarenfabriken GmbH, Krone AG and AdPhos AG. Mr. Heugle holds a bachelor of science degree in metallurgical engineering from the University of Oklahoma and a master of science degree in materials science from Northwestern University. Mr. Heugle is a United States citizen.

Mr. Michael Wachsler-Markowitsch (36), joined us in 2001 and has been our Chief Financial Officer since 2003. He was appointed member of the management board in February 2004. Formerly, he was CFO of Ahead Communications AG, the prior Ericsson Multi Service Access Division, where he was member of the buy-out team with significant international experience in China and South America. Prior to that, he was a tax advisor and auditor with KPMG. Mr. Wachsler-Markowitsch has more than ten years experience in all aspects of international corporate financial, controlling and tax reporting systems. He is a graduate of the Vienna University of Business Administration. Mr. Wachsler-Markowitsch is an Austrian citizen.

For the financial year 2003, the aggregate remuneration of Mr. Heugle, who from January 2003 until February 2004 has been the sole member of our management board, amounted to €274,024. Mr. Heugle was not granted any stock options in 2003, and no compensation was paid to him by any of our subsidiaries.

As of December 31, 2003 (prior to the stock split of 1:3 resolved by our general meeting on April 15, 2004; see Share Capital and Shares—Development of the Share Capital), Mr. Heugle held 50,000 Shares in us, and Mr. Wachsler-Markowitsch held 15,000 Shares in us. Following the stock split, Mr. Heugle holds 150,000 Shares in us, and Mr. Wachsler-Markowitsch holds 45,000 Shares in us.

Executive Committee

In addition to our statutory management board, which represents us vis-à-vis third parties, we have established an informal, non-statutory body, the executive committee, consisting of our CEO, our CFO and six of our other key executives. The executive committee serves primarily as a discussion forum for our top management and develops and establishes internal guidelines, rules and procedures.

The current members of our executive committee are:

Name	Principal area of responsibility
John A. Heugle	Chief Executive Officer
Mag. Michael Wachsler-Markowitsch	Chief Financial Officer
Dipl.-Ing. Franz Faschinger	Industry & Medical and Automotive businesses
Mag. Alexander Harrer	Communications business
Dipl.-Ing. Peter Gasteiner	Full-service Foundry
Dipl.-Ing. Walter Mente	Operations
Dr. Robert Zinkanell	Human Resources
Carlo Rebughini	Sales

Mr. Franz Faschinger (50), Senior Vice President and General Manager of our Industry and Medical business and our Automotive business. He started his career with us in 1982. He has had a significant technical and management career with American Microsystems Inc. as well as with us, being responsible for the back-end supply chain including the in-house analog test department. In 1999, he took over the position of Senior Vice President and General Manager of our Industry & Medical businesses. Since 2002, Mr. Faschinger also manages the Automotive business. He holds a university degree in electronics from the Technical University Graz. Mr. Faschinger is an Austrian citizen.

Mr. Alexander Harrer (40), Senior Vice President and General Manager of our Communications business. Prior to joining us, he was responsible for building up the chip card IC business at Philips Semiconductors. Since 2000, Mr. Harrer has managed our Communications business as Senior Vice President and General Manger. He holds a technical diploma in electronics and a university degree in economics and commerce from the University of Graz. Mr. Harrer is an Austrian citizen.

Mr. Peter Gasteiner (41), Senior Vice President and General Manager of our Full-service Foundry. He joined us after several years with Philips, where he managed key accounts worldwide such as Flextronics and contributed his marketing skills first as marketing manager of the worldwide foundry business and later as Vice President and General Manager of our Full Service Foundry. Mr. Gasteiner holds a degree in electronics from the Technical University of Graz. Mr. Gasteiner is an Austrian citizen.

Mr. Walter Mente (46), Vice President Operations. He has been involved in virtually all aspects of our technical areas since starting his career with us 20 years ago. He has served as Director of Quality Assurance as well as Director Operations which includes all fab and back-end areas of manufacturing. Mr. Mente also manages the process development group and all MEMS activities. He holds an electronics degree from the Technical University of Graz. Mr. Mente is an Austrian citizen.

Dr. Robert Zinkanell (44), Vice President Human Resources, has 18 years of experience in different HR-management and consulting functions. He started his career as HR manager with an Austrian mining company and joined the passive components manufacturing company EPCOS four years later. Since 1999, he has been responsible for our global human resources. Mr. Zinkanell holds a university degree in law from the University of Graz. Mr. Zinkanell is an Austrian citizen.

Mr. Carlo Rebughini (58), Senior Vice President Sales. During his more than 30 years of international experience in the semiconductor industry, he has held top sales positions with us (from 1983 to 1996) as well as with Maxim (where he was responsible for the European sales organization from 1996 to early 2003). Mr. Rebughini re-joined us in early 2003 to head our worldwide sales and marketing organization. Mr. Rebughini is an Italian citizen.

For the financial year 2003, the aggregate remuneration of the members of the executive committee amounted to €1,297,593.75. Except for stock options for a total of 8,000 Shares (prior to the stock split of 1:3 resolved by our general meeting on April 15, 2004, see "Share Capital and Shares—Development of the Share Capital"; following the stock split these stock options are equivalent to 24,000 Shares) granted to Mr. Rebughini, no stock options were granted to the members of the executive committee in 2003. No compensation was paid to any member of the executive committee by any of our subsidiaries.

The members of our executive committee can be contacted at our business address at Schloss Premstätten, Tobelbaderstrasse 30, 8141 Unterpremstätten, Austria.

Supervisory Board

Pursuant to our articles of association and Section 110 of the Austrian Labor Constitutional Act (*Arbeitsverfassungsgesetz*), our supervisory board consists of at least five members: three shareholder representatives, who are elected by the shareholders at the general meeting in accordance with the provisions of the Austrian Stock Corporation Act, and two employee representatives, who are delegated by our employees' council in accordance with Section 110 of the Austrian Labor Constitutional Act. Currently, our supervisory board consists of six members: four shareholder representatives and two employee representatives.

The Austrian Labor Constitutional Act mandates that the employees' council may appoint one of its members for each two supervisory board members elected at the shareholders meeting, and—in case of an uneven number of elected members—another employees' council member. These employees' council members have substantially the same rights and obligations as the other members of the supervisory board. Should the employees' council fail to fill some or all of their allotted seats on the supervisory board, these seats will remain vacant. The employees' council members of the supervisory board can only be removed by the employees' council itself. Any employees' council member of the supervisory board who ceases for any reason to be a member of the employees' council will also lose his or her position on the supervisory board. Unlike the members of the supervisory board elected by the shareholders' meeting, the members appointed by the employees' council are our employees.

The members of the supervisory board are generally elected for a fixed term which, under Austrian law, expires at the end of the annual general shareholder's meeting in the fourth financial year after the year in which the relevant supervisory board member was elected. Supervisory board members may be re-elected.

In compliance with our articles of association, the supervisory board has adopted rules of procedure for itself, as amended on March 25, 2004. Under these rules, unless otherwise provided by law, resolutions of the supervisory board are passed by simple majority of the votes cast. In case of a deadlock, the chairman shall cast the deciding vote. The supervisory board meets at least four times a year. Its main functions are:

- to monitor our management;
- to appoint the members of the management board; and
- to consent to matters which are subject to the supervisory board's consent under Austrian law or our articles of association and to matters which the supervisory board has made subject to its approval by establishing and amending the rules of procedure for the management board.

Supervisory Board Committees

Currently, our supervisory board has the following two committees:

- The personnel committee (*Personalausschuss*) consists of up to three members of our supervisory board. The responsibility of the personnel committee is to represent us in our relations with the members of our management board. In particular, the personnel committee determines the salaries and other terms of the agreements of the members of our management board. The current members of the personnel committee are Dipl.-Ing. Guido Klestil (chairman), Dr. Siegfried Selberherr and Mr. Arturo Krueger.

- The audit committee (*Bilanzausschuss*) consists of three members of our supervisory board. The main responsibilities of the audit committee are the review of our annual financial statements including the management report, the preparation of the resolutions of our general meeting of shareholders with regard to our annual financial statements, and the discussion with our independent auditors of their audit report. The audit committee generally meets at least twice a year with the auditors to discuss significant accounting policies and other accounting matters. The current members of the audit committee are Dipl.-Ing. Guido Klestil (chairman), Dr. Felix R. Ehrat and Mr. Johann C. Eitner.

The supervisory board may establish additional committees and determine their duties and areas of responsibility. Responsibilities of the supervisory board may be assigned to committees to the extent permitted by law.

The current members of our supervisory board, their principal occupations and principal directorships are as follows:

Name	Position	Other principal directorships
Dipl.-Ing. Guido Klestil	Chairman	Rodenstock GmbH, Munich, Germany (supervisory board) Wiener Städtische Versicherung, Vienna, Austria (supervisory board)
Dr. Siegfried Selberherr	Vice Chairman	None
Johann C. Eitner*	Member	None
Ing. Günter Kneffel*	Member	None
Arturo Krueger	Member	Motorola (Suisse) S.A., Schlieren, Switzerland (supervisory board) Metrowerks Europe, Basle, Switzerland (board of administration) Carmeq GmbH, Berlin, Germany (advisory board)
Dr. Felix R. Ehrat	Member	Julius Baer Holding Ltd., Zurich, Switzerland (board of administration, member of its executive committee and chairman of its audit committee) Bank Julius Baer & Co. Ltd., Zurich, Switzerland (board of administration, member of its executive committee and chairman of its audit committee) Charles Vögele Holding Ltd., Pfaeffikon, Switzerland (board of administration, member of its audit committee)

* Employee representative

Mr. Guido Klestil (62) has been the chairman of our supervisory board since 1988. In his 38 years of experience, he has held top management positions in large international companies in the electrical and electronics industry as CEO of ITT Austria, CEO of Alcatel Austria, and member of the management board of Austrian Industries. Since 2003, he has been vice chairman of the supervisory board of Rodenstock GmbH, a company in which Permira Europe II holds a 49 percent interest, and member of the supervisory board of Wiener Städtische Versicherungs AG. Furthermore, he is member of the board of trustees of the American Chamber of Commerce in Austria. Mr. Klestil is an Austrian citizen.

Dr. Siegfried Selberherr (48) was appointed member of our supervisory board in March 2001, and elected deputy chairman in July 2001. He is internationally renowned for his research in the field of microelectronics, in particular in computer-aided design, and is an advisor to several international semiconductor companies. Since May 1988, he has been chair professor at the Institute for Microelectronics at the Technical University of Vienna. Dr. Selberherr has acted as dean of the Faculty of Electrical Engineering and Information Technology since March 1998. He graduated in electrical engineering, and holds a doctoral degree in technical sciences and the *venia docendi* for computer-aided design. Dr. Selberherr is an Austrian citizen.

Mr. Johann C. Eitner (47) was elected member and chairman of our works council of wage-earning workers in July 1994; since then he has been delegated employee representative and member of our supervisory board. In his 32 years of professional experience, Mr. Eitner held various positions as skilled electrical technician and, since 1984, as general foreman in our mask lithography department. He is trained as an electrical technician. Mr. Eitner is an Austrian citizen.

Mr. Günter Kneffel (36) was elected member and chairman of our works council of salary-earning workers in March 1999 and since then has been a delegated employee representative and member of our supervisory board. Mr. Kneffel has fifteen years of experience as a process engineer for photo-lithography. He holds a degree in radio frequency engineering and electronics. Mr. Kneffel is an Austrian citizen.

Mr. Arturo Krueger (64) was appointed member of our supervisory board in July 2001. In his 40 years experience, he has held various positions in the semiconductor industry. Since 1966, he has performed several functions with Motorola. Starting as system manager and scientist, he later was responsible for design operations and, additionally, for marketing and business operations. He developed, *inter alia*, contact and contactless smart card technology, new approaches in the microelectronic systems industry and a business network in the field of automotive microelectronics. In February 2001, he retired from his position as Vice President and general manager of Motorola Semiconductor Products Sector for Europe, Middle East and Africa. Currently, his key activity is to advise OEM car manufacturers and semiconductor suppliers, in particular Motorola, VW and BMW. Since 1980, he has been chairman of the board of Motorola Suisse and member of several other Motorola boards. He studied advanced computer science at the University of Minnesota and holds an M.S. in electrical engineering from the Swiss Institute of Technology. Mr. Krueger is a Swiss citizen.

Dr. Felix R. Ehrat (47) was appointed member of our supervisory board in April 2004. Dr. Ehrat is the senior partner of the law firm of Bär & Karrer (Zurich, Geneva, Lugano, Zug, London). Dr. Ehrat has extensive experience in the fields of M&A, international legal transactions and as an arbitrator in trans-border disputes. From 2000 to 2003, Dr. Ehrat served as managing partner of Bär & Karrer. He holds a doctorate degree from the University of Zurich and an LL.M. degree in business and taxation from McGeorge School of Law, Sacramento, California. Dr. Ehrat is a Swiss citizen.

The members of the supervisory board can be contacted at our business address at Schloss Premstätten, Tobelbaderstrasse 30, 8141 Unterpremstätten, Austria.

Pursuant to our articles of association, the shareholders' meeting resolves on the remuneration to be paid to the members of the supervisory board considering the specific function of the members and our business situation. In addition, the members of our supervisory board are reimbursed for their out-of-pocket-expenses.

For the financial year 2003, the aggregate total compensation for the members of our supervisory board amounted to approximately €96,000. No compensation was paid to any member of our supervisory board by any of our subsidiaries.

Participation of the Members of the Management Board, Executive Committee and Supervisory Board in Us or in Our Transactions

As of March 31, 2004, no member of the executive committee or the supervisory board directly or indirectly held shares or options in us exceeding 1 percent of the Shares issued by us, except for our CEO, John A. Heugle, who held (prior to the stock split of 1:3 resolved by our general meeting on April 15, 2004, see "Share Capital and Shares—Development of the Share Capital") 50,000 Shares (i.e. 150,000 Shares following the stock split) (equivalent to approximately 1.67 percent of our share capital), 25,000 (i.e. 75,000 Shares following the stock split) of which are held in trust for his wife, Ms. Nilima Gajjar-Heugle. The total holdings of all members of the executive committee and the supervisory board amounted to 116,000 Shares (i.e. 348,000 Shares following the stock split) (equivalent to approximately 3.87 percent of our share capital), and were held as follows:

Name	Number of Shares held prior to the stock split of April 15, 2004*	Number of Shares held following the stock split of April 15, 2004*	Percentage of Shares
John A. Heugle	50,000	150,000	1.67%
Michael Wachsler-Markowitsch	15,000	45,000	0.5%
Franz Faschinger	18,000	54,000	0.6%
Alexander Harrer	15,000	45,000	0.5%
Peter Gasteiner	9,000	27,000	0.3%
Walter Mente	6,000	18,000	0.2%
Robert Zinkanell	3,000	9,000	0.1%
Carlo Rebughini	—**	—**	—

* See "Share Capital and Shares—Development of the Share Capital."

** Mr. Rebughini held stock options exercisable for 8,000 Shares (equal to 24,000 Shares following the stock split).

We have not granted any loans to members of the management board, the executive committee or the supervisory board, nor issued any guarantees or warranties for their benefit. The members of the management board, the executive committee and the supervisory board have not been involved in any transactions outside the scope of our business or in any other transactions which were extraordinary with regard to their form or substance during the current or the previous financial year or in such extraordinary transactions during any other more previous financial years which have not been finally closed.

Employee Participation and Stock Option Plan

In 2002, we implemented a stock option plan (the "Stock Option Plan 2002") under which the management board is authorized to grant up to 142,500 stock options (prior to the stock split of 1:3 resolved by our general meeting on April 15, 2004, see "Share Capital and Shares—Development of the Share Capital"), each of which will grant the right to purchase one Share in us. The beneficiaries are not defined in the Stock Option Plan but a committee consisting of the members of the management board, the chairman and the co-chairman of the supervisory board and a representative of the main shareholder will unanimously decide on the persons eligible to be granted stock options. Without limiting the discretion of the abovementioned committee, the Stock Option Plan 2002 provides for general guidelines on the amount of options to be granted to individual employees, referring to, *inter alia*, the employee's contribution to the achievement of our goals (including strategic goals of our Group) and the respective position of the employee. As of March 31, 2004, a total of 53,080 stock options (i.e. 159,240 stock options following the stock split) have been allocated to 31 of our current and former employees. The stock options will be settled from existing Shares, which we may purchase from our major shareholder, AMS Holding, pursuant to an agreement for the sale of up to 142,500 Shares (prior to the stock split) (the "Sale Agreement"). The exercise of the stock options depends on two requirements: The stock options may only be exercised (i) in case of an IPO or in case of a trade sale of our business (or of parts thereof), and (ii) after a certain lapse of time: 33 percent of the stock options may be exercised as of 18 December 2002, another 33 percent as of December 18, 2003 and the remaining 34 percent as of December 18, 2004. However, the above-mentioned committee may decide that stock options may also – in deviation from requirement (ii) – be exercised before such dates. Generally, stock options may be exercised irrespective of any performance criteria. However, the committee may impose such performance criteria with regard to specific employees. Stock options that have not been exercised until 1 January 2012 will lapse without replacement. To date, no options have been exercised under the Stock Option Plan 2002. The strike price amounts to €18 (i.e. €6 following the stock split) per no-par value Share with a calculated nominal value of €7.2673 (rounded) (i.e. €2.4224 (rounded) following the stock split) in our registered share capital. Our management board, with the approval of the chairman and the co-chairman of the supervisory board, may implement a lock up period for a resale of Shares issued upon exercise of stock options.

On April 21, 2004, the Stock Option Plan 2002 was amended in two respects: (i) the volume of the plan was reduced to 76,500 Shares (2.55 percent of the nominal capital, which equals 229,500 Shares following the stock split), and (ii) we decided to base the Stock Option Plan 2002 on own shares (rather than on shares held by AMS Holding). To that end, on April 30, 2004, we entered into a purchase agreement with AMS Holding pursuant to which we will purchase from AMS Holding 229,500 Shares (currently held by AMS Holding on our behalf to fulfill our obligations under the Stock Option Plan 2002) at a price equal to the strike price of €6 per Share; the purchase is conditioned upon the completion of the Offering and the declaration of our management board that the legal requirements for the purchase of own shares in the context of this purchase are met. At the same time, the above-mentioned Sale Agreement will lapse.

Corporate Governance Code

Following the recommendations of the Austrian Working Committee for Corporate Governance, our management board and supervisory board voluntarily passed a declaration of compliance with the Austrian Code of Corporate Governance ("ACCG") (which was promulgated on October 1, 2002 with the declared intent to conform the Austrian rules on corporate governance to international standards) on April 15, 2004. Since we will not be listed on an Austrian stock exchange, our declaration of compliance does not comprise—following the basic idea of the ACCG as set forth in its preamble—those provisions of the ACCG that are based on, or strongly associated with, the provisions of the Austrian Stock Exchange Act. In addition to this general exception, the declaration of compliance was passed only with the following limitations: Nominations to our management board and our supervisory board shall not be restricted by strict age limits; our shareholders' meeting shall nominate appropriate members of our supervisory board free of any restrictions regarding the personal qualification or the composition of the supervisory board; our supervisory board shall not be bound to set up a permanent strategy committee since strategy issues are efficiently discussed in our entire supervisory board; and stock option plans in favor of the members of our management board shall be resolved on by the personnel committee of our supervisory board.

In addition, following our listing on the SWX Swiss Exchange, we will abide by the SWX Swiss Exchange's ongoing reporting requirements for listed companies to the extent applicable to foreign companies. We will in particular comply with the Directive on Information Relating to Corporate Governance of the SWX Swiss Exchange dated July 1, 2002, which requires the periodical disclosure of certain key information relating to corporate governance in our annual report.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth the number and the percentages of Shares that the Selling Shareholders and our other shareholders owned immediately prior to the Offering, and the number and percentages of Shares that those shareholders will own upon completion of the Offering.

Name	Holding immediately prior to the Capital Increase and before the Offering	Shares to be sold in the Offering	Expected holding upon completion of the Offering
AMS Holding	8,302,500 Shares (92.25%)(1)	1,615,084 Shares	6,457,916 Shares (58.71%)(2)(3)
VCP	207,000 Shares (2.3%)	41,412 Shares	165,588 Shares (1.51%)(4)
Mr. Roland Koo	67,500 Shares (0.75%)	13,504 Shares	53,996 Shares (0.49%)
Mr. Stefan Thomke	75,000 Shares (0.83%)	30,000 Shares	45,000 Shares (0.41%)
Total for other existing shareholders	348,000 Shares (3.87%)	None	348,000 Shares (3.16%)

(1) Including 229,500 Shares held by AMS Holding on our behalf to fulfill our obligations under our stock option plan. See "Management—Employee Participation and Stock Option Plan." AMS Holding has agreed not to exercise voting and similar rights with respect to those Shares.

(2) Excluding 229,500 Shares held by AMS Holding on our behalf to fulfill our obligations under our stock option plan. See "Management—Employee Participation and Stock Option Plan." AMS Holding has agreed not to exercise voting and similar rights with respect to those Shares.

(3) Assuming that the over-allotment option is not exercised. Should the over-allotment option be fully exercised, AMS Holding would own 5,916,791 Shares (53.79 percent).

(4) Assuming that the over-allotment option is not exercised. Should the over-allotment option be fully exercised, VCP would own 151,713 Shares (1.38 percent).

AMS Holding, Luxembourg, owns 92.25 percent of our Shares prior to the Offering. AMS Holding is controlled by funds advised by Permira. See "Share Capital and Shares—Shareholder Structure."

RELATED PARTY TRANSACTIONS

Transactions with Principal and Selling Shareholders

We have entered into an advisory agreement with Permira in 2001 regarding the provision of certain management advisory services to us, which has been terminated effective February 29, 2004. We believe that this agreement has been entered into on arms' length terms.

As a controlling shareholder, AMS Holding and, indirectly, the Permira Funds, have also controlled our general meeting of shareholders including the election of shareholder representatives to our supervisory board. Our supervisory board in turn represents us in dealings with our management board, namely with regard to the terms of their employment and remuneration. See "Management—Supervisory Board." In addition, our supervisory board has resolved the terms of our Stock Option Plan 2002. See "Management—Employee Participation and Stock Option Plan."

VCP has provided certain advisory services to us and our affiliated companies under an advisory agreement which was terminated in February 2004.

Mr. Stefan Thomke has provided certain technical advisory services to us and affiliated companies based on his experience as an associate professor at Harvard Business School; the advisory agreement with Mr. Thomke was terminated in February 2004.

Mr. Roland Koo was a member of our supervisory board until April 2004 and, prior to forming his own semiconductor company in 1987, had been a design engineering manager with us for three years.

As to our dealings with the members of our management board, supervisory board and executive committee and their shareholdings in us, see "Management—Participation of the Members of the Management Board, Executive Committee and Supervisory Board in Us or in Our Transactions."

Transactions with Other Related Parties

Bank Austria, one of the managers in this Offering, is the arranger and a lender under our investment credit facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Resources." As of December 31, 2003, €96.3 million was outstanding under our investment credit facility, €32.8 million of which was owed to Bank Austria. To the extent that the proceeds from this Offering are used to repay a portion of our outstanding indebtedness under the investment credit facility, such repayment will not reduce the amounts outstanding to Bank Austria, but will only reduce the amounts outstanding to other lenders under the investment credit facility. See "Use of Proceeds."

PLAN OF DISTRIBUTION

The Offering consists of (i) a public offering in Switzerland, (ii) a private placement outside the United States of America and Switzerland made in reliance on Regulation S under the U.S. Securities Act and (iii) a private placement in the United States to QIBs pursuant to Rule 144A under the U.S. Securities Act. The Offering is an underwritten offering of an aggregate amount of 3,700,000 Offered Shares, representing 33.6 percent of our registered share capital (38.7 percent if the option to purchase additional shares described below is exercised in full). 1,700,000 Old Shares are being sold in the Offering through the managers by the Selling Shareholders. We are selling 2,000,000 New Shares in the Offering through the managers and will receive the net proceeds thereof.

The New Shares will be created on May 15, 2004 through a capital increase out of authorized capital as resolved by our management board with the consent of the supervisory board on May 13, 2004. The managers subscribed the New Shares at the subscription price equal to the amount of the calculated nominal value of the New Shares in our registered share capital of €2.4224 (rounded) each on May 14, 2004.

Underwriting

Citigroup Global Markets Limited and UBS Limited, as Joint Global Coordinators, are acting as representatives of the managers named below. Subject to the terms and conditions stated in an underwriting agreement (*Übernahmevertrag*) among us, the Selling Shareholders and the managers dated May 13, 2004, each manager named below has severally, and not jointly, agreed to purchase in a firm underwriting (*Festübernahme*) from the Selling Shareholders and from us at the Offering Price less commissions, the following respective number of Offered Shares:

Managers	Number of Offered Shares
Citigroup Global Markets Limited	1,295,000
UBS Limited/UBS AG	1,295,000
Morgan Stanley & Co. International Limited	518,000
Bank Austria Creditanstalt AG	148,000
Bank Julius Baer & Co. Ltd.	148,000
Bank Vontobel AG	148,000
Lazard & Co., Limited	148,000
Total	**3,700,000**

The underwriting agreement provides that the obligations of the managers to purchase the Offered Shares are subject to approval of legal matters by counsel and to other conditions. The managers must purchase all the Offered Shares if they purchase any of the Offered Shares.

As compensation for the managers for their commitments under the underwriting agreement, we have agreed to pay to the managers at closing a commission of 3.25 percent of the aggregate value of the Offering Price of the Offered Shares. The managers may also receive an additional fee of up to 0.75 percent of the aggregate volume of the Offering, payable at our and AMS Holding's discretion.

We and the Selling Shareholders have made certain representations to the managers and have agreed to indemnify the managers against certain liabilities in connection with the Offering.

Bank Austria, one of the managers in this Offering, is the arranger and a lender under our syndicated capital investment credit facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Resources." To the extent that the proceeds from this Offering are used to repay a portion of our outstanding indebtedness under the investment credit facility, such repayment will not reduce the amounts outstanding to Bank Austria, but will only reduce the amounts outstanding to other lenders under the investment credit facility. See "Use of Proceeds." Dr. Felix Ehrat, a member of our supervisory board and of the supervisory board's audit committee, is also a member of the board of administration and the executive and audit committees of Bank Julius Baer & Co. Ltd., one of the managers in this Offering, and of Julius Baer Holding Ltd., an affiliate of Bank Julius Baer & Co. Ltd. See "Management—Supervisory Board." The Joint Global Coordinators and the other managers may, from time to time, engage in transactions with, and perform services for, us in the ordinary course of their business.

The underwriting agreement entitles the Joint Global Coordinators on behalf of the managers to terminate such agreement and cancel the Offering in certain prescribed limited circumstances. If the right to terminate the Offering is exercised, the Offering will lapse and any acceptance primarily made for the Offered Shares will be deemed not to have been made.

Offering Price

The Offering Price is CHF 35 per Offered Share. Prior to this Offering, there has been no public market for the Shares. The Offering Price was determined by us, the Selling Shareholders and the Joint Global Coordinators after completion of the bookbuilding period on May 14, 2004. Among the factors that were considered in determining the Offering Price were our operating record, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our Group.

Option to Purchase Additional Shares

AMS Holding and VCP have granted the Joint Global Coordinators, on behalf of the managers, an option, exercisable for a period commencing on the first day of trading of the shares on the main segment of the SWX Swiss Exchange and ending 30 days after the Settlement Date of the Offering, to purchase up to an aggregate number of 555,000 additional existing Shares at the Offering Price less commissions.

Stabilization

In connection with this Offering, UBS, as stabilization manager on behalf of the managers, may purchase and sell Shares in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves sales of Shares in excess of the number of Shares to be purchased by the managers in this Offering, which creates a short position for the managers. Covering transactions involve purchases of the Shares in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions consist of certain bids or purchases of shares made for the purpose of preventing or retarding a decline in the market price of the Shares while the Offering is in progress. Any of these activities may have the effect of preventing or retarding a decline in the market price of the Shares. They may also cause the price of the Shares to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The stabilization manager may conduct these transactions on the SWX Swiss Exchange, in the over-the-counter market or otherwise. Such transactions, if commenced, may be discontinued at any time without prior notice and will in any event be discontinued 30 days after the Settlement Date.

Share Capital after the Offering

After subscription by the Joint Global Coordinators on May 14, 2004, and registration of the New Shares in the commercial register, which is expected to take place on or about May 15, 2004, our issued and outstanding share capital will be €26,646,705.86 divided into 11,000,000 Shares. Furthermore, we will have a conditional capital of up to €5,450,462.56. See "Share Capital and Shares—Conditional Capital."

The Offered Shares represent 33.6 percent of the total issued and outstanding share capital after completion of the Offering.

Offered Shares

The Offered Shares are our no-par value ordinary bearer shares with a calculated nominal value in our registered share capital of €2.4224 (rounded) each.

Listing and Trading of Shares

Application has been made to list the Shares, as well as the shares from our conditional capital, on the main segment of the SWX Swiss Exchange under the symbol AMS. It is expected that the Shares and the shares from our conditional capital will be listed and that trading in the Shares will commence on or about May 17, 2004. Trading on May 17 and 18, 2004 will be conditional upon settlement of the Offering which is expected to take place on May 19, 2004. We cannot assure you that the prices at which the Shares will sell in the market after this Offering will not be lower than the Offering Price or that an active trading market for the Shares will develop and continue after this Offering.

Payment and Settlement

Application has been made for the Shares to be accepted for clearance through SegaInterSettle, Euroclear and Clearstream. It is expected that delivery against payment of the Shares will be made on or about May 19, 2004. After the capital increase described in this Offering Memorandum the Shares will be represented by two global certificates, which will be deposited with SegaInterSettle. Under our articles of association, our shareholders are not entitled to demand the printing and delivery of individual share certificates. Interests in the Shares are represented and transferred electronically under the book-entry system operated by SegaInterSettle.

Dividends

The Offered Shares will be entitled to dividends declared for the financial year ending December 31, 2004, if any.

Security Numbers, Codes and Ticker Symbols

The Swiss securities number (*Valorennummer*) for the shares is 1.808.109. The international securities identification number ("ISIN") is AT0000920863. The Common Code is 019114198. The Ticker Symbol is AMS.

Amendments and Changes

Any notices containing amendments or changes to the terms of the Offering or the Offering Memorandum will be announced via the electronic media and by being published in the German language and French language newspapers, *Neue Zürcher Zeitung* and *l'agefi*, respectively.

Shareholder Subscription Rights

The shareholder subscription rights of our current shareholders to subscribe New Shares have been excluded.

Lock-up Agreements

We have agreed that until six months from the Settlement Date, without the prior written consent of the Joint Global Coordinators, we will not, and will not announce our intent to:

- effect any capital increase from authorized capital;
- propose any capital increase to our general meeting of shareholders;
- issue, offer, sell, purchase, pledge or contract to sell or purchase any Shares or any securities convertible into, exchangeable for, or which otherwise represent a right to acquire, Shares; and
- enter into any other economically comparable transaction (including a derivative transaction);

provided that no consent will be required for the issuance of Shares or other securities to our employees, officers and directors.

Our existing shareholders, other than the members of our management board and executive committee, have agreed that, until six months from the Settlement Date, they will not, without the prior written consent of the Joint Global Coordinators, offer, sell or otherwise dispose of Shares or any securities convertible into, exchangeable for, or which otherwise represent a right to acquire, Shares or otherwise enter into any other economically comparable transaction (including a derivative transaction).

Our existing shareholders who are members of our management board and/or executive committee have agreed that, until nine months from the Settlement Date, they will not, without the prior written consent of the Joint Global Coordinators, offer, sell or otherwise dispose of Shares or any securities convertible into, exchangeable for, or which otherwise represent a right to acquire, Shares or otherwise enter into any other economically comparable transaction (including a derivative transaction).

Selling Restrictions

The Shares have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered or sold within the United States except in transactions exempt from, or not subject to, the registration requirements of the U.S. Securities Act.

In addition, until 40 days after the later of the commencement of the Offering and the completion of the distribution of the Shares, an offer or sale of Shares within the United States by any dealer may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A under the U.S. Securities Act.

Each manager has represented, warranted and agreed that:

- it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any Shares included in this offering to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;
- it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 ("FSMA")) received by it in connection with the issue or sale of any shares included in this offering in circumstances in which section 21(1) of the FSMA does not apply to us;
- it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares included in this offering in, from or otherwise involving the United Kingdom; and
- the offer in the Netherlands of the Shares included in this Offering is exclusively limited to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).

Paying Agent

We will maintain a paying agent in Switzerland for as long as the Shares are listed on the SWX Swiss Exchange. Our paying agent in Switzerland is currently UBS AG.

Listing Agent

In accordance with article 50 of the listing rules of the SWX Swiss Exchange, UBS AG, acting through its business group UBS Investment Bank, being recognized as an expert by the Admission Board of the SWX Swiss Exchange, has filed on our behalf, an application for the listing of the Shares on the SWX Swiss Exchange.

Reserved Rights

We reserve the right to treat as invalid any acceptance or purported acceptance of the offer of Offered Shares which appears to us or our agents to have been executed, effected or despatched in a manner which may involve a breach of the securities laws or regulations of any jurisdiction or if we or our agents believe that the same may violate applicable legal or regulatory requirements.

TRANSFER RESTRICTIONS

Because of the following restrictions, you are advised to consult legal counsel prior to making any offer, resale, pledge or other transfer of Shares.

Rule 144A

Each purchaser of Shares offered in reliance on Rule 144A will be deemed to have represented and agreed as follows (terms used in this paragraph that are defined in Rule 144A or Regulation S under the U.S. Securities Act are used herein as defined therein):

1. The purchaser (i) is a qualified institutional buyer, or QIB, as defined in Rule 144A or a broker-dealer acting for the account of a QIB, (ii) is aware, and each beneficial owner of such Shares has been advised, that the sale to it is being made in reliance on Rule 144A, (iii) is acquiring such Shares for its own account or for the account of a QIB and (iv) is aware that the Shares are "restricted securities" within the meaning of the U.S. Securities Act and may not be deposited into any unrestricted depositary facility, unless at the time of such deposit such Shares are no longer restricted securities under the U.S. Securities Act;

2. The purchaser is aware that the Shares have not been and will not be registered under the U.S. Securities Act and are being offered in the United States in reliance on Rule 144A in a transaction not involving any public offering in the United States within the meaning of the U.S. Securities Act;

3. The purchaser understands and agrees that such Shares may not be offered, sold, pledged or otherwise transferred except (i) to a person whom the seller and any person acting on its behalf reasonably believe is a QIB purchasing for its own account or for the account of a QIB in a transaction meeting the requirements of Rule 144A, (ii) outside the United States in accordance with Rule 903 or 904 of Regulation S, (iii) pursuant to an exemption from registration under the U.S. Securities Act provided by Rule 144 (if available), (iv) pursuant to any other exemption from the registration requirements of the U.S. Securities Act, subject to the receipt by us of an opinion of counsel or such other evidence that we may reasonably require that such sale or transfer is in compliance with the U.S. Securities Act or (v) pursuant to an effective registration statement under the U.S. Securities Act, in each case in accordance with any applicable securities laws of any state or territory of the United States or any other jurisdiction;

4. Any offer, sale, pledge or other transfer made other than in compliance with the above stated restrictions shall not be recognized by us in respect of the Shares; and

5. The purchaser acknowledges that we, the managers, their affiliates and others will rely upon the truth and accuracy of the foregoing representations and agreements.

TAXATION IN SWITZERLAND

The following summary does not purport to be a comprehensive description of all the tax consequences of the acquisition, ownership and disposal of Shares, and does not take into account the specific circumstances of any particular holder. This summary is based on the tax laws, regulations and regulatory practices of Switzerland as in effect on the date hereof, which are subject to change, or subject to changes in interpretation, possibly with retroactive effect. Holders are advised to consult their own tax adviser in light of their particular circumstances as to the Swiss and foreign tax laws, tax regulations and regulatory practices that could be relevant for them in connection with the Shares.

Federal Withholding Tax

Dividend payments and similar cash or in-kind distributions on Shares are not subject to federal withholding tax (*Verrechnungssteuer*).

Federal, Cantonal and Communal Income Taxes and Wealth Tax

Individuals who are Swiss residents for tax purposes and hold Shares as part of their private assets (*Privatvermögen*) are required to include dividend payments and similar cash or in-kind distributions or liquidating distributions (*Nennwertprinzip*) in their personal income tax return and are liable to federal, cantonal and communal income tax on any net taxable income for the relevant tax period. Their capital gains resulting from the sale of Shares are not subject to income tax and their capital losses are not deductible. Such individuals are required to report their Shares as part of their taxable net wealth for cantonal/communal wealth tax purposes.

Individuals who are Swiss residents for tax purposes and hold Shares as part of their business assets (*Geschäftsvermögen*), legal entities who are Swiss residents for tax purposes and non-resident taxpayers that hold Shares in connection with the conduct of a trade or business in Switzerland through a permanent establishment, who receive dividend payments and similar cash or in-kind distributions or liquidating distributions (*Buchwertprinzip*) or realize a capital gain or loss on the disposition of Shares have to include such distributions, gains or losses in their income statement for the relevant tax period and are liable to federal, cantonal and communal individual or corporate income tax, as the case may be, on any net taxable earnings for such tax period. The same tax treatment applies to Swiss resident individuals who, for income tax purposes, are classified as "professional securities dealers" for reasons of, *inter alia,* frequent dealing and debt-financed purchases so that the Shares are qualified as business assets. Swiss resident corporate taxpayers, and foreign corporate taxpayers which hold Shares in connection with the conduct of a trade or business in Switzerland through a permanent establishment, may qualify for participation relief (*Beteiligungsabzug*) in respect of dividends received and capital gains (*Gestehungskostenprinzip*), if their holding of Shares is considered substantial for tax purposes.

Any holder of Shares who is not a Swiss resident for tax purposes and who during the current taxation year has not engaged in a trade or business in Switzerland through a permanent establishment and who is not subject to taxation in Switzerland for any other reason will not be liable to any federal, cantonal or communal income tax on dividend payments and similar cash or in-kind distributions or liquidating distributions or on a realized gain on the sale of Shares. Such a holder will also not be liable to any cantonal/communal wealth tax on the Shares.

Federal Stamp Taxes

The issuance of primary shares is neither subject to federal issuance stamp tax (*Emissionsabgabe*), nor subject to federal stamp turnover tax (*Umsatzabgabe*).

The transfer of secondary shares under or after the Offering is generally subject to federal stamp turnover tax (*Umsatzabgabe*) where a bank or a securities dealer in Switzerland or Liechtenstein as defined in the Federal Stamp Tax Act acts as an intermediary or is a party to the sale of Shares currently at a rate of 0.3 percent (full rate for foreign shares) of the price paid for the Shares. The sale of Shares by or through a member of the SWX Swiss Exchange may also be subject to a stock exchange levy (incl. Federal Banking Commission surcharge) of up to 0.01 percent of the proceeds.

TAXATION IN THE REPUBLIC OF AUSTRIA

The following section contains a brief summary of several Austrian taxation principles which are or may become important for the acquisition, holding, or the disposal of shares. This section is not meant to be a comprehensive and complete representation of all Austrian tax aspects which may be relevant for shareholders. This summary is based upon Austrian tax law applicable as of the date of this Offering Memorandum and upon provisions of double taxation treaties entered into between Austria and other countries. In both areas, the law may change and such changes may have retroactive effect.

Potential purchasers of Shares are, therefore, urged to consult their tax advisors about the tax consequences of the purchase, holding, disposal or gratuitous transfer of shares and about the procedure for obtaining a possible refund of Austrian withholding tax paid. Only tax advisors are in a position to adequately take into account a special tax situation of the individual shareholder.

Exceptions to the tax regime described in this section "Taxation in the Republic of Austria" may apply to certain shareholders which are not discussed therein.

Taxation of the Company

Austrian corporations are subject to Austrian corporate income tax (*Körperschaftsteuer*) at a uniform rate of 34 percent on retained and distributed profits.

The current income of the Company may be offset against losses carried forward up to 75 percent of the Company's current profits of a business year. The remainder of loss-carry-forwards is not lost but may be carried forward and deducted from the Company's profits in consecutive business years subject to the 75 percent profit limitation.

Dividends paid by other Austrian corporations to the Company are generally exempt from corporate income tax. A 25 percent withholding tax on such dividend distributions to the Company has to be withheld by the Austrian dividend distributing corporation, if the participation of the Company in the dividend distributing Austrian corporation amounts to less than 25 percent of its share capital. The 25 percent withholding tax may be credited against the corporate income tax liability of the Company or refunded to it. Capital gains from the disposal of shares in Austrian corporations received by the Company are subject to the general corporate income tax rate of 34 percent.

Dividends paid to the Company by non-Austrian corporations comparable to an Austrian corporation for tax purposes are exempt from corporate income tax if the conditions of the international affiliation privilege are met:

(i) Minimum holding requirement of shares of 10 percent of the share capital of the non-Austrian dividend-distributing corporation;

(ii) Minimum holding period for the 10 percent shares of one year;

(iii) Non-Austrian dividend distributing corporation is subject to a corporate income tax rate in excess of 15 percent and does not primarily generate profits from passive investments (such as licenses, interest, etc).

Capital gains realized by the Company by the disposal of shares in non-Austrian corporations are exempt from corporate income tax whereas capital losses are not tax deductible if the conditions of the international affiliation privileges outlined under (i) – (iii) above are met unless the Company has exercised the option for treating the participation in the non-Austrian corporation as a taxable asset (upon acquisition of the participation).

Expenses of the Company that are directly connected to tax exempt income may not be deducted for tax purposes by the Company.

Taxation of Shareholders

Taxation of Dividends

Withholding Tax. Generally, the Company has to withhold, on account of its shareholders, from its dividend distributions withholding tax (*Kapitalertragsteuer*) at a rate of 25 percent and to pay such amounts to the tax authorities. The tax base for such withholding tax is the amount of the dividend distributions resolved by the general meeting of shareholders.

The withholding tax will generally be withheld by the Company irrespective of whether and to which extent the distributed dividend is exempt at the level of the shareholder and of whether the shareholder is resident for tax purposes inside or outside of Austria.

Dividends distributed by the Company to another Austrian corporation which holds 25 percent or more of the Company's share capital are exempt from the 25 percent withholding tax. Dividends distributed to a company resident in a Member State of the European Union other than Austria within the meaning of Art. 2 of the EC Parent-Subsidiary Directive (Directive No. 90/435/EEC of the Council, July 23, 1990), are equally not subject to the 25 percent withholding tax, provided that further requirements are fulfilled (holding of 25 percent of the registered share capital of the Company and satisfaction of a one year holding period; in the case of reciprocity the minimum participation is reduced to 10 percent in the share capital of the Company; active business activity of the non-Austrian corporate shareholder).

In case of corporate shareholders resident for tax purposes outside of Austria, however, holding their Shares as a part of an Austrian situated permanent establishment, the withholding tax withheld and paid will be credited to their corporate income tax liability or, with respect to the exceeding amount, be refunded.

For dividends distributed to shareholders resident for tax purposes outside of Austria, the withholding tax rate may be further reduced in case Austria and the country in which the shareholder is resident for tax purposes have entered into a double taxation treaty and the shareholder holds the shares neither as an asset attributable to an Austrian situated permanent establishment or fixed base. The reduction of the withholding tax rate will generally be granted by way of a refund of the difference between the amount of the dividend withholding tax withheld and the applicable treaty rate upon application to Austrian tax authorities. Refund forms may be obtained from the Finanzamt Eisenstadt, Neusiedler Strasse 46, A-7001 Eisenstadt, Tel. +43-2682/62831, Fax +43-2682/66914.

Shareholders Resident in Austria. Austrian resident individuals subject to unlimited tax liability in Austria holding their Shares as private or as business assets are subject to income tax with dividends distributed by the Company to them. The 25 percent capital withholding tax discharges any income tax liability of individual shareholders (flat and final taxation, *Endbesteuerung*). Expenses economically connected to such dividends are not deductible for tax purposes. Provided that half of the general income tax on dividends and other capital income (the individual receives in that particular calendar year) would be lower than the 25 percent capital withholding tax imposed on the capital income, the individual may apply to be taxed at half of the general income tax rate. Consequently, the amount of capital withholding tax exceeding the income tax liability at half of the general income tax rate is credited against the individual's other income tax liability or refunded upon request.

Dividends distributed by the Company to corporate shareholders are exempt from corporate income tax irrespective of a particular percentage held in the share capital of the Company or holding period being satisfied. As outlined above, the 25 percent withholding tax withheld by the Company and paid to the tax authorities if the participation does not amount to a 25 percent stake in the share capital of the Company is credited to the corporate shareholders' other corporate income tax liability or, in case the 25 percent withholding tax exceeds such tax credit, is refunded to the corporate shareholder.

If Shares are held by an Austrian partnership, transparent for Austrian tax purposes, the tax treatment of dividends distributed by the Company depends on the tax status of the partner (either individual shareholder or corporate shareholder).

Shareholders Resident outside of Austria. For individuals and corporations not resident for tax purposes in Austria without a permanent establishment, fixed base or permanent agent in Austria, Austrian tax liability is deemed to be discharged by withholding the 25 percent withholding tax (possibly reduced under a double taxation treaty).

This is equally true for an individual shareholder holding shares which are attributable as business assets to a permanent establishment or fixed base in Austria or if the Shares (being part of the shareholder's business assets) are held through a permanent agent in Austria.

If a corporate shareholder resident in a member state of the European Union within the meaning of Art. 2 of the EC Parent-Subsidiary Directive (Directive No. 90/435/EEC of the Council, July 23, 1990) holds Shares that are attributable to an Austrian situated permanent establishment, dividend distributions are exempt from corporate income tax at the level of the permanent establishment. The 25 percent withholding tax is either credited against other corporate income tax liability of the corporate shareholders' Austrian situated permanent establishment or refunded to it.

To the extent expenses are economically connected to income (dividends) subject to flat and final taxation (25 percent withholding tax) or to tax exempt income (i.e. in case of corporate shareholders holding the Shares as an asset attributable to an Austrian situated permanent establishment) these expenses are non-deductible for tax purposes.

Taxation of Capital Gains

Shareholders Resident in Austria

If the Shares are held by an individual shareholder as a private asset and provided the shares are sold prior to the end of one year following the shares' acquisition (the so called one-year speculation period) capital gains are subject to the general income tax rate applying to the individual shareholder of up to 50 percent. Capital losses resulting from the sale of Shares within the speculation period may only be offset from capital gains realized by other speculative transactions in the same calendar year. Capital gains realized from speculative transactions are exempt up to an amount of €440 per year. After the end of the one year speculation period, capital gains realized by the sale of Shares by an individual shareholder holding the sold Shares as a private asset are only subject to income tax if the shareholder has held a participation of 1 percent or more in the share capital of the Company within the last five years prior to the sale. Such capital gains are subject to half the general income tax rate applying to individual shareholders.

Capital gains realized by the sale of Shares held by an individual shareholder as part of his/her business assets are subject to income tax irrespective of the one-year speculation period. If the Shares held as a business asset by an individual shareholder are sold prior to the end of the speculation period the tax rate amounts to the general income tax rate of up to 50 percent. If the Shares are sold after the end of the one-year speculation period, income tax chargeable on capital gains realized by the sale of the Shares is reduced to half the general income tax rate otherwise applying to the shareholder.

Capital gains realized by corporate shareholders from the sale of Shares are subject to the 34 percent corporate income tax rate.

If the Shares are held by an Austrian partnership, transparent for Austrian tax purposes, the tax treatment of capital gains depends on the tax status of partners, e.g. individual or corporate shareholders, as outlined above.

Shareholders Resident outside of Austria

If the Shares are held by individual shareholders not resident for tax purposes in Austria, capital gains from the disposal of Shares are subject to half the general income tax rate of up to 50 percent applying to the individual shareholder, if

(i) the shares are held as assets attributable to an Austrian situated permanent establishment or to a permanent agent, or

(ii) the individual held, directly or indirectly at any time during the five years preceding the disposal, at least 1 percent of the share capital of the Company.

Most double taxation treaties, however, provide complete exemption from Austrian taxation of capital gains realized by the sale of Shares, in respect of (ii) above.

If the Shares are held by a corporation not resident for tax purposes in Austria capital gains realized by the sale of Shares is subject to 34 percent corporate income tax if the conditions outlined under (i) and (ii) above are satisfied and no double taxation treaty provides for an exemption.

Inheritance or Gift Tax

The transfer of Shares to another person by way of gift or inheritance is only subject to Austrian inheritance or gift tax, if

(i) the testator, donor, heir, donee or any other beneficiary had his/her domicile, or residence in Austria at the time of the death of the shareholder or, in the case of a donation, at the time of the transfer of the Shares or, being an Austrian citizen, has not permanently lived outside of Austria in excess of two years without having a domicile in Austria prior to the death or transfer, or

(ii) except as outlined under (i), the testator's or donor's Shares form part of business assets attributable to a permanent establishment, or a permanent agent in Austria.

To the extent that the testator, at the time of his/her death, has not held Shares amounting to a participation of 1 percent or more in the share capital of the Company, the inheritance is exempt from tax.

The few presently applicable inheritance and gift tax treaties Austria is a party to generally provide that Austrian inheritance or gift tax may be levied in case (i) only if the testator or donor had his/her residence in Austria at the time of his/her death or, in case of a donation, at the time of the transfer of the shares, and, with certain restrictions, in case (ii). Even in the absence of an applicable inheritance or gift tax treaty, relief from double inheritance or gift tax taxation may be granted by Austrian tax authorities unilaterally by way of discretionary decree.

Other Taxes

On the acquisition, the sale or other disposal of Shares, no Austrian stock exchange transfer tax, value-added tax or stamp duty will be levied. If 100 percent of the Shares are acquired or transferred and, provided the Company holds Austrian situated real estate property, the transfer will be subject to 3.5 percent Austrian real estate transfer tax. Net wealth tax is, at present, not levied in Austria. The contribution of Shares to an Austrian resident corporation (including limited partnerships with corporations acting as general partners) by the direct shareholder of that corporation triggers 1 percent capital tax.

UNITED STATES FEDERAL INCOME TAXATION

The following discussion is a summary based on present law of certain United States federal income tax consequences of the purchase, ownership and disposition of our Shares. The discussion addresses only U.S. Holders (as defined below) that purchase our Shares in the Offering, hold our Shares as capital assets and use the U.S. dollar as their functional currency. It does not address U.S. Holders that hold our Shares as part of the business property of a permanent establishment located in Austria or as part of a fixed base of an individual located in Austria and used for the performance of independent personal services. The discussion does not consider the circumstances of particular purchasers, some of which (such as U.S. expatriates; banks; insurance companies; securities dealers; traders in securities that elect to mark to market; tax-exempt organizations; persons holding the Shares as part of a hedge, straddle, conversion, or other integrated financial transaction or constructive sale transaction; persons subject to the alternative minimum tax or persons holding 10 percent or more of the Shares) are subject to special tax regimes. The discussion is a general summary and does not address United States state or local taxes or United States federal taxes other than income tax. It is not a substitute for tax advice. Prospective purchasers should consult their own tax advisers about the United States federal, state, local and foreign tax consequences to them of purchasing, holding and disposing of our Shares. We believe, and this discussion assumes, that we are not and will not become a passive foreign investment company ("PFIC").

As used here, "U.S. Holder" means a beneficial owner of our Shares that for United States federal income tax purposes is (i) an individual who is a U.S. citizen or resident, (ii) a corporation (or other business entity treated as a corporation for United States federal income tax purposes) created or organized in the United States or under the laws of the United States or its political subdivisions, (iii) a trust subject to the control of a U.S. person and the primary supervision of a U.S. court, or (iv) an estate the income of which is subject to United States federal income tax regardless of its source. A "Non-U.S. Holder" means a beneficial owner of our Shares that is not a U.S. Holder.

The tax consequences to a partner in a partnership holding our Shares will generally depend on the status of the partner and the activities of the partnership. The tax consequence to a beneficiary of an estate or trust that holds our Shares may also depend on the status of the beneficiary.

U.S. Holders that are partners in a partnership, or beneficiaries or fiduciaries of an estate or trust, that holds our Shares are urged to consult their own tax advisers regarding the specific tax consequences of purchasing, owning and disposing of our Shares.

Dividends

Subject to the PFIC rules discussed below, U.S. Holders generally must include dividends (including the amount of Austrian tax withheld) on our Shares in their gross income as ordinary income from foreign sources to the extent paid out of our earnings and profits as determined under United States federal income tax principles. To the extent that a distribution exceeds our earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. Holder's adjusted tax basis in our Shares (thus reducing the U.S. Holder's adjusted tax basis in such shares) and thereafter as capital gain. However, since we do not maintain calculations of our earnings and profits under United States federal income tax principles, U.S. Holders will be unable to establish that a dividend is not out of earnings and profits and therefore will generally be required to treat the full amount of any distribution as a dividend. The dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations in respect of dividends received from other U.S. corporations.

Dividends paid in euro will be includable in income in a U.S. dollar amount based on the exchange rate in effect on the date of receipt whether or not the payment is converted into dollars at that time. A U.S. Holder's tax basis in euro received will equal the U.S. dollar amount included in income. Any gain or loss recognized by a U.S. Holder on a subsequent conversion or other disposition of the euro for a different U.S. dollar amount will be U.S. source ordinary income or loss, and will not be treated as a dividend.

Assuming we are not a PFIC, we currently anticipate that dividends paid by us with respect to our Shares should constitute "qualified dividend income" for United States federal income tax purposes, on the basis that we are eligible for the benefits of the income tax treaty between Austria and the United States (the "U.S.-Austria Treaty"). Accordingly, non-corporate U.S. Holders should be entitled to the 15 percent rate of tax currently applicable to such income for dividends received in taxable years beginning before January 1, 2009, provided certain holding period and other requirements are met.

U.S. Holders that are eligible to claim benefits under the U.S.-Austria Treaty will be entitled to a reduced rate of Austrian withholding tax equal to 15 percent and may be able to claim a refund of Austrian withholding tax in excess of that rate. Subject to generally applicable limitations, a U.S. Holder may claim a deduction or a foreign tax credit for Austrian tax withheld at the appropriate rate, excluding any portion that is refundable. In computing foreign tax credit limitations, non-corporate U.S. Holders may take into account only the gross amount of the qualified dividend income, multiplied by a fraction, the numerator of which is the special reduced rate described above, and the denominator of which is the highest regular rate. Whether this partial exclusion affects the U.S. Holder's ability to claim a foreign tax credit for the full amount of Austrian tax withheld (at the appropriate rate) will depend on each U.S. Holder's particular circumstances. U.S. Holders should consult their own tax advisers concerning the eligibility for exemption from Austrian withholding tax, eligibility for benefits under the U.S.-Austria Treaty and the foreign tax credit limitation implications of the receipt of qualified dividend income.

Sale or Other Disposition

Subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss on the sale or other disposition of Shares equal to the difference between the U.S. dollar value of the amount realized from the sale or other disposition and the U.S. Holder's adjusted tax basis in our Shares (determined in U.S. dollars). The gain or loss will be long-term gain or loss if the U.S. Holder has held our Shares for more than one year at the time of sale or other disposition. In the case of non-corporate U.S. Holders, the maximum marginal United States federal income tax rate applicable to long-term capital gains realized before 1 January 2009, will be 15 percent. The deductibility of capital losses is subject to limitations. Any gain or loss generally will be treated as arising from U.S. sources.

A U.S. Holder that receives euro on the sale or other disposition of Shares will realize an amount equal to the U.S. dollar value of the euro on the date or sale (or, in the case of cash basis and electing accrual basis taxpayers, the settlement date). A U.S. Holder will have a tax basis in the euro received equal to the U.S. dollar amount realized. Any gain or loss on a subsequent conversion of the euro into U.S. dollars for a different amount generally will be U.S. source ordinary income or loss.

Passive Foreign Investment Company

We believe that we are not and will not become a PFIC. A non-U.S. corporation is a PFIC in any taxable year in which, after taking into account the income and assets of certain subsidiaries either (i) at least 75 percent of its gross income is passive income or (ii) at least 50 percent of the average value of its assets is attributable to assets that produce or are held to produce passive income. Whether or not we are a PFIC in any taxable year is a factual question and will depend upon our assets (including proceeds of the Offering), the market value of our Shares, and our activities in each year and is therefore subject to change. We do not anticipate that our assets or activities will change in a manner that would cause us to be classified as a PFIC.

If we were a PFIC in any year during which a U.S. Holder owns Shares, the U.S. Holder would be subject to additional taxes on any "excess distributions" received from us and any gain realized from a sale or other disposition of our Shares (regardless of whether we continued to be a PFIC). A U.S. Holder would have an excess distribution to the extent that distributions on our Shares during a taxable year exceed 125 percent of the average amount received during the three preceding taxable years (or, if shorter, the U.S. Holder's holding period). To compute the tax on excess distributions or any gain (i) the excess distribution or the gain is allocated ratably over the U.S. Holder's holding period, (ii) the amount allocated to the current taxable year and any year before we became a PFIC is taxed as ordinary income in the current year and (iii) the amount allocated to other taxable years is taxed at the highest applicable marginal rate in effect for each year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year. Furthermore, in such case dividends paid by us would not be "qualified dividend income" and would be taxed at the higher rates applicable to other items of ordinary income received by individuals.

Some of the rules with respect to distributions and dispositions described above (not including the ineligibility of dividends for the reduced rates of tax available to individuals) may be avoided if a U.S. Holder makes a valid "mark-to-market" election with respect to our Shares. If a "mark-to-market" election is made, the electing U.S. Holder generally (i) would be required to recognize, entirely as ordinary income, an amount equal to the difference, if any, between the fair market value of our Shares and its adjusted tax basis in such Shares upon either (A) the sale or other disposition of any of such Shares; or (B) the close of any taxable year, to the extent the electing U.S. Holder still owns such Shares at such date; and (ii) if such U.S. Holder's adjusted tax basis in such Shares exceeds their fair market value, would be allowed to deduct the excess as an ordinary loss, but only to the extent of such U.S. Holder's prior unreversed mark-to-market income. A loss from marking our Shares to market will be ordinary. A loss on disposing of our Shares will be ordinary loss to the extent of unreversed prior mark-to-market income and any additional loss will be capital loss. A U.S. Holder's adjusted tax basis in our Shares will be adjusted annually to reflect the amounts included or deducted with respect to the mark-to-market election. Because our Shares will be traded on the SWX Swiss Exchange, a U.S. Holder should be able to make the mark-to-market election. Such election cannot be revoked without the consent of the United States Internal Revenue Service unless the Shares cease to be marketable.

If we were a PFIC in any year during which a U.S. Holder owns Shares, U.S. Holders would not be able to avoid the tax consequences described above by electing to treat us as a qualified electing fund ("QEF") because we do not intend to provide U.S. Holders with the information that U.S. Holders would need to make such a QEF election.

Backup Withholding and Information Reporting

In general, information reporting requirements may apply to dividends paid in respect of our Shares or the proceeds received on the sale or exchange of our Shares by non-corporate U.S. Holders. Backup withholding at the applicable statutory rate may apply to reportable payments unless the U.S. Holder makes the required certification, including providing its taxpayer identification number. U.S. persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. Holders generally will not be subject to U.S. information reporting or backup withholding. However, these holders may be required to provide certification of non-U.S. status (generally on IRS Form W-8BEN) in connection with payments received in the United States or through certain U.S.-related financial intermediaries.

Backup withholding is not an additional tax. Any amount withheld may be credited against a U.S. Holder's United States federal income tax liability or refunded to the extent it exceeds the Holder's liability.

GLOSSARY

AD/DA converters — *Analog-to-Digital/Digital-to-Analog Converters.* Building blocks which convert signals from the analog (i.e. time-continuous representation) into the digital (i.e. time-discrete representation) and vice versa.

analog — A continuously changing signal, e.g. a sound wave. Today most analog signals are converted by an analog/digital converter into digital signals (i.e. a time-discrete representation by a stream of data) for further processing, after which the signals may be converted back to analog by a digital/analog converter. Real world phenomena, such as sound, light and touch, are analog.

ASIC — *Application Specific Integrated Circuit.* An integrated chip that is individually custom designed for a specific application (e.g. a dedicated sensor interface chip for customers) rather than a general-purpose standard chip such as a microprocessor or memory chip.

ASSP — *Application Specific Standard Product.* Many customers receive the same product, which has been developed for a specific application (e.g. a power management chip for use in mobile phones of several different customers).

BiCMOS — *Bipolar Complementary MOS.* A technology using both bipolar and complementary MOS-FET transistors in the same integrated circuit. This combination enables higher switching frequencies and increased accuracy of complex, mixed analog/digital circuits due to the superior analog behavior of bipolar transistors while at the same time preserving the high integration density and low power characteristics of CMOS circuits. Ideal for RF system circuits in mobile phones, security electronics, automotive applications and in industrial measurement and control systems.

bit — *Binary digit.* A computational quantity that can take one of two values, such as true and false or 0 and 1 Microprocessors and computers use binary representations (via bits) of numbers and signals in order to carry out their computations.

CAD — *Computer Aided Design.* A general term referring to applications and the methods used to design various kinds of products. In the case of semiconductors, CAD tools are used to design, simulate and verify the microelectronic circuits, which are then produced on silicon.

CD — *Compact Disc.* A digital storage medium holding up to 900 Mbyte of digital data. Initially, CDs were primarily used for audio records.

CDMA — *Code Division Multiple Access.* CDMA is a "spread spectrum" technology, which means that it spreads the information contained in a particular signal over a much greater bandwidth than the original signal. When used in a cellular telephone system, CDMA technology offers numerous benefits, including, for example, a capacity increase of 8 to 10 times over that of older systems, an improved call quality and bandwidth on demand options.

chip — Microelectronic circuit incorporating many (up to many millions) of basic elements integrated together on a single piece of monolithic semiconductor material (usually silicon). A large number (hundreds to thousands) of such chips having a rectangular shape measuring one to a few mm along the side are produced on a single silicon wafer and then cut apart at the end of the production. These chips are exposed to the outside world and encapsulated in plastic material.

CMOS .... *Complementary Metal Oxide Semiconductor.* A semiconductor process technology that uses two types (NMOS and PMOS) of transistors which enable chips with high integration density and low power consumption. Today CMOS is the most used technology for highly integrated circuits.

codec .... *Coder/Decoder.* Codecs are integrated circuits that include coding and decoding functions. These functions usually include analog-to-digital conversion and digital-to-analog conversion, as well as, digital signal processing on a single chip.

CPU .... *Central Processing Unit.* A section of a computer responsible for the execution of programs, which manipulates data, generates control signals and stores results.

digital .... Representation of a signal in the form of a sequence of numeric values (bits, bytes), which enables very simple transmission and processing of the signals in digital computers. Digital ICs store and process information in this form and carry out arithmetic or logical operations.

DVD .... *Digital Versatile Disc, or Digital Video Disc.* A digital storage medium holding up to eight Gigabytes of digital data. Initially DVDs have been primarily used for video recordings.

embedded applications .... Applications that have been integrated with other functions, mainly processing capabilities, on a single integrated circuit.

EMC .... *Electromagnetic Compatibility.* Stringent standards aimed at ensuring that devices and systems withstand electromagnetic interference without losing their function. This comprises the emission of and the susceptibility to electromagnetic signals.

EEPROM .... *Erasable, Electrically Programmable Read-Only-Memory.* A memory element that can be reprogrammed many times and keeps its contents even when the power is turned off. Used, for example, in storing telephone numbers in mobile phones or customized code for microcontrollers with update capability, e.g. via remote access.

EPROM .... *Electrically Programmable Read-Only-Memory.* A memory element that can be programmed once and keeps its contents even when its power source is turned off. Used, for example, in storing calibration parameters in measurement systems or as customized code in microcontrollers.

fab .... *Semiconductor fabrication facility.* Also known as "*wafer fab*"; the production facility where raw silicon wafers are processed up to the point when they contain the final chips. Packaging of the chips is done afterwards in a packaging and assembly facility. Fabs have to be operated under strict contamination and climate condition controls.

fabless .... Short for *fabricationless*; a business model used in the semiconductor industry, where the manufacture (or fabrication) of ICs is subcontracted to an external partner silicon foundry.

flash .... Non-volatile memory (i.e. data are retained even without a voltage supply), in which a large area of memory cells can be written or erased at the same time. Flash is used for storing programs or data when updating of these data is needed.

foundry .... Short for *"silicon foundry"*; a semiconductor manufacturer that produces ICs for third parties. Foundries have become very popular throughout the last 10 years as the fabless business model has been widely adopted in the industry.

GSM .... *Global System for Mobile Communications.* A standard for digital cellular phone networks, which was initially developed by European companies and is widely used throughout the world today.

Hit-Kit .... *High performance Interface Tool Kit.* The brand name of austriamicrosystems for their tool set provided for designers to develop their own integrated circuits based on austriamicrosystems' technologies. It consists of library elements for circuit design and layout, component models, process-specific parameters and interfaces for the CAD software.

ICs .... *Integrated Circuits.* Semiconductor device incorporating many (up to many millions) of basic elements integrated together on a single piece of monolithic silicon performing a desired function.

IDM .... *Integrated Device Manufacturer.* A semiconductor company performing all necessary design and production steps from product definition to final testing. This is the more traditional business model of the semiconductor industry as compared to the fabless model.

IP .... *Intellectual Property.* A variety of intangible assets such as patents, copyrights, process steps and recipes, but also predesigned circuit blocks or libraries. IP rights are a significant factor of competitive advantage in the semiconductor industry.

ISO .... *International Standards Organization.* The international organisation responsible for developing and maintaining worldwide standards for manufacturing, environmental protection, computers, data communications, and many other fields.

ISO 14001 .... An ISO environmental protection compliance standard. Possession of a ISO 14001 certification has become very important for selling products and services in many industries.

LED Drivers .... *Light Emitting Diode Drivers.* Control circuits used for supplying controllable, regulated current to light emitting diodes in order to adjust the lighting of displays of products such as mobile phones.

MEMS .... *Micro Electromechanical Systems.* These systems contain miniaturized mechanical structures and electronic circuitry in close proximity or even on the same chip. They are used, for example, in sensors in harsh environments in automotive and industrial applications (involving forces such as acceleration and pressure).

microprocessor .... A computer, which has its entire CPU integrated on one chip. Usually these are highly complex and powerful programmable processing elements, commonly known as the core of personal computers and workstations.

microcontroller .... A complete, miniaturized computer (including CPU, memory and peripherals) on one chip. These programmable devices are mainly used for self contained control applications in industrial and automotive applications and the user interfaces of communication devices.

micron (*μm*) .... *Micrometer.* One millionth of a meter or one thousandth of a millimeter.

mixed-signal ASIC .... An application specific circuit, which processes analog and digital signals together on an IC and converts analog into digital signals if needed.

MP3 .... *MPEG Audio Layer 3.* An audio compression technology that is part of the MPEG-1 and MPEG-2 specifications. MP3 uses perceptual audio coding to compress CD-quality sound by a factor of 12, while providing almost the same fidelity.

ODM .... *Original Design and Manufacturing company.* A manufacturer that sells a design and performs the resultant manufacture for an OEM.

OEM .... *Original Equipment Manufacturer.* A manufacturer that sells equipment to retail and wholesale outlets.

PDA .... *Personal Digital Assistant.* A pocket-sized personal computer.

ROM .... *Read-Only Memory.* A memory array which permanently stores information and cannot be altered.

semiconductor .... Materials with electrical characteristics lying somewhere between conductors (e.g. metals) and insulators. Their electrical properties depend strongly on the selective adding of small quantities of foreign substances (doping with impurities) and on temperature. By combining various semiconducting layers in the right way, electronic components can be manufactured to control current and voltage. The most common starting material is Silicon (Si). Germanium (Ge) and Gallium Arsenide (GaAs) are also used on occasion.

silicon .... A semiconducting material used to make wafers and widely used in the semiconductor industry as the basic material for ICs.

smartphone .... A mobile phone, which not only incorporates the basic phone function, but also other more advanced functions such as address and time management, internet access, mobile music based on MP3 and other similar functions.

SPI .... *Software Process Improvement.*

Standard Linear .... Analog standard circuits, which contain standard analog functions such as operational amplifiers, AD/DA converters and voltage references. They are produced as "off the shelf" components and are widely used by many customers.

transistor .... The basic building block of modern semiconductor microelectronics; a transistor regulates current flow or voltage.

wafer .... A disc made of a semiconducting material such as silicon, usually between 100mm and 300mm in diameter, on which ICs are placed. A wafer may contain several thousand individual ICs.

yield .... In the semiconductor manufacturing context, "yield" means the ratio of the number of usable products to the total number of products realized on a wafer, or the ratio of finished, undamaged final products after packaging and the total number of packaged chips. As with any other high-volume industrial process, semiconductor production is subject to statistical defects, which are minimized in a systematic manner.

INDEX TO FINANCIAL STATEMENTS

austriamicrosystems AG

Consolidated annual income statement for the years ended December 31, 2003, 2002 and 2001

In thousands of euro (except Earnings per Share, which are in euro)

	Note	2003	2002	2001
Revenues	1	134,352	129,180	148,217
Cost of sales		-80,734	-85,800	-90,564
Gross profit		**53,617**	**43,379**	**57,653**
Research and development	2	-30,900	-31,255	-25,512
Selling, general and administrative		-21,378	-21,177	-20,926
Other operating income	3	4,754	5,344	2,296
Other operating expense	4	-1,196	-2,728	-559
Impairment and restructuring	5	0	-86,359	-2,778
Result from operations		**4,898**	**-92,796**	**10,174**
Net financing cost	7	-5,276	-4,818	-2,669
Income/loss before tax		**-378**	**-97,613**	**7,505**
Income tax expense/benefit	8	934	36,607	-1,858
Net income/loss		**556**	**-61,006**	**5,647**
Basic = diluted Earnings per Share	24	0.19	-20.34	1.88

austriamicrosystems AG

Consolidated annual balance sheet as of December 31, 2003, 2002 and 2001

In thousands of euro

	Note	2003	2002	2001
Assets:				
Cash and cash equivalents	9	7,674	8,183	1,760
Short-term investments	10	7,258	0	0
Trade receivables	11	37,408	24,067	22,599
Inventories	12	24,447	16,773	17,811
Other receivables and assets	13	4,491	6,964	4,450
Total current assets		**81,278**	**55,987**	**46,621**
Property, plant and equipment	14	111,339	116,952	211,037
Intangible assets	15	11,451	8,430	5,354
Investments and securities	16	1,472	1,270	1,976
Deferred tax assets	17	45,415	44,448	7,710
Other long-term assets		54	48	75
Total non-current assets		**169,732**	**171,148**	**226,152**
Total assets		**251,010**	**227,135**	**272,773**
Liabilities and shareholders' equity:				
Liabilities				
Interest-bearing loans and borrowings	18	39,189	34,188	37,182
Trade liabilities		9,840	15,312	32,730
Provisions	19	14,859	9,652	12,819
Other liabilities	21	12,202	8,709	7,043
Total current liabilities		**76,090**	**67,861**	**89,774**
Interest-bearing loans and borrowings	18	89,086	86,688	50,107
Employee benefits	22	7,202	6,697	5,958
Deferred government grants	20	9,574	0	0
Other long term liabilities	21	2,492	0	0
Total non-current liabilities		**108,355**	**93,386**	**56,065**
Shareholders' equity:				
Issued capital	23	21,802	21,802	21,802
Share premium		54,017	53,836	53,836
Translation adjustment		-88	-28	12
Retained earnings		-9,166	-9,722	51,284
Total shareholders' equity and reserves		**66,565**	**65,888**	**126,934**
Total liabilities and shareholders' equity		**251,010**	**227,135**	**272,773**

austriamicrosystems AG

Consolidated annual statement of cash flows for the years ended December 31, 2003, 2002 and 2001

In thousands of euro

	Note	2003	2002	2001
Operating activities				
Income/loss before tax		-378	-97,613	7,505
Depreciation (net of government grants)	14,15	20,587	24,464	17,441
Impairment loss	5	0	78,270	2,778
Changes in employee benefits		505	740	822
Changes in other long-term liabilities	21	2,492	0	0
Gain/loss from sale of plant and equipment	3	-197	65	213
Gain/loss from sale of investments and securities		0	0	-82
Net financing cost		5,276	4,818	2,669
Changes in current assets		-16,077	2,125	-3,766
Changes in short-term operating liabilities and provisions		756	-4,150	1,730
Tax Payments		-32	-131	-830
Cash flows from operating activities		**12,932**	**8,588**	**28,480**
Investing activities				
Acquisition of intangibles, property, plant and equipment		-23,250	-32,849	-112,268
Government grants received		15,183	4,947	12,113
Acquisition of short-term investments		-7,543	0	0
Proceeds from sale of plant and equipment		820	220	365
Proceeds from the sale of investments		0	733	4,264
Interest received		438	601	951
Cash flows from investing activities		**-14,352**	**-26,348**	**-94,575**
Financing activities				
Proceeds from borrowings		23,794	55,641	64,595
Repayment of borrowings		-16,915	-25,477	-8,242
Repayment of finance lease liabilities		-643	-563	0
Interest paid		-5,429	-5,418	-3,312
Changes resulting from merger		104	0	0
Cash flows from financing activities		**911**	**24,183**	**53,041**
Net increase in cash and cash equivalents		-509	6,423	-13,054
Cash and cash equivalents at January 1,		8,183	1,760	14,814
Cash and cash equivalents at December 31,		**7,674**	**8,183**	**1,760**

austriamicrosystems AG

Consolidated annual statement of changes in shareholders' equity for the years ended December 31, 2003, 2002 and 2001

In thousands of euro

	Issued capital	Additional paid-in capital	Translation adjustment	Retained earnings	Total shareholders' equity
Total equity as of January 1, 2001	**21,802**	**53,836**	**0**	**45,637**	**121,275**
Net income	0	0	0	5,647	5,647
Translation adjustment	0	0	12	0	12
Total equity as of December 31, 2001	**21,802**	**53,836**	**12**	**51,284**	**126,934**
Net income	0	0	0	-61,006	-61,006
Translation adjustment	0	0	-40	0	-40
Total equity as of December 31, 2002	**21,802**	**53,836**	**-28**	**-9,722**	**65,888**
Net income	0	0	0	556	556
Translation adjustment	0	0	-60	0	-60
Merger	0	182	0	0	182
Total equity as of December 31, 2003	**21,802**	**54,017**	**-88**	**-9,166**	**66,565**

austriamicrosystems AG

Notes to consolidated annual financial statements as of and for the years ended December 31, 2003, 2002 and 2001

Significant accounting policies

austriamicrosystems AG ("the Company") is a company located in Unterpremstätten, Austria. The Company is a global leader in the design, manufacture and sale of high performance analog and analog intensive mixed signal integrated circuits tailored to meet specific customer applications. The consolidated financial statements for the year ended December 31, 2003, 2002 and 2001 represent the parent company austriamicrosystems AG and its subsidiaries (together referred to as the "Group").

(a) Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the International Financial Reporting Committee.

(b) Basis of preparation

The financial statements are presented in euro and rounded to the nearest thousand. The use of automated calculation systems may lead to rounding differences in totals of rounded amounts and percentages. They are prepared on a historical cost basis except for derivative financial instruments, investments and securities, which are stated at their fair value.

(c) Basis of consolidation

(i) Subsidiaries

Subsidiaries are all enterprises controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

(ii) Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealised gains arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised losses are eliminated in an identical manner as unrealised gains, but only to the extent that there is no evidence of impairment.

(d) Foreign currency

(i) Foreign currency transactions

Transactions in foreign currencies are translated into euro at the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into euro at the foreign exchange rate prevailing at that date. Foreign exchange differences arising on translation are recognized in the income statement. Amounts recognized in the income statement were a net loss of euro 251 thousand, a net loss of euro 907 thousand and a net gain of euro 2,124 thousand in 2003, 2002 and 2001, respectively.

(ii) Financial statements of foreign entities

The Group's foreign entities are not considered an integral part of the Company's operations. Accordingly, the assets and liabilities of foreign entities are translated into euro at foreign exchange rates prevailing at the balance sheet date. The revenues and expenses of foreign operations are translated into euro at rates approximating the foreign exchange rates prevailing on the dates of the transactions.

(e) Derivative financial instruments and hedging

The Group uses interest rate swaps, options and forward exchange contracts to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities.

Derivative financial instruments are initially recognized at cost. Subsequent to initial recognition, derivative financial instruments are stated at fair value.

The fair value of interest rate swaps is the estimated amount that the Group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counter parties. The fair value of forward exchange contracts is their quoted market price at the balance sheet date.

(f) Hedging

As not all of the criteria for hedge accounting outlined in IAS 39.142 are met, all changes in the fair value of derivative financial instruments are recognized in the income statement.

(g) Property, plant and equipment

(i) Owned assets

Items of property, plant and equipment are stated at cost less accumulated depreciation (see below) and impairment losses (refer to accounting policy m) and net of related government grants. The cost of self-constructed assets includes the cost of materials, direct labour and an appropriate proportion of production overheads.

(ii) Leased assets

Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Plant and equipment acquired by way of finance leases is stated at an amount equal to the lower of its fair value and the present value of the minimum lease payments at the inception of the lease, less accumulated depreciation (see below) and impairment losses (refer to accounting policy m). Lease payments are accounted for in accordance with accounting policy t.

(iii) Subsequent expenditures

Expenditure incurred to replace a component of an item of property, plant and/or equipment that is accounted for separately, including major inspection and overhaul costs, is capitalised. Other subsequent expenditures are capitalised only when the future economic benefits embodied in the item of property, plant and equipment increases. All other expenditures are recognized in the income statement as an expense when incurred.

(iv) Depreciation

Depreciation is charged to the income statement on a straight-line basis over the estimated useful life of the assets. Land is not depreciated. The estimated useful life is as follows:

Buildings	25 – 33 years
Plants, technical equipment and machines	5 – 12 years
Other equipment	4 – 10 years

(h) Intangible assets

(i) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is expensed as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised if the product or process is technically and commercially feasible and the Group has sufficient resources to complete development. No such expenditures have been capitalized so far.

(ii) Intangible assets acquired by the Group

Intangible assets, which are acquired by the Group, are stated at cost less accumulated amortisation (see below) and impairment losses (refer to accounting policy m).

(iii) Subsequent expenditures

Subsequent expenditures on capitalised intangible assets are capitalised only when the future economic benefits embodied in the specific asset to which it relates increases. All other expenditures are expensed when incurred.

(iv) Amortisation

Amortisation is charged to the income statement on a straight-line basis over the estimated useful life of the assets. The estimated useful life is from 3 – 10 years.

(i) Investments in securities

Investments in securities held by the Group are classified as available-for-sale and are stated at fair value, with any resultant gain or loss recognized in the income statement. The fair value of investments held for trading and investments available-for-sale is their quoted bid price at the balance sheet date.

(j) Trade and other receivables

Trade and other receivables are stated at cost less impairment losses (refer to accounting policy m).

(k) Inventories

Inventories are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expense.

The cost of inventories is based on the first-in first-out principle and includes expenditures incurred in their acquisition as well as bringing them to their existing location and condition. For manufactured inventories and work in progress, cost includes an appropriate share of overhead based on normal operating capacity.

(l) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits.

(m) Impairment

The carrying amounts of the Group's assets, other than inventories (refer to accounting policy k) and deferred tax assets (refer to accounting policy u), are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. For intangible assets that are not yet available for use, the recoverable amount is estimated at each balance sheet date. An impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.

(i) Calculation of recoverable amount

The recoverable amount of the Group's investments in held-to-maturity securities and receivables is calculated as the present value of expected future cash flows, discounted at the original effective interest rate inherent in the asset. Short-term receivables are not discounted.

The recoverable amount of other assets is the higher of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

(ii) Reversals of impairment

An impairment loss on available-for-sale investments or receivables is reversed if the subsequent increase in the recoverable amount can be related objectively to an event occurring after the impairment loss was recognized. In respect to other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is only reversed to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognized.

(n) Dividends

Dividends are recognized as a liability in the period in which they are declared.

(o) Interest-bearing borrowings

Interest-bearing borrowings are initially recognized at cost, less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognized in the income statement over the borrowing period on an effective interest basis.

(p) Employee benefits

(i) Defined benefit plans

According to Austrian labour regulations, employees who joined the Company prior to December 31, 2002, are entitled to receive severance payments equal to a multiple of their monthly compensation, which comprises fixed plus variable amounts such as overtime and bonus payments. Maximum severance is equal to a multiple of twelve times the eligible monthly compensation.

The obligation for such severance payments is measured using the projected unit credit method. The discount rate is the yield at the balance sheet date on AAA credit-rated bonds that have maturity dates approximating the terms of the Group's obligations. All actuarial gains and losses are recognized immediately.

(ii) Defined contribution plans

For all employees who entered into an employment contract after December 31, 2002, the Company is obliged to contribute 1.53% of their monthly remuneration to an employee benefit fund. There is no additional obligation for the Company. Therefore, this plan constitutes a defined contribution plan. Contributions are recognized as an expense in the income statement as incurred.

(iii) Other long-term employee benefits

All employees are eligible for long-term service benefits. Under this plan, eligible employees receive a cash bonus after a specified service period. The bonus equals one to three months salary, depending on the number of years of service. The amount recognized as a liability from this compensation is measured using the projected unit credit method. Actuarial assumptions are identical to those applied for defined benefit plans. All actuarial gains and losses are recognized immediately.

(iv) Stock Option Plan

The board approved a Stock Option Plan for the purposes of providing stock options to key employees of the Company and its subsidiaries on October 31, 2002. At a strike price of euro 18 per share, 45,910 and 11,330 options were granted in 2002 and 2003, respectively. One option entitles the holder to receive one share of the Company. On the first day of issue, 33% of the options may be exercised, 33% one year later and 33% after two years. However, the earliest possible date of exercise is the first day that the Company's shares are traded on a recognized Stock Exchange or following a Trade Sale. The latest possible exercise date is January 1, 2012. The Company has concluded an agreement with its parent company, AMS Holding s.à.r.l, Luxembourg, under which the issued Options can be purchased from the parent at an agreed upon price of euro 18 per share. Due to this agreement, no amounts were recognized in the balance sheet and income statement.

(q) Provisions

A provision is recognized on the balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

(i) Warranties

A provision for warranties is recognized when a warranty claim is received from a customer. The amount recognized is the best estimate of the expenditure required to settle the claim based on historical experience.

(ii) Restructuring

A provision for restructuring is recognized when the Group has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been publicly announced. Costs relating to the ongoing activities of the Group are not provided for.

(iii) Onerous contracts

A provision for onerous contracts is recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

(r) Trade and other payables

Trade and other payables are stated at cost.

(s) Revenue

(i) Goods sold and services rendered

Revenue from the sale of goods is recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue from services rendered is recognized in the income statement in proportion to the stage of completion of the transaction at the balance sheet date. The stage of completion is assessed by reference to surveys of work performed. No revenue is recognized if there are significant uncertainties regarding recovery of the consideration due, associated costs or the possible return of goods.

For certain sales transactions, the buyer requests the Company to delay physical delivery of the goods sold ("Bill and hold Sales"). In such cases, revenue is recognized when the buyer takes title to the goods, it is probable that delivery will be made, the item is on hand, identified and ready for delivery, the buyer specifically acknowledges the deferred delivery instructions and the usual payment terms apply.

(ii) Government grants

A government grant is initially recognized in the balance sheet when there is reasonable assurance that it will be received and that the Group will comply with the underlying conditions. Grants that compensate the Group for expenses incurred are recognized as revenue in the income statement on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are deducted from the initial cost of an asset and recognized in the income statement as reduced depreciation on a systematic basis over the useful life of the asset.

In 2002, the Austrian Government introduced a specific grant based on the increase of capital expenditures made during a business year. This grant is paid through a credit to the Company's income tax account and is presented on the balance sheet as deferred income. Recognition of this income matches the related depreciation and impairment charges, if any, of the underlying capital expenditures.

(t) Expense

(i) Operating lease payments

Payments made under operating leases are recognized in the income statement on a straight-line basis over the lease term. Lease incentives received are recognized in the income statement as an integral part of the total lease payments made.

(ii) Net financing cost

Net financing costs comprise interest payable on borrowings, interest receivable on funds invested and dividend income, foreign exchange gains and losses, and gains and losses on derivative financial instruments related to financing activities.

Interest income is recognized in the income statement as it accrues, taking into account the asset's effective yield. Dividend income is recognized in the income statement on the date that the dividend is declared.

All interest and other costs incurred in connection with borrowings are expensed as incurred as part of net financing cost. The interest expense component of finance lease payments is recognized in the income statement using the effective interest method.

(u) Income tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly to equity, in which case it is recognized in equity.

Current tax is the expected tax payable on taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is accounted for using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Deferred tax assets and liabilities for temporary differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future are not recognized. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the unused tax losses and credits can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Notes to the consolidated annual financial statements

1. Segment reporting and revenues

Segment information is presented in respect to the Group's business and geographical segments. The primary reporting format, business segments, comprises Analog/Mixed-Signal Products ("Products") and Full Service Foundry & Other ("Foundry & Other"). The "Products" segment includes the design and distribution of custom Integrated Circuits (ICs), known as Applications Specific Integrated Circuits (ASICs), Application Specific Standard Products (ASSPs) and Standard Linear ICs to a variety of customers. These customers are mainly in the Communications, Industrial, Medical, and Automotive markets. Under the "Foundry & Other" segment we show manufacturing for the "Products" segment as well as for third party foundry customers. The secondary reporting format is structured by the three regions in which sales occur: "EMEA" (including Europe, Middle East, Africa), "Asia/Pacific" and "Americas".

Segment results and assets include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise items included in net financing cost. The Group does not record liabilities by segment. Therefore, liabilities are not allocated to segments.

Inter-segment pricing is determined on an arm's length basis.

Segment capital expenditure is the total cost incurred (net of government grants) during the period to acquire segment assets that are expected to be used for more than one period.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

Segment reporting and revenues (continued)

Business segments

In thousands of euro	Products 2003	Products 2002	Products 2001	Foundry & Other 2003	Foundry & Other 2002	Foundry & Other 2001	Eliminations 2003	Eliminations 2002	Eliminations 2001	Consolidated 2003	Consolidated 2002	Consolidated 2001
Revenue from external customers:	114,239	109,115	115,806	20,113	20,065	32,411				134,352	129,180	148,217
Inter-segment revenue				63,386	59,464	65,674	-63,386	-59,464	-65,674	0	0	0
Total revenue	**114,239**	**109,115**	**115,806**	**83,498**	**79,529**	**98,085**	**-63,386**	**-59,464**	**-65,674**	**134,352**	**129,180**	**148,217**
EBIT (profit/loss from operations)	**5,835**	**11,400**	**4,403**	**-937**	**-104,195**	**5,771**				**4,898**	**-92,796**	**10,174**
Net financing cost										-5,276	-4,818	-2,669
Income tax expense										934	36,607	-1,858
Net profit/loss for the year										**556**	**-61,006**	**5,647**
Segment assets	32,723	20,594	23,118	218,287	206,540	249,655				**251,010**	**227,135**	**272,773**
Capital expenditure (net of government grants)	71	995	1,494	18,604	11,016	123,054				**18,675**	**12,011**	**124,548**
Depreciation (net of government grants)	702	878	811	19,885	101,856	19,408				**20,587**	**102,734**	**20,219**
Thereof impairment charge					78,270	2,778					78,270	2,778

Geographical segments

In thousands of euro	EMEA 2003	EMEA 2002	EMEA 2001	AMERICAS 2003	AMERICAS 2002	AMERICAS 2001	ASIA/PACIFIC 2003	ASIA/PACIFIC 2002	ASIA/PACIFIC 2001	Consolidated 2003	Consolidated 2002	Consolidated 2001
Revenue from external customers	112,214	97,757	115,606	16,808	22,969	22,021	5,330	8,454	10,590	**134,352**	**129,180**	**148,217**
Segment assets	250,656	226,774	272,299	338	352	474	16	9	0	**251,010**	**227,135**	**272,773**
Capital expenditure (net of government grants)	18,666	11,991	124,524	1	9	24	9	10	0	**18,675**	**12,011**	**124,548**

Segment reporting and revenues (continued)

In thousands of euro	2003	2002	2001
Revenues from production	120,646	112,904	128,218
Revenues from research and development projects	13,706	16,276	19,999
	134,352	**129,180**	**148,217**
Thereof revenues from Bill & Hold transactions	4,739	0	0

Revenues from research and development projects relate to research and development expenses as outlined under Note 2.

2. Research and development

In thousands of euro	2003	2002	2001
Personnel expense	10,020	11,303	10,251
Material	7,920	9,398	6,386
Provisions for loss contracts	5,498	2,565	1,817
Software licenses	3,417	3,187	2,688
Purchased Services	2,156	2,328	1,487
Depreciation and amortization	1,464	1,946	1,958
Other	425	527	926
	30,900	**31,255**	**25,512**

3. Other operating income

In thousands of euro	2003	2002	2001
Government grants related to R&D expenses	1,960	2,417	1,541
Other government grants related to expenses	395	0	0
Amortization of government grants related to assets	500	0	0
Reversal of provisions	838	1,418	0
Insurance refunds	274	789	425
Gain from disposal of assets	197	286	213
Other	589	434	117
	4,754	**5,344**	**2,296**

4. Other operating expense

In thousands of euro	2003	2002	2001
Accruals for product related claims	1,050	469	0
Allowance for bad debts	101	906	471
Damages	0	1,272	0
Other	45	81	88
	1,196	**2,728**	**559**

Expenses from damages related to the new production line in 2002 have been recovered from insurance contracts in an amount of euro 709 thousand.

5. Impairment and restructuring

In thousands of euro	2003	2002	2001
Impairment	0	78,270	2,778
Restructuring	0	8,089	0
	0	**86,359**	**2,778**

In 2001, due to cost improvement considerations, management decided to close the plastic assembly line used for microchip packaging. An amount of euro 2,778 thousand was recognized as an impairment expense in the 2001 income statement.

In 2002, austriamicrosystems was hit by the global downturn in the semiconductor industry and had to accept a decrease in sales of 13%. The Company decided to undergo a restructuring program and to reassess the recoverable amount of certain production assets. The restructuring program comprised a reduction in headcount, cost reductions, changes in management and operational and organisational improvements in the company.

The employment contract of the former CEO was terminated. As a result, a lawsuit was filed against the Company for severance payments as well as for salary and bonuses up until the end of his contracted term. As of December 31, 2003 and 2002, the Company has recognized a provision for the estimated expenditures required to settle these claims.

The new management engaged an external consultant to verify the future usability of FAB B, the wafer manufacturing facility completed in 2002. As a result, the carrying amount of FAB B was reduced to its recoverable amount, which was determined by its value in use. Value in use was measured based on discounted future cash flows expected to be derived from the continuing use of FAB B and its ultimate disposal, applying a discount rate of 8.5%. The resulting impairment loss amounted to euro 78,270 thousand (thereof euro 2,375 thousand are related to intangible assets under construction [see also Note 15]).

6. Personnel expense

In thousands of euro	2003	2002	2001
Wages and salaries	36,858	38,923	41,135
Compulsory social security contributions	9,277	9,724	10,247
Contributions to defined contribution plans	10	0	0
Increase in provision for severance payments	416	1,940	1,242
Increase in provision for long-service benefits	185	164	68
Other employee benefits	230	280	215
	46,976	**51,031**	**52,907**
Average number of employees	**808**	**861**	**933**

7. Net financing cost

In thousands of euro	2003	2002	2001
Interest expense	5,480	5,410	3,719
Interest income	-439	-603	-954
Available-for-sale investments:			
Gain on disposal	0	0	-132
Revaluation to fair value	267	22	23
Derivative financial instruments:			
Revaluation to fair value	-32	-11	11
	5,276	**4,818**	**2,669**

8. Income tax expense/benefit

Recognized in the income statement

In thousands of euro	2003	2002	2001
Current tax expense:			
Current year	75	131	166
Under/(over) provided in prior years	-43	0	664
	32	**131**	**830**
Deferred tax expense/benefit:			
Origination and reversal of temporary differences	25,605	-25,635	1,046
Benefit of tax losses recognized	-26,571	-11,103	-17
	-966	-36,738	1,028
Total income tax expense/benefit in income statement	**-934**	**-36,607**	**1,858**

Reconciliation of effective tax expense

In thousands of euro	2003	2002	2001
Income/loss before tax	**-378**	**-97,613**	**7,505**
Income tax using the domestic income tax rate (34%)	-128	-33,189	2,552
Reconciliation to effective tax expense			
Non taxable income	-170	-41	0
Tax incentives (mainly related to R&D)	-685	-2,177	-1,368
Effect of tax rates in foreign jurisdictions	-38	-14	-3
Change in tax status for severance payments	0	-1,204	0
Under/(over) provided in prior years	-43	0	664
Non-deductible expense	58	15	10
Other	72	3	4
	-934	**-36,607**	**1,858**

9. Cash and cash equivalents

In thousands of euro	2003	2002	2001
Bank deposits	7,668	8,168	1,750
Cash on hand	6	15	10
	7,674	**8,183**	**1,760**

10. *Short-term investments*

Short-term investments comprise of available-for-sale investments in market money funds. Their acquisition cost amount to euro 7,543 thousand and the change in their market value of euro 285 thousand is recognized in net financing cost. Interest income amounted to euro 212 thousand.

11. Trade receivables, net

In thousands of euro	2003	2002	2001
Gross	37,956	25,210	23,186
Allowance for bad debt	-548	-1,143	-587
	37,408	**24,067**	**22,599**

Allowance for bad debt developed as follows:

In thousands of euro	2003	2002	2001
Balance at the beginning of the period	1,143	587	685
Consumption	-689	-198	-539
Reversal	-77	-153	-144
Additions	171	907	585
Balance at the end of the period	548	1,143	587

12. Inventories

In thousands of euro	2003	2002	2001
Unfinished goods	16,680	9,499	9,649
Finished goods	4,080	5,074	4,030
Raw materials and supplies	2,457	1,200	2,042
Work in progress	1,230	999	2,091
	24,447	**16,773**	**17,811**

Inventories stated at net realizable value were euro 2,045 thousand, 2,037 thousand and 1,883 thousand in 2003, 2002 and 2001, respectively.

13. Other receivables and assets

In thousands of euro	2003	2002	2001
Government grants related to assets	1,861	5,108	0
Government grants related to R&D expenses	1,183	271	532
Amounts due from tax authorities	853	350	2,573
Prepaid expenses	169	1,125	409
Derivative financial instruments at fair value	32	0	451
Other	393	110	485
	4,491	**6,964**	**4,450**

14. **Property, plant and equipment**

In thousands of euro	Land and buildings	Plant and equipment	Fixtures and equipment	Under construction	Government grants	Total
Cost						
Balance at January 1, 2003	**63,429**	**256,851**	**24,620**	**22,028**	**-22,901**	**344,027**
Effect of movements in foreign exchange rates	0	0	-57	0	0	-57
Additions	79	10,875	851	2,067	-1,861	12,012
Transfers	-160	21,883	2	-21,885	160	0
Disposals	-8	-8,140	-683	-143	0	-8,974
Balance at December 31, 2003	**63,341**	**281,470**	**24,733**	**2,067**	**-24,602**	**347,009**
Depreciation and impairment losses						
Balance at January 1, 2003	**32,337**	**177,283**	**18,864**	**11,344**	**-12,753**	**227,076**
Effect of movements in foreign exchange rates	0	0	-33	0	0	-33
Depreciation charge for the year	1,797	13,621	2,784	0	-1,194	17,008
Transfers	0	11,344	0	-11,344	0	0
Impairment losses	0	0	0	0	0	0
Disposals during the year	-8	-7,732	-641	0	0	-8,381
Balance at December 31, 2003	**34,127**	**194,516**	**20,974**	**0**	**-13,947**	**235,669**
Carrying amount						
At January 1, 2003	**31,092**	**79,569**	**5,756**	**10,684**	**-10,149**	**116,952**
At December 31, 2003	**29,214**	**86,954**	**3,760**	**2,067**	**-10,655**	**111,339**

	Land and buildings	Plant and equipment	Fixtures and equipment	Under construction	Government grants	Total
Cost						
Balance at January 1, 2002	**26,983**	**144,068**	**21,273**	**168,195**	**-12,846**	**347,673**
Effect of movements in foreign exchange rates	0	0	-11	0	0	-11
Additions	869	8,589	796	4,948	-10,056	5,146
Transfers	35,577	107,114	4,604	-151,115	0	-3,820
Disposals	0	-2,919	-2,041	0	0	-4,960
Balance at December 31, 2002	**63,429**	**256,851**	**24,620**	**22,028**	**-22,901**	**344,027**
Depreciation and impairment losses						
Balance at January 1, 2002	**12,500**	**108,749**	**15,578**	**0**	**-192**	**136,636**
Effect of movements in foreign exchange rates	0	0	-7	0	0	-7
Depreciation charge for the year	1,610	19,282	3,063	0	-2,132	21,824
Transfers	0	0	0	0	0	0
Impairment losses	18,227	52,170	1,986	11,344	-10,429	73,298
Disposals during the year	0	-2,919	-1,756	0	0	-4,675
Balance at December 31, 2002	**32,337**	**177,283**	**18,864**	**11,344**	**-12,753**	**227,076**
Carrying amount						
At January 1, 2002	**14,483**	**35,318**	**5,695**	**168,195**	**-12,654**	**211,037**
At December 31, 2002	**31,092**	**79,569**	**5,756**	**10,684**	**-10,149**	**116,952**

	Land and buildings	Plant and equipment	Fixtures and equipment	Under construction	Government grants	Total
Cost						
Balance at January 1, 2001	**26,209**	**142,341**	**19,106**	**52,471**	**-7,193**	**232,934**
Effect of movements in foreign exchange rates	0	0	16	0	0	16
Additions	813	7,457	3,933	115,724	-5,653	122,275
Transfers	0	0	0	0	0	0
Disposals	-39	-5,731	-1,782	0	0	-7,552
Balance at December 31, 2001	**26,983**	**144,068**	**21,273**	**168,195**	**-12,846**	**347,673**
Depreciation and impairment losses						
Balance at January 1, 2001	**11,689**	**98,618**	**15,122**	**0**	**0**	**125,429**
Effect of movements in foreign exchange rates	0	0	11	0	0	11
Depreciation charge for the year	840	12,534	2,210	0	-192	15,391
Transfers	0	0	0	0	0	0
Impairment losses	0	2,778	0	0	0	2,778
Disposals during the year	-28	-5,181	-1,765	0	0	-6,974
Balance at December 31, 2001	**12,500**	**108,749**	**15,578**	**0**	**-192**	**136,636**
Carrying amount						
At January 1, 2001	**14,521**	**43,723**	**3,984**	**52,471**	**-7,193**	**107,505**
At December 31, 2001	**14,483**	**35,318**	**5,695**	**168,195**	**-12,654**	**211,037**

Leased plant and machinery

The Group leases production equipment under a number of finance lease agreements. At the end of each lease the Group has the option to purchase the equipment at a beneficial price. At December 31, 2003 the net carrying amount of leased plant and machinery was euro 3,891 thousand (2002: euro 3,422 thousand, 2001: euro 0). The leased equipment secures the lease obligations.

At the end of 2003, the Company entered into a sale and leaseback agreement regarding computer hardware and related services effective January 1, 2004. This lease contract contains a minimum lease term of 10 years. Due to the fact that this lease is classified as a finance lease, the related assets were not removed from the balance sheet. At December 31, 2003, payments in connection with the purchase of the assets amounting to euro 3,072 thousand have already been received and are included in other liabilities. No gain or loss resulted from this transaction.

As of December 31, 2003, commitments for the acquisition of property, plant and equipment and intangible assets amounted to euro 4,924 thousand.

For the government grants recognized in 2003, 2002 and 2001, certain conditions such as evidence of the actual costs incurred and a future minimum number of employees apply.

15. Intangible assets

In thousands of euro	Patents & Licences	Under construction	Total
Cost			
Balance at January 1, 2003	**20,611**	**4,611**	**25,222**
Effect of movements in foreign exchange rates	0	0	0
Additions	6,649	14	6,663
Transfers	3,494	-3,494	0
Disposals	-164	0	-164
Balance at December 31, 2003	**30,590**	**1,131**	**31,721**
Amortisation			
Balance at January 1, 2003	**14,417**	**2,375**	**16,792**
Effect of movements in foreign exchange rates	0	0	0
Depreciation charge for the year	3,579	0	3,579
Transfers	1,799	-1,799	0
Disposals during the year	-101	0	-101
Balance at December 31, 2003	**19,694**	**576**	**20,270**
Carrying amount			
At January 1, 2003	**6,195**	**2,235**	**8,430**
At December 31, 2003	**10,896**	**555**	**11,451**

	Patents & Licences	Under construction	Total
Cost			
Balance at January 1, 2002	**14,537**	**0**	**14,537**
Effect of movements in foreign exchange rates	0	0	0
Additions	3,130	3,735	6,865
Transfers	2,945	876	3,820
Disposals	0	0	0
Balance at December 31, 2002	**20,611**	**4,610**	**25,221**
Amortisation and impairment losses			
Balance at January 1, 2002	**9,183**	**0**	**9,183**
Effect of movements in foreign exchange rates	0	0	0
Depreciation charge for the year	2,637	0	2,637
Impairment losses	2,597	2,375	4,972
Disposals during the year	0	0	0
Balance at December 31, 2002	**14,416**	**2,375**	**16,792**
Carrying amount			
At January 1, 2002	**5,354**	**0**	**5,354**
At December 31, 2002	**6,195**	**2,235**	**8,430**

	Patents & Licences	Under construction	Total
Cost			
Balance at January 1, 2001	**12,276**	**0**	**12,276**
Effect of movements in foreign exchange rates	0	0	0
Additions	2,273	0	2,273
Disposals	-12	0	-12
Balance at December 31, 2001	**14,537**	**0**	**14,537**
Amortisation			
Balance at January 1, 2001	**7,141**	**0**	**7,141**
Depreciation charge for the year	2,054	0	2,054
Disposals during the year	-12	0	-12
Balance at December 31, 2001	**9,183**	**0**	**9,183**
Carrying amount			
At January 1, 2001	**5,135**	**0**	**5,135**
At December 31, 2001	**5,354**	**0**	**5,354**

The amortisation charge is included in other operating expense.

In 2002 and 2003 the intangible assets under construction consist of accured external costs related to a know-how transfer which was finalized in 2003 and to external software and consulting fees for the automation of FAB B. The carrying amount of intangible assets under construction as of December 31, 2003 relates to automation software which was not fully implemented as of December 31, 2003.

For explanation of the impairment loss in 2002 refer to Note 5.

16. Investments

In thousands of euro	2003	2002	2001
Non-current investments			
Marketable securities available-for-sale, at cost	1,359	1,359	2,118
Change in fair value (realized)	-128	-145	-198
Marketable securities available-for-sale, at fair value	1,231	1,214	1,920
Shares in affiliated companies	241	56	56
	1,472	**1,270**	**1,976**

17. Deferred tax assets

Deferred tax assets are attributable to the following items:

In thousands of euro	2003	2002	2001
Property, plant and equipment	-80	24,045	89
Intangible assets	0	1,691	0
Investments	1,005	1,920	2,918
Receivables	233	279	-401
Employee benefits	2,239	2,180	436
Liabilities	-291	-309	-161
Provisions	-41	-1,138	153
Tax value of loss carry-forwards	42,350	15,779	4,676
Tax assets	**45,415**	**44,448**	**7,710**

The tax losses in Austria and the deductible temporary differences do not expire under current tax legislation.

Based on the business plan and the related tax plan of the Company it is probable that deferred tax assets recognized in the balance sheet are recovered within the next five years.

The Austrian Government has announced to reduce the corporate income tax rate from 34% currently to 25%, effective from January 1, 2005. According to IAS 12, deferred tax amounts have been measured using the 34% tax rate. Deferred tax assets/liabilities will decrease by euro 12,021 thousand if measured at the tax rate of 25%.

18. Interest-bearing loans and borrowings

In thousands of euro	2003	2002	2001
Non-current liabilities			
Secured bank loans	86,086	83,829	50,107
Finance lease liabilities	3.000	2.859	0
	89,086	**86,688**	**50,107**
Current liabilities			
Current portion of secured bank loans	38,289	33,574	21,667
Current portion of finance lease liabilities	891	563	0
Unsecured bank facility	9	51	15,515
	39,189	**34,188**	**37,182**

Terms and debt repayment schedule

2003

In thousands of euro	Total	1 year or less	2-5 years	More than 5 years
Capital Investment Loans				
euro – fixed rate loan	30,300	5,592	23,255	1,453
euro – floating rate loan	66,047	12,592	53,455	0
R & D Loans				
euro – fixed rate loan	3,753	1,466	2,287	0
euro – floating rate loan	7,560	1,924	5,636	0
Export Loan				
euro – floating rate loan	16,715	16,715	0	0
Finance lease liabilities:				
euro – floating rate loan	3,891	891	3,000	0
Bank overdrafts				
euro – floating rate loan	9	9	0	0
	128,275	**39,189**	**87,633**	**1,453**

2002

In thousands of euro	Total	1 year or less	2-5 years	More than 5 years
Capital Investment Loans				
Euro – fixed rate loan	32,239	1,938	23,034	7,267
Euro – floating rate loan	58,734	12,540	41,906	4,288
R & D Loans				
Euro – fixed rate loan	3,160	196	2,964	0
Euro – floating rate loan	6,555	2,185	4,370	0
Export Loan				
Euro – floating rate loan	16,715	16,715	0	0
Finance lease liabilities:				
Euro – floating rate loan	3,422	563	2,331	528
Bank overdrafts				
Euro – floating rate loan	51	51	0	0
	120,876	**34,188**	**74,605**	**12,083**

2001

In thousands of euro	Total	1 year or less	2-5 years	More than 5 years
Capital Investment Loans				
Euro – fixed rate loan	34,764	2,932	18,751	13,081
Euro – floating rate loan	12,052	0	8,035	4,017
R & D Loans				
Euro – fixed rate loan	2,279	121	2,158	0
Euro – floating rate loan	5,964	1,899	4,065	0
Export Loan				
Euro – floating rate loan	16,715	16,715	0	0
Finance lease liabilities:				
Euro – floating rate loan	0	0	0	0
Bank overdrafts				
Euro – floating rate loan	15,515	15,515	0	0
	87,289	**37,182**	**33,009**	**17,098**

The bank loans are secured as follows:

In thousands of euro	2003	2002	2001
Registered mortgages on land	20,000	0	0
Registrable mortgages	96,422	116,422	116,422
Securities pledged	810	1,064	1,809
Assignment of debt	20,058	20,058	20,058

In addition, the machinery of FAB B serves as collateral for bank loans.

Finance lease liabilities

In thousands of euro	2003			2002			2001		
	Payments	Interest	Principal	Payments	Interest	Principal	Payments	Interest	Principal
Less than one year....	1,070	179	891	692	129	563	0	0	0
Between one and five years	3,239	239	3,000	2,593	262	2,331	0	0	0
More than five years	0		0	543	15	528	0	0	0
	4,309	**418**	**3,891**	**3,828**	**406**	**3,422**	**0**	**0**	**0**

Under the terms of the lease agreements, no contingent rental fees are payable.

19. Provisions

In thousands of euro	Warranties	Onerous contracts	Other personnel provisions	other	Total
Balance at January 1, 2003	216	4,783	4,653	0	**9,652**
Provisions made during the year	2,196	6,045	965	0	**9,206**
Provisions used during the year	0	-1,463	-1,295	0	**-2,758**
Provisions reversed during the year	0	-1,241	0	0	**-1,241**
Balance at December 31, 2003	**2,412**	**8,124**	**4,323**	**0**	**14,859**

In thousands of euro	Warranties	Onerous contracts	Other personnel provisions	other	Total
Balance at January 1, 2002	492	4,277	4,002	4,048	**12,819**
Provisions made during the year	0	3,634	4,187	0	**7,821**
Provisions used during the year	-276	-1,685	-3,536	-4,048	**-9,545**
Provisions reversed during the year	0	-1,443	0	0	**-1,443**
Balance at December 31, 2002	**216**	**4,783**	**4,653**	**0**	**9,652**

In thousands of euro	Warranties	Onerous contracts	Other personnel provisions	other	Total
Balance at January 1, 2001	450	5,430	2,577	525	**8,982**
Provisions made during the year	426	3,071	3,637	4,048	**11,182**
Provisions used during the year	-384	-811	-2,212	-525	**-3,932**
Provisions reversed during the year	0	-3,413	0	0	**-3,413**
Balance at December 31, 2001	**492**	**4,277**	**4,002**	**4,048**	**12,819**

Warranties

A provision for warranties is recognized when a warranty claim is received from a customer. The amount recognized is the best estimate of the expenditure required to settle the claim based on historical experience.

As of December 31, 2003 a provision for warranty claims and legal costs is recognized as well as an accrual for a patent infringement claim.

All warranty claims are expected to be settled within one year.

Onerous contracts

Provisions for onerous contracts are set up when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The amount recognized as of December 31, 2003 (euro 7,707 thousand), 2002 (euro 4,000 thousand) and 2001 (euro 4,277 thousand) relates to several engineering contracts. In addition, as of December 31, 2003 (euro 417 thousand) and 2002 (euro 783 thousand) a provision for production contracts is recognized.

Other personnel provisions

Provisions for other personnel costs include profit sharing and bonuses payable within twelve months after the respective balance sheet date and sales incentives for current employees.

In addition, as of December 31, 2003 and 2002 a provision was recognized for the estimated expenditures required to settle claims of the former CEO.

Other

As of December 31, 2001, an amount of euro 4,000 thousand shown as other provisions related to derivatives that were settled during 2002.

20. Deferred government grants

In 2003, in connection with the construction of FAB B, the Company applied for a government grant. This grant awards the Company for the increase in capital expenditure over those of the previous year. In 2003, the Company received euro 10,074 thousand. According to accounting policy(s) the grant is accounted for as deferred income and recognized as a reduction of depreciation in line with the average depreciation charge for the underlying assets. The reduction in depreciation recognized in 2003 amounted to euro 500 thousand.

21. Other liabilities

In thousands of euro	Current			Non current		
	2003	2002	2001	2003	2002	2001
Prepayment from sale and lease back transaction	3,072	0	0	0	0	0
Accrued vacation days	2,907	2,719	2,663	0	0	0
Liabilities from licence agreements	1,401	0	888	2,492	0	0
Deferred income	1,464	359	650	0	0	0
Employee related liabilities	1,172	1,402	922	0	0	0
Accrued expenses	1,877	3,563	1,815	0	0	0
Other	309	666	105	0	0	0
	12,202	**8,709**	**7,043**	**2,492**	**0**	**0**

22. Employee benefits

Movements in the net liability recognized in the balance sheet:

In thousands of euro	2003		2002		2001	
	Severance payments	Long-service benefits	Severance payments	Long-service benefits	Severance payments	Long-service benefits
Present value of obligation (DBO) 1.1.	6,044	653	5,469	489	4,714	421
Expense recognized in the income statement	416	185	1,940	164	1,242	68
Payments during the year	-96	0	-1,365	0	-487	0
Present value of obligation (DBO) 12.31.	**6,364**	**838**	**6,044**	**653**	**5,469**	**489**

Expense recognized in the income statement[1]

In thousands of euro	2003		2002		2001	
Current service cost	643	65	595	59	500	52
Interest on obligation	294	33	244	24	213	21
Actuarial gain/loss	-521	87	1,102	81	529	-5
	416	**185**	**1,940**	**164**	**1,242**	**68**

The expense is recognized in the following line items in the income statement:

In thousands of euro	2003		2002		2001	
Cost of sales	204	91	951	80	609	33
Selling, general and administrative expenses	108	48	504	43	323	18
Research and development	104	46	485	41	311	17
	416	**185**	**1,940**	**164**	**1,242**	**68**

Principal actuarial assumptions at the balance sheet date (expressed as weighted averages):

	2003	2002	2001
Discount rate at December 31	5%	5%	5%
Future salary increases	3%	3%	3%
Fluctuation < 40 years of age	8%	8%	8%
Fluctuation > 40 years of age	2%	2%	2%
Retirement age - women	56.5-60	57	57
Retirement age - men	61.5-65	62	62

23. Shareholders' equity

Share capital and share premium

In thousands of shares	2003	2002	2001
Share capital	21,802	21,802	21,802
Additional paid-in capital	54,017	53,836	53,836
	75,819	**75,638**	**75,638**

The issued share capital comprises 3,000,000 ordinary shares (2002: 3,000,000, 2001: 3,000,000). All shares have no notional par value and are fully paid-in.

In 2000, the executive board has been authorized to issue an additional 1,500,000 non-par value shares. These new shares may only be issued for cash. The authorization will expire in 2005.

The executive board has been authorized to issue convertible bonds and/or warrants by May 3, 2005. To cover obligations in connection with the conversion of the bonds, the executive board has been authorized to issue up to 750,000 additional ordinary shares.

Effective September 30, 2003, Aspern Industrie Beteiligung und Beratung AG, the parent company of austriamicrosystems AG was downstream merged into the Company. This transaction resulted in a contribution of net assets amounting to euro 182 thousand and was presented as additional paid-in capital. The merger was registered on January 16, 2004.

The holders of ordinary shares are entitled to receive dividends based on the distributable net income (*Bilanzgewinn*) presented in the separate financial statements of the parent company compiled in accordance with Austrian Generally Accepted Accounting Standards (HGB) and as declared by shareholders' resolution and are entitled to one vote per share at general meetings of the Company. All shares rank equally with regard to the Company's residual assets.

The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign entities that are not integral to the operation of the Company.

24. Earnings per share

Basic earnings per share

The calculation of basic earnings per share is based on the net profit attributable to ordinary shareholders of 3,000,000 (2002: 3,000,000, 2001: 3,000,000) ordinary shares.

Net profit/loss attributable to ordinary shareholders

In euro	2003	2002	2001
Net profit/loss for the year	556,410.57	-61,006,024.29	5,646,506.27
Number of shares outstanding	3,000,000	3,000,000	3,000,000
Earnings per share	0.19	-20.34	1.88

Since there are no potential ordinary shares, dilutive earnings per share equal basic earnings per share.

25. Financial instruments

Exposure to credit, interest rate and currency risks arise in the normal course of the Group's business. Derivative financial instruments are used to reduce exposure to fluctuations in foreign exchange rates as well as interest rates. While these are subject to the risk of market rates changing subsequent to acquisition, such changes are generally offset by opposite effects on the items being hedged.

Derivative instruments are used to hedge risks associated with exchange rate and interest rate fluctuations.

All hedging activities are carried out centrally by the Group treasury department. In connection with these financial instruments, renowned national and international financial institutions provide the Group with advisory services. The creditworthiness of these institutions is continually assessed by ratings agencies.

Credit risk

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. The Group does not require collateral in respect to financial assets.

According to the Company's treasury and risk management policy, investments are allowed in liquid securities only, and solely with counter parties that have a credit rating equal to or better than the Group. Transactions involving derivative financial instruments are with counter parties with high credit ratings and with whom the Group has a signed netting agreement.

At the balance sheet date there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments in the balance sheet.

Interest rate risk

Interest rate risk—the possible fluctuation in value of financial instruments due to changes in market interest rates—arises in relation to medium- and long-term receivables and payables. The Group adopts a policy of ensuring that a significant portion of its exposure due to changes in interest rates is on a fixed rate basis. austriamicrosystems entered into an interest-rate swap agreement on October 17, 2003, effective from January 1, 2004 until December 31, 2004. Through this transaction, the variable 3-month EURIBOR is offset against the variable CHF-LIBOR.

Foreign currency risk

Foreign currency risks result from the Group´s extensive buying and selling of products outside of Austria. As a result, significant cash flows from operating activities (e.g. trade receivables and payables) denominated in foreign currencies are hedged. These hedges concern primarily transactions in US-dollar and Japanese yen.

In order to avoid currency risk, the Company utilizes forward currency contracts, option contracts as well as cross currency swaps. Transaction risk is calculated for each foreign currency and takes into account significant foreign currency receivables and payables as well as highly probable purchase commitments.

As per December 31, 2001 and December 31, 2003 respectively, austriamicrosystems holds various foreign currency swaps and options to minimize its foreign currency exposure in respect of trade receivables, trade payables and forecasted purchase commitments.

As of December 31, 2003 and 2001, the nominal amounts and fair values of derivative financial instruments are as follows:

	currency	12.31.2003 notional amount	12.31.2001 notional amount	12.31.2003 fair value	12.31.2001 fair value
		(in million)	*(in million)*	*(in thousands of euro)*	*(in thousands of euro)*
Interest-rate swap					
Liability	EUR	16.5	0	-60	0
Currency forward transaction					
Asset	USD	0	40	0	+451
Asset	JPY	472.8	0	+6	0
Liability	USD	0	20	0	-462
Liability	JPY	777.8	0	-130	0
Cross-currency swap					
Asset	USD	2.7	0	+26	0
Liability	USD	0	35	0	-4,000

There were no outstanding derivative financial instruments as of December 31, 2002. The remaining term of all derivative financial instruments is less than 1 year.

Effective interest rates and repricing analysis

In respect of interest-bearing financial liabilities, the following table indicates their effective interest rates at the balance sheet date and the periods in which they reprice.

In thousands of euro	2003				2002				2001			
	Effective Interest rate	0-1 years	2-5 years	More than 5 years	Effective Interest rate	0-1 years	2-5 years	More than 5 years	Effective Interest rate	0-1 years	2-5 years	More than 5 years
Capital Investment Loans												
Euro – fixed rate loan	5.56%	5,592	23,255	1,453	5.31%	1,938	23,034	7,267	5.08%	2,932	18,751	13,081
Euro – floating rate loan	4.22%	12,592	53,455	0	5.38%	12,540	41,906	4,288	5.49%	0	8,035	4,017
R & D Loans												
Euro – fixed rate loan	2.57%	1,466	2,287	0	2.73%	196	2,964	0	2.82%	121	2,158	0
Euro – floating rate loan	2.54%	1,924	5,636	0	3.76%	2,185	4,370	0	4.25%	1,899	4,065	0
Export Loan												
Euro – floating rate loan	2.15%	16,715	0	0	3.35%	16,715	0	0	3.63%	16,715	0	0
Finance lease liabilities:												
Euro – floating rate loan	5.79%	891	3,000	0	4.32%	563	2,331	528	—	0	0	0
Bank overdrafts												
Euro – floating rate loan	5.03%	9	0	0	7.03%	51	0	0	3.73%	15,515	0	0
		39,189	**87,633**	**1,453**		**34,188**	**74,605**	**12,083**		**37,182**	**33,009**	**17,098**

Fair values

The fair values of the following financial instruments differ from their carrying amounts shown in the balance sheet:

In thousands of euro	2003		2002		2001	
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Capital Investment Loans						
Euro – fixed rate loan	30,300	30,278	32,239	31,937	34,764	33,455
Euro – floating rate loan	66,047	65,764	58,734	59,051	12,052	12,227
R & D Loans						
Euro – fixed rate loan	3,753	3,606	3,160	2,986	2,279	2,108
Euro – floating rate loan	7,560	7,267	6,555	6,401	5,964	5,888
Export Loan						
Euro – floating rate loan	16,715	16,715	16,715	16,715	16,715	16,715
Finance lease liabilities:						
Euro – floating rate loan	3,891	4,252	3,422	3,785	0	0
Bank overdrafts						
Euro – floating rate loan	9	9	51	51	15,515	15,515
	128,275	**127,891**	**120,876**	**120,926**	**87,289**	**85,908**

Fair value has been determined by discounting the relevant cash flows using current interest rates for similar instruments at the balance sheet date.

26. Operating leases

Leases as lessee

Non-cancellable operating lease rentals are payable as follows:

In thousands of euro	2003	2002	2001
Less than one year	1,493	1,303	1,052
Between one and five years	6,664	5,885	5,794
More than five years	3,600	4,272	5,100
	11,757	**11,460**	**11,946**

Certain of the Group's subsidiaries lease office space. In addition, the Group leases the gas farm as well as automobiles under operating leases. The leases typically run for an initial period of five to ten years, with an option to renew the lease after that date. Lease payments are increased annually to reflect market rentals. None of the leases includes contingent rentals.

27. Contingencies

Based on management estimate, deliveries to a customer amounting to euro 1,037 thousand, euro 987 thousand and euro 725 thousand in 2003, 2002 and 2001, respectively, representing around 50% of the entire unpaid amount, were not recognized as revenue due to uncertainties regarding collectibility.

28. Related parties

Identity of related parties

The Company has a related party relationship with:

- the Company's Executive Officers (CEO, CFO, COO [up to December 31, 2002])

- the members of the Company's Supervisory Board (Aufsichtsrat)

- the Company's controlling shareholder (AMS Holding s.à.r.l.)

Remuneration of the Company's Executive Officers amounted to euro 428 thousand (2002: euro 994 thousand, 2001: euro 856 thousand). The remuneration of the company's supervisory board amounted to euro 17 thousand (2002: euro 25 thousand, 2001: euro 26 thousand). The Company has entered into consulting agreements with several members of the Supervisory Board and the Company's controlling shareholder. Based on these agreements, the company paid to the advisors euro 104 thousand, euro 245 thousand and euro 68 thousand in 2003, 2002 and 2001, respectively. These consulting agreements have been terminated in February 2004.

The Company's Executive Officers hold 65 thousand shares as of December 31, 2003 (50 thousand shares as of December 31, 2002).

29. Subsequent events

At the meeting of the supervisory board on February 20, 2004, the Company's Executive Officers were authorized to increase the Company's share capital by euro 50 to 100 million and to prepare the necessary steps for the issuance of the respective shares.

30. Group enterprises

	Accounting method	Country of incorporation	Ownership interest 2003	2002	2001
austriamicrosystems UK, Ltd.	at cost	U. K.	100%	100%	100%
austriamicrosystems Germany GmbH	consolidated	Germany	100%	100%	100%
austriamicrosystems France s.à.r.l.	consolidated	France	100%	100%	100%
austriamicrosystems Italy S.r.l.	consolidated	Italy	100%	100%	100%
austriamicrosystems USA, Inc.	consolidated	USA	100%	100%	100%
Austria Mikro Systeme International Fejleszto es Forgalmazo KFT	at cost	Hungary	100%	100%	100%
Austria Mikro Systeme International Ltd.	at cost	China	100%	100%	100%
Austria Mikro Systeme International S. L.	at cost	Spain	100%	100%	100%
austriamicrosystems Switzerland AG	consolidated	Switzerland	100%	100%	100%
Ciss - Consulting Integrierte Schaltungen und Software GmbH (liquidated in 2002)	at cost	Austria	—	—	100%

Group enterprises accounted for at cost are either in liquidation or have ceased operations and are not material individually and on an aggregated basis.

31. Additional disclosures in accordance with § 245a Austrian Commercial Code (HGB)

Significant differences between International Financial Reporting Standards and the Austrian Commercial Code (HGB)

Leases

According to IAS 17, recognition of a leased asset in the balance sheet by either the lessor or the lessee is made in accordance with the assignment of all essential risks and rewards. In this respect, IFRS rules are to a greater extent based on economic facts than HGB. Consequently, certain leased assets are recognized in the balance sheet of the lessee under IFRS while they remain recognized in the balance of the lessor according to HGB.

Inventory

In accordance with IAS 2, inventories are stated at the lower of cost or net realisable value. Manufacturing costs comprise all production-related variable and fixed costs. According to Austrian GAAP, inventories are generally recognized at the lower of cost, replacement cost and net realisable value. Manufacturing costs may not include overhead costs.

Deferred taxes

In accordance with IAS 12, deferred tax assets and liabilities should be recognized for all temporary differences arising between the tax basis and the financial reporting basis of assets and liabilities.

Furthermore, IAS 12 requires the recognition of deferred tax assets for tax loss carry-forwards, if it is probable that they can be used against future taxable income. According to Austrian GAAP, deferred tax liabilities must be recognized for expected future tax liabilities. Deferred tax assets may be recognized for expected future tax benefits resulting from timing differences. Deferred tax assets on tax loss carry-forwards are not allowed under Austrian GAAP.

Foreign currency translation

Under IAS 21, gains and losses arising from foreign currency transactions are recognized in the income statement. Austrian GAAP does not allow recognition of unrealized gains from currency translations.

Impairment

The impairment loss of FAB B was recognized in the IFRS financial statements in 2002 and in the statutory financial statements according to Austrian GAAP in 2003. During 2003, after authorization of the statutory financial statements (March 27, 2003), it became evident that the potential impairment loss of FAB B was other than temporary. Therefore, the related impairment charge was recognized in the 2003 statutory financial statements. For IFRS purposes, the impairment loss was recognized in 2002 to reflect the adjusting event after the balance sheet date.

Financial instruments

Financial investments in securities are classified as "available-for-sale financial assets" under IAS 39. They are recognized at fair value and changes in fair value are recorded in the income statement. Under Austrian GAAP, securities are valued at the lower of cost or fair value.

Derivative financial instruments are recognized in the balance sheet at fair value. Changes in the fair value are recorded in the income statement. Under Austrian GAAP, derivative financial instruments are only recognized if the fair value is negative. Unrealized gains resulting from positive fair values must not be recognized.

Under IAS 39, financial liabilities are measured at amortised cost. Under Austrian GAAP they are recorded at their repayment amount.

Unterpremstätten,
March 19, 2004

Auditor's Report

(Convenience Translation)

We have audited the accompanying consolidated financial statements of austriamicrosystems AG and subsidiaries as of December 31, 2001, 2002 and 2003 prepared in accordance with International Financial Reporting Standards (IFRS) of the International Accounting Standards Board. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing (ISA) issued by the International Federation of Accountants (IFAC). Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2001, 2002 and 2003, and of the results of its operations and its cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRS).

We certify that the status report is in compliance with the consolidated financial statements and that the legal requirements for the exemption from the obligation to prepare consolidated financial statements in accordance with the Austrian Commercial Code are met.

Vienna, March 19, 2004

AUDITOR TREUHAND GMBH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Michael SCHOBER Walter MÜLLER
(Austrian) Certified Public Accountants

Auditor Treuhand GmbH is a member of
Deloitte.

In case that the consolidated financial statements are disclosed or handed over to a third party in a version which differs from that certified by us, our prior approval is necessary if our audit opinion is included or our audit is mentioned.

austriamicrosystems AG

Consolidated income statement for the three months ended March 31, 2004 and 2003

In thousands of euro (except earnings per share)	Three months ended March 31, 2004	March 31, 2003
Sales Products	27,631	21,995
Sales Foundry & Other	4,645	3,219
Total Sales	32,276	25,214
Cost of sales	-18,400	-17,953
Gross profit	**13,876**	**7,261**
Research and development	-6,437	-5,769
Selling, general and administrative	-5,920	-4,318
Other operating income	924	930
Other operating expenses	-147	-47
Impairment and restructuring	0	0
Result from operations	**2,296**	**-1,944**
Net financing costs	-853	-1,326
Income before tax	**1,443**	**-3,270**
Income tax expense	205	1,276
Net income	**1,648**	**-1,994**
Basic = diluted earnings per share	0.55	-0.66

austriamicrosystems AG

Consolidated balance sheet for the three months ended March 31, 2004 and 2003

In thousands of euro	Three months ended March 31, 2004	Three months ended March 31, 2003
Assets:		
Cash and cash equivalents	10,302	3,464
Short-term Investments	7,395	0
Trade receivables	25,699	20,349
Inventories	30,651	23,925
Other receivables and assets	8,105	6,812
Total current assets	**82,152**	**54,550**
Property, plant and equipment	113,115	112,835
Intangible assets	11,863	9,211
Investments and securities	1,495	1,270
Deferred tax assets	45,627	45,727
Other long-term assets	54	48
Total non-current assets	**172,154**	**169,091**
Total assets	**254,306**	**223,641**
Liabilities and shareholders' equity		
Liabilities:		
Interest-bearing loans and borrowings	41,878	38,460
Trade liabilities	16,641	12,119
Provisions	14,787	10,723
Other liabilities	10,592	9,680
Total current liabilities	**83,898**	**70,983**
Interest-bearing loans and borrowings	81,509	81,957
Employee benefits	7,490	6,818
Deferred government grants	9,274	0
Other long term liabilities	3,913	0
Total non-current liabilities	**102,186**	**88,775**
Shareholders' equity:		
Issued capital	21,802	21,802
Share premium	54,017	53,836
Translation adjustment	-80	-40
Retained earnings	-7,518	-11,716
Total shareholders' equity and reserves	**68,222**	**63,882**
Total liabilities and shareholders' equity	**254,306**	**223,641**

austriamicrosystems AG

Consolidated cash flow statement for the three months ended March 31, 2004 and 2003

In thousands of euro	Three months ended March 31, 2004	Three months ended March 31, 2003
Operating activities		
Income/loss before tax	1,443	-3,270
Depreciation (net of government grants)	5,400	4,738
Changes in employee benefits	288	121
Changes in other long-term liabilities	1,421	0
Gain/Loss from sale of plant and equipment	0	-113
Gain/Loss from sale of investments and securities	0	0
Net financing cost	853	1,326
Changes in current assets	1,899	-2,830
Changes in short-term operating liabilities and provisions	312	1,944
Tax Payments	-7	-3
Cash flows from operating activities	**11,608**	**1,913**
Investing activities		
Acquisition of intangibles, property, plant and equipment	-3,130	-5,971
Government grants received	0	1,012
Proceeds from sale of plant and equipment	0	113
Interest received	157	17
Cash flows from investing activities	**-2,973**	**-4,829**
Financing activities		
Proceeds from borrowings	0	3,241
Repayment of borrowings	-4,762	-3,557
Repayment of finance lease liabilities	-66	-142
Interest paid	-1,178	-1,343
Cash flows from financing activities	**-6,007**	**-1,802**
Net increase/decrease in cash and cash equivalents	2,628	-4,718
Cash and cash equivalents at January 1,	7,674	8,183
Cash and cash equivalents at March 31,	**10,302**	**3,464**

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austriamicrosystems AG

Audited Statutory Unconsolidated Annual Financial Statements

austriamicrosystems AG

Unconsolidated annual balance sheet
for the year ended December 31, 2003

		Notes	Dec. 31, 2003 in EUR	Dec. 31, 2002 in TEUR
	Assets:			
A.I.	Intangible assets	(1)	11,451,091.03	13,402
A.II.	Property, plant and equipment	(1),(2)	107,133,462.22	206,790
A.III.	Investments	(1),(3)	1,592,028.29	1,407
A.	**Fixed assets**		**120,176,581.54**	**221,599**
B.I.	Inventories	(4)	24,447,177.00	17,593
B.II.	Receivables and other assets	(5)	42,274,493.94	30,301
B.III.	Securities	(6)	7,258,244.00	0
B.IV.	Cash on hand and in bank		7,270,544.89	7,776
B.	**Current assets**		**81,250,459.83**	**55,670**
C.	**Prepaid expenses**		**134,704.00**	**917**
			201,561,745.37	**278,186**
	Liabilities and shareholders' equity			
A.I.	Share capital	(7)	21,801,850.25	21,802
A.II.	Share premium and other	(8)	54,017,348.17	53,836
A.III.	Reserves	(9)	30,600,000.00	30,600
A.IV.	Retained earnings		-93,656,615.64	-18,511
A.	**Shareholders' equity**		**12,762,582.78**	**87,727**
B.	**Untaxed reserves**	(10)	**7,077,415.58**	**8,045**
C.	**Subsidies**	(11)	**0.00**	**20,578**
D.1.	Provisions for severance payments	(12)	6,254,771.92	5,052
D.2.	Other provisions	(13)	20,678,457.76	20,335
D.	**Provisions**		**26,933,229.68**	**25,387**
E.	**Liabilities**	(14)	**153,325,011.47**	**136,089**
F.	**Accrued expenses**		**1,463,505.86**	**359**
			201,561,745.37	**278,186**
	Contingencies	(15)	30,000.00	223

austriamicrosystems AG

Unconsolidated annual income statement for the fiscal year 2003

		Notes No.	2003 in EUR	2002 in TEUR
1.	Revenues	(16)	135,403,426.52	131,605
2.	Changes in the inventory of finished goods and work-in-process, and services not yet invoiced		9,221,405.62	817
3.	Other operating income	(17)	11,101,781.91	10,622
4.	Cost of materials and other purchased services	(18)	-42,635,079.39	-41,306
5.	Personnel expenses	(19)	-43,643,675.62	-45,564
6.	Depreciation and amortization			
	a. of tangible and intangible fixed assets	(20)	-98,136,547.66	-26,147
	b. of current assets to the extent exceeding that which is customary in the company	(20)	-3,648,901.47	0
7.	Other operating expenses	(21)	-38,619,989.40	-44,835
8.	**Subtotal of lines 1 to 7 (operating result)**		**-70,957,579.49**	**-14,808**
9.	Income from other long-term securities and loans		56,905.75	88
10.	Interest and similar income		381,520.53	513
11.	Expenses from investments and current securities	(23)	-284,493.00	-59
12.	Interest and similar expenses		-5,305,630.05	-5,257
13.	**Subtotal of lines 9 to 12 (financial result)**	(22)	**-5,151,696.77**	**-4,715**
14.	**Net operating loss**		**-76,109,276.26**	**-19,522**
15.	Income taxes	(24)	-4,474.94	-3
16.	**Net loss**		**-76,113,751.20**	**-19,525**
17.	Reversal of untaxed reserves		967,886.79	938
18.	Income / loss carried forward from previous years		-18,510,751.23	76
19.	**Retained earnings**		**-93,656,615.64**	**-18,511**

austriamicrosystems AG

Unconsolidated annual statement of cash flows for the fiscal year 2003

	2003 in EUR	2002 in TEUR
Net operating loss	-76,109,276.26	-19,522
Depreciation of intangible assets, property, plant and equipment	98,421,040.66	26,206
Loss from the disposal of property, plant and equipment	-196,999.31	-220
Reversal of subsidies and government grants	-699,789.55	-2,132
Change in inventories, trade receivables and other assets	-20,551,793.76	-46
Change in provisions	1,546,264.08	249
Change in liabilities (to the extent not attributable to financing activities)	4,473,609.97	-690
Net cash flow from ordinary operations	**6,883,055.83**	**3,846**
Payments of income taxes	-4,474.94	-3
Net cash flow from current operations	**6,878,580.89**	**3,845**
Investments in intangible assets, property, plant and equipment	-22,826,711.14	-32,682
Investments in securities	-7,542,737.00	-51
Receipts from disposals of intangible assets, property, plant and equipment	820,412.96	0
Receipts from disposals of investments	0.00	956
Net cash flow from investing activities	**-29,549,035.18**	**-31,777**
Subsidies and government grants received	15,182,719.95	4,947
Proceeds from finance loans	23,793,510.19	55,642
Repayments of finance loans	-16,914,531.60	-25,477
Changes resulting from merger	103,508.45	0
Net cash flow from financing activities	**22,165,206.99**	**35,112**
Changes in liquid funds	**-505,247.30**	**7,177**
Cash balance at the beginning of the period	7,775,792.19	599
Cash on hand and in bank at the end of the period	**7,270,544.89**	**7,776**

austriamicrosystems AG

Notes to the unconsolidated annual financial statements as of and for the year ended December 31, 2003

Accounting and Valuation Policies

General Principles

The annual financial statements of austriamicrosystems AG for the year ended December 31, 2003 were prepared in accordance with generally accepted accounting standards and the general norm to present a true and fair view of the asset, financial and earnings position of the company. It represents the financial statements of austriamicrosystems AG as a separate and individual entity.

The principle of completeness was carefully followed in preparing the financial statements. The valuations of individual assets and liabilities were conducted in accordance with the principle of individual valuation and on a going concern basis. The prudency principle was taken into account insofar as only such earnings as had been realized as of the financial statement date were reported. All identifiable risks and impending losses were considered.

The income statement was prepared in accordance with the type of expenditure format.

The cash flow statement was prepared in accordance with the professional opinion (Fachgutachten), developed by the Austrian Chamber of Chartered Accountants and Tax Advisers.

Currency Translation

Receivables and Liabilities in Foreign Currency

Foreign currency receivables are accounted for either at the exchange rate prevailing at the time of the transaction or that which was prevailing at the balance sheet date if it is lower.

Foreign currency liabilities are accounted for either at the exchange rate prevailing at the time of the transaction or at the average rate prevailing at the balance sheet date if it is higher.

In the event of hedging of foreign currency risk through forward transactions, valuation is carried out in using the forward exchange rate prevailing at the valuation date.

Changes in the Valuation Method

In preparing this year's financial statements, the valuation methods applied in prior years has once again been followed with the exception of the methods referred to below:

The actuarial calculation of provisions for liabilities from severance payment and long-service bonuses was changed to the projected unit credit method (effect on the result: TEUR -1,032).

Fixed Assets

Intangible Assets

The intangible assets acquired are stated at cost and depreciated by scheduled amounts on a straight-line basis over their useful lives. The depreciation period amounts to 3-10 years. Self-constructed intangible assets are not capitalized.

Property, Plant and Equipment

The depreciable property, plant and equipment is stated at the cost of acquisition or manufacturing less scheduled depreciation. The low-value assets are fully depreciated in the year of acquisition.

The following useful lives form the basis for scheduled depreciation:

Type of assets	Useful life
Buildings	25-33 years
Plant and machinery	5-12 years
Tools and office equipment	4 to 10 years
Other assets	4 to 10 years

A permanent change in market conditions for the production of microchips resulted in the necessity to recognize impairment of the 200mm manufacturing facility (FAB B) to the value in use as of the balance sheet date in the reporting period, about which the Supervisory Board was informed in the meeting on December 12, 2003.

For further information, (20) Depreciation and Amortization is referred to.

Investments

Investments are accounted for at cost. Shares in affiliated companies are accounted for at cost. Long-term securities are accounted for at cost or market price, if it is lower, prevailing at the balance sheet date.

Inventories

Raw Materials and Supplies

Raw materials and supplies are accounted for at cost, considering the lower-of-cost-or-market principle.

Unfinished and Finished Goods

Unfinished and finished goods are recognized at the lower of average cost or current cost. In determining the manufacturing cost, pro-rata overhead costs were also considered apart from direct costs of production and material. Costs of administration and distribution as well as interest on borrowings are not taken into account. Manufacturing costs are determined on the basis of normal capacity in accordance with the lower-of-cost-or-market principle. Valuation free from losses is warranted by deducting discounts that are determined on the basis of scope of reach and realizability.

Services Not Yet Invoiced

Services not invoiced are recognized at the lower of average cost or current value. In determining manufacturing costs, pro-rata overhead costs are also included apart from direct cost of manufacturing and material. Costs of administration and distribution as well as interest on borrowings are not taken into account. Costs of manufacturing were adjusted to the extent this is required for a recognition free from losses. For expected losses, provisions were recognised.

Receivables and Other Assets

Receivables

Receivables and other assets are recorded at their nominal amounts. For identifiable individual risks, reductions in value are recorded. The general risk of loss of trade receivables for which no item-by-item allowance was created is taken into account by means of a general allowance based on the experience of the last two fiscal years.

Deferred Tax

Deferred tax assets are not recognized, using the right of choice under § 198 (10) HGB (Commercial Code).

Provisions

Provisions for Entitlements to Severance Payments and Similar Obligations

The provision for severance payments is determined in accordance with the projected unit credit method on the basis of an assumed interest rate of 5%, an average increase in wages and salaries of 3% and the statutory retirement age. Deductions taken into account for fluctuation were 8% for employees under the age of 40 and of 2% for those over the age of 40.

The provision for similar obligations relates to the provision for long-service bonuses and was also calculated in accordance with the projected unit credit method and was allocated in the full amount required. The calculation parameters selected were analagous with those used to calculate the provision for severance payments.

Other Provisions

Based on the prudency principle, all risks identifiable at the time of preparing the balance sheet as well as liabilities contingent in respect of their ground and amount were included under other provisions in the amounts required on the basis of sound business judgment.

Liabilities

Liabilities are recognized at the anticipated amount required for repayment.

Notes to the Balance Sheet

(1) Fixed Assets

The changes in individual items of fixed assets and the breakdown of annual depreciation are reported in the schedule of fixed assets (Appendix 1).

The transfer in the amount of TEUR 160 relates to the reclassification of other grants and in the net reporting of carrying values for fixed assets and respective grants resulting from it.

(2) Property, Plant and Equipment

in EUR (prior year values in TEUR)	2003	2002
Value of developed and undeveloped land	2,134,134.57	2,134

(3) Investments

Apart from a minority interest in a customer in the amount of TEUR 51 long-term securities relate exclusively to fixed interest securities.

The shares in affiliated companies relate exclusively to the subsidiaries which are listed under Other Disclosures.

(4) Inventories

Inventories can be broken down as follows:

in EUR (prior year values in TEUR)	2003	2002
Raw materials and supplies	2,456,976.30	1,200
Unfinished goods	16,680,268.01	10,304
Finished goods and merchandise	4,079,895.69	5,090
Services not yet invoiced	1,230,037.00	999
	24,447,177.00	**17,593**

Inventories include valuation allowances in the amount of TEUR 9,909 (TEUR 6,629 in the previous year).

(5) Receivables and Other Assets

Receivables and other assets can be broken down as follows:

in EUR (prior year values in TEUR)	2003	2002
Trade receivables	38,006,819.11	24,460
Receivables from affiliated companies	164,814.35	86
(thereof from trade)	*164,814.35*	*0*
Other receivables and assets	4,102,860.48	5,755
	42,274,493.94	**30,301**

The general allowance on receivables amounts to TEUR 60 (TEUR 75 in the previous year) which relates exclusively to trade receivables. All receivables are short term.

Other receivables largely consist of the following:

in EUR (prior year values in TEUR)	2003	2002
Research and investment grants	3,043,272.02	5,380
Amounts due from tax authorities	152,581.11	350
Miscellaneous other receivables and assets	907,007.35	25
	4,102,860.48	**5,755**

Other receivables include TEUR 700 in income (TEUR 400 in the previous year) which will be cash effective after the balance sheet date.

(6) Securities and Shares

Current securities relate to investment funds for the short-term investment of surplus funds.

(7) Share Capital

The Share Capital remains unchanged and consists of 3,000,000 ordinary bearer shares (non-par value shares).

At the Annual General Meeting of May 4, 2000 the Management Board was authorized to increase the Share Capital with the approval of the Supervisory Board from the current level of 3,000,000 non-par value shares by 1,500,000 non-par value shares through the issue of new shares in return for a cash contribution (authorized capital). The authorization is valid for 5 years from the date of entry into the commercial register of July 1, 2000.

In addition, a conditional increase in the Share Capital was decided through the issue of up to 750,000 individual share certificates under §§ 159 ff AktG (Stock Corporation Act). The conditional increase in capital will be used to grant conversion or subscription rights in connection with the authorization to issue convertible bonds or warrants, or both, up to May 3, 2005 ("Convertible Bonds 2000", "Warrants 2000")

(8) Share Premium Account

in EUR	Status Jan. 1, 2003	Reversal	Merger	Status Dec. 31, 2003
Appropriated share premium	52,324,440.60	0.00	0.00	52,324,440.60
Unappropriated share premium	1,511,550.62	0.00	181,356.95	1,692,907.57
	53,835,991.22	**0.00**	**181,356.95**	**54,017,348.17**

The addition of TEUR 181 derives from the downstream merger of Aspern Industrie Beteiligung und Beratung AG (former parent company) into austriamicrosystems AG, effective as of September 30, 2003.

(9) Reserve from Profit

in EUR	Status Jan. 1, 2003	Reversal	Allocation	Status Dec. 31, 2003
	30,600,000.00	0.00	0.00	30,600,000.00

(10) Untaxed Reserves

The Untaxed Reserves relate exclusively to tax allowances for investments and have developed as follows:

in EUR	Status Jan. 1, 2003	Reversal due to retirement	Reversal due to expiry	Allocation	Status Dec. 31, 2003
Tax allowance for investment 1999	935,233.74	8,074.43	927,159.31	0.00	0.00
Tax allowance for investment 2000	7,110,068.63	32,653.05	0.00	0.00	7,077,415.58
	8,045,302.37	**40,727.48**	**927,159.31**	**0.00**	**7,077,415.58**

The effects of changes in untaxed reserves on income tax expense are explained under (24).

(11) Subsidies

As a result of the impairment of the 200mm manufacturing line to the value in use on the balance sheet date, the "AMS 2000" subsidy was reversed and netted against impairment in fixed assets, affecting the operating result.

The amount for other grants was reclassified and is reported net of the carrying values of fixed assets.

in EUR	Status Jan. 1, 2003	Addition	Reversal	Transfer	Status Dec. 31, 2003
AMS 2000 grants	20,218,531.13	1,860,544.65	22,079,075.78	0.00	0.00
Other grants	359,392.00	0.00	199,789.55	-159,602.45	0.00
	20,577,923.13	**1,860,544.65**	**22,278,865.33**	**-159,602.45**	**0.00**

(12) Provisions for Severance Payments

in EUR	Status Jan. 1, 2003	Consumption	Reversal	Allocation	Status Dec. 31, 2003
Executive officers and senior managers	284,716.89	0	50,055.47	0.00	234,661.42
Salaried staff	3,452,542.55	33,848.64	106,390.36	1,085,911.71	4,398,215.26
Wage earners	1,314,347.32	5,391.20	12,099.84	325,038.96	1,621,895.24
	5,051,606.76	**39,239.84**	**168,545.67**	**1,410,950.67**	**6,254,771.92**

(13) Other Provisions

in EUR	Status Jan. 1, 2003	Consumption	Reversal	Allocation	Status Dec. 31, 2003
Risks	7,420,035.00	330,000.00	4,162,500.00	2,690,000.00	5,617,535.00
Foreign exchange losses	447,213.60	777,213.60	0.00	1,010,000.00	680,000.00
Expected losses related to incomplete contracts	4,000,213.13	1,462,631.00	913,106.72	6,082,461.72	7,706,937.13
Unpaid purchase invoices	3,563,321.62	3,563,321.62	0.00	1,876,945.03	1,876,945.03
Personnel expenses	4,904,575.49	4,014,138.52	697,533.05	4,604,136.68	4,797,040.60
thereof for unconsumed leave entitlement	*2,719,000.00*	*2,719,000.00*	*0.00*	*2,907,531.97*	*2,907,531.97*
thereof for long-service bonuses	*595,760.02*	*0.00*	*20,363.22*	*262,180.48*	*837,577.28*
	20,335,358.84	**10,147,304.74**	**5,773,139.77**	**16,263,543.43**	**20,678,457.76**

The provisions for expected losses related to incomplete contracts refers not only to contracts which in times of undercapacity do not cover full costs but contribute a significant amount to covering fixed costs but also to development work for specific customers.

The provisions for risks also include provisions for costs from pending litigation.

The provisions for unpaid purchase invoices include unpaid supplier invoices as well as other expenses relating to the fiscal year which have not yet been settled.

TEUR 838 (TEUR 596 in the previous year) are long-term.

(14) Liabilities

in EUR (TEUR prior year values)	With a remaining term of: up to one year	more than one year up to five years	more than five years	Total 2003	2002
Bank loans and overdrafts	36,778,140.84	82,347,327.29	1,453,456.68	120,578,924.81	114,293
(thereof secured by mortgages)	*6,100,260.21*	*13,658,660.07*	*241,079.72*	*20,000,000.00*	*0*
Customer advances	100,368.82	0.00	0.00	100,368.82	200
Trade payables	9,393,444.04	2,492,337.06	0.00	11,885,781.10	15,552
Payables to affiliated companies	867,110.11	0.00	0.00	867,110.11	959
(thereof from trade)	*867,110.11*	*0.00*	*0.00*	*867,110.11*	*959*
Other liabilities	8,033,917.45	2,284,658.65	0.00	10,318,576.10	5,085
(thereof taxes)	*1,511,963.13*	*0.00*	*0.00*	*1,511,963.13*	*120*
(thereof in the framework of social security)	*790,289.99*	*0.00*	*0.00*	*790,289.99*	*772*
(thereof research grants)	*1,469,171.51*	*2,284,658.65*	*0.00*	*3,753,830.16*	*3,160*
Incremental investment tax credit (Investitionszuwachsprämie)	9,574,250.53	0.00	0.00	9,574,250.53	0
	64,747,231.79	**87,124,323.00**	**1,453,456.68**	**153,325,011.47**	**136,089**

Bank Loans and Overdrafts are secured by a mortgage in the amount of TEUR 20,000 and by registrable deeds of pledge (TEUR 85,521) deposited with the banks, equitable liens in respect of the purchased machinery and plants, and unrevocable guarantees under § 1357 ABGB (Civil Code) of the Research Promotion Fund (Forschungsförderungsfonds).

Bank Loans and Overdrafts in the reported year include a revolving export financing credit (TEUR 16,715), which is reported under short-term liabilities due to its three-month period of notice.

Other Liabilities include expenses in the amount of TEUR 1,172 (TEUR 1,666 in the previous year), which will be cash effective after the balance sheet date.

In the previous year, the amount of Bank Loans and Overdrafts with a remaining term of up to one year was TEUR 33,429, from 2-5 years TEUR 69,309, more than 5 years TEUR 11,556.

The prior year amount of the research promotion grants included in Other Liabilities was TEUR 196 with a remaining term of up to one year and TEUR 2,964 from 2-5 years.

The rest of the liabilities in the previous year had a remaining term of up to one year.

In 2003, the company received an Incremental Investment Tax Credit (Investitionszuwachsprämie) in the amount of TEUR 10,074 as requested, which is contingent on certain requirements. The Incremental Investment Tax Credit is reversed according to the average useful life of the fixed assets underlying the premium. The reversal of TEUR 500 in the year 2003 is presented in Other Operating Income (also see (17) Other operating income).

(15) Contingent Liabilities and Other Contingencies

in EUR (TEUR prior year values)	2003	2002
Guarantee obligations	30,000.00	223

This amount refers to the guarantee obligation towards the Graz Main Customs Office.

Other Financial Obligations

in EUR (TEUR prior year values)	With a term of up to one year	With a term of more than one year up to five years	Total 2003	Total 2002
Purchase commitments	17,542,188.97	13,068,000.00	30,610,188.97	31,751
(thereof from investment)	*4,924,041.77*	*0.00*	*4,924,041.77*	*2,695*
Leasing obligations	938,042.75	3,350,029.33	4,288,072.08	4,877
	18,480,231.72	**16,418,029.33**	**34,898,261.05**	**36,628**

Other Financial Obligations primarily refer to a wafer purchase obligation entered into towards a supplier.

Notes on the Income Statement

(16) Revenues

Breakdown according to product groups

in EUR (TEUR prior year values)	2003	2002
Production	121,705,841.03	115,344
Engineering	12,832,178.42	15,358
Other	873,428.87	919
Gross revenues	**135,411,448.32**	**131,621**
Reductions of revenues	-8,021.80	-16
Net revenues	**135,403,426.52**	**131,605**

Breakdown according to business segments

in EUR (TEUR prior year values)	2003	2002
Communications	37,478,001.08	30,408
Automotive	24,600,457.84	27,834
Industry & Medical	52,168,976.94	50,889
Full Service Foundry	21,164,012.46	22,357
Other	0.00	133
Gross revenues	**135,411,448.32**	**131,621**
Reduction of revenues	-8,021.80	-16
Net revenues	**135,403,426.52**	**131,605**

Breakdown according to sales regions

in EUR (TEUR prior year values)	2003	2002
EMEA	112,222,323.31	97,772
America	17,859,342.45	25,394
Asia	5,329,782.56	8,455
Gross revenues	**135,411,448.32**	**131,621**
Reduction of revenues	-8,021.80	-16
Net revenues	**135,403,426.52**	**131,605**

In the reported year 2003, Revenues include the amount of TEUR 4,739 (TEUR 0 in the previous year) from so-called "end-of-life" transactions. As a consequence of the discontinuance of individual manufacturing processes and the request of individual customers to have products available also in the future, products were manufactured and sold on a wafer basis. Due to technological necessity, the products are stored by the company.

Apart from production and engineering sales, Revenues also include amounts from invoicing TEUR 2,089 (TEUR 3,538 in the previous year) for manufacturing capacity made available.

(17) Other Operating Income

in EUR (TEUR prior year values)	2003	2002
Reversal of provisions	5,075,606.72	3,154
Subsidy funds	1,960,058.20	2,417
Refund of energy charges	1,093,532.29	637
Reversal of grants	199,789.55	2,132
Amortization of incremental investment tax credit (Investitionszuwachsprämie)	500,000.00	0
Income from the retirement and write-up of fixed assets excluding investments	196,999.31	220
Miscellaneous other operating income	2,075,795.84	2,063
	11,101,781.91	**10,623**

As in the previous year, Miscellaneous Other Operating Income primarily includes foreign exchange gains and reversals of allowances, insurance compensation and invoiced costs.

An amount of EUR 393,532.29 is to be attributed to the previous year.

(18) Cost of Materials and Other Purchased Manufacturing Services

in EUR (TEUR prior year value)	2003	2002
Cost of material	8,902,227.64	13,046
Expenses for purchased services	33,732,851.75	28,260
	42,635,079.39	**41,306**

Expenses for purchased services includes purchased manufacturing services in the area of wafer manufacture and assembly, and energy purchase.

(19) Personnel Expenses/Employees

in EUR (TEUR prior year values)	2003	2002
Wages	7,298,124.37	7,113
Salaries	26,176,864.47	25,454
Expenses for severance payment	1,350,875.51	3,772
Expenses for old-age pensions	22,764.00	0
Expenses for compulsory social security contributions		
Expenses for compulsory social security benefits, and taxes and mandatory contributions related to payroll	8,588,030.82	9,011
Other social expenses	207,016.45	214
	43,643,675.62	**45,564**

Average number of employees

	2003	2002
Wages earners	249	254
Salaried employees	515	548
	764	**802**

(20) Depreciation and Amortization

Depreciation of intangible fixed assets and property, plant and equipment breaks down as follows:

in EUR (TEUR prior year values)	2003	2002
Accumulated depreciation	29,259,078.94	25,589
Impairment	90,956,544.50	558
Reversal of subsidies	-22,079,075.78	0
	98,136,547.66	**26,147**

In 2003, Impairment of fixed assets applies to the 200m manufacturing line; in 2002, to the machines of the microchip packaging area.

Reversal of the subsidies is in direct connection with the effected impairment of the 200mm manufacturing line.

Depreciation of current assets, to the extent these exceed depreciation customary in the company, in the amount of TEUR 3,649 (TEUR 0 in the previous year) refers to the write-down in inventories resulting from the impairment of the 200mm manufacturing line.

(21) Other Operating Expenses

in EUR (TEUR prior year values)	2003	2002
Taxes (excepting income taxes)	946,243.81	1,362
Services of subsidiaries	5,886,699.88	8,570
Remaining other operating expenses:		
Project development costs	6,407,674.24	3,148
HW/SW maintenance and SW licences	6,393,120.28	6,468
Consulting expenses	4,202,286.10	3,326
Provisions	2,176,249.97	2,015
Leasing expenses	2,065,838.76	2,390
Maintenance	1,999,674.63	2,130
Allowance for receivables	1,400,715.76	3,197
Insurance	1,334,502.23	866
Travelling expenses	1,280,337.28	1,222
Fees and cash expenses	561,017.66	526
Training and personnel recruitment	437,963.29	586
Advertising	415,663.16	461
Foreign exchange losses	0.00	818
Other	3,112,002.35	7,750
	38,619,989.40	**44,835**

In Services of Subsidiaries, expenses for services rendered by the subsidiaries (market research, technical consulting, support of distribution) are presented.

In Other, expenses for the allocation of provisions for damages and expenses for outbound freight telecommunication and hired personnel are included above all.

In the previous year, one-time expenses due to restructuring measures in the amount of TEUR 4,314 were included in Other Operating Expenses.

(22) Financial Result

in EUR (TEUR prior year values)	2003	2002
Income from other long-term securities and loans	56,905.75	88
(thereof from affiliated companies)	*0.00*	*(0)*
Interest and similar income	381,520.53	513
(thereof from affiliated companies)	*0.00*	*(0)*
Expenses from investments and current securities	-284,493.00	-59
(thereof depreciation)	*284,493.00*	*(59)*
(thereof expenses from affiliated companies)	*0.00*	*(0)*
Interest and similar expenses	-5,305,630.05	-5,257
(thereof concerning affiliated enterprises)	*0.00*	*(0)*
	-5,151,696.77	**-4,715**

(23) Expenses from Investments and Current Securities

All the expenses refer to the depreciation of securities for the short-term securities of liquid funds to the market value quoted on the balance sheet date.

(24) Income Taxes

in EUR (TEUR prior year values)	2003	2002
Current tax expense	4,375.00	3
Tax expense from previous years	99.94	0
	4,474.94	3

The presented tax expense of the fiscal year in the amount of EUR 4,375.00 relates to the minimum corporate tax. The change in the untaxed reserves did not have any influence on the tax expense of the fiscal year. Deferred tax, which could have been capitalized but was not as the relevant right of choice was exercised, was TEUR 3,344 (TEUR 2,554 in the previous year).

Other Disclosures

Enterprises in which the company holds a 100% share

Name and registered office	Shareholders' equity in EUR	Net result 2003 in EUR
austriamicrosystems UK, Ltd. Camberley, Surrey, GU15 3YL, UK	36,859.63*	-48,840.38*
austriamicrosystems Germany GmbH D-81539 München, Germany	110,265.03	-335,535.75
austriamicrosystems France S.a.r.l. F-94300 Vincennes, France	-102,289.09	-201,292.52
austriamicrosystems Italy S.r.l. I-20146 Milano, Italy	289,415.90	2,940.23
austriamicrosystems USA, Inc. San Jose, CA 95117, USA	279,950.53	41,958.23
Austria Mikro Systeme International Fejleszto es Forgalmazo KFT. (Budapest, Hungary)	41,885.09*	-3,965.43*
Austria Mikro Systeme International Ltd. (Hong Kong)	1,503.82	0.00
Austria Mikro Systeme International S.L. (Barcelona, Spain)	-24,621.15*	-8,868.18*
austriamicrosystems Switzerland AG CH-8640 Rapperswil, Switzerland	231,088.87	62,527.80

*) prior year values, since these companies are in liquidation

Relations with Affiliated Companies

The subsidiaries of austriamicrosystems AG carry out market research and technical consulting, support distribution of the products worldwide and represent an additional design capacity.

Between austriamicrosystem AG and the subsidiaries, service agreements on the basis of the cost plus method have been entered into. The expenses austriamicrosystems AG incurred for this were TEUR 5,887 (TEUR 8,282 in the previous year). They are included in Other Operating Expenses.

After the merger with Aspern Industrie Beteiligung und Beratung AG, AMS Holding s.a.r.l, Luxembourg, is the majority owner of the company.

Stock Option Plan

In the meeting of the Supervisory Board of October 31, 2002, a stock option plan for the purpose of providing stock options to key employees of the company was approved. The options may be granted in 2002 and 2003. The strike price determined on the basis of a company appraisal according to the Viennese valuation method ("Wiener Verfahren") is EUR 18 per share.

Up to and including December 31, 2003, a total of 57,240 stock options (45,910 stock options up to and including December 31, 2002) were granted to key employees of the company.

One option entitles the holder to receive one share of the company. The stock options granted are exercised in stages; 33% of the options may be exercised on the first day of issue, a further 33% one year later and the final 33% after two years. However, exercise is restricted since the earliest possible date of exercise is the first day that the company's shares are traded on a recognized stock exchange or following a trade sale. The latest possible exercise date is January 1, 2012; otherwise the options lapse.

Information Regarding the Risks of the Company

The products manufactured by the company are integrated into complex electronic systems. Deficiencies or functional defects of the ASICs or ASSPs manufactured by austriamicrosystems may indirectly or directly affect the property, health or life of third persons. The company is not in the position to reduce or exclude its liability towards consumers or third parties in their sales agreements. Every product that leaves the company undergoes several qualified checks regarding quality and function.

In spite of quality control systems certified under ISO 9001, VDA 6.1 and QS 9000, product defects may occur and possibly show only after installation and use of the final products. Although this risk has been appropriately insured, negative effects on the assets, financial and earnings position of the company may result in the event of quality problems.

austriamicrosystems AG produces complex integrated circuits, using various process technologies, line widths and production facilities. Like our competitors, we constantly have to develop our technologies. If we infringe any patents consistently using processes, production flows and design blocks protected under patent law and comprehensive licensing in connection with it, this may have negative effects on the assets, financial and earnings position of the company.

Executive Bodies of austriamicrosystems AG

Management Board
John A. Heugle, MSc

Prokurists Proxy
(registered holders of a general commercial power of attorney vested by statute)
Mag. Gernot Proske

Ing. grad. Hubertus Christ
(until February 28, 2003)

Dipl. Ing. Franz Faschinger

Dipl. Ing. Walter Mente

Mag. Alexander Harrer

Mag. Michael Wachsler Markowitsch

Supervisory Board
Dipl. Ing. Guido Klestil
(chairman)

Prof. Dr. Siegfried Selberherr
(deputy chairman)

Prof. Dr. h.c. Helmut List
(member)

Arturo Krueger
(member)

Roland Koo
(member)

Johann Eitner
(employees' representative)

Ing. Günter Kneffel
(employees' representative)

Ing. Reinhard Spinotti
(employees' representative, until March 11, 2003)

Dipl. Ing. Kurt Layer
(employees' representative, from March 11, 2003)

Remuneration of the Supervisory Board

Total remuneration of the Supervisory Board of austriamicrosystems AG was EUR 17,094.46 (TEUR 25 in the previous year).

No advances or credits have been granted to members of the Management or Supervisory Boards, and no contingencies were made for the benefit of these persons.

Suggestion Regarding the Use of Profit

The fiscal year 2003 ends with a net loss for the year of EUR 93,656,615.64. The Management Board suggests to use this loss as follows:

Carryforward to a new account EUR 93,656,615.64

Unterpremstätten, on March 17, 2004

John A. Heugle Member of the Management Board	Mag. Michael Wachsler-Markowitsch Member of the Management Board

Auditor's Report

We have audited the annual financial statements of austriamicrosystems AG, Unterpremstätten, as of December 31, 2003 which were prepared in accordance with Austrian generally accepted accounting principles and the supplementary provisions of the articles of association. Our audit also included the bookkeeping of the company. These financial statements are the responsibility of the company's legal representatives. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with legal requirements and generally accepted standards on auditing applicable in Austria. These standards require us to plan and perform the audit to obtain reasonable assurance of whether the financial statements are free of material misstatements. The audit includes the examination, on a test basis, of evidence supporting the amounts and disclosures in the financial statements. The audit also includes an assessment of the accounting principles used and significant estimates made by the company's legal representatives, as well as an evaluation of the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion. Based on the results of our audit, we hereby award the financial statements as of December 31, 2003 and the management report for 2003 of **austriamicrosystems AG, Unterpremstätten,** in the present version, the following unqualified

Auditor's opinion

"According to our due audit we certify that the accounting records and the financial statements comply with the legal regulations. The financial statements give a true and fair view of the Company's assets, liabilities, financial, and earnings position in conformity with generally accepted accounting principles. The Director's Report corresponds with the financial statements."

Vienna, on March 17, 2004

AUDITOR TREUHAND GMBH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Mag. Michael SCHOBER e.h. Mag. Walter MÜLLER e.h.
Certified Public Accountants

Auditor Treuhand GmbH is a member of

Deloitte & Touche

Schedule of fixed assets in the fiscal year 2003

(amounts in EUR)

	Cost of Acquisition and Production					Accumulated Depreciation					Carrying Amounts	Carrying Amounts
	Jan. 1, 2003	Additions 2003	Transfers	Disposals 2003	Dec. 31, 2003	Jan. 1, 2003	Additions 2003	Impairment loss	Disposals 2003	Dec. 31, 2003	Dec. 31, 2003	Dec. 31, 2002
I. INTANGIBLE ASSETS												
1. Patents and licences	20,611,156.87	6,649,053.33	3,493,618.56	-163,931.74	30,589,897.02	11,819,275.87	4,386,811.73	3,588,577.81	-100,884.68	19,693,780.73	10,896,116.29	8,791,881.00
2. Prepayments and construction in progress	4,610,266.86	14,315.97	-3,493,618.56	0.00	1,130,964.27	0.00	0.00	575,989.53	0.00	575,989.53	554,974.74	4,610,266.86
	25,221,423.73	**6,663,369.30**	**0.00**	**-163,931.74**	**31,720,861.29**	**11,819,275.87**	**4,386,811.73**	**4,164,567.34**	**-100,884.68**	**20,269,770.26**	**11,451,091.03**	**13,402,147.86**
II. PROPERTY, PLANT AND EQUIPMENT												
1. Land and buildings	63,429,017.02	79,061.30	-159,602.45	-7,635.41	63,340,840.46	14,110,581.45	1,796,999.16	19,822,572.25	-7,635.41	35,722,517.45	27,618,323.01	49,318,435.57
2. Plant and machinery	252,866,551.68	9,762,949.97	21,883,203.88	-8,140,119.04	276,372,586.49	124,549,697.68	20,430,195.02	65,113,005.00	-7,732,111.88	202,360,785.82	74,011,800.67	128,316,854.00
3. Other fixtures, fittings, tools and office equipment	23,137,509.02	819,032.96	1,635.08	-444,277.05	23,513,900.01	16,011,515.02	2,645,073.03	1,586,752.84	-435,348.28	19,807,992.61	3,705,907.40	7,125,994.00
4. Prepayments and construction in progress	22,028,269.62	2,067,078.21	-21,884,838.96	-143,430.66	2,067,078.21	0.00	0.00	269,647.07	0.00	269,647.07	1,797,431.14	22,028,269.62
	361,461,347.34	**12,728,122.44**	**-159,602.45**	**-8,735,462.16**	**365,294,405.17**	**154,671,794.15**	**24,872,267.21**	**86,791,977.16**	**-8,175,095.57**	**258,160,942.95**	**107,133,462.22**	**206,789,553.19**
III. INVESTMENTS												
1. Shares in affiliated companies	193,593.49	184,794.05	0.00	0.00	378,387.54	0.00	0.00	0.00	0.00	0.00	378,387.54	193,593.49
2. Securities (long-term)	1,358,571.24	0.00	0.00	0.00	1,358,571.24	144,930.49	0.00	0.00	0.00	144,930.49	1,213,640.75	1,213,640.75
	1,552,164.73	**184,794.05**	**0.00**	**0.00**	**1,736,958.78**	**144,930.49**	**0.00**	**0.00**	**0.00**	**144,930.49**	**1,592,028.29**	**1,407,234.24**
FIXED ASSETS	**388,234,935.80**	**19,576,285.79**	**-159,602.45**	**-8,899,393.90**	**398,752,225.24**	**166,636,000.51**	**29,259,078.94**	**90,956,544.50**	**-8,275,980.25**	**278,575,643.70**	**120,176,581.54**	**221,598,935.29**

Unconsolidated annual balance sheet for the year ended December 31, 2002

		Notes No.	Dec. 31, 2002 *in EUR*	Dec. 31, 2001 *in TEUR*
	Assets			
A.I.	Intangible assets	(1)	13,402,147.86	5,354
A.II.	Property, plant and equipment	(1),(2)	206,789,553.19	223,071
A.III.	Investments	(1),(3)	1,407,234.24	2,150
A.	**Fixed assets**		**221,598,935.29**	**230,575**
B.I.	Inventories	(4)	17,593,356.62	17,812
B.II.	Receivables and other assets	(5)	30,300,662.47	25,644
B.III.	Cash on hand and in bank		7,775,792.19	599
B.	**Current assets**		**55,669,811.28**	**44,055**
C.	**Prepaid expenses**		**917,082.00**	**200**
			278,185,828.57	**274,830**
	Liabilities and Shareholders' Equity			
A.I.	Share capital	(6)	21,801,850.25	21,802
A.II.	Share premium and other	(7)	53,835,991.22	53,836
A.III.	Reserves	(8)	30,600,000.00	30,600
A.IV.	Retained earnings		-18,510,751.23	76
A.	**Shareholders' equity**		**87,727,090.24**	**106,314**
B.	**Untaxed reserves**	(9)	**8,045,302.37**	**8,983**
C.	**Subsidies**	(10)	**20,577,923.13**	**12,654**
D.1.	Provisions for severance payments	(11)	5,051,606.76	4,953
D.2.	Other provisions	(12)	20,335,358.84	20,185
D.	**Provisions**		**25,386,965.60**	**25,138**
E.	**Liabilities**	(13)	**136,089,307.88**	**121,091**
F.	**Accrued expenses**		**359,239.35**	**650**
			278,185,828.57	**274,830**
	Contingencies	(14)	223,359.84	30

Unconsolidated annual income statement for the fiscal year 2002

		Notes No.	Dec. 31, 2002	Dec. 31, 2001
			in EUR	*in TEUR*
1.	Revenues	(15)	131,604,788.89	147,492
2.	Changes in the inventory of finished goods and work-in-process, and services not yet invoiced		817,162.64	927
3.	Other capitalized self-constructed assets	(16)	0.00	4,029
4.	Other operating income	(17)	10,622,675.69	10,758
5.	Cost of materials and other purchased services	(18)	-41,306,000.14	-49,917
6.	Personnel Expenses	(19)	-45,563,923.02	-48,604
7.	Depreciation and amortization of tangible and intangible fixed assets	(20)	-26,146,763.90	-19,479
8.	Other operating expenses	(21)	-44,835,187.96	-36,012
9.	**Subtotal of lines 1 to 8 (operating result)**		**-14,807,247.80**	**9,194**
10.	Income from other long-term securities		88,058.41	91
11.	Interest and similar income		512,880.91	860
12.	Income from the retirement of investments and short-term securities		0.00	132
13.	Expenses from investments	(23)	-59,000.00	-442
14.	Interest and similar expenses		-5,256,277.89	-3,698
15.	**Subtotal of lines 10 to 14 (financial result)**	(22)	**-4,714,338.57**	**-3,057**
16.	**Net operating loss/profit**		**-19,521,586.37**	**6,137**
17.	Income taxes	(24)	-3,359.09	-668
18.	**Net income/(loss) for the year**		**-19,524,945.46**	**5,469**
19.	Reversal of untaxed reserves		937,703.59	1,376
20.	Appropriations to retained earnings		0.00	-6,818
21.	Income/loss carried forward from previous years		76,490.64	49
22.	**Retained earnings**		**-18,510,751.23**	**76**

Unconsolidated annual statement of cash flows for the fiscal year 2002

	Dec. 31, 2002	Dec. 31, 2001
	in EUR	*in TEUR*
Net operating loss	-19,521,586.37	6,139
Depreciation of intangible assets, property, plant and equipment	26,205,763.90	19,919
Loss from the disposal of property, plant and equipment	-220,491.93	82
Reversal of subsidies	-2,131,503.01	-192
Change in inventories, trade receivables and other assets	-46,392.17	-3,299
Change in provisions	249,349.50	6,546
Change in liabilities (to the extent not attributable to financing activities)	-689,599.36	1,719
Net cash flow from ordinary operations	**3,845,540.56**	**30,914**
Payments of income taxes	-3,359.09	-668
Net cash flow from current operations	**3,842,181.47**	**30,246**
Investments in intangible assets, property, plant and equipment	-32,682,165.00	-117,081
Investments in securities	-51,457.98	-110
Receipts from disposals of intangible assets, property, plant and equipment	0.00	360
Receipts from disposals of investments	956,103.93	1,968
Net cash flow from investing activities	**-31,777,519.05**	**-114,863**
Subsidies received	4,947,185.21	12,113
Proceeds from finance loans	55,641,576.08	64,595
Repayments of finance loans	-25,476,678.03	-8,243
Net cash flow from financing activities	**35,112,083.26**	**68,465**
Changes in cash items affecting cash balance	**7,176,745.68**	**-16,152**
Cash balance at the beginning of the period	599,046.51	16,685
Changes in the value of cash items due to exchange rate differences or for other reasons	0.00	66
Cash on hand and in bank at the end of the period	**7,775,792.19**	**599**

Notes to the unconsolidated annual financial statements as of and for the year ended December 31, 2002

Accounting and Valuation Policies

General Principles

The annual financial statements of austriamicrosystems AG for the year ended December 31, 2002 were prepared in accordance with generally accepted accounting standards and the general norm to present a true and fair view of the asset, financial and earnings position of the company under the provisions of the Austrian Commercial Code (HGB). It represents the financial statements of austriamicrosystems AG as a separate and individual entity.

The principle of completeness was carefully followed in preparing the financial statements. The valuations of individual assets and liabilities were conducted in accordance with the principle of individual valuation and on a going concern basis. The prudency principle was taken into account insofar as only such earnings as had been realized as of the financial statement date were reported. All identifiable risks and impending losses were considered.

The company is included in the consolidated financial statements of Aspern Industrie Beteiligung und Holding AG.

The income statement was prepared in accordance with the type of expenditure format.

The cash flow statement was prepared in accordance with the professional opinion (Fachgutachten), developed by the Austrian Chamber of Chartered Accountants and Tax Advisers.

Currency Translation

Receivables and Liabilities in Foreign Currency

Foreign currency receivables are accounted for either at the exchange rate prevailing at the time of the transaction or that which was prevailing at the balance sheet date if it is lower.

Foreign currency liabilities are accounted for either at the exchange rate prevailing at the time of the transaction or at the average rate prevailing at the balance sheet date if it is higher.

Changes in the Valuation Method

In preparing this year's financial statements, the valuation methods applied in prior years have once again been followed with the exception of the methods referred to below:

- As of January 1, 2002, pro rata temporis (monthly) depreciation was used instead of semi-annual depreciation in accounting for fixed assets.
- The discount rate and the fluctuation factor for calculating the provisions for liabilities from severance payment and long-service bonuses was adjusted to the changed market conditions.
- The factor for calculating the provision for holiday leave was reduced from 21.75 to 18 days and so adjusted to the actual conditions. (effect on the result MEUR -0.4)
- In calculating the general allowance for receivables, the average depreciation requirement of the last two fiscal years not covered by insurance was recorded. Previously, 1% of the receivables which were outstanding and for which no itemized allowance had been made was recorded. (effect on the result MEUR +0.2)

Fixed Assets

Intangible Assets

The intangible assets acquired are stated at cost and depreciated by scheduled amounts on a straight-line basis over their useful lives. The depreciation period amounts to 4-10 years. Self-constructed intangible assets are not capitalized.

Property, Plant and Equipment

The depreciable property, plant and equipment is stated at the cost of acquisition or manufacturing less scheduled depreciation. The low-value assets are fully depreciated in the year of acquisition. The following useful lives form the basis for scheduled depreciation:

Type of Assets	Useful life
Buildings	25-33 years
Plant and machinery	5-12 years
Tools and office equipment	4 to 10 years
Other assets	4 to 10 years

Assets of the closed-down assembly line were impaired; the non-scheduled depreciation resulting from this amounts to EUR 557,875.00.

Investments

Investments are accounted for at cost. Shares in affiliated companies are accounted for at cost. Long-term securities are accounted for at cost or market price, if it is lower, prevailing at the balance sheet date.

Inventories

Raw materials and supplies are accounted for at cost, considering the lower-of-cost-or-market principle. For risks of inventories resulting from the duration of storage or foreseeability of obsolescence, sufficient discounts were taken into account.

Unfinished and Finished Goods

Unfinished and finished goods are recognized at the lower of average cost or current cost. In determining the manufacturing cost, pro-rata overhead costs were also considered apart from direct costs of production and material. Costs of administration and distribution as well as interest on borrowings are not taken into account. Manufacturing costs are determined on the basis of normal capacity in accordance with the lower-of-cost-or-market principle. Valuation free from losses is warranted by deducting discounts that are determined on the basis of scope of reach and realizability.

Services Not Yet Invoiced

Services not yet invoiced are recognized at the lower of average cost or current value. In determining manufacturing costs, pro-rata overhead costs are also included apart from direct cost of manufacturing and material. Costs of manufacturing were adjusted to the extent this is required for a recognition free from losses. For expected losses, provisions were created.

Receivables and Other Assets

Receivables

Receivables and other assets are recorded at their nominal amounts. For identifiable individual risks, reductions in value are recorded. The general risk of loss of trade receivables for which no item-by-item allowance was created is taken into account by means of a general allowance based on the experience of the last two fiscal years.

Provisions

Provisions for Entitlements to Severance Payments and Similar Obligations

The provision for severance payments is determined in accordance with the projected unit credit method on the basis of an assumed interest rate of 5% and the retirement age of 57 for women and 62 for men. Deductions taken into account for fluctuation were 8% for employees under the age of 40 and of 2% for those over the age of 40.

The provision for similar obligations relates to the provision for long-service bonuses. A reduction for fluctuation was accounted for analogously to the provision for severance payments.

Other Provisions

Based on the prudency principle, all risks identifiable at the time of preparing the balance sheet as well as liabilities contingent in respect of their ground and amount were included under other provisions in the amounts required on the basis of sound business judgment.

Liabilities

Liabilities are recognized at the anticipated amount required for repayment.

Notes to the Balance Sheet

(1) Fixed Assets

Changes

The changes in individual items of fixed assets and the breakdown of annual depreciation are reported in the schedule of fixed assets (Appendix).

(2) Property, Plant and Equipment

in TEUR (prior year values in TEUR)	2002	2001
Value of developed and undeveloped land	2,134,134.57	2,134

(3) Investments

Apart from a minority interest in a customer in the amount of EUR 51,457.98, long-term securities relate exclusively to fixed interest securities to cover the provision for severance payments.

The shares in affiliated companies relate exclusively to the subsidiaries which are listed under Other Disclosures.

(4) Inventories

Inventories can be broken down as follows:

in EUR (prior year values in TEUR)	2002	2001
Raw materials and supplies	1,200,388.08	2,041
Unfinished goods	10,304,258.01	9,649
Finished goods and merchandise	5,089,635.53	4,030
Services not yet invoiced	999,075.00	2,092
	17,593,356.62	**17,812**

Services Not Yet Invoiced relate to customer-specific development projects that were not invoiced as of the balance sheet date.

The amount of the deducted allowance for inventories is EUR 6,629,320.00 (TEUR 4,342 in the previous year).

(5) Receivables and Other Assets

Receivables and other assets can be broken down as follows:

in EUR (prior year values in TEUR)	2002	2001
Trade receivables	24,460,194.22	21,221
Receivables from affiliated companies	85,851.48	1,189
(thereof from trade)	*0.00*	*0*
Other receivables and assets	5,754,616.77	3,234
	30,300,662.47	**25,644**

The general allowance on receivables amounts to EUR 75,000.00 (TEUR 198 in the previous year) which relates exclusively to trade receivables. All receivables are due within one year.

Other receivables largely consist of the following:

in EUR (prior year values in TEUR)	2002	2001
Government grants related to R&D expenses	350,134.81	2,573
Subsidies	5,379,954.85	532
Miscellaneous other receivables and assets	24,527.11	129
	5,754,616.77	**3,234**

Other receiveables include EUR 400,000.00 in income (TEUR 1,907 in the previous year) which will be cash effective after the balance sheet date.

(6) Share Capital

The Share Capital consists of 3,000,000 ordinary bearer shares (non-par value shares).

At the Annual General Meeting of May 4, 2000 the Management Board was authorized to increase the Share Capital with the approval of the Supervisory Board from the current level of 3,000,000 non-par value shares by 1,500,000 non-par value shares through the issue of new shares in return for a cash contribution (authorized capital). The authorization is valid for 5 years from the date of entry into the commercial register of July 1, 2000.

In addition, a conditional increase in the Share Capital was decided through the issue of up to 750,000 individual share certificates under §§ 159 ff AktG (Stock Corporation Act). The conditional increase in capital will be used to grant conversion or subscription rights in connection with the authorization to issue convertible bonds or warrants, or both, up to May 3, 2005 ("Convertible Bonds 2000", "Warrants 2000").

(7) Share Premium Account

in EUR (TEUR prior year values)	2002	2001
Appropriated share premium	52,324,440.60	52,324
Unappropriated share premium	1,511,550.62	1,512
	53,835,991.22	**53,836**

(8) Reserve from Profit

in EUR (TEUR prior year values)	2002	2001
Status Jan. 1	30,600,000.00	23,782
Allocation	0.00	6,818
Status Dec. 31	**30,600,000.00**	**30,600**

(9) Untaxed Reserves

The Untaxed Reserves relate exclusively to tax allowances for investments and have developed as follows:

in EUR	Status Jan. 1, 2002	Reversal due to retirement	Reversal due to expiry	Allocation	Status Dec. 31, 2002
Tax allowance for investment 1998	894,174.15	22,475.87	871,698.28	0.00	0.00
Tax allowance for investment 1999	961,285.81	26,052.07	0.00	0.00	935,233.74
Tax allowance for investment 2000	7,127,546.00	17,477.37	0.00	0.00	7,110,068.63
	8,983,005.96	**66,005.31**	**871,698.28**	**0.00**	**8,045,302.37**

The effects of changes in untaxed reserves on income tax expense are explained under (24).

(10) Subsidies

Grants are reversed on a pro-rata basis over the useful life of the related assets. Any resulting income is included in Other Operating Income. Grants from the federal and provincial governments in the amount of EUR 1,950,003.01 relating to the construction of the 200mm facility were reversed for the first time in the fiscal year.

in EUR	Status Jan. 1, 2002	Reversal	Allocation	Status Dec. 31, 2002
AMS 2000 grants	12,112,880.77	1,950,003.01	10,055,653.37	20,218,531.13
Other grants	540,892.00	181,500.00	0.00	359,392.00
	12,653,772.77	**2,131,503.01**	**10,055,653.37**	**20,577,923.13**

(11) Provisions for Severance Payments

in EUR	Status Jan. 1, 2002	Consumption	Reversal	Allocation	Status Dec. 31, 2002
Executive officers and senior managers	559,251.56	331,650.00	0.00	57,115.33	284,716.89
Salaried staff	3,229,753.54	372,293.78	0.00	595,082.79	3,452,542.55
Wage earners	1,163,978.49	0.00	0.00	150,368.83	1,314,347.32
	4,952,983.59	**703,943.78**	**0.00**	**802,566.95**	**5,051,606.76**

(12) Other Provisions

in EUR	Status Jan. 1, 2002	Consumption	Reversal	Allocation	Status Dec. 31, 2002
Risks	2,392,000.00	681,589.00	1,710,411.00	7,420,035.00	7,420,035.00
Foreign exchange losses	4,047,851.52	4,047,851.52	0.00	447,213.60	447,213.60
Expected losses related to incomplete contracts	4,277,362.13	1,685,251.00	1,443,491.00	2,851,593.00	4,000,213.13
Unpaid purchase invoices	2,803,124.96	2,803,124.96	0.00	3,563,321.62	3,563,321.62
Personnel expenses	6,664,293.90	6,198,103.93	0.00	4,438,385.52	4,904,575.49
thereof for unconsumed leave entitlement	2,662,514.84	2,662,518.84	0.00	2,719,000.00	2,719,000.00
thereof for long-service bonuses	454,259.66	0.00	0.00	141,500.36	595,760.02
	20,184,632.51	**15,415,920.41**	**3,153,902.00**	**18,720,548.74**	**20,335,358.84**

The provisions for risks also include provisions for costs from pending litigation.

The provisions for expected losses related to incomplete contracts refer not only to contracts which in times of undercapacity do not cover full costs but contribute a significant amount to covering fixed costs but also to development work for specific customers.

The provisions for unpaid purchase invoices include unpaid supplier invoices as well as other expenses relating to the fiscal year which have not yet been settled.

EUR 1,595,145.02 (TEUR 454 in the previous year) are long-term.

(13) Liabilities

in EUR (TEUR prior year values)	With a remaining term of: up to one year	more than one year up to five years	more than five years	Total: 2002	2001
Bank loans and overdrafts	33,428,507.12	69,308,755.73	11,556,195.37	114,293,458.22	85,009
(thereof secured by mortgages)	0.00	0.00	0.00	0.00	0
Customer advances	199,816.47	0.00	0.00	199,816.47	172
Trade receivables	15,551,678.12	0.00	0.00	15,551,678.12	31,745
Payables to affiliated companies	959,482.03	0.00	0.00	959,482.03	115
(thereof from trade)	959,482.03	0.00	0.00	959,482.03	115
Other liabilities	2,120,771.88	2,964,101.16	0.00	5,084,873.04	4,050
(thereof taxes)	119,797.29	0.00	0.00	119,797.29	52
(thereof in the framework of social security)	771,536.26	0.00	0.00	771,536.26	922
(thereof research grants)	196,217.00	2,964,101.16	0.00	3,160,318.16	2,280
	52,260,255.62	**72,272,856.89**	**11,556,195.37**	**136,089,307.88**	**121,091**

Bank Loans and Overdrafts are secured by registrable deeds of pledge deposited with the banks, equitable liens in respect of the purchased machinery and plants, and unrevocable guarantees under § 1357 ABGB (Civil Code) of the Research Promotion Fund (Forschungsförderungsfonds).

In the previous year, the amount of Bank Loans and Overdrafts with a remaining term of up to one year was TEUR 37,060, from 2-5 years TEUR 34,868, more than 5 years TEUR 13,081.

The prior year amount of the research promotion grants included in Other Liabilities was TEUR 122 with a remaining term of up to one year and TEUR 2,158 from 2-5 years.

The rest of the liabilities in the previous year had a remaining term of up to one year.

Bank Loans and Overdrafts in the reported year include a revolving export financing credit (TEUR 16,715), which is reported under short-term liabilities due to its three-month period of notice.

Other Liabilities include expenses in the amount of EUR 1,666,099.59 (TEUR 1,604 in the previous year), which will be cash effective after the balance sheet date.

(14) Contingent Liabilities and Other Contingencies

in EUR (TEUR prior year values)	2002	2001
Guarantee obligations	**223,359.84**	**30**

Guarantee obligations refer to an advance payment guarantee of a customer, a payment guarantee to a research institute and guarantee obligation towards the Graz Main Customs Office.

Other Financial Obligations

in EUR	With a term of: up to one year	more than one year up to five years	Total: 2002
Purchase commitments	14,327,343.06	17,424,000.00	31,751,343.06
(thereof from investment)	2,694,564.74	0.00	2,694,564.74
Leasing obligations	944,985.54	3,932,103.08	4,877,088.62
	15,272,328.60	**21,356,103.08**	**36,628,431.68**

Other Financial Obligations primarily refer to a wafer purchase obligation entered into towards a supplier.

The decrease as compared to the previous year in obligations from the use of property, plant and equipment not reported in the balance sheet is due to the lowered interest rate level.

Notes to the Income Statement

(15) Revenues

Breakdown according to product groups

in EUR (TEUR prior year values)	2002	2001
Production	115,343,999.35	127,528
Engineering	15,357,353.02	16,202
Other	919,123.58	3,797
Gross revenues	**131,620,475.95**	**147,527**
Reductions of revenues	-15,687.06	-35
Net revenues	**131,604,788.89**	**147,492**

Breakdown according to business segments

in EUR (TEUR prior year values)	2002	2001
Communications	22,357,576.85	28,718
Automotive	30,407,710.22	34,611
Industry & Medical	27,833,507.14	29,382
Full Service Foundry	50,889,086.43	51,849
Other	132,595.31	2,967
Gross revenues	**131,620,475.95**	**147,527**
Reduction of revenues	-15,687.06	-35
Net revenues	**131,604,788.89**	**147,492**

Breakdown according to sales regions

in EUR (TEUR prior year values)	2002	2001
EMEA	97,772,334.01	115,641
America	25,393,881.28	21,296
Asia	8,454,260.66	10,590
Gross revenues	**131,620,475.95**	**147,527**
Reduction of revenues	-15,687.06	-35
Net revenues	**131,604,788.89**	**147,492**

Revenues include revenues not relating to the period in the amount of EUR 1,445,602.51.

(16) Other Capitalized Self-Constructed Assets

in EUR (TEUR prior year values)	2002	2001
Capitalized self-constructed assets in connection with the construction of the 200mm production line	0.00	4,029
	0.00	**4,029**

Capitalized self-constructed assets in the previous year refer to all costs directly attributable to the construction of the 200mm production line.

(17) Other Operating Income

in EUR (TEUR prior year values)	2002	2001
Income from the retirement of fixed assets	220,491.93	0
Reversal of provisions	3,153,902.00	4,514
Refund of energy charges	636,894.00	1,300
Subsidy funds	2,417,082.78	1,541
Reversal of grants	2,131,503.01	192
Miscellaneous other operating income	2,062,801.97	3,211
	10,622,675.69	**10,758**

As in the previous year, Miscellaneous Other Operating Income primarily includes foreign exchange gains and reversals of allowances, insurance compensation and invoiced costs.

(18) Cost of Materials and Other Purchased Manufacturing Services

in EUR (TEUR prior year value)	2002	2001
Cost of material	13,045,772.05	16,851
Expenses for purchased services	28,260,228.09	33,066
	41,306,000.14	**49,917**

Expenses for purchased services include purchased manufacturing services in the area of wafer manufacture and assembly, and energy purchase.

(19) Personnel Expenses/Employees

in EUR (TEUR prior year values)	2002	2001
Wages	7,113,118.69	8,071
Salaries	25,453,843.97	29,382
Expenses for severance payments	3,771,695.50	1,472
Expenses for old-age pensions	0.00	51
Expenses for compulsory social security contributions		
Expenses for compulsory social security benefits, and taxes and mandatory contributions related to payroll	9,010,804.10	9,413
Other social expenses	214,460.76	215
	45,563,923.02	**48,604**

From the Expenses for Severance Payments, EUR 388,765.33 (TEUR 199 in the previous year) relate to executive employees. Personnel Expenses include one-time expenses in the amount of EUR 3,189,912.48.

Average number of employees

	2002	2001
Wages earners	254	292
Salaried employees	548	581
(thereof employed in foreign countries)	*(5)*	*(3)*
	802	**873**

The average number of employees of 2001 was adjusted for trainees and temporary employees working on their masters' thesis.

(20) Depreciation and Amortization

Depreciation and amortization of this fiscal year are discussed in (1).

(21) Other Operating Expenses

in EUR (TEUR prior year values)	2002	2001
Taxes (excepting income taxes)	1,362,387.91	862
Services of subsidiaries	8,569,542.78	8,410
Miscellaneous other operating expenses:		
HW/SW maintenance and SW licences	6,468,217.45	8,601
Consulting expenses	3,325,700.89	4,947
Allowance for receivables	3,196,527.86	621
Project development costs	3,148,212.58	3,643
Leasing expenses	2,390,215.19	1,183
Maintenance	2,130,073.58	1,111
Provisions	2,015,188.22	604
Travelling expenses	1,222,128.61	1,608
Insurance	865,878.89	703
Foreign exchange losses	818,439.41	0
Training and personnel recruitment	585,580.20	1,389
Fees and bank charges	526,167.76	742
Advertising	460,918.58	998
Other (freight, office, communication)	7,750,008.05	590
	44,835,187.96	**36,012**

In Services of Subsidiaries, expenses for services rendered by the subsidiaries (market research, technical consulting, support of distribution) are presented.

In Other, expenses for the allocation of provisions for pending litigation and provisions for expected losses from production contracts that do not cover full costs but contribute a significant amount to covering fixed costs are included.

Miscellaneous Other Operating Expenses include one-time expenses due to restructuring measures in the amount of EUR 4,315,374.45.

(22) Financial Result

in EUR (TEUR prior year values)	2002	2001
Income from other long-term securities and loans	88,058.41	91
Other interest and similar income	512,880.91	860
(thereof from affiliated companies)	*(0.00)*	*(0)*
Income from the retirement of investments and current securities	0.00	132
(thereof from affiliated companies)	*(0.00)*	*(0)*
Expenses from investments and current securities	-59,000.00	-442
(thereof depreciation)	*(59,000.00)*	*(440)*
(thereof expenses from affiliated companies)	*(0.00)*	*(440)*
Interest and similar expenses	-5,256,277.89	-3,698
(thereof relating to affiliated companies)	*(0.00)*	*(0)*
	-4,714,338.57	**-3,057**

The increased Interest and Similar Expenses relate to the financing of the 200mm production line.

(23) Write-Down of Investments in Shares

All of the expenses relate to the write-down of securities for the coverage of the provision for severance payments to the market value quoted on the balance sheet date.

(24) Income Taxes

in EUR (TEUR prior year values)	2002	2001
Current tax expense	3,359.09	3
Tax expense from previous years	0.00	665
	3,359.09	**668**

The presented tax expense of the fiscal year in the amount of EUR 3,359.09 relates to the minimum corporate tax. The change in the untaxed reserves did not have any influence on the tax expense of the fiscal year. Deferred tax, which could have been capitalized but was not as the relevant right of choice was exercised, is EUR 2,554,352.80 (TEUR 4,016 in the previous year).

Other Disclosures

Enterprises in which the company holds a 100% share, not taking into account the statutorily required minority shares in Great Britain, Hungary and Hong Kong.

Name and registered office	Shareholders' equity in EUR	Net result 2002 in EUR
austriamicrosystems UK, Ltd. Camberley, Surrey, GU15 3YL, UK	36,859.63	-48,840.38
austriamicrosystems Germany GmbH D-81539 München, Germany	445,800.78	102,488.91
austriamicrosystems France S.a.r.l. F-94300 Vincennes, France	98,625.88	23,379.94
austriamicrosystems Italy S.r.l. I-20146 Milano, Italy	286,475.79	130,141.12
austriamicrosystems USA, Inc. San Jose, CA 95117, USA	286,625.61	63,072.89
Austria Mikro Systeme International Fejleszto es Forgalmazo KFT. (Budapest, Hungary)	41,885.09	-3,965.43
Austria Mikro Systeme International Ltd. (Hong Kong)	1,503.82	-10,399.56
Austria Mikro Systeme International S.L. (Barcelona, Spain)	-24,621.15	-8,868.18
austriamicrosystems Switzerland AG CH-8640 Rapperswil, Switzerland	180,816.68	72,672.62

As of December 31, 2002, austriamicrosystems AG does not hold any further shares.

Relations with Affiliated Companies

The subsidiaries of austriamicrosystems AG carry out market research and technical consulting, support distribution of the products worldwide and represent an additional design capacity.

Between austriamicrosystem AG and the subsidiaries, service agreements on the basis of the cost plus method have been entered into. The expenses austriamicrosystems AG incurred for this are included in Other Operating Expenses.

Stock Option Plan

In the meeting of the Supervisory Board of October 31, 2002, a stock option plan for the purpose of providing stock options to key employees of the company was approved. The options may be granted in 2002 and 2003. The strike price determined on the basis of a company appraisal according to the Viennese valuation method ("Wiener Verfahren") is EUR 18 per share. Up through December 31, 2002, 45,910 stock options were granted to key employees and employees of subsidiaries of the company.

One option entitles the holder to receive one share of the company. The stock options granted are exercised in stages; 33% of the options may be exercised on the first day of issue, a further 33% one year later and the final 33% after two years. However, exercise is restricted since the earliest possible date of exercise is the first day that the company's shares are traded on a recognized stock exchange or following a trade sale. The latest possible exercise date is January 1, 2012; otherwise the options lapse.

The company entered into an agreement with the parent company under which the options granted may be bought from the portfolio of the parent company at the agreed price.

Information Regarding the Risks of the Company

The products manufactured by the company are integrated into complex electronic systems. Deficiencies or functional defects of the ASICs or ASSPs manufactured by austriamicrosystems may indirectly or directly affect the property, health or life of third persons. The company is not in the position to reduce or exclude its liability towards consumers or third parties in their sales agreements. Every product that leaves the company undergoes several qualified checks regarding quality and function.

In spite of quality control systems certified under ISO 9001, VDA 6.1 and QS 9000, product defects may occur and possibly show only after installation and use of the final products. Although this risk has been appropriately insured, negative effects on the assets, financial and earnings position of the company may result in the event of quality problems.

austriamicrosystems AG produces complex integrated circuits, using various process technologies, line widths and production facilities. Like our competitors, we constantly have to develop our technologies. If we infringe any patents in spite of consistently using processes, production flows and design blocks protected under patent law and comprehensive licensing in connection with it, this may have negative effects on the assets, financial and earnings position of the company.

Executive Bodies of austriamicrosystems AG

Management Board
John A. Heugle, MSc
(from April 12, 2002)

Mag. Hans Jörg Kaltenbrunner
(until April 12, 2002)

Dipl.Ing. Dr. Wolfgang Pribyl
(until December 31, 2002)

Prokurists (proxy)
(registered holders of a general commercial power of attorney vested by statute)
Dipl. Ing. Gerhard Richter
(until May 22, 2002)

Mag. Gernot Proske

Ing. grad. Hubertus Christ

Dipl.Ing. Franz Faschinger

Dipl. Ing. Walter Mente

Mag. Alexander Harrer

Dipl. Ing. Günter Schlatte
(until August 12, 2002)

Mag. Michael Wachsler Markowitsch
(from August 12, 2002)

Supervisory Board
Dipl. Ing. Guido Klestil
(chairman)

Prof. Dr. Siegfried Selberherr
(deputy chairman)

Prof. Dr.h.c. Helmut List
(member)

Arturo Krueger
(member)

Dipl. Ing. Roland Koo
(member)

Ing. Reinhard Spinotti
(employees' representative)

Johann Eitner
(employees' representative)

Ing. Günter Kneffel
(employees' representative)

Remuneration of the Supervisory Board

Total remuneration of the Supervisory Board of austriamicrosystems AG was EUR 24,753.08 (TEUR 20 in the previous year).

No advances or credits have been granted to members of the Management or Supervisory Boards, and no contingencies were made for the benefit of these persons.

Suggestion Regarding the Use of Profit

The fiscal year 2002 ends with a net loss for the year of	EUR 18,510,751.23

The Management Board suggests to use this loss as follows:

Carryforward to a new account	EUR 18,510,751.23

Unterpremstätten, on February 28, 2003

John A. Heugle
Member of the Management Board

Auditor's Report

"According to our due audit we certify that the accounting records and the financial statements comply with the legal regulations. The financial statements give a true and fair view of the Company's assets, liabilities, financial, and earnings position in conformity with generally accepted accounting principles. The Director's Report corresponds with the financial statements."

Vienna, on March 17, 2003

AUDITOR TREUHAND GMBH
Wirtschaftsprüfungs-und Steuerberatungsgesellschaft

Mag. Michael SCHOBER   Mag. Walter MÜLLER
signed personally
Certified Public Accountants

Schedule of fixed assets in the fiscal year 2002

(amounts in EUR)

	Cost of Acquisition and Manufacturing					Accumulated Depreciation					Carrying Amounts	Carrying Amounts
	Jan. 1, 2002	Additions 2002	Transfers	Disposals 2002	Dec. 31, 2002	Jan. 1, 2002	Additions 2002	Impairment loss	Disposals 2002	Dec. 31, 2002	Dec. 31, 2002	Dec. 31, 2001
I. INTANGIBLE ASSETS												
1. Patents and licences	14,536,584.13	3,129,930.30	2,944,642.44	0.00	20,611,156.87	9,182,649.13	2,636,626.74	0.00	0.00	11,819,275.87	8,791,881.00	5,353,935.00
2. Prepayments and construction in progress	0.00	3,734,582.15	875,684.71	0.00	4,610,266.86	0.00	0.00	0.00	0.00	0.00	4,610,266.86	0.00
	14,536,584.13	**6,864,512.45**	**3,820,327.15**	**0.00**	**25,221,423.73**	**9,182,649.13**	**2,636,626.74**	**0.00**	**0.00**	**11,819,275.87**	**13,402,147.86**	**5,353,935.00**
II. PROPERTY, PLANT AND EQUIPMENT												
1. Land and buildings	26,983,131.33	869,288.34	35,576,597.35	0.00	63,429,017.02	12,500,136.76	1,610,444.69	0.00	0.00	14,110,581.45	49,318,435.57	14,482,994.57
2. Plant and machinery	144,067,598.47	4,603,975.24	107,113,854.38	-2,918,876.40	252,866,551.68	108,191,620.85	18,719,078.23	557,875.00	-2,918,876.40	124,549,697.68	128,316,854.00	35,875,977.62
3. Other fixtures, fittings, tools and office equipment	18,012,413.56	628,714.53	4,604,013.67	-107,632.74	23,137,509.02	13,496,408.52	2,622,739.24	0.00	-107,632.74	16,011,515.02	7,125,994.00	4,516,005.04
4. Prepayments and construction in progress	168,195,323.38	4,947,738.80	-151,114,792.54	0.00	22,028,269.62	0.00	0.00	0.00	0.00	0.00	22,028,269.62	168,195,323.38
	357,258,466.74	**11,049,716.89**	**-3,820,327.15**	**-3,026,509.14**	**361,461,347.34**	**134,188,166.13**	**22,952,262.16**	**557,875.00**	**-3,026,509.14**	**154,671,794.15**	**206,789,553.19**	**223,070,300.61**
III. INVESTMENTS												
1. Shares in affiliated companies	1,283,686.01	0.00	0.00	-1,090,092.52	193,593.49	1,090,092.52	0.00	0.00	-1,090,092.52	0.00	193,593.49	193,593.49
2. Securities (long-term)	2,118,099.39	51,457.98	0.00	-810,986.13	1,358,571.24	161,304.62	59,000.00	0.00	-75,374.13	144,930.49	1,213,640.75	1,956,794.77
	3,401,785.40	**51,457.98**	**0.00**	**-1,901,078.65**	**1,552,164.73**	**1,251,397.14**	**59,000.00**	**0.00**	**-1,165,466.65**	**144,930.49**	**1,407,234.24**	**2,150,388.26**
FIXED ASSETS	**375,196,836.27**	**17,965,687.32**	**0.00**	**-4,927,587.79**	**388,234,935.80**	**144,622,212.40**	**25,647,888.90**	**557,875.00**	**-4,191,975.79**	**166,636,000.51**	**221,598,935.29**	**230,574,623.87**

HEAD OFFICE OF THE COMPANY

austriamicrosystems AG
Schloss Premstätten
Tobelbaderstrasse 30
8141 Unterpremstätten
Austria

LEGAL ADVISERS TO THE COMPANY AND THE SELLING SHAREHOLDERS

As to U.S. and Austrian Law
Freshfields Bruckhaus Deringer
Taunusanlage 11
60329 Frankfurt am Main
Germany

Seilergasse 16
1010 Vienna
Austria

As to Swiss Law
Bär & Karrer
Brandschenkestrasse 90
8027 Zurich
Switzerland

LEGAL ADVISERS TO THE MANAGERS

As to U.S. Law
Shearman & Sterling LLP
Gervinusstrasse 17
60322 Frankfurt am Main
Germany

As to Austrian Law
Binder Grösswang Rechtsanwälte OEG
Sterngasse 13
1010 Vienna
Austria

FINANCIAL ADVISERS TO THE SELLING SHAREHOLDERS

Lazard & Co. GmbH
Ulmenstrasse 37
60325 Frankfurt am Main
Germany

AUDITORS TO THE COMPANY

Auditor Treuhand GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft
(Member of Deloitte & Touche)
Teinfaltstrasse 8
1010 Vienna
Austria